

2025
Annual Report

Moving business forever forward.



Letter from our Chief Executive Officer

Dear Stockholders,

Twenty years ago, Workday's founders Dave Duffield and Aneel Bhusri set out to revolutionize enterprise software with cloud computing. Today, we stand at another pivotal moment, driven by the transformative power of artificial intelligence. Companies everywhere are reimagining how work gets done, and the increasing demand for AI is driving a new wave of growth for Workday. We are well-positioned to lead, building on our solid foundation of innovation and customer success.

Fiscal year 2025 demonstrated our continued momentum, with 17% year-over-year subscription revenue growth. We achieved Fortune 500 status and were named to the S&P 500, alongside many of our valued customers, a testament to the trust our more than 11,000 customers have placed in us.

In today's dynamic landscape, organizations of all sizes across industries and geographies rely on Workday to manage their people, money, and agents — all on a unified, AI-powered platform.

Advancing AI Leadership

Just as we did with the transition to the cloud, we're helping our customers harness AI to give their businesses an edge. We develop AI innovation that delivers real value to our customers, enabling productivity gains while keeping humans and trust at the center.

Last year we unveiled Workday Illuminate™, the next generation of AI, designed to drive employee productivity and transform business processes. Our AI is powered by the world's largest and cleanest set of HR and financial data — with more than one trillion transactions on the Workday platform last year alone. This foundation is enabling us to innovate quickly and introduce AI agents that can support everything from payroll and recruiting to financial auditing, to name a few!

And with our recently announced Workday Agent System of Record, we're committed to helping customers unlock the potential of agentic AI while maintaining centralized control, governance, and visibility. As the system of record for people and money, Workday is uniquely positioned to manage every part of the workforce — employees, contingent workers, and agents — on our trusted platform.

We believe that, if implemented responsibly, AI will create a step-function change in human productivity. While Workday is accelerating innovation, we remain firm in our commitment to ethical AI development, actively contributing to responsible AI policies in the U.S. and the European Union.

Driving Strategic Growth

We are executing on key growth initiatives to expand our market reach. Our industry-focused strategy continues to deliver results, with Professional and Business Services joining Financial Services and Retail and Hospitality in surpassing $1 billion in annual recurring revenue. We are also seeing strong momentum in the Healthcare and State and Local Government industries.

Global growth continues to be a massive opportunity for us, representing roughly half of our total addressable market. We are making investments in strategic regions. A few great examples are the strategic product investments we've made in APAC, and the expansion of our operations in Japan and EMEA.

Over the past couple of years, our partner ecosystem has grown fivefold, playing a vital role in delivering successful deployments, driving innovation, and supporting our pipeline. Our Built on Workday program, which enables partners to build and distribute applications on our platform, is a prime example of this powerful combination.

Our People and Core Values

Our Workmates around the world, guided by our core values, are the foundation of Workday's success. We are honored to be recognized as one of Ethisphere's World's Most Ethical Companies®, JUST Capital's America's Most JUST Companies, and among Glassdoor's Best Places to Work.

Our special culture and growth opportunity makes Workday a magnet for exceptional talent. In the past twelve months alone, we welcomed both Rob Enslin as President, Chief Commercial Officer, and Gerrit Kazmaier as President, Product and Technology, further strengthening our leadership team.

From a Board perspective, we have appointed Mark Hawkins as our new lead independent director. His extensive leadership experience and proven track record of helping companies scale will be invaluable as we drive a new wave of growth. I want to thank George Still for his years of service as our lead independent director. His dedication and guidance have been instrumental to Workday's success and we are fortunate that George will remain on the Board.

We've entered FY26 — our 20th year in business — with an amazing team and Board, renewed energy, and a clear view of how we can fulfill our founders' vision to revolutionize enterprise software — this time with AI.

Thank you for your continued investment in Workday. I invite you to join our Annual Meeting of Stockholders on June 4, 2025.

Sincerely,

Carl M. Eschenbach
Chief Executive Officer



WORKDAY, INC.
6110 STONERIDGE MALL ROAD
PLEASANTON, CALIFORNIA 94588

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS

Date Wednesday, June 4, 2025	**Location** Online at www.virtualshareholdermeeting.com/WDAY2025
Time 9:00 AM (Pacific Daylight Time)	**Who Can Vote** Stockholders of record as of April 7, 2025

The 2025 Annual Meeting of Stockholders ("Annual Meeting") of Workday, Inc., a Delaware corporation (referred to as "Workday," "we," "us," and "our") will be held via live audio webcast on **Wednesday, June 4, 2025, at 9:00 a.m. PDT** to consider the Items of Business listed below and more fully described in the accompanying Proxy Statement. The Annual Meeting is being held in a virtual format to enhance stockholder engagement, enable improved communication, and allow access to all stockholders regardless of geographic location.

Items of Business

1. To elect four nominees to our Board of Directors to serve as Class I directors until the 2028 Annual Meeting of Stockholders;

2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2026; and

3. To approve, on an advisory basis, the compensation paid to Workday's named executive officers.

We will also transact any other business that may properly come before the Annual Meeting, although we are not aware of any such business as of the date of this Proxy Statement.

All stockholders of record at the close of business on April 7, 2025 — which the Board of Directors has established as the record date — are entitled to vote on the above items and to attend the Annual Meeting. Beginning on or about April 23, 2025, a Notice of Internet Availability of Proxy Materials (the "Internet Notice") is being mailed to stockholders of record. It contains instructions on how to access the Proxy Statement for our Annual Meeting and our Annual Report to Stockholders on Form 10-K for our fiscal year ended January 31, 2025 (together, the "proxy materials") online at www.proxyvote.com. The Internet Notice also includes instructions on how to vote online, as well as how to receive a paper or email copy of the proxy materials, which will include instructions on voting by telephone or mail, as applicable.

You will be able to listen to the Annual Meeting, submit your questions, and vote during the live audio webcast of the meeting by visiting www.virtualshareholdermeeting.com/WDAY2025 and entering the 16-digit control number provided to you. Further details about voting and attending the Annual Meeting are set forth in the Question and Answer section beginning on page 82 of the Proxy Statement.

If you have any questions regarding this information or the proxy materials, please visit our website at investor.workday.com or contact our Investor Relations department via email at IR@workday.com.

YOUR VOTE IS IMPORTANT

Whether or not you plan to join our virtual Annual Meeting, please vote as promptly as possible to ensure your representation at the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 4, 2025: THIS PROXY STATEMENT AND THE ANNUAL REPORT ARE AVAILABLE AT www.proxyvote.com

We appreciate your continued support of Workday and look forward to receiving your proxy.

By order of the Board of Directors,

Aneel Bhusri
Co-Founder and Executive Chair
April 23, 2025

TABLE OF CONTENTS

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements, which are subject to safe harbor protection under the Private Securities Litigation Reform Act of 1995. All statements contained in this report other than statements of historical fact, including statements regarding our strategies and objectives, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "seek," "plan," and similar expressions are intended to identify forward-looking statements. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section of, and elsewhere in, our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, and our other filings with the Securities and Exchange Commission ("SEC"). All forward-looking statements are based on management's estimates, projections, and assumptions as of the date hereof. Although we believe that the forward-looking statements are reasonable, we cannot guarantee future results, levels of activities, performance, or achievements. We undertake no duty to update any of these forward-looking statements after the date of this Proxy Statement or to conform these statements to actual results or revised expectations, except as required by law.

TRADEMARKS

Workday, the Workday logo, Peakon, Workday Illuminate, and VIBE are trademarks of Workday, Inc., which may be registered in the United States and elsewhere. Other trademarks, service marks, or trade names appearing in this Proxy Statement are the property of their respective owners.

NO INCORPORATION OF WEBSITES BY REFERENCE

This Proxy Statement includes several website addresses. These are intended to provide inactive, textual references only, and the information on these websites is not a part of this Proxy Statement.

FISCAL YEAR

Our fiscal year ends on January 31. References to "fiscal 2025," for example, refer to the fiscal year ended January 31, 2025.

PROXY STATEMENT SUMMARY

This Proxy Statement and the enclosed form of proxy are being furnished in connection with the solicitation of proxies by the Board of Directors of Workday, also referred to as the "Board," for use at the 2025 Annual Meeting of Stockholders. The below summary highlights the proposals to be acted on, as well as selected information about our corporate governance, executive compensation, and business. We encourage you to read the entire Proxy Statement for more information prior to voting.

2025 ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	June 4, 2025, 9:00 a.m. Pacific Daylight Time
Location:	The Annual Meeting will be held online at www.virtualshareholdermeeting.com/WDAY2025 via a live audio webcast. You will not be able to attend the Annual Meeting in person.
Record Date:	April 7, 2025
Meeting Access:	Stockholders who held shares of our common stock as of the record date will be able to access and vote at the Annual Meeting by using the 16-digit control number included in the Internet Notice or with the proxy materials they received. Others may also access and listen to the virtual meeting via the link above but are not eligible to vote.
Who Can Vote:	Holders of record of our Class A and Class B common stock as of the record date are entitled to vote. Our Class A common stock, which is publicly traded, has one vote per share. Our Class B common stock, which is primarily held by certain of our executive officers, directors, and other affiliates, has 10 votes per share. *We strongly encourage all stockholders to vote and to do so as promptly as possible.*
How to Vote:	Below are the ways stockholders who held shares of our common stock as of the record date can vote ahead of and during the Annual Meeting. If you only received an Internet Notice, you can vote online. If you received a copy of the proxy materials, you can vote online, by phone, or by mail following the instructions provided. If you hold your shares through a broker, bank, or other nominee, you should receive a voting instruction form that contains voting instructions.

HOW TO VOTE *(requires the 16-digit control number included in your Internet Notice, proxy card, or voting instruction form)*

ONLINE BEFORE ANNUAL MEETING	PHONE (if you received proxy materials)	MAIL (if you received proxy materials)	ONLINE DURING ANNUAL MEETING
			
Go to www.proxyvote.com until 11:59 p.m. EDT on June 3, 2025	Call toll-free at 1-800-690-6903 until 11:59 p.m. EDT on June 3, 2025	Complete and mail your proxy card so it is received prior to the Annual Meeting	Go to www.virtualshareholdermeeting.com/ WDAY2025

 Please see the "Question and Answer" section beginning on page 82 for additional information about the Annual Meeting, voting, and other procedures.

PROPOSALS AND BOARD RECOMMENDATIONS

PROPOSALS	BOARD RECOMMENDATION		FURTHER DETAILS
1. To elect to our Board of Directors the following four nominees to serve as Class I directors until the 2028 Annual Meeting of Stockholders: Carl M. Eschenbach, Michael M. McNamara, Michael L. Speiser, and Jerry Yang	☑	"FOR" each director nominee	Pages 8-21
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2026	☑	"FOR"	Pages 22-23
3. To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement	☑	"FOR"	Page 24

ELECTION OF DIRECTORS AND GOVERNANCE

Our Board of Directors oversees areas significant to Workday's business and affairs, such as risk management and strategy, helping to ensure we operate effectively and ethically and in the best interests of our stockholders. The Board is organized into three classes, with the members of each class up for election once every three years. The Board monitors and reviews with management both the performance of Workday (in relation to its financial objectives, major goals, strategies, and competitors) and Workday's long-term strategic business plans, as well as other pertinent issues affecting our company.

Our Board recommends that you vote FOR each of the below nominees to serve as Class I directors until the 2028 Annual Meeting of Stockholders.

NOMINEES	DIRECTOR SINCE	INDEPENDENT	CURRENT COMMITTEES
Carl M. Eschenbach, 58 Chief Executive Officer, Workday	2018		
Michael M. McNamara, 68 Co-Founder & Chief Executive Officer, Samara Living Inc.	2011	✓	Audit, Nominating and Governance
Michael L. Speiser, 54 Managing Director, Sutter Hill Ventures	2024	✓	Investment
Jerry Yang, 56 Founding Partner, AME Cloud Ventures	2013	✓	Investment

Board Highlights
as of April 23, 2025



Our Board	12 Members	3 Women	9 Men	

Age	61 Average Age	Age 50-60 7 Directors	Age 61-70 4 Directors	Age 71+ 1 Director

Tenure	~6.75 Years Average	> 10 years 4 Directors	4-10 years 2 Directors	< 4 years 6 Directors



10 of 12 Directors are **Independent**



50% of all Directors are **Women and/or Minorities**

Director Experience and Qualifications


Technology
9 Directors


Cybersecurity or Privacy
6 Directors


Artificial Intelligence or Emerging Tech
7 Directors


Global Business Operations
10 Directors


Business Development or Strategy
8 Directors


Sales, Marketing, or Brand Building
9 Directors


Human Capital Management
10 Directors


Finance or Accounting
8 Directors

Executive Leadership
12 Directors

Other Public Company Board Service
11 Directors

Governance Highlights



We are committed to effective corporate governance that is informed by our stockholders, promotes the long-term interests of our key stakeholders, and strengthens Board and management accountability. Our governance structure fosters transparency and provides a clear framework for ethical decision-making, risk management, and regulatory compliance. Some highlights of our governance program include:

✓	Lead Independent Director	✓	Annual Board and Committee Evaluations
✓	Chief Executive Officer, Chair, and Lead Independent Director roles held by different people	✓	Ongoing Board and Executive Succession Planning
✓	Ongoing Board Refreshment — Four New Directors Added in the Last Two Fiscal Years and recent rotation of Lead Independent Director role	✓	Majority Voting for Directors
✓	Highly Independent Board (10 of 12 Directors)	✓	Frequent Executive Sessions of Independent Directors
✓	100% Independent Committees	✓	Robust Stock Ownership Guidelines for Directors and Executives
✓	Board Composition Reflects Well-Rounded Range of Backgrounds, Experiences, Skills, and Tenure	✓	Clawback Policy for Executives
✓	Highly Engaged Board Oversight of Critical Risk Areas	✓	Annual Advisory Vote to Approve Executive Compensation
✓	Continuing Director Education	✓	Proactive Stockholder Outreach and Year-Round Engagement Program

Stockholder Engagement



Our Board of Directors values and takes seriously the views of our stockholders. As a part of our regular review of our governance and executive compensation policies and practices, risk oversight, and culture and human capital programs, our Board takes the perspectives of our stockholders into account as it considers appropriate changes. In addition to our Annual Meeting each year, we provide stockholders with opportunities to deliver feedback on areas such as our corporate governance, compensation programs, and responsible artificial intelligence ("AI") practices through our year-round stockholder engagement program. Our proactive stockholder engagement program allows for an open dialogue with our stockholders, promoting transparency and accountability.

Year-Round Engagement Cycle

Winter/Spring **Assess Stockholder Feedback and Prepare Disclosures**	*Spring/Summer* **Hold Annual Meeting**
• Review stockholder feedback and consider updates to governance and executive compensation practices and disclosures • Prepare and publish Annual Report • Prepare and publish Proxy Statement	• Engage with stockholders about proxy matters, respond to questions, and solicit support for Board recommendations • Review proxy advisory firms' analyses of voting matters • Prepare and publish Global Impact Report • Hold Annual Meeting of Stockholders in June • Post recording of Annual Meeting, including Q&A from stockholders, on our Investor Relations website • Receive and publish voting results
Fall/Winter **Conduct Stockholder Outreach**	*Summer/Fall* **Consider Meeting Results**
• Hold Workday Rising, including Financial Analyst Day • Engage in proactive stockholder outreach to discuss developments in Workday's business, board composition, corporate governance, and other topics important to stockholders	• Consider Annual Meeting voting results, investor feedback, governance best practices, and regulatory developments and discuss such results, feedback, and updates with the Board and committees • Plan stockholder outreach and prioritize focus areas • Prepare for Workday Rising and annual Financial Analyst Day




Our Investor Relations team regularly meets with investors and investment analysts. Meetings often include participation from our legal, executive compensation, environmental sustainability, and responsible AI business leaders, as well as an independent director, upon request. Our legal team regularly communicates topics discussed and stockholder feedback to senior management and the Board for consideration in their decision-making. We also engage with proxy advisory firms to discuss our programs and stockholder feedback and learn about key focus areas their clients are raising. Our quarterly earnings calls provide stockholders with an opportunity to hear about our financial results and corporate strategy.





















Below is a summary of our engagement with stockholders since we filed our 2024 Proxy Statement.

We actively reached out to our top 25 stockholders, representing approximately

54%

of the shares of our outstanding Class A common stock.(1)

We held meetings with 16 stockholders, representing approximately

33%

of the shares of our outstanding Class A common stock.(1)

(1) Represents ownership as of December 31, 2024.

Topics Discussed

- Financial performance and stockholder value creation
- Corporate governance
- Board oversight
- Board composition, including membership, committees, and leadership refreshment
- Our executive compensation program, including alignment of pay with performance and stock-based compensation dilution
- Environmental and social matters
- Our strategic roadmap and growth drivers, including responsible AI

What We Heard from Stockholders

Continue focus on Board refreshment	Executive equity grants lack performance conditions	Reduce stock-based compensation expense

How We Responded

Rotated Lead Independent Director and Compensation and Nominating and Governance Committee Members to enhance independence and sound governance practices	**Introduced performance-based restricted stock unit awards for fiscal 2026** to strengthen our executive compensation pay for performance philosophy	**Reduced stock-based compensation expense** as a percentage of revenue in fiscal 2025 by 150 basis points, as compared to fiscal 2024

We intend to continue the dialogue with our stockholders on the matters listed above and others, and will consider stockholder feedback along with best practices, market standards, and applicable regulations in making governance and other key board decisions.

EXECUTIVE COMPENSATION PROGRAM

We operate in a highly competitive and rapidly evolving market, and we expect competition among companies in our market to continue to increase. Our ability to compete and succeed in this environment is directly correlated to our ability to recruit, incentivize, and retain the talent necessary to execute against our business objectives. Our compensation philosophy is therefore designed to establish and maintain a compensation program that attracts, motivates, and rewards talented individuals who possess the skills necessary to support our near-term objectives and create long-term value for our stockholders, expand our business, and assist in the achievement of our strategic goals. The key elements of our total rewards philosophy include:

- **Alignment with stockholders**
- **Focus on innovation and performance**
- **Attract and retain talent**

Our executive compensation program is comprised of base salary, cash bonuses (other than for Mr. Bhusri), equity-based awards, and health and welfare programs. Our executive compensation program has been, and continues to be, weighted more heavily towards equity compensation. During fiscal 2025, the Compensation Committee of our Board of Directors reviewed and assessed our compensation philosophy, and together with the assistance of our independent compensation consultant and management, reviewed, evaluated, and approved the compensation arrangements of our executive officers.

WORKDAY AT-A-GLANCE

At Workday, we strive to make the world of work and business better and hope to empower customers to do the same through an innovative suite of solutions with more than 70 million users under contract around the world and across industries — from emerging and medium-sized businesses to more than 60% of the Fortune 500. Central to our purpose is a set of core values — with our **employees** as number one — along with **customer service**, **innovation**, **integrity**, **profitability**, and **fun**. We believe that happy employees lead to happy customers, and we are committed to helping our customers adapt and thrive in this increasingly dynamic business environment.

Our Business

Workday is the AI platform that helps organizations manage their people, money, and agents. Workday provides more than 11,000 organizations with cloud solutions powered by AI to help solve some of today's most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected.

Fiscal 2025 Financial Highlights

Our solid fiscal 2025 results are a testament to the strategic, mission-critical nature of our solutions and the strength of our business. Financial highlights for fiscal 2025 include:

- *Total Revenues.* Total revenues of $8.4 billion, an increase of 16% year over year
- *Subscription Revenues.* Subscription revenues of $7.7 billion, an increase of 17% year over year
- *Operating Cash Flows.* Operating cash flows of $2.5 billion, an increase of 15% year over year

Driven by Values

 Workday's values have been part of our DNA since day one and help create a workplace where everyone has the opportunity to thrive. When we look ahead, our values shape the possibilities we see — for reinvention, for progress, for working together to move forever forward.

Workday was founded with the idea of putting people at the center of enterprise software, which is why employees are our number one core value. We believe a supportive and inclusive workplace, where everyone feels valued and engaged, is the key to great products, happy customers, and an enduring company. Our Chief People Officer is responsible for developing and executing Workday's human capital strategy, including programs focused on total rewards; workforce planning and our skills-based hiring approach; employee skills, development, engagement, and wellbeing; and our inclusive, high-performance culture. Our Chief People Officer and our Chief Executive Officer regularly update our Board of Directors and the Compensation Committee on human capital matters and seek their input on subjects such as succession planning, executive compensation, and company-wide people programs.

    



Employees   **Customer Service**   **Innovation**   **Integrity**   **Profitability**   **Fun**

Responsible Business Practices

Workday is committed to operating with integrity as we grow our business and execute our strategy, including caring for people and our communities. Our strategic approach to corporate responsibility focuses on key areas that support our enduring growth and is built on four core principles:

Help Others Innovate	Protect the Planet	Put People First	Act with Integrity

As stewards of information that is valuable to us and our customers, suppliers, and partners, we prioritize trust, privacy, and security. We believe in the power of AI to unlock human potential, drive business value, and enable our customers and their employees to focus on strategic and fulfilling work. We are committed to building responsible, trustworthy AI solutions that solve real business problems. Our commitment to responsible AI is a reflection of our core values of integrity and innovation, and our responsible AI framework serves as the cornerstone of our work in this space as we aspire to amplify human potential, positively impact society, champion transparency and fairness, and deliver on our commitment to data privacy and protection.

Committed to Our Culture

- 13 Employee Belonging Councils, providing spaces open to all employees to drive connection and innovation
- Foster employee skills and career growth, with access to learning platforms and development opportunities and regular individual feedback



Committed to Our Values

- Listed on JUST Capital's 2025 JUST 100
- Launched AI masterclass courses to upskill our employees and incorporated responsible AI practices into our Code of Conduct training
- In fiscal 2025, employees logged over 50,000 volunteer hours

PROPOSAL NO. 1: ELECTION OF DIRECTORS



FOR THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 1 TO ELECT CARL M. ESCHENBACH, MICHAEL M. MCNAMARA, MICHAEL L. SPEISER, AND JERRY YANG AS CLASS I DIRECTORS.

Our Board of Directors currently consists of 12 members. Our Certificate of Incorporation and Bylaws (together, our "formation documents") provide for a classified Board consisting of three classes of directors, with directors serving staggered three-year terms. Directors in a particular class are nominated for additional three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors is elected at each annual meeting, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his or her successor, or until his or her earlier resignation or removal.

Our formation documents also provide that our Board may make changes by resolution concerning the authorized number of directors and that any additional directorships resulting from an increase in the authorized number of directors shall be distributed among the three classes as the Board determines in its discretion. The formation documents further provide that our Board or our stockholders may fill vacant directorships, except that in the event that the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, only our Board may fill vacancies.

Vote Required

Our Bylaws require that each director be elected by a majority voting standard in uncontested director elections. Our Bylaws provide that if an incumbent director fails, in an uncontested election, to receive the affirmative vote of a majority of the votes properly cast, then the director shall tender his or her resignation to the Nominating and Governance Committee of the Board of Directors. That committee will then make a recommendation to the Board on whether to accept or reject the resignation, nominate a replacement, or recommend any other related action be taken.

Accordingly, for the 2025 Annual Meeting, the election of each nominee requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against a nominee.

Upon the recommendation of the Nominating and Governance Committee, the Board has designated the four nominees listed below for election at the Annual Meeting, each of whom currently serves as a director of Workday. Together with the other members of the Board, these nominees bring a wide variety of relevant skills, professional experience, and backgrounds, as well as a broad range of viewpoints and perspectives to represent the long-term interests of stockholders and to fulfill the leadership and oversight responsibilities of the Board. The following table sets forth certain information about each of our directors, including our nominees.

Nominees for Director	Class	Age	Year Appointed Director	Current Term Expires	Expiration of Term for Which Nominated
Carl M. Eschenbach	I	58	2018	2025	2028
Michael M. McNamara[(1)(2)(3)]	I	68	2011	2025	2028
Michael L. Speiser[(1)(4)]	I	54	2024	2025	2028
Jerry Yang[(1)(4)]	I	56	2013	2025	2028
Continuing Directors					
Aneel Bhusri	III	59	2005	2027	—
Thomas F. Bogan[(1)(4)]	III	73	2022	2027	—
Elizabeth Centoni[(1)(5)]	III	60	2024	2027	—
Lynne M. Doughtie[(1)(2)(5)]	III	62	2021	2027	—
Wayne A.I. Frederick, M.D.[(1)(3)]	II	53	2022	2026	—
Mark J. Hawkins[(1)(2)(3)]★	II	66	2023	2026	—
Rhonda J. Morris[(1)(5)]	II	59	2025	2026	—
George J. Still, Jr.[(1)(4)(5)]	II	67	2009	2026	—

(1) Independent member of the Board
(2) Member of the Audit Committee
(3) Member of the Nominating and Governance Committee
(4) Member of the Investment Committee
(5) Member of the Compensation Committee
★ Lead Independent Director

Summary of Director Experience and Qualifications

The matrix below summarizes key qualifications, skills, and attributes relevant to the decision to nominate candidates to serve on the Board of Directors. A mark indicates a specific area of focus or expertise on which the Board particularly relies. This summary is not intended to be an exhaustive list of each director's skills or contributions to the Board and not having a mark does not mean the director does not possess that qualification or skill. The biographies of our continuing directors and director nominees describe each director's background and relevant experience in more detail.

Key Skill or Experience	Bhusri	Bogan	Centoni	Doughtie	Eschenbach	Frederick	Hawkins	McNamara	Morris	Speiser	Still	Yang
Software or technology	✓	✓	✓	✓	✓		✓			✓	✓	✓
Cybersecurity, information security, or privacy	✓	✓		✓	✓		✓					✓
Artificial intelligence, machine learning, or emerging technologies	✓	✓	✓		✓					✓	✓	✓
Global business operations	✓	✓	✓	✓	✓		✓	✓	✓	✓		✓
Business development or strategy in the software industry	✓	✓	✓		✓		✓			✓	✓	✓
Sales, marketing, or brand building	✓	✓	✓	✓	✓			✓	✓	✓		✓
HCM, including talent recruitment and retention	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	
Finance or accounting		✓		✓	✓		✓	✓		✓	✓	✓
Executive leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Other public company board service	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
Demographics												
Male	✓	✓			✓	✓	✓	✓		✓	✓	✓
Female			✓	✓					✓			
White		✓		✓	✓		✓	✓		✓	✓	
African American or Black						✓			✓			
Asian	✓		✓									✓

Nominees for Director

CARL M. ESCHENBACH



Age: 58
Director since 2018

Workday Committees
• None

Current Position
Chief Executive Officer, Workday

Education
DeVry University
Electronics technician diploma

Other Public Company Boards
• **Palo Alto Networks, Inc.** (since 2013)
• Aurora Innovation, Inc. (2019 to March 2023)
• UiPath, Inc. (December 2020 to March 2023)
• Zoom Video Communications, Inc. (2016 to January 2023)
• Snowflake Inc. (2019 to April 2023)

Professional Highlights

Carl M. Eschenbach has been our Chief Executive Officer since February 2024, after serving as our Co-Chief Executive Officer since December 2022. Mr. Eschenbach was a general partner at Sequoia Capital Operations, LLC, a venture capital firm, from 2016 to December 2022, where he currently serves as a venture partner. Prior to that, Mr. Eschenbach spent 14 years at VMware, Inc., a leading innovator in enterprise software, where he held a number of leadership roles in operations, most recently as its President and Chief Operating Officer from 2012 to 2016. Prior to that, Mr. Eschenbach held various sales management positions with Inktomi Corporation, 3Com Corporation, Lucent Technologies, Inc., and EMC Corporation.

Qualifications

Mr. Eschenbach brings to our Board over 30 years of operational and sales experience in the technology industry, coupled with deep knowledge of high-growth companies. With his decades of experience leading and scaling successful technology companies, Mr. Eschenbach provides invaluable insights to our Board. In his role as Chief Executive Officer, he is at the forefront of driving Workday's growth and AI innovation, allowing him to share with the Board real-time perspectives on areas most pertinent to our business. This direct, operational experience significantly enhances the Board's effectiveness in its risk oversight function, helping to ensure Workday is well-positioned to navigate the complexities of the technology landscape and capitalize on emerging opportunities.

         

MICHAEL M. MCNAMARA

Independent Director

Age: 68

Director since 2011

Current Position

Co-Founder and Chief Executive Officer, Samara Living Inc.

Education

University of Cincinnati
Bachelor's degree, industrial management

Santa Clara University
Master's degree, business administration

Other Public Company Boards

- **Carrier Global Corporation** (since April 2020)
- Slack Technologies, Inc. (2019 to July 2021)
- Flex (2005 to 2018)

Workday Committees

- Audit
- Nominating and Governance (Chair)

Professional Highlights

Michael M. McNamara is Co-Founder and Chief Executive Officer of Samara Living Inc., a company specializing in factory built housing and additional dwelling units, a position he has held since May 2022. Prior to the formation of Samara Living Inc., Mr. McNamara served as Head of the Samara division of Airbnb, Inc. from January 2020 to May 2022. Mr. McNamara served as a venture partner at Eclipse Ventures, a Silicon Valley venture capital firm, from 2019 to March 2022. From 2006 to 2018, Mr. McNamara was Chief Executive Officer of Flex Ltd. ("Flex"), a company that delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets. He also held other senior roles at Flex after joining the company in 1994.

Mr. McNamara served as a member of the Visiting Committee of the Sloan School of Management at Massachusetts Institute of Technology ("MIT") from 2019 to December 2022, on the board of advisors of MIT from 2014 to 2019, and on the board of advisors of Tsinghua University School of Economics and Management from 2006 to 2019, and is an advisor to or director of several other private companies and one investment fund.

Qualifications

Mr. McNamara brings to our Board extensive leadership and experience in managing international operations. His prior service as Flex's Chief Executive Officer provides a management perspective to the business and strategic decisions of the Board, while his current role as Co-Founder and Chief Executive Officer of Samara demonstrates his drive for innovation and industry disruption. His perspective helps the Board remain forward-thinking and adaptable in an evolving business landscape. Further, Mr. McNamara's considerable tenure gives him unique insight into our Board and company history, contributing significantly to his effective leadership of the Nominating and Governance Committee. This leadership is evidenced by governance improvements throughout his tenure and recent successful board refreshment initiatives.

    

MICHAEL L. SPEISER



Independent Director

Age: 54

Director since 2024

Workday Committees
• Investment

Current Position

Managing Director, Sutter Hill Ventures

Education

University of Arizona
Bachelor's degree, political science

Harvard Business School
Master's degree, business administration

Other Public Company Boards

• **Snowflake, Inc.**
  (since 2012)
• Pure Storage, Inc.
  (2009 to 2019)
• Sumo Logic (2012 to 2019)

Professional Highlights

Mr. Speiser has been a managing director at Sutter Hill Ventures, a venture capital firm, since 2008, and serves on the boards of several private companies and unannounced projects. From 2012 to 2014, Mr. Speiser served as the part-time Chief Executive Officer of Snowflake, Inc., and he's served as a director since the company's inception in 2012. He currently serves as a director of several privately help companies. He also served as founding Chief Executive Officer at Augment, Observe, Pure Storage, Inc., and others, and held executive leadership positions at Bix, Inc., Veritas Software, and Yahoo!.

Qualifications

Mr. Speiser brings to our Board more than three decades' experience as a technology leader and venture capitalist, including a proven track record of building some of the fastest growing companies in the world, developing industry-leading products, and incubating some of the most pivotal AI technologies in the industry. This extensive venture capital expertise makes him an exceptionally strong contributor to our Investment Committee, where his insights are invaluable in evaluating and guiding our strategic investments. In today's rapidly evolving landscape, his ability to identify and assess emerging technologies is critical for Workday's growth and competitive positioning. His deep understanding of AI contributes to effective implementation and robust oversight of emerging technologies, helping the Board effectively fulfill its risk oversight responsibility and drive Workday's growth and innovation.

        

JERRY YANG



Independent Director

Age: 56

Director since 2013

Workday Committees
• Investment

Current Position

Founding Partner, AME Cloud Ventures

Education

Stanford University
Bachelor's degree, electrical engineering

Stanford University
Master's degree, electrical engineering

Other Public Company Boards

• **Alibaba Group Holding Limited** (since 2014, and from 2005 to 2012)
• Lenovo, Inc. (2014 to November 2023)
• Yahoo! (1995 to 2012)

Professional Highlights

Jerry Yang is the founding partner of AME Cloud Ventures, an innovation investment firm that he started in 2012. Mr. Yang was a co-founder of Yahoo! Inc., where he served as a director from 1995 to 2012, and as Chief Executive Officer from 2007 to 2009. Mr. Yang also led Yahoo's investments in Yahoo! Japan Corporation and Alibaba Group Holding Limited. He is the Chair of the Stanford University Board of Trustees, and is a director and/or advisor of several other companies and foundations.

Qualifications

Mr. Yang brings to our Board extensive global leadership skills and deep experience in consumer internet technology, giving him invaluable insight into navigating the complexities of international markets and expansion. With a keen eye for innovation and deep expertise in growing and leading technology companies, Mr. Yang offers strategic guidance on our growth and innovation. His experience as a trusted advisor to technology companies around the world further enhances his ability to provide the Board with critical perspectives on emerging trends and opportunities.



Continuing Directors

ANEEL BHUSRI



Chair of the Board

Age: 59

Director since 2005

Current Position

Co-Founder and Executive Chair, Workday

Education

Brown University
Bachelor's degrees, electrical engineering and economics

Stanford University
Master's degree, business administration

Other Public Company Boards

- General Motors Company (October 2021 to April 2024)
- Intel Corporation (2014 to 2019)
- Pure Storage, Inc. (2010 to 2018)

Workday Committees

- None

Professional Highlights

Aneel Bhusri co-founded Workday in 2005 and has served as a Director since then, including as Chair from 2012 to 2014 and from April 2021 to the present. He is our Executive Chair and was our Co-Chief Executive Officer from August 2020 through January 2024 after serving as Chief Executive Officer from 2014 to August 2020. Mr. Bhusri also served as Co-Chief Executive Officer from 2009 to 2014 and as President from 2007 to 2009. From 1993 to 2004, Mr. Bhusri held a number of senior management positions with PeopleSoft, Inc., including Vice Chairman of its board of directors from 1999 to 2002. Mr. Bhusri is currently an advisory partner at Greylock Partners, a Silicon Valley venture capital firm that he has been associated with since 1999, and prior to that time worked at Norwest Venture Partners and Morgan Stanley. He currently serves as a director of the Workday Foundation, the Memorial Sloan Kettering Cancer Center, and the Eat. Learn. Play. Foundation. Mr. Bhusri has also served as a member of the Board of Trustees of Stanford University since 2019.

Qualifications

Mr. Bhusri brings to our Board deep technology and AI expertise and extensive executive leadership and operational experience, including his unparalleled experience and familiarity with our business as a co-founder and Executive Chair. As one of our founders, he provides a critical and deeply informed perspective on the company's history, offering invaluable context for strategic decision-making. As a proven product and technology visionary, Mr. Bhusri continues to shape Workday's future in his role as Executive Chair, contributing to both continuity and forward-thinking innovation. This unique blend of historical knowledge and future-focused vision makes him an asset to our Board.

        

THOMAS F. BOGAN



Independent Director

Age: 73

Director since 2022

Education

Stonehill College
Bachelor's degree, accounting

Other Public Company Boards

- **CS Disco, Inc.** (since March 2025)
- Aspen Technology, Inc. (May 2022 to March 2025)
- Apptio, Inc. (2007 to 2019, Chair from 2012 to 2019)
- Citrix Systems, Inc. (2003 to 2016)

Workday Committees

- Investment

Professional Highlights

Tom Bogan joined Workday in 2018 through our acquisition of Adaptive Insights and served as Vice Chair, Corporate Development, from February 2021 to January 2022. From February 2020 to February 2021, Mr. Bogan served as Vice Chair with responsibility for our Workday Strategic Sourcing business, and from 2018 to February 2020, he was Executive Vice President of our Planning Business Unit. At Adaptive Insights, Mr. Bogan was Chief Executive Officer and a director from 2015 until its acquisition by Workday. Mr. Bogan currently serves as a director of various privately held companies, several non-profits, and a company headquartered internationally.

Qualifications

Mr. Bogan brings to our Board extensive executive leadership experience and deep expertise in software technology companies, including valuable experience as Workday's Vice Chair, Corporate Development, giving him unique insights into and familiarity with our business. Mr. Bogan has a keen understanding of the evolving software landscape demonstrated by his prior role as Chief Executive Officer of Adaptive Insights, and his continued engagement within the software industry through his advisory work allows him insights into emerging trends and innovations. His industry knowledge combined with his executive leadership experience provides the Board with a valuable perspective into both current market dynamics and future opportunities, ultimately contributing to our strategic decision-making.

         

ELIZABETH CENTONI



Independent Director

Age: 60

Director since 2024

Current Position

Executive Vice President and Chief Customer Experience Officer, Cisco, Inc.

Education

University of Mumbai
Bachelor's degree, chemistry

University of San Francisco
Master's degree, business administration

Other Public Company Boards

- **Supervisory Board of Mercedes-Benz AG** (since April 2021)
- Ingersoll Rand Inc. (2018 to March 2023)

Workday Committees

- Compensation

Professional Highlights

Elizabeth Centoni has served as Executive Vice President and Chief Customer Experience Officer at Cisco, Inc., a technology company designing and manufacturing networking hardware, software, and related services, since March 2024. Prior to that, she served as Executive Vice President, Chief Strategy Officer, and General Manager of Applications at Cisco from March 2020 to March 2024, and as Senior Vice President and General Manager of Computing Systems at Cisco from 2018 to March 2020. Prior to that, Ms. Centoni held senior engineering leadership roles of increasing responsibility at Cisco since 2000.

Qualifications

Ms. Centoni brings to our Board executive leadership experience in the technology industry and a passion for leveraging technology to drive customer success and deliver unparalleled experiences. Throughout her career, Ms. Centoni has spearheaded initiatives that have significantly enhanced customer satisfaction and loyalty. As a recent addition to our Board, she brings a fresh perspective along with valuable insights into leveraging AI and technology to meet evolving customer needs, directly supporting Workday's core value of customer service. Her expertise in customer-centric strategies and her firsthand knowledge of our platform make her a valuable contributor to our ongoing efforts to exceed customer expectations.

      

LYNNE M. DOUGHTIE



Independent Director

Age: 62

Director since 2021

Education

Virginia Tech
Bachelor's degree, accounting

Other Public Company Boards

- **The Boeing Company** (since January 2021)
- **McKesson Corporation** (since February 2025)

Workday Committees

- Audit
- Compensation

Professional Highlights

Lynne M. Doughtie was U.S. Chair and Chief Executive Officer of KPMG LLP, a global leader in audit, tax, transaction, and advisory services, from 2015 until her retirement in June 2020. Prior to that, she served in many leadership roles after joining KPMG in 1985, including as Vice Chair of the firm's U.S. Advisory business from 2011 to 2015. Ms. Doughtie serves on the board of directors of several nonprofit organizations and on the board of advisors of various private companies and educational institutions.

Qualifications

Ms. Doughtie brings to our Board extensive experience in risk management and information security from her years at KPMG, including as Chief Executive Officer. Her experience in advising organizations on complex global business matters and strategies across industries is critical in today's dynamic business environment, where risk management and information security are two of the most crucial functions to support Workday's growth. Ms. Doughtie's strong leadership experience, gained from leading and advising global corporations, coupled with her deep financial expertise and robust risk oversight experience, makes her an invaluable contributor to our Audit and Compensation Committees, helping to ensure that our Board is well-equipped to address the challenges and opportunities ahead.



WAYNE A.I. FREDERICK, M.D.



Independent Director

Age: 53

Director since 2022

Current Position

President Emeritus, Howard University

Education

Howard University
Bachelor's degree, zoology
Doctor of medicine (M.D.)
Master's degree, business administration

Other Public Company Boards

- **Humana, Inc.** (since February 2020**)**
- **Insulet Corporation** (since October 2020)
- **Mutual of America Life Insurance Company** (since 2015)
- Forma Therapeutics Holdings, Inc. (July 2020 to October 2022)

Workday Committees

- Nominating and Governance

Professional Highlights

Wayne A.I. Frederick, M.D. is the interim Chief Executive Officer of the American Cancer Society. He is also President Emeritus of Howard University, having previously served as the President from 2014 through August 2023, and is the distinguished Charles R. Drew Professor of Surgery at the Howard University College of Medicine. He is also a practicing cancer surgeon at Howard University Hospital. Prior to serving as President, Dr. Frederick served as Howard University's interim president (elected 2013) after serving as provost and chief academic officer for more than a year. Following his post-doctoral research and surgical oncology fellowships at the University of Texas MD Anderson Cancer Center, Dr. Frederick began his academic career as associate director of the Cancer Center at the University of Connecticut. Upon his return to Howard University, his academic positions included Associate Dean in the College of Medicine, Division Chief in the Department of Surgery, Director of the Cancer Center, and Deputy Provost for Health Sciences. Dr. Frederick is a fellow of the American College of Surgeons and belongs to numerous surgical organizations, including the American Surgical Association. Dr. Frederick is also a director of other privately held companies and charitable organizations.

Qualifications

Dr. Frederick brings to our Board deep experience in business administration, extensive leadership skills, and insight into the healthcare and education industries. As Workday aims to deepen our presence in these critical industry verticals as a part of our growth strategy, Dr. Frederick's firsthand understanding of the specific challenges and opportunities within healthcare and education enables him to provide strategic guidance on how Workday can best serve these sectors. This industry-specific knowledge, combined with his broad leadership experience, provides a unique perspective to our Board, helping to ensure we are well-positioned to navigate the evolving dynamics within these key markets and beyond.

  

MARK J. HAWKINS

Lead Independent Director

Age: 66

Director since 2023

Education

Michigan State University
Bachelor's degree

University of Colorado
Master's degree, business administration

Other Public Company Boards

- **Toast, Inc.**
  (since April 2020)
- **Cloudflare, Inc.**
  (since June 2022)
- SecureWorks Inc. (2016 to February 2025)

Workday Committees

- Audit (Chair)
- Nominating and Governance

Professional Highlights

Mark J. Hawkins served as President and CFO Emeritus of Salesforce, Inc., a software company, from February 2021 to November 2021, President and Chief Financial Officer from 2017 to February 2021, and Executive Vice President and Chief Financial Officer from 2014 to 2017. Prior to that, he served as Chief Financial Officer and Executive Vice President of Autodesk, Inc., a design software and services company, Chief Financial Officer and Senior Vice President of Finance & IT at Logitech International S.A., a global hardware company, and held various positions at Dell and Hewlett-Packard. Mr. Hawkins currently serves as a director or advisory board member of various privately held companies.

Qualifications

Mr. Hawkins brings to our Board extensive experience as an executive officer and director of publicly traded software and technology companies, as well as financial expertise in the technology industry. As an active and deeply involved board member, his contributions are highly valued. The Board will particularly benefit from his strong leadership and strategic guidance as he assumes the pivotal role of Lead Independent Director. His proven track record in the technology sector, combined with his financial acumen, helps our Board remain well-equipped to navigate the complexities of the industry, drive sustained value creation, and effectively fulfill its independent oversight function.

     

RHONDA J. MORRIS



Independent Director

Age: 59

Director since 2025

Workday Committees
- Compensation

Education

University of California, Davis
Bachelor's degree, English

Boston University
Master's degree, business administration

Professional Highlights

Rhonda Morris served as Vice President and Chief Human Resources Officer for Chevron Corporation, a multinational energy company, from 2016 until December 2024. In this role, she shaped Chevron's people and culture strategy, encompassing leadership succession, learning and talent, employee engagement and culture, workforce planning, and total rewards, and spearheaded a complex human resources digital transformation to unify multiple enterprise resource planning systems with Workday. Ms. Morris began her career with Chevron in 1991, holding roles of increasing responsibility in human resources, global marketing, and international products. She serves on several non-profit boards and is a fellow in the National Academy of Human Resources.

Qualifications

Ms. Morris brings to our Board more than 30 years of global business acumen, human resources functional and operational expertise, and executive leadership, along with keen insights on the Workday customer experience. As a new director, she offers a fresh perspective to our Board, particularly through her deep understanding of the Workday platform. In her role as a Chief Human Resources Officer, Ms. Morris saw the value of Workday's unified cloud platform and experienced the transformative impacts of switching legacy HR systems to Workday, giving her a unique ability to represent the voice of the customer on our Board. With her extensive human resources leadership experience, Ms. Morris offers sound guidance on talent strategy, organizational development, and compensation practices, making her a strong contributor to our Compensation Committee. Ms. Morris's first-hand experience leading a human resources transformation with Workday, scaling an international workforce, and developing human resources strategies for global organizations aligns with Workday's core value of employees and make her an asset to our Board.

   

GEORGE J. STILL, JR.



Independent Director

Age: 67

Director since 2009

Workday Committees
- Compensation (Chair)
- Investment

Current Position

Partner Emeritus, Norwest Venture Partners

Education

Pennsylvania State University
Bachelor's degree, accounting

Tuck School of Business at Dartmouth College
Master's degree, business administration

Other Public Company Boards
- Stillwater Growth Corp I, LLC (February 2021 to December 2022)

Professional Highlights

Mr. Still is a partner emeritus at Norwest Venture Partners, a global venture capital firm that he joined in 1989, and was a co-managing partner from 1994 to 2014. Prior to that, he was with Ernst & Young LLP, a public accounting firm, and a partner at Centennial Funds, a venture capital firm. Mr. Still led the sole venture investment in PeopleSoft, Inc., where he served as a director from 1991 to 2001. Mr. Still manages Still Capital Partners, LLC, which he founded in 2014. Mr. Still served on the Board of Advisors at the Tuck School of Business and the Center of Private Equity and Venture Capital at Tuck from 2011 to 2019. He currently serves as a director of two private companies.

Qualifications

Mr. Still brings to our Board financial and investing acumen, cultivated through his many years with Norwest Venture Partners. As our longest-serving independent director, he has been a steadfast steward of Workday's growth, offering deep knowledge of our business and its evolution. His long tenure provides the Board with a unique historical perspective and a wealth of institutional expertise. Beyond his understanding of Workday, his experience as a trusted advisor to numerous technology companies serves as a valuable resource, offering critical insights into industry trends and emerging opportunities. This combination of deep company knowledge and broad industry perspective allows our Board to benefit from both continuity and forward-thinking guidance.

      

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 **FOR**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 2 TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING JANUARY 31, 2026.

The Audit Committee of the Board of Directors has appointed the firm of Ernst & Young LLP, an independent registered public accounting firm, to audit our consolidated financial statements for the year ending January 31, 2026. During our fiscal year ended January 31, 2025, Ernst & Young LLP served as our independent registered public accounting firm and has audited our consolidated financial statements since its appointment in 2008.

Notwithstanding its selection and even if our stockholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Workday and its stockholders. At the Annual Meeting, the stockholders are being asked to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2026. Our Audit Committee is submitting the selection of Ernst & Young LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of Ernst & Young LLP will be present at the Annual Meeting and they will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees billed or to be billed by Ernst & Young LLP and affiliates for professional services rendered with respect to the fiscal years ended January 31, 2025 and 2024. All of these services were approved by the Audit Committee.

	Fiscal Year Ended January 31,	
	2025	**2024**
Audit Fees[1]	$ 9,862,243	$ 7,166,474
Audit Related Fees[2]	1,348,726	1,537,910
Tax Fees[3]	1,010,163	305,104
All Other Fees	—	—
Total	$ 12,221,132	$ 9,009,488

(1) Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, reviews of our quarterly consolidated financial statements, and audits of our statutory financial statements in non-U.S. jurisdictions.

(2) Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees." This primarily consists of fees for service organization control audits under Statement on Standards for Attestation Engagements No. 18 and fees for information security assessments.

(3) Consists of fees in connection with tax compliance and tax consulting services.

Auditor Independence

Under its charter, the Audit Committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee has determined that the rendering of non-audit services for assurance and related services that are reasonably related to the performance of the audit services, audit-related services, tax services, and other services by Ernst & Young LLP is compatible with maintaining the principal accountants' independence.

Pre-Approval Policies and Procedures

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, our Audit Committee is responsible for the appointment, compensation, and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee (or its Chair if such approval is required prior to the next Audit Committee meeting) generally pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services.

Vote Required

The ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

PROPOSAL NO. 3: ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

 **FOR**   **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 3 TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION PAID TO WORKDAY'S NAMED EXECUTIVE OFFICERS.**

We are seeking an advisory, non-binding stockholder vote with respect to the compensation awarded to our named executive officers (or "NEOs"), referred to as a "Say-on-Pay" vote, for the fiscal year ended January 31, 2025, in accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our executive compensation program and the compensation paid to our NEOs are described on pages 46-64 of this Proxy Statement. Our compensation programs are overseen by the Compensation Committee and reflect our philosophy to pay all of our employees, including our NEOs, in ways that support the following principles that we believe reflect our core values:

- motivate, attract, and retain the best talent;

- support a high-performance culture by rewarding excellence and achievement;

- recognize and retain top-performing talent via differentiated rewards and opportunities;

- reinforce alignment with Workday's values (in particular, a focus on excellence and an attitude of ownership);

- create alignment with Workday's strategy and long-term performance; and

- provide an opportunity for each employee to share in the success we create together.

To help achieve these objectives, we structure our NEOs' compensation to reward the achievement of short-term and long-term strategic and operational goals.

Based on the above, we request that stockholders approve on a non-binding, advisory basis, the compensation of Workday's NEOs as described in this Proxy Statement pursuant to the following resolution:

RESOLVED, that the compensation paid to Workday's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis" section, compensation tables, and narrative discussion, is hereby APPROVED.

Vote Required

Approval of our named executive officers' compensation requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

As an advisory vote, this proposal is non-binding. Although the vote is non-binding, the Board of Directors and the Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our NEOs. Stockholders should be aware that this advisory vote occurs after significant NEO compensation decisions have been made in the current fiscal year. In addition, because the compensation elements integrate into an overall compensation package, it may not be possible or appropriate to change the compensation package to reflect the results of one year's advisory vote on NEO compensation before the next annual meeting of stockholders.

Unless the Board modifies its policy on the frequency of holding advisory votes on NEO compensation, the next such advisory vote will occur at our 2026 Annual Meeting of Stockholders.

DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance

We are committed to effective corporate governance that


is informed by the perspectives of our stockholders


promotes the long-term interest of our stockholders


strengthens board and management accountability

Our Corporate Governance Guidelines establish the governance framework within which the Board of Directors conducts its business and fulfills its responsibilities. These guidelines are available on our website at www.workday.com/governanceguidelines. The Board regularly reviews our Corporate Governance Guidelines in light of legal and regulatory requirements, evolving best practices, and other developments, and approves updates as appropriate.

Our Board has taken a thoughtful approach to board composition and refreshment to ensure that our directors have backgrounds that individually and collectively add significant value to the strategic decisions made by the company and that enable the Board to provide oversight of management as our company grows to help ensure accountability and transparency to our key stakeholders, including our stockholders. In addition to a strong, engaged, and highly independent Board with deep expertise in areas most critical to Workday's business and strategic objectives, we are committed to a corporate governance structure that promotes long-term stockholder value creation through a sound leadership structure and by providing our stockholders with both the opportunity to provide direct feedback and key substantive rights to help ensure accountability.

Risk Oversight by Our Board of Directors

Board of Directors

- Reviews strategic and operational risks, including Workday's development and implementation of AI and our responsible AI framework and practices
- Receives reports on all significant committee activities at each regular meeting
- Evaluates the risks inherent in significant transactions
- Assists in determining the appropriate level of risk for our company and assesses the specific risks that we face
- Reviews management's strategies for adequately mitigating and managing identified risks
- Regularly meets in executive sessions to provide oversight of risks independent of management

Audit Committee	Compensation Committee	Nominating and Governance Committee
• Oversees the overall enterprise risk management framework of the company • Oversees the accounting and financial reporting processes of the company • Oversees risks relating to financial accounting, reporting and controls, and ethical, legal, and regulatory matters, including cybersecurity and other information technology risks	• Assesses risks created by the incentives inherent in our compensation policies • Oversees human capital management, including workforce planning and employee development and engagement • See "Compensation Policies and Practices as they relate to Risk Management" in the "Compensation Discussion and Analysis" section elsewhere in this Proxy Statement for additional information	• Assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, and matters related to corporate governance, public policy, and sustainability initiatives

Management

- Responsible for day-to-day management of risk
- Reports to Board on a regular basis on areas of strategic and operational risks

Risk is inherent in every business, and so risk assessment and oversight are critical parts of Workday's governance and management processes. While our management team is responsible for the day-to-day management of risk, our Board of Directors is ultimately responsible for risk oversight. Our Board exercises its risk oversight function both directly and indirectly through its committees and believes that open communication between the Workday management team and our Board is essential for effective risk management and oversight. Our Board receives regular reports from members of senior management on areas of material risk to Workday, including strategic, operational, financial, cybersecurity- or privacy-related, sustainability-related, legal, regulatory, and reputational risks. While our full Board reviews material business and strategic risks, the Audit Committee, Nominating and Governance Committee, Compensation Committee, and Investment Committee support our Board in discharging its risk oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face, and that our Board leadership structure supports this approach.

Board Oversight of Security, Privacy, and Trust

Our Board of Directors devotes significant time to our privacy practices as well as cybersecurity and information security risks and cyber incident preparedness and response. Our Chief Information Security Officer and other internal and external privacy and security subject matter experts regularly update the Audit Committee and the Board on our privacy and security practices, as well as existing and emerging cyber threats, incident response, our security framework and governance processes, security features of the products we provide our customers, the results of third-party assessments, and the status of projects to strengthen our cybersecurity systems. Similarly, our full Board directly oversees corporate and product strategy and receives regular updates on our development and use of emerging technologies, including generative and agentic AI, as a part of our robust responsible AI oversight and governance program.

Director Independence

Our Class A common stock is listed on the Nasdaq Global Select Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company's board of directors be independent. Our Board of Directors has determined that none of our current directors who are not current employees (Messrs. Bogan, Frederick, Hawkins, McNamara, Speiser, Still, and Yang, and Mses. Centoni, Doughtie, and Morris) has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of the Nasdaq Global Select Market. The disinterested members of our Board have determined that the arms-length commercial transactions we enter into with companies that employ certain members of our Board do not interfere with the independence of such directors.

Leadership Structure

Our corporate governance framework provides the Board of Directors flexibility to determine the appropriate leadership structure that promotes Board effectiveness and is in the best interests of Workday and our stockholders. Our Corporate Governance Guidelines do not require the separation of the offices of Chair of the Board and Chief Executive Officer. The Board may appoint a Chair of the Board and one or more Vice Chair of the Board, at least one of whom will be an independent director. If the role of Chair is filled by a director who does not qualify as an independent director, the independent members of the Board will designate a Lead Independent Director. The Lead Independent Director may also be a Vice Chair of the Board.

In accordance with an established succession plan anticipated at the time of Mr. Eschenbach's appointment as Co-Chief Executive Officer in December 2022, Mr. Eschenbach assumed sole Chief Executive Officer responsibilities and Mr. Bhusri transitioned to a full-time role as Executive Chair effective February 1, 2024, the start of our fiscal 2025. Mr. Bhusri and Mr. Eschenbach also serve as members of our Board, with Mr. Bhusri serving as Chair of the Board since April 2021. Because our Chair is a current executive officer of Workday, Mr. Hawkins serves as a Vice Chair and Lead Independent Director of the Board. Independent directors and management sometimes have different perspectives and roles in strategy development. Our independent directors bring experience, oversight, and expertise from outside of Workday, while Messrs. Bhusri and Eschenbach bring Workday-specific experience and expertise.

Our Board believes that the current leadership structure, coupled with a strong emphasis on independence, provides effective independent oversight of management while allowing the Board and management to benefit from the extensive executive leadership and operational experience of Messrs. Bhusri and Eschenbach. As Co-Founder and Executive Chair, Mr. Bhusri possesses in-depth knowledge of the issues, opportunities, and challenges facing Workday and its business, allowing Mr. Bhusri to serve as a strategic advisor to the Chief Executive Officer and other members of executive management while driving Workday's innovation agenda, particularly in the pivotal domain of AI and product vision and strategy. Mr. Eschenbach, as Chief Executive Officer, is positioned to identify key strategic priorities and coordinate with the Board in executing our business strategy, and possesses extensive industry knowledge and highly relevant operating and executive leadership experience that is fundamental to our next phase of growth and our commitment to the continued creation of sustainable stockholder value.

Lead Independent Director

As of April 22, 2025, Mr. Hawkins serves as Vice Chair and as Lead Independent Director of the Board of Directors. As Lead Independent Director, among other responsibilities, Mr. Hawkins will:

- preside over regularly scheduled meetings at which only our independent directors are present;
- serve as a liaison between the Chief Executive Officer, Chair, and the independent directors;
- be available, under appropriate circumstances, for direct communication with stockholders; and
- perform such additional duties as our Board may otherwise determine and delegate from time to time.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our Board of Directors has a policy of conducting executive sessions of independent directors during each regularly scheduled Board meeting and at such other times if requested by an independent director. These executive sessions are usually chaired by our Lead Independent Director and feedback is provided to Workday's Chief Executive Officer or other members of management, as needed, promptly after such executive sessions.

Meetings of the Board of Directors



The Board of Directors met
9 times
during fiscal 2025



The Board took action by unanimous written consent
3 times
during fiscal 2025



Each director attended at least
75%
of the total meetings of the Board and applicable committees during fiscal 2025

It is our policy that directors are invited and encouraged to attend our annual meetings of stockholders. All members of the Board during fiscal 2025 attended our annual meeting held on June 18, 2024. We have scheduled our 2025 Annual Meeting on the same day as a regularly scheduled Board meeting in order to facilitate attendance by our Board members.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, and an Investment Committee. The current composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board. The following table provides membership information for each of our Board committees:

	Audit Committee	Compensation Committee	Nominating & Governance Committee	Investment Committee
Aneel Bhusri ★				
Thomas F. Bogan				Member
Elizabeth Centoni		Member		
Lynne M. Doughtie	Member	Member		
Carl M. Eschenbach				
Wayne A.I. Frederick, M.D.			Member	
Mark J. Hawkins ★★	Chair		Member	
Michael M. McNamara	Member		Chair	
Rhonda J. Morris		Member		
Michael L. Speiser				Member
George J. Still, Jr.		Chair		Member
Jerry Yang				Chair

★ = Chair of the Board   = Chair

★★ = Lead Independent Director   = Member

Audit Committee

Our Audit Committee is composed of Ms. Doughtie, and Messrs. Hawkins and McNamara, each of whom is independent and financially literate within the meaning of the Nasdaq Global Select Market rules. Mr. Hawkins is the Chair of the committee. Each of Ms. Doughtie, and Messrs. Hawkins and McNamara also satisfies the independence requirements of Rule 10A-3 of the Exchange Act. Ms. Doughtie, and Mr. Hawkins are each an Audit Committee financial expert, as that term is defined under SEC rules, and possess financial sophistication as defined under the rules of the Nasdaq Global Select Market. The designation does not impose on any of them any duties, obligations, or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors.

The Audit Committee met nine times during fiscal 2025. The committee is directly responsible for, among other things:

- selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;
- ensuring the independence of the independent registered public accounting firm;
- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
- establishing procedures for employees to submit concerns anonymously about questionable accounting or audit matters or alleged violations of our Code of Conduct or applicable laws;
- overseeing our internal audit function and reviewing and discussing with management internal audit activities;
- considering the adequacy of our internal controls and our internal audit function;
- reviewing the development and implementation of disclosure controls and procedures with respect to sustainability disclosures;
- overseeing our overall enterprise risk management framework and reviewing our major financial risk exposures, significant climate-related financial risks, cybersecurity, privacy, and other information technology risks, and processes to manage risk;

- overseeing our global ethics and compliance function;
- reviewing proposed waivers of the Code of Conduct for directors and executive officers;
- reviewing material related party transactions or those that require disclosure; and
- approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

The Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Audit Committee charter is available on our website at www.workday.com/audit-committee-charter.

Compensation Committee

Our Compensation Committee is composed of Mses. Centoni, Doughtie, and Morris, and Mr. Still, each of whom is independent within the meaning of the Nasdaq Global Select Market rules. Mr. Still is the Chair of our Compensation Committee. Each member of the committee is also a "non-employee director" under Rule 16b-3(b)(3)(i) of the Exchange Act and is free from any relationship that, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment as a Compensation Committee member.

The Compensation Committee met five times during fiscal 2025 and took action by unanimous written consent 14 times. The committee is responsible for, among other things:

- reviewing and approving, or recommending that our Board approve, the compensation of our executive officers;
- reviewing and recommending to our Board the compensation of our directors;
- reviewing and approving, or recommending that our Board approve, the terms of any employment arrangements with our executive officers;
- reviewing and approving the selection of peer companies used for compensation analysis;
- reviewing and approving, or recommending that our Board approve, any amendment of our recoupment policies and practices and stock ownership guidelines applicable to our Board and/or executive officers;
- administering our stock and equity incentive plans;
- reviewing and approving, or making recommendations to our Board with respect to, incentive compensation and equity plans;
- working with management and independent directors to facilitate ongoing succession planning for executive officer positions;
- reviewing our strategies and policies related to human capital management, including Workday's total rewards programs; workforce planning and our skills-based hiring approach; employee skills, development, engagement, and well-being; and our inclusive, high-performance culture;
- reviewing our major compensation and human capital-related risk exposures; and
- reviewing our overall compensation philosophy.

The Compensation Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Compensation Committee charter is available on our website at www.workday.com/compensation-committee-charter.

Nominating and Governance Committee

Our Nominating and Governance Committee is composed of Messrs. Frederick, Hawkins, and McNamara, each of whom is independent within the meaning of the Nasdaq Global Select Market rules. Mr. McNamara is the Chair of our Nominating and Governance Committee.

The Nominating and Governance Committee met five times during fiscal 2025. The committee is responsible for, among other things:

- identifying and recommending candidates for membership on our Board of Directors;
- reviewing and recommending our Corporate Governance Guidelines and policies;

- overseeing and periodically reviewing our (i) policies and programs concerning sustainability, corporate responsibility, and governance, (ii) public policy matters, including political activities and expenditures, and (iii) participation and visibility as a global corporate citizen;

- overseeing significant environmental-related risks, including climate-related risks, and the steps management has taken to monitor or mitigate such risks;

- conducting an annual review of the independence of the non-employee directors and members of the Nominating and Governance Committee, the Audit Committee, and the Compensation Committee;

- reviewing and recommending the composition of our Board and its committees in light of the current needs of the Board, including determining whether it may be appropriate to add or remove directors after considering issues of judgment, age, skills, background, and experience;

- overseeing the process of evaluating the performance of our Board;

- reviewing any feedback received from stockholder engagement efforts and reviewing any proposals properly submitted by stockholders for action at annual meetings of stockholders and making recommendations to our Board regarding action to be taken in response to such proposals; and

- assisting our Board on other corporate governance matters.

The Nominating and Governance Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Nominating and Governance Committee charter is available on our website at www.workday.com/nominating-governance-committee-charter.

Investment Committee

Our Investment Committee is composed of Messrs. Bogan, Speiser, Still, and Yang. Mr. Yang is the Chair of our Investment Committee. Our Investment Committee is responsible for reviewing and approving, or recommending that the Board of Directors approve, certain mergers, acquisitions, joint ventures, and investments, and working with management to develop effective and scalable processes for the review and execution of such transactions. The Investment Committee met three times during fiscal 2025.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is, or at any time during the past year has been, an officer or employee of ours during the time on which they served on the Compensation Committee. None of our executive officers currently serve, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Considerations in Evaluating Director Nominees

The Nominating and Governance Committee is responsible for identifying, evaluating, and recommending candidates to the Board of Directors for Board membership, or the Board may conduct the process of identifying and evaluating Board candidates directly. A variety of methods are used to identify and evaluate director nominees, with the goal of maintaining and further developing an experienced and highly qualified Board. Candidates may come to our attention through current members of our Board, professional search firms, stockholders, or other persons.

The Nominating and Governance Committee will recommend to the Board for selection all nominees to be proposed by the Board for election by the stockholders, including approval or recommendation of a slate of director nominees to be proposed by the Board for election at each annual meeting of stockholders, and, if requested by the Board, will recommend all director nominees to be appointed by the Board to fill interim director vacancies.

The Board will be responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of stockholders. The Board may, either directly or upon the recommendation of the Nominating and Governance Committee, consider the minimum qualifications set forth below and such other factors as it may deem, from time to time, are in the best interests of Workday and our stockholders.

Director Qualifications

The Nominating and Governance Committee and the Board of Directors believe that candidates for director should have certain minimum qualifications, including, without limitation:

- demonstrated business acumen and leadership, and high levels of accomplishment;

- experience with high-growth companies and global public companies;

- ability to exercise sound business judgment and to provide insight and practical wisdom based on experience;

- commitment to understand Workday and its business, industry, and strategic objectives;

- integrity and adherence to high personal ethics and values, consistent with our Code of Conduct;

- ability to read and understand financial statements and other financial information pertaining to Workday;

- commitment to enhancing stockholder value;

- willingness to act in the interest of all stockholders; and

- for directors who are not current or former employees, independence under Nasdaq Global Select Market listing standards and other applicable rules and regulations.

In the context of the Board's existing composition, other requirements that are expected to contribute to the Board's overall effectiveness and meet the needs of the Board and its committees may be considered.

The Nominating and Governance Committee oversees each individual director's performance, the Board's performance, and the operation and composition of each committee. Also, a director is expected to spend the time and effort necessary to properly discharge such director's responsibilities. Accordingly, a director is expected to regularly attend meetings of the Board and committees on which such director sits, and to review prior to meetings material distributed in advance for such meetings. Thus, the number of other public company boards and other boards (or comparable governing bodies) on which a prospective nominee is a member, as well as his or her other professional responsibilities, will be considered. To help ensure that our directors devote sufficient time to carry out their duties and responsibilities effectively, our Corporate Governance Guidelines provide that each director may not serve on more than three other public company boards without prior approval of the Nominating and Governance Committee and that each director should engage in discussion with our Nominating and Governance Committee prior to accepting an invitation to serve on a public or for-profit private company board of directors.

When considering nominees, our Nominating and Governance Committee may take into consideration many factors including, among other things, a candidate's independence, integrity, financial and other business expertise, breadth of experience, relevant skills and whether their skills are complementary to those of our existing board, and experience in and knowledge about our business or industry. Workday does not have a formal diversity policy with regards to directors, however Workday values inclusion on a company-wide basis and endeavors to assemble a board with varied perspectives and backgrounds. The Nominating and Governance Committee does not assign specific weights to any particular criteria and reviews the candidate's qualifications in light of the specific needs of the Board at that time.

Director Tenure and Board Refreshment

We believe that a mix of long- and shorter-tenured directors contributes to the effectiveness of our Board of Directors. Long-tenured directors possess institutional knowledge and valuable historical insights into Workday's operations, while new directors bring fresh perspectives. To achieve the appropriate balance of tenure, skills, experience, and contributions, the Board carefully considers its composition on an ongoing basis. In furtherance of this objective, and to strengthen representation of certain key skills and experiences, including AI expertise and operational experience, the Board elected Mses. Centoni and Morris and Messrs. Hawkins and Speiser within the last two fiscal years.

Under the Corporate Governance Guidelines, there are no limits on the number of three-year terms that may be served by a director. However, in connection with evaluating recommendations for nomination for re-election, director tenure is considered.

Director Onboarding and Continuing Education

Our director onboarding program is designed to familiarize new directors with our company, industry, culture, and policies in an effort to optimize their service on the Board of Directors. New directors receive orientation materials that provide them with important information about Workday, our Board, and the general roles and responsibilities of directors of publicly traded companies. Each new director also is invited to meet with our executives and other key members of senior management to gain a deeper understanding of Workday's business and operations.

We recognize the benefit of continuing education for our directors — especially in the areas presenting the most critical risks to Workday. Our executives, other key members of senior management, and outside experts, as appropriate, routinely speak at Board and committee meetings on topics impacting Workday, including emerging risks, industry trends, technological developments, and competitive challenges. We have provided director education on evolving areas such as cybersecurity and AI, allowing our directors to build upon their existing skills and expertise while gaining a better understanding of new challenges and opportunities facing our business. We also encourage our directors to attend external educational programs and provide financial and administrative support for that purpose.

Annual Board Evaluations

Our Board of Directors is committed to continuous improvement, and the annual Board and committee self-evaluations play critical roles in assessing the overall effectiveness of our Board and committees. The evaluations allow each director to assess the processes, structure, composition, and effectiveness of the Board and of each committee on which he or she sits, as well as their own contributions. The annual evaluation process is set forth below.



Complete Questionnaire	**Review Responses**	**Incorporate Feedback**
Each director completes a written questionnaire pertaining to the Board and each applicable Committee. Each director also completes an individual self-assessment, allowing him or her to reflect on their own contributions.	Results of the questionnaires are anonymized and the responses are reviewed, analyzed, and reflected upon by the directors and then discussed by the Board and each Committee.	Board and committee policies and practices are revised as appropriate based on the results of the evaluation.

Non-Employee Director Compensation

Under our current compensation practices, our non-employee directors receive equity compensation for their service as directors, which we believe reinforces alignment with our stockholders and is consistent with our overall compensation philosophy. Our Board of Directors has historically approved annual refresh grants for our non-employee directors in respect of their Board and committee service at levels recommended by our Compensation Committee. Our compensation practices for non-employee directors are reviewed annually by our Compensation Committee. In addition, our executive compensation consultant, Semler Brossy Consulting Group ("Semler Brossy"), analyzes the competitive position of our director compensation program against the peer group used to review our executive compensation and examines how our director compensation levels, practices, and design features compare to members of our compensation peer group. Our Compensation Committee reviews this peer group to assess our director compensation against companies that have a similar size and growth trajectory as Workday and have similar business characteristics, such as companies focused on cloud applications or enterprise software. You can find additional information on our compensation peer group in the "Compensation Discussion and Analysis" section included elsewhere in this Proxy Statement.

During fiscal 2025, in accordance with the practices described above, our Compensation Committee reviewed our non-employee director compensation program and recommended that the Board maintain the annual refresh grant of restricted stock units ("RSUs") to our non-employee directors and to the Chair, Vice Chair/Lead Independent Director, and Committee members at the same levels disclosed in our 2024 Proxy Statement, which are set forth in the table below. The number of RSUs awarded to each director is determined by dividing the value of RSUs approved by the Board for each director by the trailing 20-day simple moving average stock price of Workday's Class A common stock, calculated using the 20 trading days prior to the date of grant. These equity awards vest in one annual installment on May 5th of the year following the year of grant, assuming continuous service through the vest date.

Grant Type	Annual RSU Award
Non-Employee Director	$ 320,000
Non-Employee Chair of the Board	50,000
Vice Chair of the Board and Lead Independent Director	50,000
Chair of the Audit Committee	75,000
Member of the Audit Committee	37,500
Chair of each of the Board's other Committees	50,000
Member of each of the Board's other Committees	25,000

Additionally, upon joining our Board, a non-employee director will generally be granted an initial equity award in connection with his or her appointment to the Board. Our 2022 Equity Incentive Plan provides that a continuing non-employee director may receive awards representing no more than $750,000 total value in any calendar year, and a newly appointed non-employee director may receive awards up to $1,750,000 in total value in the calendar year in which the individual first becomes a non-employee director, provided that any initial award granted in connection with the commencement of his or her initial service as a non-employee director shall not exceed $1,000,000 in value.

Consistent with the above, in fiscal 2025, the Compensation Committee granted awards to the non-employee directors as set forth in the following table. We also reimburse directors for travel expenses incurred in connection with attendance at Board meetings and other Workday events and for expenses incurred for continuing education related to their service as directors. Other than as set forth in the table below, in fiscal 2025, we did not pay any cash compensation or other fees to, make any equity awards or non-equity awards to, or pay any other compensation to any person who served as a non-employee director for all or a portion of fiscal 2025 in respect of their service as members of our Board.

Name	Grant Date	Number of Shares Subject to RSU Award[1]	Value of RSU Award on the Date of Grant[2]	Total Compensation
George J. Still, Jr. (fiscal 2025 Vice Chair)	6/18/2024	2,118	$ 439,887	$ 439,887
Mark J. Hawkins (Vice Chair)	6/18/2024	1,780	369,688	369,688
Thomas F. Bogan	6/18/2024	1,555	322,958	322,958
Elizabeth Centoni	12/05/2024[3]	2,862	751,847	751,847
Christa Davies	6/18/2024[4]	1,611	334,589	334,589
Lynne M. Doughtie	6/18/2024	1,724	358,058	358,058
Wayne A.I. Frederick, M.D.	6/18/2024	1,555	322,958	322,958
Michael M. McNamara	6/18/2024	1,837	381,527	381,527
Michael L. Speiser	6/18/2024	1,555	322,958	
	7/05/2024[5]	3,466	794,165	1,117,123
Jerry Yang	6/18/2024	1,780	369,688	369,688

(1) RSU awards shown in the table above will vest in full on May 5, 2025, other than as indicated in the following footnotes. The following table provides information regarding outstanding equity awards held by non-employee directors as of January 31, 2025:

Name	RSU Awards	
	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[i]
George J. Still, Jr.	2,118	$ 555,043
Mark J. Hawkins	2,256	591,207
	1,780	466,467
Thomas F. Bogan	1,028	269,398
	1,555	407,503
Elizabeth Centoni	2,862	750,016
Lynne M. Doughtie	184	48,219
	1,724	451,791
Wayne A.I. Frederick, M.D.	1,968	515,734
	1,555	407,503
Michael M. McNamara	1,837	481,404
Michael L. Speiser	1,555	407,503
	3,466	908,300
Jerry Yang	1,780	466,467

(i) The market value of unvested RSUs is calculated by multiplying the number of unvested shares held by the applicable director by the closing price of our Class A common stock on January 31, 2025, the last trading day of our fiscal year, which was $262.06.

(2) The amounts included in the "Value of RSU Award on the Date of Grant" column represent the aggregate grant date fair value of the RSU awards calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification ("ASC") Topic 718. The grant date fair value of each RSU award is measured based on the closing price of our Class A common stock on the date of grant. These amounts do not reflect the actual economic value that may ultimately be realized by the directors.

(3) Ms. Centoni was granted RSUs on December 5, 2024, with a target value of $750,000 in connection with her appointment to our Board, one-fourth of which will vest on December 5, 2025, and the balance of which will vest in equal installments over the following 12 quarters, assuming continuous service through the applicable vesting dates.

(4) Ms. Davies resigned from the Board on July 2, 2024, and therefore, the 1,611 RSUs she was granted in fiscal 2025 will not vest pursuant to the terms of the grant.

(5) Mr. Speiser was granted RSUs on July 5, 2024, with a target value of $750,000 in connection with his appointment to our Board, one-fourth of which will vest on July 5, 2025, and the balance of which will vest in equal installments over the following 12 quarters, assuming continuous service through the applicable vesting dates.

Communications with the Board of Directors

 Stockholders and other interested parties wishing to communicate about bona fide issues or questions with the Board of Directors or with an individual member of the Board may do so by writing to the Board or to the particular member of the Board, care of the Corporate Secretary at generalcounsel@workday.com or by mail to the Corporate Secretary, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. The communication should indicate that it contains a stockholder or interested party communication. All such communications will be forwarded to the director or directors to whom the communications are addressed. Workday will generally not forward to the Board a communication that it determines to be primarily commercial in nature or related to an improper or irrelevant topic, or that requests general information about Workday.

Stockholder Recommendations for Nominations to the Board of Directors

The Nominating and Governance Committee will consider properly submitted stockholder recommendations for candidates for our Board of Directors who meet the minimum qualifications as described above. A stockholder of record can nominate a candidate for election to the Board by complying with the procedures in Article I, Section 1.12 of our Bylaws. Any nomination should be sent in writing to the Corporate Secretary, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. Submissions must include the full name of the proposed nominee, complete biographical information, a description of the proposed nominee's qualifications as a director, other information specified in our Bylaws and Rule 14a-19, and a written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. These candidates are evaluated at meetings of the Nominating and Governance Committee and may be considered at any point during the year.

All proposals of stockholders that are intended to be presented by such stockholder at an annual meeting of stockholders must be in writing and notice must be delivered to the Corporate Secretary at the principal executive offices of Workday not later than the dates described below under "Additional Information — Stockholder Proposals for 2026 Annual Meeting."

RESPONSIBLE BUSINESS PRACTICES

Our Values

     

| **Employees** | **Customer Service** | **Innovation** | **Integrity** | **Profitability** | **Fun** |

Our core values give all of us at Workday a framework for leadership, daily decisions, and employee satisfaction, and help us enjoy our time at work. Staying true to our values has helped to preserve our culture, even as we continue to expand our operations around the globe, and has guided our decisions to help protect and take care of our people, our customers, and our communities.

Protecting Our Business

 We believe that maintaining responsible business practices and the highest levels of ethical conduct at every level of our business contributes to our long-term success while allowing us to effectively serve our customers, support our employees, innovate, grow our business, and make positive impacts in the communities in which we operate. At Workday, integrity is paramount, and we actively seek opportunities to contribute to a more sustainable future through responsible AI innovation, sound business practices, and stakeholder engagement. As discussed further below, we recognize the transformative potential of AI and we are committed to responsible AI innovation, striving for ethical development and deployment of AI-powered technology that aligns with our core values. Our dedication to privacy and security underscores our commitment to safeguarding the valuable information entrusted with us by our customers. By prioritizing ethical conduct, sound governance, and effective management- and board-level oversight of responsible AI, privacy, and security, we foster trust with our stakeholders, mitigate risks, and can build a resilient and sustainable business. Our dedication to responsible business practices is not only a reflection of our values but also a critical driver of our enduring success, positive impact, and our ability to move business forever forward.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers, employees, and contractors. The Code of Conduct helps simplify our commitment to integrity by providing a framework for doing the right thing. To foster a strong culture of compliance and ethics, we conduct annual compliance and ethics training of our Code of Conduct for all employees. In fiscal 2025, we had a 100% completion rate for our annual Code of Conduct training.

Our Code of Conduct is available on our website at www.workday.com/codeofconduct.

Insider Trading Policy

Aligned with our commitment to maintaining the highest ethical standards, we have adopted an Insider Trading Policy governing the purchase, sale, and other transactions of Workday securities by our directors, officers, employees, and contractors, as well as Workday itself. Workday believes that its Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. The policy prohibits trading in Workday's or another company's securities while in possession of material nonpublic information about the company that issued the security. The policy also prohibits disclosing material nonpublic information about Workday or another company, to others who may trade on the basis of that information, and provides information about our quarterly restricted trading periods. The Insider Trading Policy also prohibits Workday from transacting in its own securities unless in compliance with applicable laws, rules and regulations, including any applicable listing standards, as well as our Code of Conduct.

A copy of the Workday Insider Trading Policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K for our fiscal year ended January 31, 2025.

Serving Our Customers

We are committed to building responsible, trustworthy AI solutions and acting ethically and transparently in the design and delivery of our solutions to help enable our customers to unlock human potential, drive business value, and enable their employees to focus on strategic and fulfilling work. At Workday, we prioritize customer trust in our products and technologies, including our practices in security, privacy, and compliance, as well as our enterprise approach to identifying and mitigating risks to fundamental human rights and safety. We employ rigorous measures at the organizational, architectural, and operational levels that are designed to protect customer data, applications, and infrastructure and to help ensure compliance with laws and regulations.

 *Responsible AI*

At Workday, we understand that AI is an exciting and transformative technology, which also presents risks for unintended consequences. We are all in on developing AI solutions that solve real business problems and give our customers a competitive advantage, and we understand what it takes to build and maintain trust in these technologies.

Responsible AI ("RAI") is our approach that guides the design and development of our AI systems in a manner that adheres to transparent and accountable standards for trustworthy and ethical technologies. RAI is not only the right thing to do, but a smart business decision that will safeguard us from risks and support our growth as we aspire to be on the cutting-edge of AI innovation.

Our RAI framework charts our course to innovate with integrity. The framework is designed to put our customers in control of whether and how we use their data and we aim to operate with transparency, an embodiment of customer service as one of our core values. We recognize that customers won't adopt our AI solutions unless they trust us, and we are motivated to earn and maintain their trust.

Since 2019, we have publicly committed to ethical, responsible, and trustworthy AI development. Our commitment to RAI is a reflection of our core values, allowing us to innovate with integrity while operating with speed to serve our customers. In our effort to develop responsible and trustworthy AI, we aspire to develop products that:



Amplify Human Potential



Positively Impact Society



Champion Transparency and Fairness



Deliver on our Commitment to Data Privacy and Protection

We've developed RAI practices that are designed to guide our adherence to these principles and maintain our commitment to ethical AI, covering (i) Safety & Security, (ii) a Human-Centered approach to AI, and (iii) Explainability & Transparency of AI. To further operationalize our RAI principles, we have built a robust RAI program that includes processes for AI risk evaluation and mitigation for new AI technologies we develop. Our risk-tiered RAI protocols guide the development of AI products, and our dedicated RAI team enables Workmates in the field to act on and address these protocols as they build. Our RAI oversight and governance structure, as shown below, helps ensure clear responsibilities and effective oversight.

RAI Oversight and Governance

Board of Directors

- Oversight of Workday's development and implementation of AI and RAI framework and practices
- Receives regular updates from our Chief Responsible AI Officer

RAI Advisory Board

- Chaired by our Chief Legal Officer and Head of Corporate Affairs
- Includes our Chief Technology Officer, Chief Product Officer, Chief Integrity and Compliance Officer, and other key cross-functional executives
- Meets regularly to advise on novel issues, helping to address edge cases and escalations as needed
- Guides our RAI Team to help ensure scalability and business alignment

Dedicated RAI Team

- Led by our Chief Responsible AI Officer
- Operates separately from the frontline teams that develop our AI technologies, allowing for effective independent oversight
- Reports to our Chief Legal Officer and Head of Corporate Affairs
- Informed by subject matter experts from our product and engineering teams, as well as our legal and compliance department

RAI Champions Network

- Includes experts from across the company who are embedded within key product and technology teams and are passionate about the development of responsible and ethical AI
- Assists the RAI team in developing a complete understanding of the technical, legal, and compliance details needed for governance, and serve as RAI ambassadors within their respective teams
- Demonstrates our cross-company commitment to uphold our ethical AI principles

As organizations navigate the changing world of work, we aim to enhance their experiences across finance and HR using AI to help elevate human capabilities. Our RAI principles and oversight structure serve as the cornerstone of our work in this space and guide us in the development of AI technologies that help drive positive societal outcomes and expand growth opportunities for our customers and their employees.

In alignment with our RAI principles, we advocate for workable AI regulation that builds trust and drives innovation. From the EU AI Act to U.S. federal and state legislation, we are a leading voice in support of practical safeguards that benefit our customers and help Workday innovate responsibly. We expect our RAI practices will continue to evolve in line with new regulation.

 ## *Security, Privacy, and Trust*

When it comes to innovation, we build with trust top of mind. Our customers expect us to create and deliver products with integrity, and because of that, privacy, ethics, and security have been embedded into Workday's design since day one. Our security practices aren't bolted on as an afterthought, they are a core part of our operations as we aim to stay ahead of evolving threats. Our structure promotes alignment with rigorous security protocols that are designed to protect data, applications, and infrastructure. We are focused on delivering security and data privacy across all aspects of the Workday platform. This includes complying — and helping our customers comply — with various international privacy regulations and staying true to our privacy-by-design principles. By providing a consistent security model, employing industry-leading safeguards, and continuously monitoring our service, we aim to prioritize the safeguarding of our customers' data. In addition to our commitment to privacy in the products we deliver, we believe privacy is a fundamental right. We are a leader in the enterprise cloud sector and work constructively with policymakers to advance a modern legal framework that protects individuals and enhances understanding and trust in technology around the world.

Supporting Our Employees

When Workday was founded in 2005, co-founders Aneel Bhusri and David Duffield wanted to make one thing clear: culture comes first. With a strong belief that happy employees lead to happy customers, maintaining a strong culture of inclusivity and fun was integral to the foundation of Workday. This culture-first philosophy has helped shape Workday into the global leader that it is today, and our people continue to be a top priority.

At Workday, employees are our number one core value, which we demonstrate through a comprehensive approach that encompasses competitive compensation, robust benefits, and a culture where everyone can thrive. We believe that talent is everywhere, but opportunity is not. We acknowledge that skills, education,  and lived and learned experiences are gained in a variety of ways that are often not recognized in the traditional recruiting process, which is why we take a holistic approach to talent acquisition that prioritizes a skills-based approach. By standardizing practices to attract and evaluate talent fairly, minimize barriers and biases, and promote a skills-first hiring approach, we aim to deliver a meaningful and positive experience for all.

 Our compensation philosophy centers on attracting and retaining talent by offering competitive pay, equity ownership, and a wide array of benefits including healthcare, retirement, paid time off, and specialized wellness programs. We Value Inclusion, Belonging, and Equity (VIBE™) for all through our culture and initiatives, such as our 13 Employee Belonging Councils, that are open to all employees promote inclusion and collaboration. Our employees are empowered to drive their career growth through continuous learning, skill development, and transparent communication, utilizing our own tools like Career Hub to gain actionable insights for career growth and Workday Peakon Employee Voice to provide feedback to management. In furtherance of our belief that happy employees lead to happy customers, we prioritize employee well-being through holistic programs addressing physical, mental, emotional, and financial wellness, ensuring a supportive and thriving work environment for all.

Impacting Our Communities

Workday cares for people and the planet, and we focus on sustainability efforts that promote our long-term success, support our commitments to our stakeholders, and align with our core values. We believe that doing good is good for business, and we aim to positively impact the communities where we live and work in alignment with the interests of our key stakeholders, including our stockholders. In light of today's global challenges, innovation plays a key role in doing our part to help solve some of the world's toughest problems.

Sustainability

Workday provides our more than 11,000 customers with a carbon-neutral cloud. In fiscal 2021, we achieved net-zero carbon emission across our offices, data centers, and business travel. We achieved this ongoing milestone through a combination of operational efficiency, procurement of renewable electricity equal to 100% of our consumption, and investing in high-quality carbon credit projects. Starting in fiscal 2022, our net-zero scope included public cloud emissions*. In fiscal 2023, our ambitious science-based targets, which are consistent with keeping global warming to 1.5°C above pre-industrial levels, were approved by the Science Based Targets initiative.

Workday's approach to responsible business practices, including our sustainability efforts and initiatives and our compliance with related regulations in various jurisdictions in which we operate, is supported by board- and executive-level oversight to promote alignment with our long-term success and value creation. These matters are further implemented and managed by subject matter experts across the company.

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* Public cloud emissions include the Scope 1 and 2 market-based emissions reported by our public cloud providers and allocated to Workday's Scope 3 Purchased Goods and Services. Fiscal 2022 is the first year we included public cloud emissions in the calculation as data for prior years were unavailable.

 ## *Community Outreach*

Workday's Giving & Doing program embodies our belief in doing good for the greater good and in making a positive impact beyond our organizational walls, empowering employees to engage in charitable efforts, community service, and volunteerism. On top of our strategic, company-led social impact and employee volunteerism efforts, we also believe that giving back is even more rewarding when people get to make an impact through their favorite causes. We encourage and support employee giving and volunteering through programs such as our charitable donation matching gift program, our volunteer grant program, our paid time off benefit for employees to volunteer and give back to their communities, and our team volunteer experience, where employee teams of five or more can volunteer with a charity partner of their choice and receive grants of up to $5,000.

Transparent Approach to Public Policy Advocacy

Workday leverages thought leadership, advocacy, and partnerships to shape the business environment, influence public policy, and elevate Workday's global brand. Consistent with our values, Workday advocates for policies that build trust, unlock human potential, and help ensure our ability to serve our customers. Our Chief Legal Officer and Vice President, Public Policy oversee and maintain approval on policy positions and political spending decisions, including Workday's political- and lobbying-related expenditures. Our Nominating and Governance Committee has oversight over our public policy matters, including political activities and expenditures, and receives annual updates on such matters and expenditures from management.

Information about our public policy approach, including our policy priorities, and our annual Public Policy Advocacy Report are available on our website at https://www.workday.com/en-us/company/about-workday/public-policy.html.

Additional Information

Additional information on our responsible business practices can be found in our Global Impact Report at globalimpact.workday.com.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed under "Executive Compensation" and "Non-Employee Director Compensation," respectively, we describe below transactions for fiscal 2025 in which Workday has been a participant, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers, or holders of more than 5% of our Class A common stock, or any immediate family member of, or person sharing the same household with, any of these individuals, had or will have a direct or indirect material interest. Additionally, as is the case with most multinational corporations, from time to time in the ordinary course of business, we engage in arms-length commercial transactions with entities with which members of the Board of Directors or our executive officers (or members of the immediate family of any of the foregoing) have professional relationships and with entities that are greater than 5% beneficial owners of our common stock.

Stock Voting Agreement

Messrs. Duffield and Bhusri, our co-founders, have entered into a stock voting agreement with each other and Workday. This agreement applies to all Class B common stock owned from time to time by our co-founders and each of their permitted transferees, which represents approximately 70% of the outstanding voting power of our capital stock as of April 7, 2025.

Relationship with Incline Alchemy, Inc.

As of April 7, 2025, Mr. Duffield held approximately 41% of the outstanding capital stock of Incline Alchemy, Inc., a company majority-owned by Mr. Duffield's son, Mike Duffield, a former employee of Workday. Incline Alchemy is part of a network of partners who provide implementation services for Workday's customers. During fiscal 2025, Workday paid $392,155 to Incline Alchemy for the provision of professional services to Workday customers and related expenses. In fiscal 2025, Incline Alchemy made payments to Workday in the amount of $305,600 for training hours and tools, as well as fees paid to Workday for professional service hours. Additionally, Incline Alchemy is a customer of Workday and made customer payments to Workday in the amount of $319,075 in fiscal 2025. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Real Estate Lease

In fiscal 2025, we leased certain office space in Incline Village, Nevada under a lease agreement with Nevada Pacific Development Corporation ("NPD"), an affiliate of Mr. Duffield, which expires August 31, 2026. During fiscal 2025, Workday paid $132,017 to NPD, including $88,269 in fixed rent and $43,748 in operating expenses.

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors

John Still, a son of George Still, a member of our Board of Directors, has been employed by us since October 2017. He currently serves as a Senior Manager, Marketing Advisory. During fiscal 2025, Mr. Still had total cash compensation, including base salary and other cash compensation, of $259,368.

The salary and bonus levels of Mr. Still were based on reference to internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our executive officers and directors. He also received equity awards on the same general terms and conditions as applicable to other employees in similar positions who were not related to our executive officers and directors.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers.

Statement of Policy Regarding Related Party Transactions

We have adopted a written related-party transactions policy which provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of the foregoing (each a "related party") are not permitted to enter into a related party transaction with us without the review, consideration, and approval or ratification of the disinterested members of the Audit Committee. For this policy, a related party transaction is defined as a transaction with a related party in which the amount involved exceeds $120,000 and in which any related party had or will have a direct or indirect material interest. In approving or rejecting any proposed related party transaction, the Audit Committee considers the relevant facts and circumstances available and deemed relevant to the committee in determining whether such transaction is fair to Workday and in the best interest of all of our stockholders, including (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; (ii) the nature and the extent of the related party's interest in the transaction; (iii) whether the transaction would likely affect the judgment of the related party to act in the best interests of Workday, (iv) the benefits that the transaction provides to Workday; and (v) whether the transaction was undertaken in the ordinary course of business.

The policy grants standing pre-approval of certain transactions, including (i) executive compensation if approved by our Compensation Committee; (ii) director compensation arrangements if approved by the Board of Directors; (iii) transactions with another company where the related party's only relationship is as an employee (other than an executive officer), director, or beneficial owner of less than 10% equity interest of that company, (iv) transactions where the rates or charges involved are determined by competitive bids; (v) charitable contributions, grants or endowments by us to a charitable organization, foundation or university where the related party's only relationship is as an employee, and if the related party is a trustee, director, or executive officer, if the aggregate amount involved does not exceed $50,000; and (vi) transactions where the related party's interest arises solely from their ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis.

REPORT OF THE AUDIT COMMITTEE

This report of the audit committee is required by the Securities and Exchange Commission ("SEC") and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

With respect to Workday's financial reporting process, the management of Workday is responsible for (1) establishing and maintaining internal controls and (2) preparing Workday's consolidated financial statements. Workday's independent registered public accounting firm, Ernst & Young LLP ("EY"), is responsible for performing an independent audit of Workday's consolidated financial statements and issuing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles and the effectiveness of Workday's internal control over financial reporting. It is the responsibility of the Audit Committee to oversee these activities. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Workday's financial statements.

The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2025 with Workday's management and EY, as well as management's assessment and EY's evaluation of the effectiveness of Workday's internal control over financial reporting as of January 31, 2025. The Audit Committee has also discussed with EY the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee also has received and reviewed the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence and has discussed with EY its independence from Workday.

Based on our review and discussions with Workday's management and EY, we recommended to the Board of Directors that the audited consolidated financial statements be included in Workday's Annual Report on Form 10-K for fiscal 2025 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors:

Mark J. Hawkins (Chair)
Lynne M. Doughtie
Michael M. McNamara

EXECUTIVE OFFICERS

The following table provides certain information about Workday's executive officers as of April 23, 2025.

Executive Officers	Age	Current Position(s) with Workday
Carl M. Eschenbach	58	Chief Executive Officer and Director
Aneel Bhusri	59	Co-Founder and Executive Chair
Robert Enslin	62	President, Chief Commercial Officer
Mark Garfield	54	Chief Accounting Officer
Gerrit Kazmaier	41	President, Product and Technology
Zane Rowe	54	Chief Financial Officer
Richard H. Sauer	62	Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary

CARL M. ESCHENBACH

Chief Executive Officer and Director



Carl M. Eschenbach has been our Chief Executive Officer since February 2024, after serving as our Co-Chief Executive Officer since December 2022. Mr. Eschenbach was a general partner at Sequoia Capital Operations, LLC, a venture capital firm, from 2016 to December 2022, where he currently serves as a venture partner. Prior to that, Mr. Eschenbach spent 14 years at VMware, Inc., a leading innovator in enterprise software, where he held a number of leadership roles in operations, most recently as its President and Chief Operating Officer from 2012 to 2016. Prior to that, Mr. Eschenbach held various sales management positions with Inktomi Corporation, 3Com Corporation, Lucent Technologies, Inc., and EMC Corporation. Mr. Eschenbach served as a director of Aurora Innovation, Inc. from 2019 to March 2023, UiPath, Inc. from December 2020 to March 2023, Zoom Video Communications, Inc. from 2016 to January 2023, and Snowflake Inc. from 2019 to April 2023. He has served as a director of Palo Alto Networks, Inc. since 2013.

ANEEL BHUSRI

Co-Founder and Executive Chair



Aneel Bhusri co-founded Workday in 2005 and has served as a Director since then, including as Chair from 2012 to 2014 and from April 2021 to the present. He is our Executive Chair and was our Co-Chief Executive Officer from August 2020 through January 2024 after serving as Chief Executive Officer from 2014 to August 2020. Mr. Bhusri also served as Co-Chief Executive Officer from 2009 to 2014 and as President from 2007 to 2009. From 1993 to 2004, Mr. Bhusri held a number of senior management positions with PeopleSoft, Inc., including Vice Chairman of its board of directors from 1999 to 2002. Mr. Bhusri is currently an advisory partner at Greylock Partners, a Silicon Valley venture capital firm that he has been associated with since 1999, and prior to that time worked at Norwest Venture Partners and Morgan Stanley. He currently serves as a director of the Workday Foundation, the Memorial Sloan Kettering Cancer Center, and the Eat. Learn. Play. Foundation. He served as a director of General Motors Company from October 2021 to April 2024, Intel Corporation from 2014 to November 2019, and of Pure Storage, Inc. from 2010 to 2018.

ROBERT ENSLIN

President, Chief Commercial Officer



Robert Enslin joined Workday in December 2024 and serves as our President, Chief Commercial Officer. Prior to joining Workday, Mr. Enslin served as the Chief Executive Officer of UiPath, Inc. ("UiPath") from February 2024 to June 2024, as Co-Chief Executive Officer of UiPath from May 2022 through January 2024, and as a director of UiPath from February 2024 to June 2024. Prior to joining UiPath, Mr. Enslin served as President, Cloud Sales at Google from 2019 to May 2022. Prior to that, he spent 27 years at SAP, most recently as President of its Cloud Business Group and as an executive board member.

MARK GARFIELD

Chief Accounting Officer



Mark Garfield joined Workday in September 2024 and serves as our Chief Accounting Officer. Prior to joining Workday, Mr. Garfield served as the Senior Vice President and Chief Accounting Officer of Adobe, Inc. from 2018 to August 2024. Prior to joining Adobe, Mr. Garfield served as the Vice President of Finance of Cloudflare, Inc. from 2017 to 2018 and as Senior Vice President and Chief Accounting Officer at Symantec Corporation from 2014 to 2017. Prior to joining Symantec, he held leadership positions in finance at Brightstar Corporation and Advanced Micro Devices, Inc. and served in senior level finance roles at Ernst and Young LLP. Mr. Garfield received a bachelor's degree in business economics from University of California at Santa Barbara.

GERRIT KAZMAIER

President, Product and Technology



Gerrit Kazmaier joined Workday in March 2025 and serves as our President, Product and Technology. Prior to joining Workday, Mr. Kazmaier served as the Vice President and General Manager of Data & Analytics at Google Cloud from April 2021 to March 2025. Prior to joining Google, Mr. Kazmaier spent over 11 years at SAP, most recently as president of the HANA & Analytics team at SAP in Germany where he led the global Product, Solution & Engineering teams for Databases, Data Management, Data Warehousing, and Analytics. Mr. Kazmaier received a diploma in Business Informatics from the University of Applied Science Constance in Germany.

ZANE ROWE

Chief Financial Officer



Zane Rowe joined Workday in June 2023 and serves as our Chief Financial Officer. Prior to joining Workday, Mr. Rowe was executive vice president and Chief Financial Officer of VMware from 2016 until June 2023, where he oversaw the company's finance and accounting functions, and led the strategy and corporate development team. He also served as interim Chief Executive Officer of VMware from February 2021 to May 2021. Prior to VMware, Mr. Rowe served as Executive Vice President and Chief Financial Officer at EMC Corporation from 2014 to 2016, Vice President of North American Sales of Apple Inc. from 2012 to 2014, and Chief Financial Officer of United Continental Holdings, Inc. from 2010 to 2012. Mr. Rowe has served on the board of directors of eBay Inc. since February 2024, and served on the board of directors of Sabre Corporation from 2016 until February 2024. Zane holds a bachelor's degree from Embry-Riddle Aeronautical University and a master's degree in business administration from San Diego State University.

RICHARD H. SAUER

Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary



Richard H. Sauer joined Workday in 2019 and currently serves as our Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary, a role he has held since April 2021. He was our Executive Vice President, General Counsel, and Corporate Secretary from 2019 to April 2021. Prior to joining Workday, Mr. Sauer was at Microsoft Corporation for over 20 years, where he served in several senior legal positions, most recently as Vice President and Deputy General Counsel, Artificial Intelligence, Research, and Human Rights from 2018 to 2019, and as Corporate Vice President and Deputy General Counsel, Global Sales, Marketing, and Operations from 2013 to 2018. Prior to joining Microsoft in 1999, Mr. Sauer was an attorney at Sullivan & Cromwell LLP. Mr. Sauer received a bachelor's degree from Bowling Green State University and a juris doctor degree from American University's Washington College of Law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the material components of our executive compensation program for our named executive officers during fiscal 2025 and certain aspects of our compensation program for fiscal 2026.

Name	Title
Carl M. Eschenbach	Chief Executive Officer and Director
Zane Rowe	Chief Financial Officer
Aneel Bhusri	Co-Founder and Executive Chair
Sayan Chakraborty[1]	Executive Advisor and Former President, Product and Technology
Robert Enslin[2]	President, Chief Commercial Officer
Douglas A. Robinson[3]	Executive Advisor and Former Co-President

(1) Mr. Chakraborty served as our President, Product and Technology from December 2, 2024, through March 10, 2025, and previously served as our Co-President. He remains an employee of Workday through June 2, 2025, after which he will continue to provide consulting services to Workday through December 2, 2025.

(2) Mr. Enslin was appointed our President, Chief Commercial Officer effective as of December 2, 2024.

(3) Mr. Robinson served as our Co-President until December 2, 2024, and remains an employee of Workday through April 30, 2025, after which he will continue to provide consulting services to Workday through October 31, 2025.

We refer to the executive officers in the table above collectively in this Compensation Discussion and Analysis and the accompanying compensation tables as our NEOs. The material terms of the compensation provided to our NEOs for fiscal 2025 are described in this section and set forth in more detail in the Summary Compensation Table and other tables that follow this section, as well as in the accompanying footnotes and narrative discussions relating to those tables. This section also discusses our executive compensation philosophy, objectives, and design; how and why the Compensation Committee arrived at the specific compensation policies and decisions involving our executive team, including our NEOs, during fiscal 2025.

Executive Summary

Fiscal 2025 Financial and Business Highlights

Workday is the AI platform that helps organizations manage their people, money, and agents. Workday provides more than 11,000 organizations with AI-powered cloud solutions to help solve some of today's most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected. We strive to make the world of work and business better, and hope to empower customers to do the same through an innovative suite of solutions with more than 70 million users under contract around the world and across industries — from emerging and medium-sized businesses to more than 60% of the Fortune 500. As organizations face changing conditions, we believe the need for an intuitive, scalable, and secure platform that ties finance, people, spend, and planning together in one version of truth is more important than ever. Workday Illuminate is built into our platform, allowing us to rapidly deliver and sustain models that can solve countless business problems. As a result, Workday Illuminate helps deliver better employee experiences, increase productivity, improve operational efficiencies, and provide insights for faster, data-driven decision-making. Workday provides organizations with a unified system that can help them plan, execute, analyze, and extend to other applications and environments, thereby helping them continuously adapt how they manage their business and operations.

In fiscal 2025, we achieved significant financial and operational results and took action to balance growth and profitability. Some of our key results and actions include:

- increased our total revenues from $7.3 billion in fiscal 2024 to $8.4 billion in fiscal 2025 and our subscription revenue from $6.6 billion in fiscal 2024 to $7.7 billion in fiscal 2025;

- increased our operating cash flows from $2.1 billion in fiscal 2024 to $2.5 billion in fiscal 2025;

- returned capital to stockholders and completed $700 million in aggregate share repurchases in fiscal 2025;

- closed our acquisitions of HiredScore, an AI-powered talent acquisition and internal mobility solution, and Evisort, a leading AI-native document intelligence platform;

- unveiled Workday Illuminate, the next generation of Workday AI; and

- joined the S&P 500 and the Fortune 500, increasing Workday's visibility as a company.







Fiscal 2025 Compensation Highlights

- ***Prioritized stockholder engagement***. To help us better understand the perspectives of our stockholders, we continued to build on our stockholder engagement program. During fiscal 2025, we engaged with many of our largest stockholders on governance and compensation matters and have made changes to our corporate governance and compensation structures for fiscal 2026, including the introduction of performance-based equity for fiscal 2026. See "Directors and Corporate Governance — Stockholder Engagement" and "2024 Stockholder Advisory Vote on Executive Compensation" for further details.

- ***Reduced stock-based compensation expense.*** We made meaningful progress against our target of reducing stock-based compensation expense as a percentage of revenue to approximately 15% by fiscal 2027. In fiscal 2025, we reduced our stock-based compensation expense as a percentage of revenue by 150 basis points, as compared to fiscal 2024.

- ***Demonstrated strong pay for performance alignment in our cash bonus program.*** In fiscal 2025, the results under our cash bonus program for our NEOs reflected strong alignment with our performance across pre-established metrics. Even with record-breaking subscription revenues in fiscal 2025, the total bonus pool under our cash bonus program for NEOs in fiscal 2025 was funded at 81% of target, reflecting our rigorous target. The Compensation Committee considered this outcome to be appropriate given alignment with our financial results. See "Elements of Our Executive Compensation Program — Cash Bonuses" for further details.

- ***Continued our emphasis on aligning pay with sustained, long-term stockholder outcomes.*** As further discussed in "Elements of Our Executive Compensation Program," for fiscal 2025, we continued to use time-based RSU awards to balance our retention goals in the near-term as well as to motivate our executives to take actions in support of longer-term growth and alignment with stockholder interests.

2024 Stockholder Advisory Vote on Executive Compensation

At our annual meeting of stockholders in June 2024, we conducted a stockholder advisory vote on the compensation of our NEOs (commonly known as a "Say-on-Pay" vote). Our stockholders approved the compensation paid to our NEOs for our fiscal year ended January 31, 2024, with 82% of the votes cast in favor of our Say-on-Pay proposal. This represented a slight decline from fiscal 2024, when the Say-on-Pay proposal received the support of approximately 83% of votes cast. In order to better understand this vote result, we undertook an extensive stockholder outreach campaign following our 2024 annual meeting of stockholders. We reached out to 25 institutional investors holding approximately 54% of our Class A shares outstanding, and conducted meetings with 16 institutional investors holding approximately 33% of our Class A shares outstanding, to, among other matters, solicit feedback on our executive compensation program. An independent director participated in meetings when requested, demonstrating our directors' strong commitment to understanding our stockholders' perspectives.

The Compensation Committee considers specific input provided by stockholders through our engagement activities, as well as the results of the Say-on-Pay vote, as part of its annual executive compensation review, which generally takes place in the spring. Our Board of Directors values the opinions of our stockholders and the Compensation Committee will continue to consider the outcome of future Say-on-Pay votes, as well as feedback received throughout the year, when making compensation decisions for our executive officers.

In fiscal 2025, we discussed and planned a number of changes to our executive compensation program for fiscal 2026 partially in response to stockholder feedback, as further discussed below in "Evolving our Executive Compensation Program for Fiscal 2026." We value the opinion of our stockholders and will continue to seek feedback and engage in constructive dialogue with stockholders going forward.

Evolving our Executive Compensation Program for Fiscal 2026

The key elements of our fiscal 2025 executive compensation program included base salary, cash bonuses, equity-based awards, and health and welfare programs. Prior to and during fiscal 2025, our executive compensation program was weighted more heavily towards long-term incentives, which are delivered via equity grants in the form of RSUs with multi-year vesting. The Compensation Committee believes that compensation in the form of equity helps to promote sustained, long-term stockholder value creation.

We are committed to competitive executive compensation practices. Our approach is guided by our overarching philosophy of paying for demonstrable performance and aligning the compensation of our executive officers with the long-term interests of our stockholders. In fiscal 2026, we evolved our program to a compensation structure that we expect to be more reflective of our go-forward executive compensation program. We believe that these changes further align the interests of our NEOs and our stockholders. In making these changes, our Compensation Committee considered the feedback we received from stockholders during outreach efforts in fiscal 2025 and prior years. Our Compensation Committee continues to assess our incentive compensation practices in light of our continued growth and maturation as well as discussions with stockholders.

Shortly following the close of fiscal 2025, our Compensation Committee made the following key changes to our executive compensation program for fiscal 2026, which will be more fully described in our 2026 proxy statement:

What We Heard	How We Responded	Rationale and Impact
Lack of performance conditions on equity grants	Introduced performance-based restricted stock unit awards ("PSUs") in fiscal 2026	• Responds to stockholder feedback and aligns with our pay for performance philosophy • 25% of equity incentives for executives will be in PSUs and 75% in RSUs • Fiscal 2026 PSUs are earned over three fiscal years, based on the average achievement of company financial targets determined at the beginning of each fiscal year, with an overall maximum payout of 150%

What We Heard	How We Responded	Rationale and Impact
		• Earned PSUs shall vest at the end of the three-year period
		• Achievement of the fiscal 2026 PSUs will be subject to Profitable Growth goals, based on adjusted subscription revenue growth and adjusted non-GAAP operating margin
		• Plan design aligns with the company's plans to drive durable growth while expanding operating margins
Incorporate profitability metrics in compensation program	Added non-GAAP operating margin as a metric to fiscal 2026 cash bonus plan	• Motivates more efficient performance and execution across the company
		• 80% of the plan funding based on company financial performance targets of adjusted subscription revenue dollars and adjusted non-GAAP operating margin
		• Aligns bonus opportunity with objective indications of profitability, acting as a counterbalance to top line subscription revenue growth
Continue board refreshment	Rotated Lead Independent Director and Compensation Committee Members	• Strengthens board independence and promotes objective oversight over management
		• Demonstrates commitment to good governance practices
		• Contributes to increased director engagement and diverse perspectives for improved deliberations

Executive Compensation Philosophy and Objectives

Our ability to compete and succeed in a highly competitive environment is directly correlated to our ability to recruit, incentivize, and retain talented executives. In order to achieve our strategic growth objectives and position Workday for long-term success, we need to attract and retain experienced leaders, as we did in fiscal 2025 with the appointment of Mr. Enslin as our President, Chief Commercial Officer. Our compensation philosophy is designed to establish and maintain a compensation program that attracts and rewards individuals who possess the skills necessary to lead our near-term objectives and create long-term value for our stockholders, expand our business, and assist in the achievement of our strategic goals. Our objective is to motivate and reward behavior consistent with our values, objectives, and performance goals and initiatives.

The Compensation Committee believes that a great work environment, substantial employee ownership, and competitive pay and benefits support a winning team, company, and workplace. We believe that the compensation of our executive officers and employees should be aligned with performance as an organization, and their performance as individuals. Accordingly, key elements of our total rewards philosophy include the following:

Alignment with shareholders. We believe that our executive officers should share in the ownership of Workday and as such, we use RSUs as our primary equity vehicle for our executive officers, including our NEOs. We believe that RSU awards align the interests of our executive officers with stockholders, since the ultimate value of the RSUs is determined by the performance of our stock price, and provide a longer-term focus through a multi-year vesting schedule.

Focus on innovation and performance. As an organization, we reward performance and instill a performance-driven mindset, while discouraging excessive risk taking through the use of long-term equity awards and multi-faceted performance goals for our cash bonus plan. Developing great products and successfully bringing them to market is the lifeblood of Workday, and the compensation structure for our executive officers, including our NEOs, is weighted toward long-term equity-based compensation in support of longer-term objectives and innovations.

Attract and retain talent. The Compensation Committee recognizes the importance of providing competitive and differentiated rewards to recruit, retain, and motivate top talent with the skills necessary to achieve our business objectives and to motivate our executive officers to deliver impactful results for Workday.

The Compensation Committee reviews our compensation structure at least annually and more frequently as needed to ensure focus on different business objectives.

What We Do

 **Pay for Performance:** We link pay to performance by heavily weighting total compensation to long-term equity awards that align executive interests with the interests of our stockholders.

 **Independent Compensation Advisor:** The Compensation Committee selects and engages its own independent advisor.

 **Peer Group Analysis:** The Compensation Committee reviews external market data when making compensation decisions and annually reviews our peer group with its independent compensation consultant.

 **Compensation Risk Assessment:** The Compensation Committee conducts an annual assessment of our executive and broad-based compensation programs to promote prudent risk management.

 **Compensation Committee Independence and Experience:** The Compensation Committee is comprised solely of independent directors who have extensive relevant experience.

 **Stock Ownership Guidelines:** Executives are subject to stock ownership guidelines equal to a multiple of their respective annual base salaries (for Mr. Eschenbach and Mr. Bhusri, 6x Mr. Eschenbach's base salary, and 3x for other executive officers) or a set dollar amount for other members of our Board of Directors ($600,000).

 **Clawback Policy:** Our Officer Recoupment Policy for Section 16 officers is compliant with the Nasdaq Global Select Market listing requirements and requires the forfeiture, recovery, or reimbursement of excess incentive-based compensation from a Section 16 officer in the event of a restatement of Workday's financial results.

What We Do Not Do

 **No Change-in-Control Single Trigger Acceleration:** We do not provide for single trigger acceleration of our executives' equity upon a change in control.

 **No Hedging or Pledging in Company Securities:** Executives, directors, and all employees are prohibited from engaging in any hedging transaction with respect to company equity securities. Executives, directors, and Senior Vice Presidents are further prohibited from pledging company securities as collateral.

 **No Guaranteed Bonuses:** We do not provide guaranteed minimum incentive bonuses.

 **No Tax Gross-Ups:** We do not provide tax gross-ups for "excess parachute payments."

 **No Executive Pensions:** We do not offer any defined benefit pension plans for executives.

 **No Evergreen Provision:** Our equity plans do not include an evergreen feature that would automatically replenish the shares available for issuance.

Our Compensation-Setting Process

Role of the Compensation Committee

Pursuant to its charter and in accordance with the rules of the Nasdaq Global Select Market, the Compensation Committee is responsible for reviewing, evaluating, and approving the compensation arrangements of our executive officers and for establishing and maintaining our executive compensation policies and practices. Our Compensation Committee seeks input and receives recommendations from members of our executive management team when discussing the performance and compensation of other executive officers, and in assessing the financial and accounting implications of our compensation programs and hiring decisions. The Compensation Committee is authorized to engage its own independent advisors to provide advice on matters related to executive compensation and general compensation programs. For additional information on the Compensation Committee, see "Committees of the Board of Directors — Compensation Committee" elsewhere in this Proxy Statement.

During fiscal 2025, our Compensation Committee, with the assistance of its compensation consultant, Semler Brossy, reviewed and determined our executive compensation, including base salaries, bonuses, and equity awards, to help ensure our compensation program continued to align with stockholder interests and Workday's long-term business and operational goals, and provided appropriate rewards and incentives for our executive officers. The Compensation Committee reviewed the performance of our executive officers, taking into consideration financial, operational, customer, strategic, product, and competitive factors, as well as the succession planning objectives for our various executive officer positions.

The Compensation Committee also reviewed a study by Semler Brossy regarding the compensation of executives at the companies in our compensation peer group. We do not benchmark the compensation levels of our executive officers to specific percentiles of our peer companies, but we do review and consider the peer group information among various other factors in making compensation decisions. No executive officer participated in the discussions of the Compensation Committee or the independent Board session regarding their own performance and compensation.

When formulating its recommendations for the amount of each compensation element and approving (or recommending for approval) each compensation element and the target total direct compensation opportunity for our executive officers, our Compensation Committee, in alignment with its charter, considers the following factors:

- the compensation levels and practices of our compensation peer group, including the scope of each individual executive officer's role compared to other similarly situated executives;

- each individual executive officer's skills, experience and qualifications relative to other similarly situated executives at the companies in our compensation peer group;

- consistency with Workday's compensation strategy and our desire to retain experienced and talented executives in a highly competitive market, including consideration of the retentive value of our executives' existing outstanding equity awards;

- the performance of each individual executive officer, based on an assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function, and ability to work as part of a team;

- relative pay levels and impact among our individual executive officers;

- the recommendations provided by our Chief Executive Officer with respect to the compensation of our other executive officers; and

- the recommendations provided by members of our Board.

Our Compensation Committee, with the assistance of Semler Brossy, also reviewed and determined the executive compensation applicable to Mr. Enslin in connection with his appointment as President, Chief Commercial Officer in December 2024. In developing the compensation package for Mr. Enslin, the Compensation Committee gave careful consideration to the compensation that was reasonable and necessary to incentivize Mr. Enslin to accept the role of our President, Chief Commercial Officer.

Role of Management

The role of management is to preliminarily design our executive compensation programs, policies, and governance, and to make recommendations to the Compensation Committee regarding these matters. In this respect, management reviews the effectiveness of our compensation programs, including competitiveness and alignment with Workday's objectives. Management also recommends changes to our compensation programs to best promote achievement of program objectives and reviews and makes recommendations with respect to the adoption and approval of, or amendments to, company-wide incentive compensation plans. Except with respect to their individual compensation, Messrs. Bhusri and Eschenbach made compensation recommendations to the Compensation Committee with respect to base salaries, bonuses, and equity awards for our executive officers, including our NEOs, which were taken into account by the Compensation Committee in making its decisions regarding executive compensation.

Role of the Compensation Consultant

The Compensation Committee retained Semler Brossy to advise on our fiscal 2025 executive compensation programs and practices and our executive compensation decisions, given its expertise in the technology industry, especially with other cloud and enterprise software companies. During fiscal 2025, Semler Brossy provided the following services as requested by the Compensation Committee:

- assisted in the development of the compensation peer group we used to understand market competitive compensation practices;

- assisted in the review and design of Mr. Enslin's compensation package in connection with his appointment to President, Chief Commercial Officer;

- reviewed and assessed our compensation practices and the cash and equity compensation levels of our executive officers (including an equity retention analysis), including our NEOs, and also for members of our Board;

- reviewed and assessed our current compensation programs to determine any changes that may need to be implemented in order to remain competitive with the market, including the design and strategy of our PSUs to be implemented in fiscal 2026, as well as conducting an equity burn rate and overhang analysis;

- assisted in the review and assessment of the design and strategy of our annual and long-term incentives, including the design of our company-wide bonus plan;

- reviewed and assessed our current severance and change in control benefits and confirmed that our benefits are competitive versus our peers and aligned with industry best practices; and

- advised on regulatory developments relating to executive compensation and collaborated on the risk assessment relating to employee compensation.

Other analyses relating to executive compensation for fiscal 2025 were conducted internally by our compensation team and were reviewed by the Compensation Committee. Such analyses included gathering and analyzing relevant data and reviewing and advising on principal aspects of executive compensation. Base salaries, equity awards, and bonuses for our executive officers were among the items reviewed by the Compensation Committee based on third-party market data.

During fiscal 2025, the Compensation Committee reviewed the fees provided to Semler Brossy relative to Semler Brossy's revenues, the services provided by Semler Brossy to the Compensation Committee, any relationships between Semler Brossy and its consultants and our executive officers, any stock ownership of Workday by Semler Brossy, and other factors relating to Semler Brossy's independence. Based on such review, the Compensation Committee concluded that Semler Brossy is independent within the meaning of the listing standards of the Nasdaq Global Stock Market and that its engagement did not present any conflict of interest. The Compensation Committee has retained Semler Brossy to advise on our executive compensation programs and practices for the fiscal year ending January 31, 2026.

Compensation Peer Group

We maintain a compensation peer group selected from companies with a focus on applications software, systems software, internet services and infrastructure, media and entertainment, and interactive media and services, with revenues generally between one-third to three times our trailing 12 months revenue, and/or market capitalization generally between one-third to three times our market capitalization. Our peer group has been further refined by targeting companies with similar business characteristics, such as those focused on cloud applications or enterprise software, those with a focus on innovation and research and development, and/or those with a strong talent brand. We also have generally sought to include companies with revenue growth of greater than or equal to 10% and market capitalization to revenue ratios of greater than or equal to 5.0 where possible.

Annually, the Compensation Committee engages Semler Brossy to assist in the review of our compensation peer group. At the end of fiscal 2024, after considering input from Semler Brossy, the Compensation Committee determined that no changes to the compensation peer group disclosed in our 2024 Proxy Statement were necessary for fiscal 2025. Therefore, our compensation peer group for fiscal 2025 consisted of the following companies:

Activision Blizzard, Inc.	Palo Alto Networks, Inc.
Adobe Inc.	Salesforce, Inc.
Atlassian Corporation	ServiceNow, Inc.
Autodesk, Inc.	Shopify Inc.
Block, Inc.	Snowflake Inc.
Crowdstrike Holdings, Inc.	Splunk Inc.
Electronic Arts Inc.	Twilio Inc.
Intuit Inc.	VMware, Inc.
Okta, Inc.	Zoom Video Communications, Inc.

While the Compensation Committee and our Board of Directors consider the compensation levels of the executives at the companies in our compensation peer group to provide a general understanding of market practices among similar companies, we do not specifically set compensation levels based on the percentile levels reflected by the compensation peer group.

Fiscal 2025 Leadership Structure and Changes

In accordance with an established succession plan anticipated at the time of Mr. Eschenbach's appointment as Co-Chief Executive Officer in December 2022, Mr. Eschenbach assumed sole Chief Executive Officer responsibilities and Mr. Bhusri transitioned to a full-time role as Executive Chair effective February 1, 2024, the start of our fiscal 2025. Mr. Eschenbach has extensive industry knowledge and highly relevant operating and executive leadership experience that is fundamental to our next phase of growth and our commitment to the continued creation of sustainable stockholder value. Since Mr. Eschenbach assumed sole Chief Executive Officer responsibilities, Workday has achieved significant financial and operational results. As Executive Chair, Mr. Bhusri serves as a strategic advisor to the Chief Executive Officer and other members of executive management and is focused on driving Workday's innovation agenda, particularly in the pivotal domain of AI vision and strategy.

Additionally, effective as of December 2, 2024, Douglas A. Robinson stepped down as our Co-President (the "Robinson Transition"), and the Board of Directors appointed Robert Enslin to serve as our President, Chief Commercial Officer to lead Workday's global sales, partnerships, and customer experience efforts. Mr. Enslin brings significant experience in leading global sales, partnerships, and customer experience at leading technology companies as well as operational expertise. The Compensation Committee carefully structured a compensation package that was both competitive and necessary to attract a proven industry leader like Mr. Enslin, whose track record as a public company Chief Executive Officer, scaling global enterprises, driving AI innovation, and delivering sustained profitability make him uniquely qualified to accelerate Workday's next phase of growth. In developing the compensation package for Mr. Enslin, the Compensation Committee consulted with Semler Brossy and recommended that the Board approve a compensation package consisting of the following elements:

- an annual base salary of $750,000;

- a one-time signing bonus of $1,000,000, payable in two equal installments, with the second installment payable 12 months after his hire date, subject to continued service on the date of each payment;

- eligibility to participate in the cash bonus plan with a 100% target incentive; and

- an RSU award, subject to Mr. Enslin's continued service with us on each vesting date, with a target grant value of $38,000,000, vesting over four years.

In setting Mr. Enslin's new hire RSU award value, the Compensation Committee determined that the amount reflects a reasonable multiple of an annual refresh grant that was aligned with competitive data for similarly situated executives. Mr. Enslin is not eligible for additional equity awards until fiscal 2027.

Mr. Robinson continues to serve Workday as an Executive Advisor, assisting with the transition of his duties, closing deals in the pipeline, and mentoring sales leaders. Mr. Robinson will serve as Executive Advisor through April 30, 2025, and then transition to a consulting role with us. See "Post-Employment Compensation" below for a discussion of the compensation provided to Mr. Robinson in his role as an Executive Advisor and as a consultant to Workday. Consistent with our standard equity award terms for all employees, Mr. Robinson's awards continue to vest during his continued service. Although no changes were made to the terms or vesting conditions of Mr. Robinson's outstanding equity awards in connection with this transition to Executive Advisor or this consulting role, his transition triggered an accounting modification under Topic 718, which resulted in an incremental expense with respect to his outstanding equity awards that is required to be included in the 2025 Summary Compensation Table and other disclosures. These amounts are non-cash charges reportable for the accounting modification and are not additional amounts received by Mr. Robinson.

Elements of Our Executive Compensation Program

The compensation program for our NEOs for fiscal 2025 consisted of a mix of variable and fixed compensation.

Fiscal 2025 Pay Component	Rationale and Value to Stockholders
Base Salary	• Provides market-competitive cash compensation based on experience, skills, and responsibilities as well as alignment to internal pay equity
Performance-Based Cash Incentive	• Encourages achievement of defined, near-term corporate performance objectives in alignment with Workday's long term strategic growth objectives • Metrics set to drive efficient growth and stockholder value creation • Small portion of overall compensation to maintain program's focus on equity-based pay
Restricted Stock Units	• Incentivizes long-term stockholder value creation and aligns to stockholder interests • Helps attract and retain key talent

The key elements of our executive compensation program for fiscal 2025 include base salary, cash bonuses, equity-based awards, and health and welfare programs. Except for target cash bonuses, which typically are expressed as a pre-determined percentage of each participating executive officer's base salary, we do not use specific formulas or weightings in determining the allocation of the various pay elements. Rather, each executive officer's compensation has been designed to provide a combination of pay elements that are tied to achievement of our short-term and long-term financial and operational objectives. In particular, we believe our use of RSU awards, which generally vest over four years, promotes a culture of long-term value creation, while cash bonuses payable based upon semi-annual performance drive achievement of near-term objectives.

The initial compensation arrangements with our executive officers, other than Mr. Bhusri, were the result of arm's-length negotiations between us and each individual executive officer at the time of his or her hire, appointment, or promotion. In fiscal 2025, the Compensation Committee and, with respect to Messrs. Eschenbach and Bhusri, the independent members of our Board of Directors, conducted its regular annual review of our executive compensation program, including an evaluation of competitive market practices; conducted annual performance reviews for our executive officers; reviewed our executive officers' base salaries and target annual bonus opportunities and adjusted where appropriate; and made annual equity awards. Following deliberation and consideration of the factors discussed below, our Board and Compensation Committee determined that equity awards should continue to be a significant portion of executive compensation and increased the cash compensation of some executives based on market positioning.

The following charts show the fiscal 2025 total direct compensation mix for our Chief Executive Officer, Mr. Eschenbach, and the average fiscal 2025 total direct compensation mix for our other NEOs, including our Executive Chair, Mr. Bhusri. Total direct compensation for fiscal 2025 for Mr. Eschenbach and our other NEOs is the sum of (i) annual base salary, (ii) annual cash bonus target, and (iii) annual RSU awards (based on the grant date fair value). Mr. Bhusri does not receive an annual cash bonus.



Legend: Base Salary ■ Cash Bonus Target ■ RSU

Carl Eschenbach: 4%, 6%, 90%

Other NEOs: 3%, 2%, 95%

Base Salary

We offer base salaries that are intended to provide a competitive level of fixed compensation for our executive officers, including our NEOs, for performance of their day-to-day responsibilities. Base salaries for our executive officers are reviewed annually to determine whether an adjustment is warranted or required, and may be reviewed intra-year as well, such as in connection with a promotion.

In connection with our annual compensation cycle during fiscal 2025, the Compensation Committee reviewed the base salaries of our then-current NEOs, other than Mr. Bhusri, whose base salary has been $65,000 since January 2017. After considering a compensation analysis performed by Semler Brossy and the other factors described above, as well as the fact that cash compensation for long-tenured executives was conservative relative to peer levels, the Committee approved adjustments as shown below with the intention of better aligning compensation for such long-tenured executives with peer levels and driving greater consistency and internal alignment across the team. The annual base salaries for each of our NEOs during fiscal 2024 and fiscal 2025 are set forth in the following table:

Named Executive Officer	Fiscal 2024 Annual Base Salary	Fiscal 2025 Annual Base Salary
Carl M. Eschenbach	$ 1,000,000	$ 1,000,000
Zane Rowe	700,000	720,000
Aneel Bhusri	65,000	65,000
Sayan Chakraborty	400,000	625,000
Robert Enslin[1]	—	750,000
Douglas A. Robinson	400,000	625,000

(1)   Mr. Enslin was not an NEO in fiscal 2024.

Cash Bonuses

In response to stockholder feedback on increased disclosure regarding the performance metrics we use or may use in our cash bonus program, our Compensation Committee adopted our Omnibus Bonus Plan in early fiscal 2024. Our Omnibus Bonus Plan is designed to motivate and reward eligible employees for their contributions toward the achievement of certain of Workday's performance goals. Our Compensation Committee established the annual cash bonus plan for fiscal 2025 under, and subject to the terms and conditions of, the Omnibus Bonus Plan.

During fiscal 2025, our executive officers, other than Mr. Bhusri, participated in our cash bonus plan that was available to all executive officers. Mr. Bhusri has historically not participated in our cash bonus plan because his large ownership stake in Workday adequately incentivizes him to achieve short-term and long-term performance goals. Because of our emphasis on equity-based compensation, annual bonuses are not intended to constitute a material amount of the total compensation for our NEOs. Our fiscal 2025 cash bonus plan was designed to drive revenue growth, focus on customer satisfaction, and incentivize execution of short-term priorities tied to long-term strategy.

As depicted below, our cash bonus plan is measured and calculated based on the achievement of pre-established company performance goals. For fiscal 2025, company performance was evaluated based on the following goals as set out in our fiscal 2025 cash bonus plan: 80% of the funding of the cash bonus plan was based on a financial performance target based on adjusted subscription revenue and 20% of the funding of the cash bonus plan was driven by a non-financial performance target based on our customer satisfaction score.



Company Performance Metrics and Targets

As in prior years, the Compensation Committee selected adjusted subscription revenue and our annual customer satisfaction score as the company performance metrics to determine the funding of our cash bonus plan. In fiscal 2025, the Compensation Committee expanded the customer satisfaction score to include survey responses from named support contacts at Workday's acquired products to better align the metric with Workday's customer base and current strategy. The table below details the company performance metrics and targets set by the Compensation Committee for purposes of determining the funding of our cash bonus plan.

Metric	Weight	Calculation	Rationale
Adjusted subscription revenue[1]	80%	Full year GAAP subscription revenue, adjusted for the impact of foreign currency rate fluctuations and certain acquisitions	• Drives long-term durable growth • Strong indicator of the growth of our business and a key metric used by investors to evaluate our financial performance
Customer satisfaction score	20%	Annual customer satisfaction score based on the responses received from a survey of the named support contacts at Workday's HCM, financials, and acquired products customers	• One of our core values and a strong indicator of our customer retention and expansion • Drives execution of our strategic objectives that require a focused and consistent effort by our employees and NEOs throughout the fiscal year to serve our customers

(1)   See Appendix A for a reconciliation of GAAP subscription revenue to adjusted subscription revenue.

The achievement calculation for each company performance metric under the cash bonus plan is described in more detail below:

	Adjusted Subscription Revenue		Customer Satisfaction Score	
	Target	Payout (% of Target)[1]	Target Score	Payout (% of Target)[1]
Below threshold	<$7.671 billion	0%	<90%	0%
Threshold	$7.671 billion	75%	90%	50%
Target	$7.770 billion	100%	95%+	100%
Maximum	$7.928 billion	125%	—	—[2]

(1)   Subject to linear interpolation for performance between the threshold and target levels and between the target and maximum levels, as applicable. If the threshold level of adjusted subscription revenue is not achieved, neither the adjusted subscription revenue nor the customer satisfaction portion of the cash bonus plan will be funded.

(2)   The maximum payout with respect to customer satisfaction is 100%.

Individual Performance

The cash bonus plan provides the ability to adjust each NEO's individual payout based on individual performance. The Compensation Committee has historically only applied this modifier in exceptional circumstances (last applied in fiscal 2022) and did not apply it for any of the NEOs in fiscal 2025.

Achievement and Payout

First Half Payout

Eligible participants, including executives, who participate in the cash bonus plan were eligible for semi-annual payments in fiscal 2025. For the first half payout, the company performance metric is capped at a maximum of 40% of the total full year funding and is only calculated using the financial metric of forecasted adjusted subscription revenue as of the end of the company's second fiscal quarter. The portion of the bonus pool related to the non-financial metric is not eligible to be funded for the first half payment.

Following the conclusion of the company's second fiscal quarter of fiscal 2025, it was determined that based on the company's forecasted adjusted subscription revenue as of the end of the second fiscal quarter, the company performance metric would be funded at 33% of full year target bonus for the first half payout.

Full Year Payout

Following the conclusion of fiscal 2025, the Compensation Committee reviewed the level of achievement of each company performance goal against the pre-established targets. The achievement level and corresponding funding of the fiscal 2025 cash bonus plan is set forth below:

Metric	Fiscal 2025 Result	Funding (% of Target)		Weight		Total Funding
Adjusted subscription revenue[1]	$7.701 billion	82.4%	x	80%	=	81.7%
Customer satisfaction score	92.9%	79%	x	20%		

(1) See Appendix A for a reconciliation of GAAP subscription revenue to adjusted subscription revenue.

For full year fiscal 2025, the Compensation Committee determined that given the collective performance of the NEOs in driving the strong financial and operational results of the company, the cash bonuses paid to the NEOs were determined based on the achievement levels of the company's performance goals, which resulted in an overall payout of 81.7% of each NEO's respective annual targets for fiscal 2025. While the cash bonus plan provides the ability to adjust each NEO's individual payout based on individual performance, the Compensation Committee did not exercise this discretion.

Named Executive Officer	Fiscal 2025 Annual Cash Bonus Paid[1]	Target Annual Bonus Opportunity (% of Base Salary)	% of Target Bonus Paid
Carl M. Eschenbach	$ 1,225,500	150%	81.7%
Zane Rowe	350,533	60%	81.7%
Aneel Bhusri	—	—	—
Sayan Chakraborty[2]	232,376	60%	68.0%
Robert Enslin[3]	—	—	—
Douglas A. Robinson	465,422	100%	81.7%

(1) Inclusive of first half payout of the fiscal 2025 cash bonus plan. The annual cash bonus paid is based on each NEO's base salary applicable during fiscal 2025 and is prorated to account for base salary changes during the fiscal year.

(2) Mr. Chakraborty's annual cash bonus paid and target bonus amounts are adjusted to reflect a leave of absence.

(3) Mr. Enslin was not eligible to participate in the fiscal 2025 cash bonus plan.

Equity-Based Awards

The majority of the target total direct compensation of our executive officers, including our NEOs, is provided through equity awards. By having a significant percentage of our executive officers' target total direct compensation payable in the form of equity that vests over a number of years and, thus, is subject to higher risk and longer vesting than cash compensation, our executive officers are motivated to take actions that focus on our long-term strategic and financial objectives, aligning their interests with those of our stockholders over the long term. We believe that RSUs with multi-year vesting were the most effective compensation vehicle for Workday in fiscal 2025 for a number of reasons, including that RSUs are a common incentive used by many talent competitors and the multi-year vesting schedule decreases risks associated with short-term decision making. Furthermore, the Compensation Committee and the Board believe that it is critical for Workday to promote strategic agility by allowing the business to pivot in response to changing market dynamics without consideration of the impact to short-term rewards, and RSUs with long-term vesting allow us to continue to incentivize and promote the innovative culture that drives our success. As noted above in "Evolving our Executive Compensation Program for Fiscal 2026," in response to stockholder feedback, we are incorporating PSUs, performance-based equity incentives, into our fiscal 2026 executive compensation program.

We make annual equity grants to our current executive officers and may make mid-year awards on a case-by-case basis, such as in the event of a promotion. The sizes of these annual awards are not determined based on a specific formula, but rather through the exercise of the Compensation Committee's or Board's judgment after considering, on an annual basis, the factors noted in "Role of the Compensation Committee" above. Based on its review, the Compensation Committee and the Board agreed that the fiscal 2025 equity grants described below, together with existing equity awards (if any), appropriately incentivized our executives and satisfied our retention goals for the near-term future, as well as motivated our executives to take actions in support of longer-term stockholder interests. We also make equity grants to newly hired executive officers based on arm's-length negotiations between us and the executive at the time of his or her hire and taking into consideration the competitive practices for similarly situated executives in our peer group, and what is reasonable and necessary to incentivize the executive to accept the position and drive alignment with us and our stockholders.

As noted above, our equity awards generally take the form of time-based RSU awards with a four-year vesting schedule. The number of RSUs awarded to each NEO is determined by dividing the value of RSUs approved by the Compensation Committee or the Board, as applicable, for each NEO by the trailing 20-day simple moving average stock price of Workday's Class A common stock prior to the date of grant. The Compensation Committee believes that these RSU awards serve as an effective retention tool for our executive officers, because a substantial portion of unvested awards are generally forfeited if an executive officer voluntarily leaves the company before the awards have vested, except as provided in the Executive Severance Policy (as defined below).

The RSU awards granted to our NEOs in fiscal 2025 were as follows:

Named Executive Officer	Grant Date	Number of Shares Subject to RSU Award[1]	Grant Date Fair Value of RSU Award[2]
Carl M. Eschenbach	4/24/2024	93,490	$ 23,909,133
Zane Rowe	4/22/2024	44,875	11,377,159
Aneel Bhusri	4/24/2024	56,094	14,345,480
Sayan Chakraborty	4/22/2024	52,354	13,273,310
Robert Enslin[3]	1/05/2025	141,773	35,845,885
Douglas A. Robinson	4/22/2024	52,354	28,768,545[4]

(1) Unless otherwise noted, the RSU awards for our NEOs are subject to vesting based on continued service through the applicable vesting dates, with one-fourth of such awards vesting one year from their vesting start date, after which the awards vest in equal installments over the next 12 quarters.

(2) The amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(3) In connection with Mr. Enslin's appointment as President, Chief Commercial Officer, he was granted 141,773 RSUs.

(4) This amount includes the grant date fair value of a fiscal 2025 RSU award granted to Mr. Robinson ($13,273,310), as well as the incremental fair value required to be reported under Topic 718 in connection with the Robinson Transition in fiscal 2025. Although no changes were made to the terms of Mr. Robinson's fiscal 2025, 2024, 2023, or 2022 equity awards, his continued service in a new role triggered an accounting modification under Topic 718, which resulted in an incremental expense of $15,495,236 with respect to such equity awards. No changes were made to the terms or vesting conditions of Mr. Robinson's original award agreements. Consistent with our standard equity award terms for all employees, Mr. Robinson's awards continue to vest during his continued service. These amounts are non-cash charges reportable for the accounting modification and are not additional amounts received by Mr. Robinson.

Eschenbach PVU Awards

Per the terms of Mr. Eschenbach's new hire compensation package in connection with his appointment as Co-Chief Executive Officer in December 2022, a substantial portion of Mr. Eschenbach's compensation was allocated in the form of equity, comprised of time-based RSUs, the majority of which vest over four years, and market-based restricted stock units ("PVUs") that are subject to achievement of three increasing and meaningful stock price targets during a five-year performance period and service-based vesting requirements.

The PVU award is divided into three equal tranches (each, a "Tranche") each of which requires achievement of a stock price target (each a "Price Hurdle") during such Tranche's specific performance period as summarized in the table below, as well as Mr. Eschenbach's continued service on each time-based vesting date of the PVU award (the "Service Requirement'). Mr. Eschenbach satisfies the Service Requirement of the PVU award as to 1/60th of each Tranche's PVU shares on each of the monthly anniversaries of December 5, 2022, the award's vesting start date, subject to his continued service on such dates (the "Time-Based Schedule"). All shares are subject to a one-year holding period once vested and released.

The following table provides information regarding the achievement of the PVUs and outstanding PVUs held by Mr. Eschenbach as of January 31, 2025.

Tranche/ Performance Period	Price Hurdle	Number of Shares in Tranche	Number of Shares Earned and Vested as of January 31, 2025[1]	Number of Shares Earned But Not Vested as of January 31, 2025[2]	Number of Shares That Have Not Been Earned
Tranche 1 Years 1-3	$ 194.80	101,217	42,175	59,042	—
Tranche 2 Years 2-4	$ 233.76	101,217	42,175	59,042	—
Tranche 3 Years 3-5	$ 272.72	101,216	—	—	101,216

(1) Shares that have been released upon the achievement of the Price Hurdle and satisfaction of the time-based vesting requirement for the applicable tranche.

(2) Shares that have been earned upon the achievement of the Price Hurdle but remain subject to the time-based vesting requirement for the applicable tranche and so have not yet been released.

Benefits Programs

Our employee benefit programs, which include our 401(k) plan, employee stock purchase plan, and health and welfare programs, such as health savings accounts and flexible spending arrangements, are designed to provide a competitive level of benefits to our employees generally, including our executive officers and their families. We adjust our employee benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. Our executive officers are generally eligible to participate in the same employee benefit plans and programs, and on the same terms and conditions, as all other U.S. full-time employees.

Perquisites and Other Personal Benefits

The personal health, safety, and security of our employees is of the utmost importance to Workday and our stockholders. Accordingly, we provide limited perquisites for business-related purposes, for the health of our executives, and those necessary for the security of Messrs. Eschenbach and Bhusri.

Health Benefits

We offer our executive officers, including our NEOs, an annual comprehensive physical examination that is fully funded by Workday, as an added benefit to the medical insurance provided to all employees. We recognize the significant role of our executive officers and offer this program to encourage a focus on wellness.

Personal Security

Consistent with prevalent practices among peer companies, and based on an independent third-party security study, the Compensation Committee approved a comprehensive security plan for Mr. Bhusri. Based on the security study, during fiscal 2025, we paid for the annual costs of security at his residences, executive security protection, family protection, and secure transportation arrangements. We require these security measures because of the importance of Mr. Bhusri to Workday and his high profile as not only the Executive Chair but also as a Co-Founder of a global public company, and we believe that their scope and costs are an appropriate business expense for our benefit as they are integrally related to Mr. Bhusri's ability to perform his employment responsibilities and necessary to his focused job performance. However, because certain components of the program may be considered to be perquisites under SEC disclosure rules, such as security for Mr. Bhusri's family, security at his residences, and executive security protection outside of work hours, the aggregate incremental costs of such security services are included in the "All Other Compensation" column of the Summary Compensation Table set forth below. The Compensation Committee believes that these costs are appropriate in light of the threat landscape and Mr. Bhusri's importance to Workday. The Compensation Committee periodically reviews the nature and cost of this program in relation to Mr. Bhusri's security risk profile and, based on an independent third-party security study conducted in 2024 in connection with Mr. Bhusri's transition to Executive Chair, the Compensation Committee determined that a continued need for security exists from the nature of Mr. Bhusri's employment by Workday and the continued provision of such security should be provided to mitigate risks to our business.

Aircraft Policy

The independent third-party security study recommended that Mr. Bhusri use private aircraft for all business and personal travel. To facilitate that, in 2022, the Board approved the purchase of a corporate aircraft as an additional security measure for Mr. Bhusri and to optimize his travel. Pursuant to our aircraft utilization policy, the corporate aircraft is primarily for use by Mr. Bhusri. Mr. Bhusri uses Workday-provided private aircraft for both business and personal purposes and the Board believes such use enhances his security, efficiency, privacy, confidentiality, and productivity to allow for time that he can devote to our business as our Executive Chair. Additionally, Messrs. Bhusri and Eschenbach are permitted to use a private business jet charter when practicable and we provide private charter aircraft services for business purposes for certain other executive travel. Subject to the limitations in our policy, immediate family members of certain eligible executive officers are permitted to accompany the executive on the private aircraft when the aircraft is already going to a specific destination for a business purpose, provided there is no more than de minimis incremental cost.

Pursuant to the policy, Mr. Bhusri, Mr. Eschenbach, and, on occasion, certain of our executives recognize imputed taxable income as a result of personal use of private aircraft and are not provided a tax reimbursement or gross-up for any portion of this amount, including as a result of members of their immediate family accompanying them on business travel. The non-de minimis incremental costs, if any, of personal travel and travel by guests on any such legs on private aircraft are included in the "All Other Compensation" column in the Summary Compensation Table.

Car Service

Based on a preliminary third-party security study, for Mr. Eschenbach, we provide a car service that is primarily used for business purposes. Mr. Eschenbach recognizes imputed taxable income as a result of any personal use of the car service and is not provided a tax reimbursement or gross-up. The value of the perquisites and benefits provided to Mr. Eschenbach during fiscal 2025 is reported and further described in our Summary Compensation Table below.

In the future, we may provide other perquisites or other personal benefits to our NEOs when we believe it is appropriate and beneficial to the company's business to assist an individual executive in the performance of his or her duties, to make our executive team more efficient and effective, and for recruitment, motivation, or retention purposes. Future practices with respect to perquisites or other personal benefits for executives will be subject to review and approval by the Compensation Committee.

Post-Employment Compensation

Executive Severance and Change in Control Policy

Under the Executive Severance Policy, an NEO is eligible to receive cash payments and accelerated vesting of certain equity awards in the event of a qualifying termination of the NEO's employment (i) outside of a change in control of Workday (referred to as a "Non-CIC Qualifying Termination" in the Executive Severance Policy), or (ii) in connection with a change in control of Workday (referred to as a "CIC Qualifying Termination" in the Executive Severance Policy). In November 2024, the Board amended and restated the Workday, Inc. Executive Severance and Change in Control Policy (the "Executive Severance Policy"). The purpose of the amendment was to provide that equity awards granted to a participant coincident with, or as an inducement to, such participant's hiring and/or commencement of employment or other service with Workday shall be eligible for acceleration pursuant to the Executive Severance Policy in the event of a termination of employment by Workday without cause outside of a change in control period (as such terms are defined in the Executive Severance Policy). Awards, other than these "new hire" awards, granted within the 12-month period preceding a Non-CIC Qualifying Termination remain ineligible for acceleration under the Executive Severance Policy.

The Compensation Committee has determined that the Executive Severance Policy is both competitively reasonable and necessary to recruit and retain key executives. We also believe that entering into these arrangements will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of the company. The Executive Severance Policy is also intended to facilitate changes in the leadership team by setting terms for the termination of the employment of an NEO in advance, which allows for a smooth transition of responsibilities when it is deemed to be in the best interest of Workday. We do not provide for single trigger acceleration following a change in control and do not provide tax gross-ups for "excess parachute payments."

For additional information about the Executive Severance Policy, please see the section below entitled "Potential Payments Upon Termination or Change in Control."

Post-Employment Terms in Executive Agreements

Eschenbach Agreement

In connection with incentivizing Mr. Eschenbach to join us as our Co-Chief Executive Officer in fiscal 2023, his Employment Agreement provides that he is entitled to certain payments and accelerated vesting if his employment is terminated without cause through December 20, 2024, other than in connection with a change in control, after which he is eligible to receive the Non-CIC Qualifying Termination benefits in the Executive Severance Policy. Likewise, Mr. Eschenbach will participate in the Executive Severance Policy, as modified by his employment agreement, pursuant to which he will receive payments in the event that Mr. Eschenbach's employment is terminated without cause, or he resigns for good reason in connection with a change in control. For further information about the benefits that Mr. Eschenbach may be eligible to receive in connection with certain terminations, please see "Potential Payments Upon Termination or Change in Control — Carl M. Eschenbach."

Rowe Agreement

In connection with Mr. Rowe's appointment as our Chief Financial Officer in fiscal 2024, his offer letter provides that he is entitled to certain payments and accelerated vesting if his employment is terminated without cause within two years following his start date, other than in connection with a change in control, after which he will be eligible to receive the Non-CIC Executive Termination benefits in the Executive Severance Policy. Mr. Rowe is also eligible to receive the change in control benefits set forth in the Executive Severance Policy. For further information about the benefits that Mr. Rowe may be eligible to receive in connection with certain terminations, please see "Potential Payments Upon Termination or Change in Control — Zane Rowe."

Robinson Agreement

Following Mr. Robinson's transition out of his role as Co-President, he continues to provide service to Workday as an Executive Advisor through April 2025, after which he will transition into a consulting role. Pursuant to the terms of his separation agreement, while serving as an Executive Advisor, Mr. Robinson's base salary remains at $625,000 annually and he remained eligible for a fiscal 2025 cash bonus payment. Mr. Robinson is not eligible to receive a cash bonus pursuant to the terms of our fiscal 2026 cash bonus plan and did not receive an annual refresh equity grant for fiscal 2026. As Executive Advisor, his previously granted equity awards continue to vest in accordance with their terms. As a consultant, Mr. Robinson is expected to provide sales and strategy advisory services to Workday. Pursuant to the terms of his separation agreement, the terms of his RSU award agreements, and our 2022 Plan and 2012 Equity Incentive Plan, Mr. Robinson will continue to vest into his outstanding RSUs so long as he continues to provide services to Workday. Mr. Robinson's consulting period is expected to end on October 31, 2025, unless earlier terminated. Following termination of his services to Workday, Mr. Robinson will cease vesting in his equity awards, and any then-unvested equity awards will terminate and be forfeited in accordance with their terms.

The material terms of post-employment payments to our NEOs are set forth under "Employment Arrangements and Indemnification Agreements" and "Potential Payments Upon Termination or Change in Control" below.

Death and Disability Acceleration Policy

Pursuant to company policy, all employees, including our executives, whose employment with Workday terminates due to death or permanent disability generally fully vest in their outstanding time-based equity awards upon termination. The value of our NEOs' equity awards that would have vested assuming a January 31, 2025, termination of employment due to death or permanent disability is set forth in the section "Potential Payments Upon Termination or Change in Control".

Other Compensation Policies

Executive Officer Recoupment Policy

The Compensation Committee adopted a revised compensation recoupment policy in fiscal 2024 to reflect the requirements of the Nasdaq Global Select Market. The revised policy provides for the recovery of a current or former Section 16 officer's incentive-based compensation in the event that we restate our financial results and the compensation earned by the Section 16 officer was based on achieving financial results in excess of what could have been earned by the executive officer based on the restated financial results. The recovery period extends up to three years prior to the date that it is, or should have been, concluded that the company is required to prepare a restatement, for incentive-based compensation that is received (as defined by the applicable Nasdaq rules) after the effective date of the applicable Nasdaq rules.

Equity Awards Grant Policy

The Compensation Committee has adopted a policy governing equity awards that are granted to our executive officers and employees and members of our Board. This policy provides that equity awards will be granted either by our Board or the Compensation Committee at a meeting or by unanimous written consent, subject to equity award guidelines adopted by our Compensation Committee. Generally, new hire awards are granted effective on the 5th day of the month for employees who have commenced employment on or prior to the 15th day of the preceding month. Additionally, promotion and discretionary awards for our executive officers are granted effective on the 5th day of March, June, September, or December, and on the 5th day of any month for non-executive employees. Refresh awards and certain promotion awards made in connection with Workday's annual review cycle will be effective on a date occurring in March, April, or May that is designated by the Board or the Compensation Committee prior to the end of the immediately preceding calendar year, in each case unless otherwise approved by our Board or the Compensation Committee. Our Compensation Committee does not grant option awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information for the purpose of affecting the value of executive compensation. The exercise price of all stock options and SARs must be equal to or greater than the fair market value of our common stock, as defined in the applicable equity incentive plan, on the date of grant.

Derivatives Trading and Anti-Hedging and Pledging Policy

Our Insider Trading Policy, which applies to our employees, including our executive officers, and members of our Board, prohibits the trading of derivatives, including options, warrants, puts, calls, or other similar derivative instruments relating to our securities; the hedging of our equity securities, including the participation in exchange funds or "swap funds"; and the selling of Workday securities "short". Additionally, our executive officers and members of our Board may not borrow against Workday's securities in margin accounts or use or pledge Workday's securities as collateral for another type of loan.

Policy regarding 10b5-1 Plans for Directors and Executive Officers

Generally, our Insider Trading Policy requires our executive officers and members of our Board to adopt plans in accordance with Exchange Act Rule 10b5-1, including in accordance with the amended 10b5-1 rules adopted by the SEC in 2022, for trades of Workday securities that they beneficially own, and further provides that such individuals may not trade in our equity securities during our quarterly restricted periods.

Stock Ownership Guidelines

We maintain Stock Ownership Guidelines that require Mr. Eschenbach and Mr. Bhusri to own and hold shares of our stock with a value that is at least equal to six times Mr. Eschenbach's annual base salary; our other executive officers to own and hold shares of our stock with a value that is at least three times their annual base salaries; and members of our Board other than Messrs. Bhusri and Eschenbach to own and hold shares of our stock with a value that is at least

$600,000, subject in each case to certain phase-in periods. This ownership requirement may be satisfied by ownership of shares of either our Class A or Class B common stock, vested RSUs, and any other shares of our capital stock held by affiliates or family members in which the individual holds a beneficial interest. Shares subject to outstanding, unexercised stock options, if any, do not count towards the ownership requirement.

Compensation Policies and Practices as they Relate to Risk Management

The Compensation Committee has reviewed our executive and employee compensation programs and does not believe that our compensation policies and practices encourage undue or inappropriate risk taking or create risks that are reasonably likely to have a material adverse effect on us. The reasons for the Compensation Committee's determination include the following:

- We structure our compensation program to consist of both fixed and variable components. The fixed (or base salary) component of our compensation programs is designed to provide income independent of our stock price performance so that employees will not focus exclusively on stock price performance to the detriment of other important business metrics. The variable (cash bonus and equity) components of our compensation programs are designed to reward both short-term and long-term company performance, which we believe discourages employees from taking actions that focus only on our short-term success and helps align our employees with our stockholders and on our longer-term objectives. Our RSUs have time-based vesting, generally over a period of four years.

- We maintain internal controls over the measurement and calculation of financial information, which are designed to prevent this information from being manipulated by any employee, including our executive officers.

- The Compensation Committee approves the employee annual and new hire equity award guidelines as well as the overall annual equity pool. Any recommended equity awards outside these guidelines require approval by the Compensation Committee. We believe that this helps ensure we grant equity compensation appropriately and in a sustainable manner.

- A significant portion of the compensation paid to our executive officers and the members of our Board is in the form of RSUs, to align their interests with the interests of stockholders.

- We maintain Stock Ownership Guidelines for our executive officers and the members of the Board to help ensure that they retain specified levels of equity in Workday to align their interests with the interests of stockholders.

- As part of our Insider Trading Policy, we prohibit hedging transactions involving our securities so that our executive officers and other employees cannot insulate themselves from the effects of poor stock price performance.

- Our Board has adopted an Executive Officer Recoupment Policy providing that it will require reimbursement or forfeiture of all or a portion of any incentive compensation that was paid to an executive officer based on financial results if a restatement of those results is required. The policy was revised in fiscal 2024 to reflect the new requirements of the Nasdaq Global Select Market.

Tax and Accounting Considerations

Limitation on Deductibility of Executive Compensation

We do not require executive compensation to be tax deductible to Workday, but instead balance the cost and benefits of tax deductibility to correspond with our executive compensation goals. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to a publicly held corporation for compensation in excess of $1,000,000 paid in any taxable year to certain of its executive officers.

We expect that the Compensation Committee will continue to seek to balance the cost and benefit of tax deductibility with our executive compensation goals designed to promote stockholder interests, retaining discretion to approve compensation that is non-deductible when it believes that such payments are appropriate to attract and retain executive talent. As a result, we expect that a significant portion of future cash and equity payments to our executive officers may not be tax deductible under Section 162(m).

No Tax Reimbursement of Parachute Payments or Deferred Compensation

We did not provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during fiscal 2025, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other such reimbursement.

Accounting Treatment

We account for share-based compensation in accordance with the authoritative guidance set forth in ASC Topic 718, which requires companies to measure and recognize compensation expense for share-based awards issued to employees and non-employees, primarily including RSUs and purchases under the Amended and Restated 2012 Employee Stock Purchase Plan ("ESPP"). Compensation expense is generally recognized over the period during which the award recipient is required to perform service in exchange for the award. For RSUs, fair value is based on the closing price of our common stock on the grant date. For shares issued under the ESPP, fair value is estimated using the Black-Scholes option-pricing model. This calculation is performed for accounting purposes and reported in the compensation tables below.

Report of the Compensation Committee

This report of the Compensation Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management and based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be incorporated by reference in Workday's Annual Report on Form 10-K for fiscal 2025 and included in this Proxy Statement.

Submitted by the Compensation Committee of our Board of Directors:

George J. Still, Jr. (Chair)
Lynne M. Doughtie
Jerry Yang

SUMMARY COMPENSATION TABLE

The following table provides information concerning all plan and non-plan compensation earned by each of our NEOs during the fiscal years ended January 31, 2025, 2024, and 2023.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation	Total
Carl M. Eschenbach Chief Executive Officer and Director	2025	$ 1,000,000	$ —	$ 23,909,133	$ 1,225,500	$ 38,559[4] $	26,173,192
	2024	1,000,000	—	—	1,500,000	21,664	2,521,664
	2023	119,231	—	102,563,097[5]	—	2,981	102,685,309
Zane Rowe Chief Financial Officer	2025	715,082	1,000,000	11,377,159	350,533	13,841[6]	13,456,614
	2024	452,308	1,000,000	36,759,274	224,384	657	38,436,623
Aneel Bhusri Co-Founder and Executive Chair	2025	65,000	—	14,345,480	—	3,694,040[7]	18,104,519
	2024	65,000	—	44,275,281[8]	—	2,994,375	47,334,656
	2023	65,000	—	14,065,845	—	3,166,567	17,297,412
Sayan Chakraborty Executive Advisor	2025	478,269	—	13,273,310	232,376	21,823[9]	14,005,778
	2024	400,000	—	13,709,939	200,000	54,677	14,364,616
Robert Enslin President and Chief Commercial Officer	2025	129,808	500,000	35,845,885	—	3,428[10]	36,479,121
Douglas A. Robinson Executive Advisor	2025	569,672	—	28,768,545[11]	465,422	67,904[12]	29,871,543
	2024	400,000	—	13,709,939	400,000	45,364	14,555,303
	2023	375,000	332,000	12,190,473	—	38,705	12,936,179

(1) The amounts reported under the Bonus column for Mr. Rowe include a signing bonus of $2,000,000 (paid in two equal installments, one upon his start date and the other on the one-year anniversary of his start date). The amount reported under the Bonus column for Mr. Enslin includes the first installment of a signing bonus of $1,000,000 (payable in two equal installments, one which was paid upon his start date and the other payable on the one-year anniversary of his start date). The reported amount for fiscal 2023 under the Bonus column for Mr. Robinson reflects payment of a bonus pursuant to the cash bonus plan prior to the adoption of the Omnibus Bonus Plan.

(2) Other than with respect to Mr. Eschenbach's PVUs, the amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. The amount reported for Mr. Eschenbach's PVU award is computed in accordance with ASC Topic 718 using the Monte Carlo simulation model. The assumptions used in calculating the grant date fair value are set forth in Note 14 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025. Such grant-date fair value does not take into account any forfeitures related to service-based vesting conditions that may occur. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(3) For all NEOs, reported amounts reflect payment of bonuses pursuant to the fiscal 2025 cash bonus plan, which was adopted pursuant to the Omnibus Bonus Plan. As described under "Compensation Discussion and Analysis," the cash bonus amounts earned are based on the performance of Workday relative to predetermined financial and non-financial goals for fiscal 2025 and the performance of the individual NEO. Mr. Enslin was not eligible to participate in the fiscal 2025 cash bonus plan.

(4) This amount includes (i) matching contributions under Workday's 401(k) plan of $10,542, (ii) income tax gross-up of $7,333 in respect of guest attendance at a company event and a company gift, (iii) Workday-paid costs for guest attendance at a company event and a company gift, (iv) car service, and (v) personal air travel expenses in the amount of $11,670, which represents the incremental cost to Workday for Mr. Eschenbach's personal use of a private business jet charter. The incremental cost to Workday from his use of a private business jet charter was based on the variable cost amount billed to us by the private business jet charter company, which does not include a fixed management fee because the private business jet charter is used primarily for business travel. Additional information is set forth in the above section entitled "Elements of Our Executive Compensation Program — Perquisites and Other Personal Benefits." On occasion, guests of Mr. Eschenbach may accompany him on private aircraft during business trips at a de minimis incremental cost to Workday.

(5) The amount reported under the Stock Awards column for Mr. Eschenbach in 2023 include (i) $328,089 in grant date fair value of RSUs that were granted to Mr. Eschenbach in June 2022 in connection with his service as a non-employee director on our Board of Directors, and (ii) $102,235,008 in grant date fair value of the RSUs and PVUs that were granted to Mr. Eschenbach in December 2022 in connection with his appointment as our Co-Chief Executive Officer.

(6) This amount includes (i) matching contributions under Workday's 401(k) plan of $13,258, (ii) income tax gross-up in respect of a company gift in the amount of $190, (iii) a company gift, and (iv) a wellness program reimbursement.

(7) This amount includes (i) matching contributions under Workday's 401(k) plan of $1,965, (ii) aggregate incremental costs paid by Workday for security arrangements provided for Mr. Bhusri that are in addition to security arrangements provided while at work or on business travel and for his family in the amount of $3,364,137, and (iii) personal air travel expenses in the amount of $327,938, which represent the incremental cost to Workday for Mr. Bhusri's personal use of our corporate aircraft. We determine the incremental cost of the personal use of our corporate aircraft based on the variable operating costs to us, which includes (a) trip-related landing, ramp, and parking fees and expenses; (b) crew travel expenses; (c) supplies and catering; (d) aircraft fuel and oil expenses; and (e) personal security arrangements during personal use of corporate aircraft. Because the corporate aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on

usage, such as the salaries of pilots and crew, purchase or lease costs of our corporate aircraft, and costs of maintenance and upkeep. On occasion, guests of Mr. Bhusri may accompany him on private aircraft during business trips at a de minimis incremental cost to Workday. Additional information is set forth in the above section entitled "Elements of Our Executive Compensation Program — Perquisites and Other Personal Benefits."

(8) This amount includes the grant date fair value of a fiscal 2024 RSU award granted to Mr. Bhusri ($28,122,190), as well as the incremental fair value required to be reported under Topic 718 in connection with his transition from Co-Chief Executive Officer to Executive Chair during fiscal 2024. Although no changes were made to the terms of Mr. Bhusri's fiscal 2023 or 2022 equity awards, his continued service in a new role triggered an accounting modification under Topic 718, which resulted in an incremental expense of $16,153,091 with respect to his fiscal 2023 and 2022 equity awards. No changes were made to the terms or vesting conditions of Mr. Bhusri's original award agreements. Consistent with our standard equity award terms for all employees, Mr. Bhusri's awards continue to vest during his continued service. These amounts are non-cash charges reportable for the accounting modification and are not additional amounts received by Mr. Bhusri.

(9) This amount includes (i) matching contributions under Workday's 401(k) plan of $11,351, (ii) income tax gross-up in respect of a company gift of $96, (iii) a company gift, (iv) an executive health physical service, (v) a company charitable match, and (vi) internet and cell phone reimbursement.

(10) This amount includes (i) matching contributions under Workday's 401(k) plan of $3,029, (ii) income tax gross-up in respect of a company gift in the amount of $118, and (iii) a company gift.

(11) This amount includes the grant date fair value of a fiscal 2025 RSU award granted to Mr. Robinson ($13,273,310), as well as the incremental fair value required to be reported under Topic 718 in connection with the Robinson Transition in fiscal 2025. Although no changes were made to the terms of Mr. Robinson's fiscal 2025, 2024, 2023, or 2022 equity awards, his continued service in a new role triggered an accounting modification under Topic 718, which resulted in an incremental expense of $15,495,236 with respect to such equity awards. No changes were made to the terms or vesting conditions of Mr. Robinson's original award agreements. Consistent with our standard equity award terms for all employees, Mr. Robinson's awards continue to vest during his continued service. These amounts are non-cash charges reportable for the accounting modification and are not additional amounts received by Mr. Robinson.

(12) This amount includes (i) matching contributions under Workday's 401(k) plan of $11,349, (ii) income tax gross-up of $22,077 in respect of Mr. Robinson and guest attendance at a company event and a company gift, (iii) Workday-paid costs for Mr. Robinson's and guest attendance at a company event in the amount of $30,686, (iv) a company gift, (v) a company charitable match, (vi) a wellness program reimbursement, and (vii) internet and cell phone reimbursement.

Grants of Plan-Based Awards in Fiscal 2025

The following table provides information regarding grants of incentive plan-based awards made to each of our NEOs during fiscal 2025 under our 2022 Equity Incentive Plan.

| | | Estimated Payouts Under Non-Equity Incentive Plan Awards[1] | | | Equity Grants | |
| | | | | | All Other Stock Awards: Number of Shares of Stock or Units[2] | Grant Date Fair Value of Stock and Option Awards[3] |
Name	Grant Date	Threshold	Target	Maximum		
Carl M. Eschenbach	N/A	$ 900,000	$ 1,500,000	$ 2,700,000	—	$ —
	4/24/2024	—	—	—	93,490	23,909,133
Zane Rowe	N/A	257,430	429,049	772,289	—	—
	4/22/2024	—	—	—	44,875	11,377,159
Aneel Bhusri	4/24/2024	—	—	—	56,094	14,345,480
Sayan Chakraborty	N/A	172,177	286,961	516,531	—	—
	4/22/2024	—	—	—	52,354	13,273,310
Robert Enslin[4]	N/A	—	—	—	—	—
	1/05/2025	—	—	—	141,773	35,845,885
Douglas A. Robinson	N/A	341,803	569,672	1,025,410	—	—
	4/22/2024	—	—	—	52,354	13,273,310
	11/25/2024	—	—	—	57,885[5]	15,495,236[5]

(1) Represents estimated payouts under our cash bonus plan. For illustrative purposes, the "threshold" payout amount reported in the table above is based on achieving 60% of the total target payout opportunity and a 100% individual performance multiplier, and the "maximum" payout amounts shown reflect a 120% company performance multiplier and a 150% individual performance multiplier.

(2) Represents RSUs granted under our 2022 Equity Incentive Plan. Unless otherwise noted, each RSU award vested or will vest as to one-fourth of the underlying shares on approximately the one-year anniversary of grant and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(3) The amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(4) Mr. Enslin was not eligible to participate in the fiscal 2025 cash bonus plan.

(5) The grant date fair value reported in this row represents the incremental fair value required to be reported under Topic 718 in connection with the Robinson Transition in fiscal 2025. Although no changes were made to the terms of Mr. Robinson's fiscal 2025, 2024, 2023, or 2022 equity awards, his continued service in a new role triggered an accounting modification under Topic 718, which resulted in an incremental expense of $15,495,236 with respect to such equity awards. The number of shares reported in this row represent the number of previously granted shares subject to the accounting modification. No changes were made to the terms or vesting conditions of Mr. Robinson's original award agreements. Consistent with our standard equity award terms for all employees, Mr. Robinson's awards continue to vest during his continued service. These amounts are non-cash charges reportable for the accounting modification and are not additional amounts received by Mr. Robinson.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding and unvested RSU and PVU awards held by our NEOs as of January 31, 2025.

| | | STOCK AWARDS | | | |
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock That Have Not Vested
Carl M. Eschenbach	04/24/2024	93,490	$ 24,499,989		
	12/28/2022	151,826	39,787,522		
	12/28/2022	118,084[3]	30,945,093	101,216[4]	$23,865,136[4]
Zane Rowe	04/22/2024	44,875	11,759,943		
	07/05/2023	20,642	5,409,443		
	07/05/2023	51,605[5]	13,523,606		
Aneel Bhusri	04/24/2024	56,094	14,699,994		
	04/25/2023	86,499	22,667,928		
	04/20/2022	19,968	5,232,814		
	04/15/2021	3,699	969,360		
Sayan Chakraborty[6]	04/22/2024	52,354	13,719,889		
	04/20/2023	44,851	11,753,653		
	04/20/2022	19,169	5,023,428		
	04/15/2021	4,192	1,098,556		
Robert Enslin	01/05/2025	141,773	37,153,032		
Douglas A. Robinson[7]	04/22/2024	52,354	13,719,889		
	04/20/2023	40,366	10,578,314		
	04/20/2022	17,305	4,534,948		
	12/15/2021	1,791	469,350		
	04/15/2021	1,850	484,811		
	03/15/2021	490	128,409		

(1) Unless otherwise noted, each RSU award vested or will vest as to one-fourth of the underlying shares on approximately the one-year anniversary of grant and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(2) The market value of unvested RSUs and earned and unvested PVUs is calculated by multiplying the number of unvested shares held by the applicable NEO by the closing price of our Class A common stock on January 31, 2025, the last trading day of our fiscal year, which was $262.06.

(3) Represents the Tranche 1 and Tranche 2 PVUs granted to Mr. Eschenbach in fiscal 2023 that have achieved their respective share price targets and remain subject to service-based vesting on a monthly basis, fully vesting on December 5, 2027. See "Elements of our Executive Compensation Program — Equity-Based Awards — Eschenbach PVU Awards" for further details.

(4) Represents the Tranche 3 PVUs granted to Mr. Eschenbach in fiscal 2023 that remain subject to the achievement of the Tranche 3 share price target. The performance period for these PVUs began on December 28, 2024. The market value reported for the Tranche 3 PVUs is based on the fair value on January 31, 2025, computed in accordance with ASC Topic 718 using the Monte Carlo simulation model. See "Elements of our Executive Compensation Program — Equity-Based Awards — Eschenbach PVU Awards" for further details.

(5) Represents RSUs granted to Mr. Rowe in connection with his appointment as our Chief Financial Officer that vested or will vest as to one-eighth of the underlying shares three months from the vesting start date and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(6)   Mr. Chakraborty stepped down as our President, Product and Technology effective March 10, 2025, and continues to vest into his outstanding RSUs so long as he continues to provide services to Workday.

(7)   Mr. Robinson stepped down as our Co-President effective December 2, 2024, and continues to vest into his outstanding RSUs so long as he continues to provide services to Workday. See "Post-Employment Compensation — Post-Employment Terms in Executive Agreements — Robinson Agreement" for further details.

Stock Vested in Fiscal 2025

The following table summarizes the value realized by our NEOs on stock vested during fiscal 2025.

	Stock Awards	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
Carl M. Eschenbach	138,331	$ 35,811,101
Zane Rowe	72,247	17,427,169
Aneel Bhusri	98,045	24,885,256
Sayan Chakraborty	46,335	11,664,680
Robert Enslin	—	—
Douglas A. Robinson	58,282	14,774,525

(1)   The value realized on vesting is calculated by multiplying the number of underlying shares at vest by the fair market value of our Class A common stock on the date prior to the applicable vesting dates.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements. Under our 401(k) plan, employees may elect to defer up to 75% of their eligible compensation subject to applicable annual limits set pursuant to the Code. We intend for the 401(k) plan to qualify, depending on the employee's election, under Code Section 401 so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan, or under Code Section 402A so that contributions by employees to the 401(k) plan are taxable as income, but qualifying withdrawals and income earned on those contributions are not taxable to employees. We provide a company match for all eligible employees and currently match 50% of the first 6% of eligible compensation contributed by the employee.

Pension Benefits and Nonqualified Deferred Compensation

We do not offer any defined benefit pension plans or nonqualified deferred compensation plans.

CEO Pay Ratio Disclosure

In accordance with SEC rules, we are providing the ratio of the total annual compensation of the Chief Executive Officer during the last completed fiscal year to the total annual compensation of our median compensated employee ("median employee"). The ratio of Mr. Eschenbach's total annual compensation to that of our median employee's total annual compensation for fiscal 2025 is 119:1. We believe this ratio is a reasonable estimate, calculated in a manner consistent with SEC rules, based on our payroll and employment records and the methodology described below. As disclosed in the Summary Compensation Table above, the total annual compensation of Mr. Eschenbach for fiscal 2025 was $26,173,192. The total annual compensation of our median employee for fiscal 2025 was $219,720, calculated in the same manner as the compensation for Mr. Eschenbach in accordance with SEC rules.

The pay ratio for Mr. Eschenbach significantly increased from the fiscal 2024 pay ratio because he received only cash compensation during fiscal 2024 and he received both cash compensation and an equity award in fiscal 2025. As disclosed in the "Compensation Discussion and Analysis" section above, Mr. Eschenbach was not eligible for any equity awards in fiscal 2024. For additional information about the compensation of our Chief Executive Officer, see the "Compensation Discussion and Analysis" section elsewhere in this Proxy Statement.

In accordance with SEC rule, we identified a new median employee for fiscal 2025. The methodology we used to determine the median employee for fiscal 2025 is described below and is substantially the same methodology that we previously used to determine the median employee. Our determination of which employee was the median employee was based on compensation data for all employees as of November 1, 2024 (the "determination date"), other than Mr. Eschenbach and certain other employees permissibly excluded under the de minimis exception. The compensation data used included the following elements for the 12-month period preceding the determination date:

- base pay, which included all regular wages, overtime, paid time off, pay related to leaves of absences and leave payout, on call premiums, and allowances;

- actual cash bonus compensation paid;

- actual commissions paid; and

- the grant date fair value of equity awards granted.

Our employee population as of the determination date consisted of 19,358 individuals in the United States and in international locations (including our consolidated subsidiaries) who were employed by us on a full-time, part-time, or seasonal basis, including employees on a leave of absence. This employee population does not include 889 employees from our total workforce from the following jurisdictions, which were excluded under the de minimis exception, as shown in the table below. Contractors and other non-employees were not included in our employee population. Given the even number of employees included in our population, we had two median employees from which we selected the employee with the lower total annual compensation to compute the pay ratio.

Excluded Jurisdiction	Approximate Number of Employees
Austria	17
Belgium	18
Czech Republic	102
Finland	27
France	272
Hong Kong	52
Indonesia	<10
Italy	58
Latvia	69
Malaysia	17
Mexico	86
Norway	<10
South Africa	16
South Korea	40
Sweden	43
Switzerland	47
Taiwan	<10
Thailand	<10

We annualized the base pay for any permanent employees who were hired during the 12-month period preceding the determination date. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using foreign exchange rates in effect as of October 31, 2024. We did not make any cost-of-living adjustments for employees outside of the United States.

In selecting the median employee, reporting companies are permitted to use reasonable estimates, assumptions, and methodologies based on their own facts and circumstances. As such, the pay ratio reported by other companies may not be comparable to the pay ratios reported above, as other companies may have different employment and compensation practices and may utilize different estimates, assumptions, and methodologies in calculating their own pay ratios.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following disclosure regarding executive compensation for our principal executive officers ("PEOs") and our other NEOs ("Non-PEO NEOs") and our performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. For further information concerning our pay-for-performance philosophy and how we structure our executive compensation to drive and reward performance, refer to "Executive Compensation — Compensation Discussion and Analysis." The amounts shown for "Compensation Actually Paid" have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by our NEOs; these amounts reflect the Summary Compensation Table total with certain adjustments as described in the following table and footnotes.

Year	Summary Compensation Table Total for PEO (Eschenbach) ($)[1]	Compensation Actually Paid to PEO (Eschenbach) ($)[4][5]	Summary Compensation Table Total for PEO (Bhusri) ($)[2]	Compensation Actually Paid to PEO (Bhusri) ($)[4]	Summary Compensation Table Total for PEO (Fernandez) ($)[2]	Compensation Actually Paid to PEO (Fernandez) ($)[4]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4][6]	Value of Initial Fixed $100 Investment Based On:[7] Total Shareholder Return ($)	Peer Group Total Shareholder Return	Net Income ($ millions)[8]	Adjusted Subscription Revenues ($ millions)[9]
(a)	(b)(1)	(c)(1)	(b)(2)	(c)(2)	(b)(3)	(c)(3)	(d)	(e)	(f)	(g)	(h)	(i)
Fiscal 2025	26,173,192	11,431,418	—	—	—	—	22,383,515	15,806,061	142	194	526	7.70
Fiscal 2024	2,521,664	83,532,656	47,334,656[10]	55,478,130	—	—	17,598,668	26,543,948	158	179	1,381	6.61
Fiscal 2023	102,685,309	109,947,072	17,297,412	9,397,020	19,986,871	3,030,084	10,404,679	3,826,484	98	119	(367)	5.58
Fiscal 2022	—	—	18,431,406	19,634,025	22,015,513	27,405,062	9,768,972	11,928,801	137	146	29	4.55
Fiscal 2021	—	—	2,693,925	5,713,506	27,057,774	37,492,416	10,037,001	17,263,222	123	132	(282)	3.79

(1) Carl Eschenbach served as our Co-Chief Executive Officer from December 20, 2022, through January 2024 and currently serves as our sole Chief Executive Officer.

(2) Aneel Bhusri served as our Co-Chief Executive Officer from August 2020 through January 2024, the end of our fiscal 2024, and currently serves as our Executive Chair. Chano Fernandez served as our Co-Chief Executive Officer from August 2020 through December 20, 2022.

(3) The individuals comprising the Non-PEO NEOs for each year are listed below:

Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021
Aneel Bhusri	James J. Bozzini	James J. Bozzini	James J. Bozzini	James J. Bozzini
Sayan Chakraborty	Sayan Chakraborty	Barbara A. Larson	Douglas A. Robinson	Richard H. Sauer
Robert Enslin	Barbara A. Larson	Douglas A. Robinson	Richard H. Sauer	Robynne D. Sisco
Douglas A. Robinson	Douglas A. Robinson	Richard H. Sauer	Robynne D. Sisco	
Zane Rowe	Zane Rowe			

(4) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as required by Item 402(v) of Regulation S-K, as set forth in the tables below. The fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns has been estimated pursuant to the guidance in ASC Topic 718. The fair values of RSU and PVU awards that are subject to solely service-based vesting criteria are calculated using the closing price of our Class A common stock on applicable year-end dates, or, in the case of vesting dates, the closing price on the date prior to the applicable vesting dates.

(5) Compensation Actually Paid to Mr. Eschenbach for fiscal 2025 reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	Fiscal 2025
Total Reported in Summary Compensation Table (SCT)($)	**26,173,192**
Less, value of Stock Awards reported in SCT	23,909,133
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	24,499,989
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding[(i)]	(10,879,727)
Plus, FMV of Awards Granted this Year and that Vested this Year	—
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year[(ii)]	(4,452,903)
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—
Total Adjustments	9,167,359
Compensation Actually Paid	**11,431,418**

(i)   Reflects Mr. Eschenbach's unvested time-based RSUs, unearned portions of the PVU award that remain eligible for achievement and earned portion of the PVU award that remain subject to on-going time based vesting. The change in fair value for the unearned portion of the PVU award is computed in accordance with ASC Topic 718 using the Monte Carlo simulation model, including updated input variables for such model, as of January 31, 2025. The amount does not reflect the actual economic value that may ultimately be realized by Mr. Eschenbach.

(ii)   Reflects Mr. Eschenbach's time-based RSUs that vested during fiscal 2025 and earned portions of the PVU award that also became time-vested during fiscal 2025. The amount does not reflect the actual economic value that may ultimately be realized by Mr. Eschenbach.

(6)   The average Compensation Actually Paid to the Non-PEO NEOs reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	Fiscal 2025
Total Reported in Summary Compensation Table (SCT)($)	**22,383,515**
Less, value of Stock Awards reported in SCT	20,722,076
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	18,210,549
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding	(1,812,701)
Plus, FMV of Awards Granted this Year and that Vested this Year	—
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year	(2,253,226)
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—
Total Adjustments	14,144,621
Compensation Actually Paid	**15,806,061**

(7)   The Peer Group Total Shareholder Return set forth in this table utilizes the S&P 1500 Application Software Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025. The comparison assumes $100 was invested for the period starting January 31, 2020, through the end of the listed year in Workday Class A common stock and in the S&P 1500 Application Software Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(8)   The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable fiscal year.

(9)   We determined adjusted subscription revenue to be the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in fiscal 2025. Subscription revenue primarily consist of fees that give our customers access to our cloud applications, which include related customer support. Subscription revenue is recognized over time as services are delivered and consumed concurrently over the contractual term, beginning on the date our service is made available to the customer. Adjusted subscription revenue is subscription revenue adjusted for the impact of foreign currency rate fluctuations and certain acquisitions. See Appendix A for a reconciliation of GAAP subscription revenue to adjusted subscription revenue.

(10)   The fiscal 2024 amount reported for Mr. Bhusri in this column includes the grant date fair value of a fiscal 2024 RSU award granted to Mr. Bhusri ($28,122,190), as well as the incremental fair value relating to Mr. Bhusri's fiscal 2023 and 2022 equity awards required to be reported under Topic 718 in connection with Mr. Bhusri's transition from Co-Chief Executive Officer to Executive Chair during fiscal 2024, as further discussed above in Footnote 8 to the Summary Compensation Table. These amounts are non-cash charges reportable for the accounting modification and are not additional amounts received by Mr. Bhusri.

Analysis of the Information Presented in the Pay versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following depictions of the relationships between information presented in the Pay versus Performance table.

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR") and Peer Group TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, our cumulative TSR, and the cumulative TSR of the S&P 1500 Application Software Index over the four most recently completed fiscal years.

Compensation Actually Paid versus Total Shareholder Return



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the four most recently completed fiscal years.

Compensation Actually Paid versus Net Income



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Adjusted Subscription Revenue

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our adjusted subscription revenue during the four most recently completed fiscal years.



Compensation Actually Paid versus Adjusted Subscription Revenue

Tabular List of Most Important Financial and Non-Financial Performance Measures

The following table is an unranked list of the financial and non-financial performance measures that we consider having been the most important in linking Compensation Actually Paid to our PEO and non-PEO NEOs for fiscal 2025 to company performance, as further described in "Executive Compensation — Compensation Discussion and Analysis". Time-vesting equity compensation makes up a material portion of the total compensation for our executives, thus, the price of our Class A common stock directly ties to Compensation Actually Paid.


Adjusted Subscription Revenue
Annual Customer Satisfaction Score
Workday Class A Common Stock Price


EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table includes information as of January 31, 2025, for (i) our active plans, which include the 2022 Equity Incentive Plan and our Amended and Restated 2012 Employee Stock Purchase Plan, (ii) our prior 2012 Equity Incentive Plan, and (iii) the 2013 Adaptive Insights Equity Incentive Plan, which was assumed by Workday:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	14,715,452[2]	$ 28.97	19,676,335[3]
Equity compensation plans not approved by security holders	—	—	—

(1) The weighted-average exercise price does not reflect the shares that will be issued in connection with the settlement of RSUs, since RSUs have no exercise price.

(2) Included in this amount are 2,040,249 RSUs that were previously issued under the 2012 Equity Incentive Plan, and 71,529 options that were previously issued under the 2013 Adaptive Insights Equity Incentive Plan and subsequently assumed by Workday.

(3) Included in this amount are 2,476,338 shares available for future issuance under the Amended and Restated 2012 Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 7, 2025, certain information regarding beneficial ownership of our common stock by (a) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of Class A common stock or Class B common stock, (b) each current director and nominee for director, (c) the NEOs (as defined in "Executive Compensation" above), and (d) all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 216,635,333 shares of Class A common stock and 50,846,930 shares of Class B common stock outstanding on April 7, 2025. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to RSUs that will become vested and settleable, within 60 days of April 7, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588.

Name of Beneficial Owner	Shares Beneficially Owned				% of Total Voting Power[1]
	Class A		Class B		
	Shares	%	Shares	%	
Named Executive Officers and Directors					
Carl M. Eschenbach[2]	249,355	*	—	—	*
Aneel Bhusri[3]	404,220	*	50,495,228	99%	70%
Sayan Chakraborty[4]	33,204	*	—	—	*
Robert Enslin	—	*	—	—	*
Douglas A. Robinson[5]	87,607	*	—	—	*
Zane Rowe[6]	61,198		—	—	
Thomas F. Bogan[7]	46,657	*	—	—	*
Elizabeth Centoni	—	*	—	—	*
Lynne M. Doughtie[8]	10,194	*	—	—	*
Wayne A.I. Frederick, M.D.[9]	5,205	*	—	—	*
Mark J. Hawkins[10]	5,712	*	—	—	*
Michael M. McNamara[11]	28,893	*	—	—	*
Rhonda J. Morris	—	*	—	—	*
Michael L. Speiser[12]	1,555	*	—	—	*
George J. Still, Jr.[13]	234,031	*	—	—	*
Jerry Yang[14]	96,194	*	—	—	*
Current Executive Officers and Directors as a Group (19 persons)[15]	1,162,552	*	50,495,228	99%	70%
5% Stockholders					
David A. Duffield[16]	147,997	*	50,495,228	99%	70%
BlackRock, Inc. and affiliates[17]	17,540,102	8%	—	—	2%
The Vanguard Group, Inc. and affiliates[18]	20,142,800	9%	—	—	3%

* Less than 1%

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share.

(2) Includes (i) 212,782 shares of Class A common stock held directly by Mr. Eschenbach, (ii) 18,978 RSUs and 6,748 PVUs held directly by Mr. Eschenbach that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock, and (iii) 10,847 shares of Class A Common Stock held by the Eschenbach Family Trust dtd 4/15/2014, of which Mr. Eschenbach and his spouse each have sole voting and dispositive powers.

(3) Includes (i) 404,220 shares of Class A common stock held directly by Mr. Bhusri, (ii) 8,126,443 shares of Class B common stock held directly by Mr. Bhusri, (iii) 5,000 shares of Class B common stock held by Mr. Bhusri's minor child, of which Mr. Bhusri has sole voting and dispositive power, and (iv) 42,363,785 shares of Class B common stock held by The David A. Duffield Trust dated July 14, 1988 (the "Duffield Trust") which

are subject to a voting agreement entered into by Messrs. Duffield and Bhusri (the "Voting Agreement"). The shares of Class B common stock held by Mr. Bhusri and his minor child are subject to the Voting Agreement.

(4) Includes (i) 624 shares of Class A common stock held directly by Mr. Chakraborty, (ii) 22,864 RSUs held directly by Mr. Chakraborty that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock, and (iii) 9,716 shares of Class A common stock held by the S. Chakraborty & J. Franklin Living Trust dtd 02/05/02, of which Mr. Chakraborty and his spouse have sole voting and dispositive powers.

(5) Includes (i) 87,160 shares of Class A common stock held directly by Mr. Robinson and (ii) 447 RSUs held directly by Mr. Robinson that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock.

(6) Includes (i) 61,198 shares of Class A common stock held directly by Mr. Rowe.

(7) Includes (i) 44,896 shares of Class A common stock held directly by Mr. Bogan and (ii) 1,761 RSUs held directly by Mr. Bogan that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock.

(8) Includes (i) 8,470 shares of Class A common stock held directly by Ms. Doughtie and (ii) 1,724 RSUs held directly by Ms. Doughtie that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock.

(9) Includes (i) 3,650 shares of Class A common stock held directly by Dr. Frederick and (ii) 1,555 RSUs held directly by Dr. Frederick that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock.

(10) Includes (i) 3,681 shares of Class A common stock held directly by Mr. Hawkins and (ii) 2,031 RSUs held directly by Mr. Hawkins that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock.

(11) Includes (i) 26,056 shares of Class A common stock held directly by Mr. McNamara, (ii) 1,837 RSUs held directly by Mr. McNamara that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock, and (iii) 1,000 shares of Class A Common Stock held by the McNamara Family Trust U/A DTD 10/11/2001, of which Mr. McNamara and his spouse have joint voting and dispositive powers.

(12) Includes 1,555 RSUs held directly by Mr. Speiser that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock.

(13) Includes (i) 42,129 shares of Class A common stock held directly by Mr. Still, (ii) 2,118 RSUs held directly by Mr. Still that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock, (iii) 75,000 shares of Class A common stock held by the Still Family Trust, of which Mr. Still and his spouse each have sole voting and dispositive powers, and (iv) 114,784 shares of Class A common stock held by Still Family Partners, LLC, of which Mr. Still has joint voting and dispositive powers with his children.

(14) Includes (i) 91,914 shares of Class A common stock held directly by Mr. Yang, (ii) 1,780 RSUs held directly by Mr. Yang that vest within 60 days of April 7, 2025, and will be settled in shares of Class A common stock, and (iii) 2,500 shares of Class A common stock held by the JY Trust, of which Mr. Yang has sole voting and dispositive power.

(15) Includes (i) 19,338 shares of Class A common stock held directly by executive officers who are not named in the table, and (ii) the shares of Class A common stock described in footnotes 2, 3, and 6 through 14 above.

(16) Includes (i) 102,997 shares of Class A common stock held directly by Mr. Duffield through the Duffield Trust, for which Mr. Duffield exercises sole voting and dispositive power, (ii) 45,000 shares of Class A common stock held by the Dave and Cheryl Duffield Foundation, of which Mr. Duffield and his spouse have joint voting and dispositive power, (iii) 42,363,785 shares of Class B common stock held by the Duffield Trust, of which Mr. Duffield has sole voting and dispositive power and are subject to the Voting Agreement, and (iv) 8,131,443 shares of Class B common stock held by Mr. Bhusri and his minor child which are subject to the Voting Agreement.

(17) Based on information contained in Amendment 4 to a Schedule 13G filed by Blackrock, Inc. ("BlackRock") on February 5, 2025, on its own behalf and on behalf of certain of its subsidiaries specified on Exhibit A to the Schedule 13G, Blackrock has sole voting power over 15,869,967 shares of Class A common stock and sole dispositive power over 17,540,102 shares of Class A common stock. BlackRock is located at 50 Hudson Yards, New York, NY 10001.

(18) Based on information contained in Amendment 10 to a Schedule 13G filed by The Vanguard Group ("Vanguard") on January 31, 2025, on its own behalf and on behalf of certain of its subsidiaries specified on Exhibit A to the Schedule 13G/A, Vanguard has shared voting power over 278,594 shares of Class A common stock, sole dispositive power over 19,163,631 shares of Class A common stock, and shared dispositive power over 979,169 shares of Class A common stock. Vanguard is located at 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who beneficially own more than 10% of our common stock to file reports of initial ownership and changes of ownership of our securities with the SEC. Based on information submitted to us by these reporting persons and our review of copies of such reports received by us, we believe that all required Section 16(a) filings for fiscal 2025 were timely filed, other than a Form 4 for David A. Duffield that was filed late on July 3, 2024, a Form 4 for Carl M. Eschenbach that was filed late on March 3, 2024, a Form 4 for Carl M. Eschenbach that was filed late on June 11, 2024, a Form 4 for Douglas A. Robinson that was filed late on June 11, 2024, and a Form 4 for George J. Still, Jr. that was filed late on October 25, 2024.

EMPLOYMENT ARRANGEMENTS AND INDEMNIFICATION AGREEMENTS

Employment Arrangements

Each of our NEOs is employed "at will." We have entered into written employment agreements or offer letters with certain of our NEOs, as described below.

Carl M. Eschenbach

In connection with Mr. Eschenbach's appointment as our Co-Chief Executive Officer in 2022, we entered into an employment agreement with Mr. Eschenbach on December 20, 2022. Pursuant to the employment agreement, Mr. Eschenbach's initial base salary was established at $1,000,000 per year, with a variable compensation target of 150% per year. Mr. Eschenbach was granted the following equity awards: (i) an RSU award with a target grant value of $50,000,000 that vests over four years (the "New Hire Award"), (ii) an RSU award with a target grant value of $10,000,000 that vests over one year (the "Special RSU"), (iii) an RSU award with a target grant value of $5,000,000 that vests over one year, provided that Mr. Eschenbach purchased $2,000,000 worth of Workday Class A common stock on the public market within 12 months of his start date (the "Additional Special RSU"), and (iv) a PVU award with a target grant value of $50,000,000. Please see "Elements of our Compensation Program" above for further information about Mr. Eschenbach's compensation package. Mr. Eschenbach's employment is at will and may be terminated at any time, with or without cause. For further information about the benefits that Mr. Eschenbach may be eligible to receive in connection with certain terminations, please see "Potential Payments Upon Termination or Change in Control — Carl M. Eschenbach" below.

Zane Rowe

We entered into an offer letter agreement with Mr. Rowe, our Chief Financial Officer, on May 23, 2023. Pursuant to the offer letter, Mr. Rowe's initial base salary was established at $700,000 per year, with a variable compensation target of 50% per year. Pursuant to the offer letter, Mr. Rowe received a one-time hiring bonus of $2,000,000, 50% of which was paid shortly following his start date, which was subject to repayment if he is terminated for cause or resigns without good reason within the first year of employment, and 50% of which was paid upon the one year anniversary of his start date. On July 5, 2023, in accordance with the terms of his offer letter, Mr. Rowe was granted two RSU awards with target grant values of $18,000,000 each, with one award vesting over four years and the other vesting over two years. Please see "Elements of our Compensation Program" above for further information about Mr. Rowe's compensation package. Mr. Rowe's employment is at will and may be terminated at any time, with or without cause. For further information about the benefits that Mr. Rowe may be eligible to receive in connection with certain terminations, please see "Potential Payments Upon Termination or Change in Control — Zane Rowe" below.

Robert Enslin

We entered into an offer letter agreement with Mr. Enslin, our President, Chief Commercial Officer, on November 25, 2024. Pursuant to the offer letter, Mr. Enslin's initial base salary was established at $750,000 per year, with a variable compensation target of 100% per year. Pursuant to the offer letter, Mr. Enslin is eligible to receive a one-time hiring bonus of $1,000,000, 50% of which was paid shortly following his start date and 50% of which will be paid upon the one-year anniversary of his start date. On January 5, 2025, in accordance with the terms of his offer letter, Mr. Enslin was granted an RSU award with a target grant value of $38,000,000, vesting over four years. Please see "Elements of our Compensation Program" above for further information about Mr. Enslin's compensation package. Mr. Enslin's employment is at will and may be terminated at any time, with or without cause. For further information about the benefits that Mr. Enslin may be eligible to receive in connection with certain terminations, please see "Potential Payments Upon Termination or Change in Control" below.

Potential Payments Upon Termination or Change in Control

Our Executive Severance Policy is applicable to our NEOs and certain other participants. Under the Executive Severance Policy, a participant is eligible to receive cash payments and accelerated vesting of certain equity awards in the event of a qualifying termination of the participant's employment (i) without cause, outside of a change in control of Workday (referred to as a "Non-CIC Qualifying Termination" in the Executive Severance Policy), or (ii) without cause or for good reason, in connection with a change in control of Workday (referred to as a "CIC Qualifying Termination" in the Executive Severance Policy). As described below, Messrs. Eschenbach and Rowe have certain additional benefits pursuant to their employment letters.

	Chief Executive Officer	All Other Eligible Executive Officers
Non-CIC Qualifying Termination[1]	• The payments and acceleration benefits under "All Other Eligible Executive Officers" • An additional lump sum cash payment equal to one times the target annual bonus	• A lump sum cash payment equal to annual base salary • A lump sum cash payment equal to the target annual bonus, subject to certain pro rata adjustments • Acceleration of time-based outstanding equity awards that would have vested within 12 months following the Non-CIC Qualifying Termination, other than equity awards (except for new hire awards) granted within the 12 months prior to the Non-CIC Qualifying Termination • A lump sum cash payment equal to 12 months of COBRA premiums
CIC Qualifying Termination[1]	• A lump sum cash payment equal to two times annual base salary • A lump sum cash payment equal to two times the target annual bonus • Acceleration of all outstanding time-based outstanding equity awards • A lump sum cash payment equal to 24 months of COBRA premiums	• A lump sum cash payment equal to annual base salary • A lump sum cash payment equal to the target annual bonus • Acceleration of all outstanding time-based outstanding equity awards • A lump sum cash payment equal to 12 months of COBRA premiums

(1) Pursuant to the terms of the Executive Severance Policy, a participant is entitled to receive the greater of the benefits under the Executive Severance Policy or the benefits provided for under arrangements entered into by and between the participant and Workday prior to the effective date of the Executive Severance Policy.

Carl M. Eschenbach

As the protection period under his employment agreement with respect to benefits payable to Mr. Eschenbach in the event of a termination without cause outside of a change in control has expired, in the event that Mr. Eschenbach's employment is terminated in connection with a Non-CIC Qualifying Termination, he will be entitled to receive the Non-CIC Qualifying Termination benefits under the Executive Severance Policy. In the event that Mr. Eschenbach's employment is terminated in connection with a CIC Qualifying Termination, and Mr. Eschenbach delivers a release of claims in favor of Workday, he will be entitled to receive the CIC Qualifying Termination benefits pursuant to the Executive Severance Policy set forth in the table above; provided that the PVU award will accelerate only to the extent that any previously unachieved price hurdles are achieved based on the price per share paid in such change in control. In addition, in the event of the termination of Mr. Eschenbach's employment in connection with a change in control such that he becomes entitled to the acceleration benefits described above, then if requested by Workday, he will enter into a non-competition agreement of reasonable scope and duration upon the closing of a change in control, as a condition to the receipt of such benefits.

Zane Rowe

Mr. Rowe's offer letter provides that he is entitled to certain payments and accelerated vesting if his employment is terminated without cause (as defined in the Executive Severance Policy) through June 12, 2025, other than in connection with a change in control, and Mr. Rowe delivers a general release of claims in favor of Workday. In such case, he will be entitled to receive: (i) 12 months of his base salary; (ii) a cash incentive plan payout equal to 50% of his base salary; and (iii) accelerated vesting of such number of shares subject to any then outstanding equity awards that would have vested in the 12 months following such termination. Mr. Rowe will have substantially similar benefits in the event of a Non-CIC Qualifying Termination under our Executive Severance Policy, which will apply after the offer letter's two-year protection period. Mr. Rowe is also eligible to receive the CIC Qualifying Termination benefits set forth in the Executive Severance Policy and as stated in the table above.

The following table sets forth quantitative estimates of the benefits that would have accrued to our NEOs pursuant to our Executive Severance Policy in the event of a Non-CIC Qualifying Termination or a CIC Qualifying Termination, assuming their employment had terminated as of January 31, 2025, the last day of fiscal 2025.

Pursuant to company policy, if our NEOs are terminated due to death or permanent disability, all outstanding time-based equity awards will vest upon termination. The quantitative estimates payable to our NEOs upon termination due to death or permanent disability are equal to the amounts disclosed in the "Intrinsic Value of Accelerated Equity Awards" column for CIC Qualifying Termination in the table below.

Name	Cash Severance	Cash Target Bonus	Benefit Continuation	Intrinsic Value of Accelerated Equity Awards RSU and PVU Awards[1]	Total
Carl M. Eschenbach					
Non-CIC Qualifying Termination[2]	2,500,000	1,500,000	52,310	29,177,498	33,229,808
CIC Qualifying Termination[3]	2,000,000	3,000,000	104,619	70,732,615	75,837,234
Zane Rowe					
Non-CIC Qualifying Termination[4]	720,000	432,000	49,072	15,963,647	17,164,719
CIC Qualifying Termination	720,000	432,000	49,072	30,692,991	31,894,063
Aneel Bhusri					
Non-CIC Qualifying Termination	65,000	—	19,466	15,230,141	15,314,607
CIC Qualifying Termination	65,000	—	19,466	43,570,096	43,654,562
Sayan Chakraborty					
Non-CIC Qualifying Termination	625,000	375,000	49,072	9,148,777	10,197,848
CIC Qualifying Termination	625,000	375,000	49,072	31,595,526	32,644,598
Robert Enslin					
Non-CIC Qualifying Termination	750,000	—	42,198	9,288,193	10,080,391
CIC Qualifying Termination	750,000	—	42,198	37,153,032	37,945,231
Douglas A. Robinson					
Non-CIC Qualifying Termination	625,000	625,000	52,310	9,411,885	10,714,195
CIC Qualifying Termination	625,000	625,000	52,310	29,915,721	31,218,031

(1)   The estimated benefit amount of unvested RSUs was calculated by multiplying the applicable number of unvested RSUs held by the applicable NEO by the closing price of our Class A common stock on January 31, 2025, the last trading day of our fiscal year, which was $262.06.

(2)   Reflects benefits Mr. Eschenbach may be eligible to receive under the Executive Severance Policy. The value of accelerated vesting for Mr. Eschenbach includes (i) outstanding time-based RSUs vesting in the next 12 months and (ii) outstanding Tranche 1 and Tranche 2 PVUs vesting in the next 12 months that remain subject to the service vesting requirement as of January 31, 2025, and is calculated based on the closing price of our Class A common stock on January 31, 2025, the last trading day of our fiscal year, which was $262.06.

(3)   The value of accelerated vesting for Mr. Eschenbach includes (i) outstanding time-based RSUs as of January 31, 2025, and (ii) the outstanding Tranche 1 and Tranche 2 PVUs that remain subject to the service vesting requirement. The Price Hurdle for Tranche 3 ($272.72) would not be achieved when using $262.06, the closing price of our Class A common stock on January 31, 2025, as the assumed change in control per share value. The estimate benefit amount of the PVUs was calculated by multiplying the number of outstanding unvested PVUs in Tranche 1 and Tranche 2 by the closing price of our Class A common stock on January 31, 2025, which was $262.06.

(4)   Reflects benefits Mr. Rowe may be eligible to receive under his offer letter as it provides greater aggregate benefits than the Executive Severance Policy.

Indemnification Arrangements

Our Certificate of Incorporation contains provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders and officers will not be personally liable to our stockholders for monetary damages for any breach of fiduciary duties, except liability for:

- any breach of the director's or officer's duty of loyalty to us or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

- any transaction from which the director or officer derived an improper personal benefit.

Our Certificate of Incorporation and our Bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the Delaware General Corporation Law and allow us to indemnify other employees and agents as set forth in the Delaware General Corporation Law. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our key employees, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys' fees, judgments, penalties, fines and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

QUESTIONS AND ANSWERS

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. The term "proxy materials" includes this Proxy Statement and our Annual Report on Form 10-K for fiscal 2025.

How does the Board of Directors recommend I vote on these proposals?

Proposal 1

 **FOR**

The election to our Board of Directors of the following three nominees to serve as Class I directors until the 2028 Annual Meeting of Stockholders: Carl M. Eschenbach, Michael M. McNamara, Michael L. Speiser, and Jerry Yang

Proposal 2

 **FOR**

A proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2026

Proposal 3

 **FOR**

A proposal to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement

Why are you holding a virtual meeting and how can stockholders attend?

We believe hosting our Annual Meeting virtually helps to reduce costs, expand access, and enable improved communication. Stockholders are able to attend our Annual Meeting, vote, and ask questions online from around the world. To participate in our virtual Annual Meeting, visit www.virtualshareholdermeeting.com/WDAY2025 and input the 16-digit control number included in the Internet Notice, your proxy card, or the voting instruction form sent by your broker.

Who is entitled to vote?

Holders of our common stock as of the close of business on April 7, 2025, which our Board of Directors established as the Record Date, may vote at the Annual Meeting. As of the Record Date, there were 216,635,333 shares of Class A common stock outstanding and 50,846,930 shares of Class B common stock outstanding. In deciding all matters at the Annual Meeting, each holder of Workday Class A common stock is entitled to one vote for each share held as of the close of business on the Record Date, and each holder of Workday Class B common stock is entitled to 10 votes for each share held as of the close of business on the Record Date. We do not have cumulative voting rights for the election of directors

How do I vote?

There are four ways for stockholders of record to vote, depending on whether you received only the Internet Notice or a printed copy of the proxy materials. In all cases, a 16-digit control number is required to vote. The control number will be included in the Internet Notice, on your proxy card, or on the voting instruction form received from your broker, bank, or other nominee.

- **Online Prior to the Annual Meeting.** Please visit www.proxyvote.com, available 24 hours a day, seven days a week, until 11:59 p.m. EDT on June 3, 2025, and enter your control number to submit your proxy.

- **Online During the Annual Meeting.** To vote on June 4, 2025 at the Annual Meeting, please visit www.virtualshareholdermeeting.com/WDAY2025 and enter your control number to submit your proxy. The live audio webcast will begin promptly at 9:00 a.m. PDT. Online access will open approximately 15 minutes prior to the start of the meeting to allow time for you to log in and test your system. If you experience technical difficulties, please call the help number listed on the virtual stockholder meeting website for assistance.

- **Phone.** If you received a copy of the proxy materials, you may vote by calling 1-800-690-6903 toll-free, available 24 hours a day, seven days a week, until 11:59 p.m. EDT on June 3, 2025, and entering your control number to submit your proxy.

- **Mail.** If you received a proxy card or voting instruction form, you may submit your proxy by completing and mailing it to the specified address. Your proxy card or voting instruction form must be received prior to the Annual Meeting.

Even if you plan on attending the virtual Annual Meeting, we encourage you to vote your shares in advance to ensure that your vote will be represented at the meeting.

Can I change my vote?

You can revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting, in which case only your latest, validly-executed proxy that you submit will be counted. To change your vote or revoke your proxy, you must do one of the following:

- enter a new vote online or by telephone pursuant to the above instructions;

- return a later-dated proxy card or voting instruction form so that it is received prior to the Annual Meeting;

- notify the Corporate Secretary of Workday, in writing, c/o Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California, 94588, Attn: Corporate Secretary; or

- vote online during the virtual Annual Meeting pursuant to the above instructions.

Who is Workday's transfer agent?

Workday's transfer agent is Equiniti Trust Company, LLC ("EQ"). You may email EQ at helpAST@equiniti.com or you may call EQ at 718-921-8124 Monday through Friday between 5:00 a.m. to 5:00 p.m. PDT. Materials may be mailed to Equiniti at:

Workday Shareholder Services
c/o Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board of Directors. The persons named in the proxy have been designated as proxies by our Board. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board as described above. If any matters not described in the Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares at the adjourned meeting date as well, unless you have properly revoked your proxy instructions, as described above.

What is a quorum?

The presence of a majority of the aggregate voting power of the issued and outstanding shares of stock entitled to vote at the meeting will constitute a quorum at the meeting. Your shares will be counted as present at the meeting if you attend and vote online during the virtual Annual Meeting or if you have properly submitted a proxy. Except as otherwise expressly provided by our Certificate of Incorporation or by law, the holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote. Each holder of Class A common stock will have the right to one vote per share of Class A common stock and each holder of Class B common stock will have the right to 10 votes per share of Class B common stock. A proxy submitted by a stockholder may indicate that the shares represented by the proxy are not being voted, referred to as an abstention, with respect to a particular matter. In addition, a broker may not be permitted to vote stock (broker non-vote) held in street name on a particular matter in the absence of instructions from the beneficial owner of the stock. The shares subject to a proxy that are not being voted on a particular matter because of broker non-votes will count for purposes of determining the presence of a quorum. Abstentions are voted neither "for" nor "against" a matter but are also counted in the determination of a quorum.

How many votes are needed for approval of each matter?

- **Proposal No. 1:** The election of each nominee to the Board of Directors requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against a nominee.

- **Proposal No. 2:** The ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

- **Proposal No. 3:** The advisory vote regarding approval of our named executive officers' compensation requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

Because Proposal No. 3 is an advisory vote, the results will not be binding on Workday's Board or Workday. The Compensation Committee and the Board will consider the outcome of the proposal when establishing or modifying the compensation of our named executive officers.

How are proxies solicited for the Annual Meeting?

The Board of Directors is soliciting proxies for use at the Annual Meeting. We have engaged D.F. King & Co., Inc., a proxy solicitation firm, for assistance in connection with the Annual Meeting at a cost of approximately $12,500, plus reasonable out-of-pocket expenses. All expenses associated with this solicitation will be borne by Workday. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending these proxy materials to you if a broker or other nominee holds your shares.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokers and other intermediaries holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole routine matter — the proposal to ratify the appointment of Ernst & Young LLP. Your broker will not have discretion to vote on Proposals No. 1 or 3 absent direction from you, as they are considered "non-routine" matters.

Why did I receive a notice regarding the availability of proxy materials electronically instead of a full set of proxy materials?

In accordance with SEC rules, we have elected to furnish our proxy materials, including this Proxy Statement and our fiscal 2025 Annual Report to Stockholders, primarily online. Beginning on or about April 23, 2025, the Internet Notice is being mailed to our stockholders, which contains notice of the Annual Meeting and instructions on how to access our proxy materials online, how to vote online, and how to request a paper or email copy of the proxy materials. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions contained in the Internet Notice. We encourage stockholders to take advantage of the availability of the proxy materials online to help reduce both the impact on the environment and the administrative costs of our annual meetings.

What does it mean if multiple members of my household are stockholders, but we only received one Internet Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single notice or set of proxy materials addressed to those stockholders, unless an affected stockholder has provided contrary instructions. This practice, known as "householding," helps to reduce our printing and postage costs, reduces the amount of mail you receive, and helps to preserve the environment.

Once you have elected householding of your communications, householding will continue until you are notified otherwise or until you revoke your consent, which may be done at any time by contacting your bank or broker, or, if you are a registered holder, by contacting EQ by calling 718-921-8124 or writing to Workday Shareholder Services, c/o Equiniti Trust Company, LLC, 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660. Additionally, upon request, we will promptly deliver a separate copy of the proxy materials to any stockholder at a shared address to which a single copy was delivered. To receive a separate copy of the proxy materials, you may reach our Investor Relations department by writing to Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, CA 94588, via email at IR@workday.com, or by calling 925-379-6000.

Any stockholders who share the same address and currently receive multiple copies of the Internet Notice or proxy materials who wish to receive only one copy in the future can contact Workday's Investor Relations department, their bank, broker, or, if a registered holder, EQ, to request information about householding.

ADDITIONAL INFORMATION

Stockholder Proposals for 2026 Annual Meeting

Any stockholder who wishes to submit a proposal for inclusion in our proxy materials must comply with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in our proxy materials relating to our 2026 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and we must receive such proposals no later than December 24, 2025. Such proposals must be delivered to the Corporate Secretary of Workday at the address listed on the front page.

Proposals of stockholders that are not eligible for inclusion in the Proxy Statement and proxy for our 2026 Annual Meeting of Stockholders, or that concern one or more nominations for directors at the meeting, must comply with the procedures, including minimum notice provisions and Rule 14a-19, contained in our Bylaws. Notice must be received by the Corporate Secretary of Workday at the address listed on the front page, no earlier than February 19, 2026, and no later than March 21, 2026.

However, if the date of our 2026 Annual Meeting of Stockholders is advanced by more than 30 days prior to, or delayed by more than 60 days after, the one-year anniversary of the date of the previous year's annual meeting, then for notice to the stockholder to be timely, it must be so received by the Corporate Secretary at the address listed on the front page not earlier than the close of business on the 105th day prior to such annual meeting and not later than the close of business on the later of (1) the 75th day prior to such annual meeting, or (2) the 10th day following the day on which public announcement of the date of such annual meeting is first made.

A copy of the pertinent provisions of the Bylaws is available upon request to the Corporate Secretary of Workday at the address listed on the front page.

Solicitation of Proxies

We will bear the expense of preparing, printing, and distributing proxy materials to our stockholders. In addition to solicitations by mail, there may be incidental personal solicitation at nominal cost by directors, officers, employees, or our agents. We will also reimburse brokerage firms and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our common stock for which they are record holders.

Fiscal 2025 Annual Report

A copy of our Fiscal 2025 Annual Report, which includes our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, and our 2025 Proxy Statement, each as filed with the SEC, is available, without charge, by mailing a request to Investor Relations, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. The Annual Report on Form 10-K and Proxy Statement are also available at the web address shown on the Notice of Annual Meeting of Stockholders and under the "Investor Relations" section on our website at: www.workday.com/sec-filings. We encourage stockholders to take advantage of the availability of these materials online to help reduce both the impact on the environment and the administrative costs of our annual meetings.

OTHER MATTERS

We know of no other matters that are likely to be brought before the meeting. If, however, other matters that are not now known or determined come before the meeting, the persons named in the enclosed proxy or their substitutes will vote such proxy in accordance with their discretion.

NON-GAAP MEASURES

Use of Non-GAAP Measures

The non-GAAP financial measure of adjusted subscription revenues is a performance metric used in our annual cash bonus program. Adjusted subscription revenue excludes the impact of 1) foreign currency exchange rate fluctuations relative to the rates that were used in establishing the target performance metrics, and 2) revenue recognized from certain acquisitions.

This non-GAAP financial measure of adjusted subscription revenues should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP. This non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore comparability may be limited. Management encourages investors and others to review Workday's financial information in its entirety and not rely on a single financial measure.

Reconciliation of our GAAP subscription revenue to non-GAAP adjusted subscription revenue is as follows (in millions):

	Year Ended January 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Subscription services revenue	$ 7,718	$ 6,603	$ 5,567	$ 4,546	$ 3,788
Effects of foreign currency translation adjustments	9	6	15	*	*
Revenue impact from acquisitions	(26)	**	**	**	**
Non-GAAP adjusted subscription revenue	$ 7,701	$ 6,609	$ 5,582	$ 4,546	3,788

*   Not computed for fiscal years 2021-2022
**   Not computed for fiscal years 2021-2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission File Number 001-35680

WORKDAY, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-2480422**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6110 Stoneridge Mall Road
Pleasanton, California 94588
(Address of principal executive offices, including zip code)

(925) 951-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001	WDAY	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933 ("Securities Act").   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act").   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting stock of the registrant as of July 31, 2024 (based on a closing price of $227.12 per share) held by non-affiliates was approximately $48.1 billion. As of March 7, 2025, there were approximately 215 million shares of the registrant's Class A common stock, net of treasury stock, and 51 million shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2025 Annual Meeting of Stockholders ("Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended January 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

As used in this report, the terms "Workday," "registrant," "we," "us," and "our" mean Workday, Inc. and its subsidiaries unless the context indicates otherwise.

Our fiscal year ends on January 31. References to fiscal 2025, for example, refer to the year ended January 31, 2025.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, which are subject to safe harbor protection under the Private Securities Litigation Reform Act of 1995. All statements contained in this report other than statements of historical fact, including statements regarding our future financial condition and operating results, business strategy and plans, and objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "seek," "plan," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations, beliefs, and projections about future events, conditions, and trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, assumptions, and changes in circumstances that are difficult to predict and many of which are outside of our control, such as those arising from the impact of recent macroeconomic events, including increased tariffs, elevated inflation, and fluctuating interest rates and foreign currency exchange rates, as well as geopolitical instability and those described in the "Risk Factors" section, which we encourage you to read carefully. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

In light of these risks, uncertainties, assumptions, and potential changes in circumstances, the future events, conditions, and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied by the forward-looking statements. Accordingly, you should not rely upon any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activities, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations, except as required by applicable law. If we do update any forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

ITEM 1. BUSINESS

Overview

Workday is the AI platform that helps organizations manage their most important assets – their people and money. Workday provides more than 11,000 organizations with cloud solutions powered by artificial intelligence ("AI") to help solve some of today's most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected.

We strive to make the world of work and business better, and hope to empower customers to do the same through an innovative suite of solutions with more than 70 million users under contract around the world and across industries – from emerging and medium-sized businesses to more than 60% of the Fortune 500. Central to our purpose is a set of core values – with our employees as number one – along with customer service, innovation, integrity, profitability, and fun. We believe that happy employees lead to happy customers, and we are committed to helping our customers adapt and thrive in this increasingly dynamic business environment.

As organizations face changing conditions, we believe the need for an intuitive, scalable, and secure platform that provides unified management of finances, people, suppliers, and planning is more important than ever. In fiscal 2025, we announced Workday Illuminate, the next generation of Workday AI, designed to help our customers accelerate manual tasks, assist their employees, and transform their business processes. Workday Illuminate is built into our platform, allowing us to rapidly deliver and sustain models that can solve countless business problems. As a result, Workday Illuminate helps deliver better employee experiences, increase productivity, improve operational efficiencies, and provide insights for faster, data-driven decision-making. To support our customers and help them continuously adapt how they manage their business and operations, Workday delivers weekly product updates in addition to major feature releases twice a year. Through this model, Workday customers are able to deliver and adopt innovations quickly and adapt at a time that fits their business needs. We sell our solutions worldwide primarily through direct sales by our field sales teams. We also offer professional services, as do our Workday Services Partners, to help customers deploy our solutions and continually adopt new capabilities.

In fiscal 2025, we announced several Workday Illuminate-powered capabilities that are expected to be generally available to customers in fiscal 2026, including a set of new role-based AI agents for recruiting, talent mobility, succession, and optimization, and a new Workday Assistant to help simplify common human resources ("HR") and finance processes. Workday Wellness, another new Workday Illuminate-powered solution, will help provide companies with a real-time view into which benefits and wellness offerings their employees want and use and give AI-driven recommendations on how to improve their benefits programs. In February 2025, we announced additional role-based AI agents for contracts, payroll, financial auditing, and policy. We also announced the Workday Agent System of Record, which is designed to help our customers embrace agentic AI by providing a centralized system for managing, tracking, integrating, and optimizing AI agents that are built by Workday, the customer, or third parties. The Workday Agent System of Record and new role-based AI agents are currently in development and are expected to become available later in fiscal 2026.

Our Capabilities

Workday's suite of enterprise cloud applications addresses the evolving needs of the C-suite across various industries and is designed to be open, extensible, and configurable, allowing integration with other applications and the ability for users and our partners to build custom applications. Workday offers Financial Management, Spend Management, Human Capital Management ("HCM"), Planning, and Analytics applications.

Financial Management: Solutions for the Office of the Chief Financial Officer ("CFO")

Workday helps organizations accelerate their journeys towards becoming truly digital finance organizations by giving them the tools they need to manage the strategic direction of their organizations while also supporting growth, profitability, and compliance and regulatory requirements. Workday's suite of financial management applications, built on the Workday platform with Workday Illuminate at the core, helps enable CFOs to maintain accounting information; manage core financial processes such as payables and receivables; identify real-time financial, operational, and management insights; perform financial consolidation; reduce time-to-close; promote internal control and auditability; and achieve consistency across global finance operations. Our AI-powered capabilities for finance are designed to transform certain accounting, finance, and procurement processes by anticipating and streamlining common actions and workflows to help increase productivity.

Spend Management: Solutions for the Office of the CFO

Workday helps enable procurement professionals to support their businesses throughout the source-to-contract process, including a user experience designed for ease of use and collaboration. Workday offers a set of spend management solutions that help organizations streamline supplier selection and contract management, build and execute sourcing events, such as requests for proposals, and manage indirect spend. Additionally, Workday offers an expense management solution that provides users with flexible ways to submit and approve expenses, while providing leaders the ability to set controls and analyze spend.

Human Capital Management: Solutions for the Office of the Chief Human Resources Officer ("CHRO")

Workday delivers HR solutions to help organizations build a skilled workforce, drive productivity, and create an engaging workplace. Workday's suite of HCM applications allows organizations to manage the entire employee lifecycle – from recruitment to retirement – enabling HR teams to hire, onboard, pay, develop and reskill, and provide meaningful employee experiences that are personalized and helpful, based on listening to the diverse needs of today's workforce. For example, we are helping organizations manage their total workforce in one seamless experience on Workday through our solutions, including Workday Adaptive Planning, Workday Illuminate-powered recruiting agent, Workday VNDLY, and Workday HCM.

Planning: Solutions for the Offices of the CFO and CHRO

In today's dynamic environment, businesses need to continuously plan and model various scenarios to quickly respond to change. Workday provides an active planning process that can model across finance, workforce, sales, and operational data, helping organizations make more informed decisions and respond quickly to changing situations. Workday Illuminate assists in creating forecasts that incorporate historical and third-party data, such as economic data and labor statistics. When combined with Workday's Financial Management and HCM solutions, organizations are able to leverage real-time transactional data to dynamically adjust and recalibrate their plans.

Analytics and Reporting and Workday Platform: Solutions for the Offices of the Chief Information Officer ("CIO"), CFO, and CHRO

Workday helps leaders make sense of the vast amount of data they collect enterprise-wide. For example, information technology ("IT") leaders are navigating the complexities of supporting employees in new environments, which requires them to deploy an adaptable, secure architecture to help ensure global continuity and productivity while remaining agile. Workday provides applications for analytics and reporting, including augmented analytics to surface insights to the line of business in simple-to-understand stories. The Workday Platform combines both the innovation built by Workday and on Workday by our customers and partners, providing organizations with the flexibility to integrate third-party applications and services directly into Workday. By managing their people and money together on the Workday platform, our customers can gain new possibilities for increased agility, transformation, and performance.

Industries: Solutions for the Offices of the CIO, CFO, and CHRO

Workday offers businesses flexible solutions to help them adapt to their industry-specific needs and respond to change. Workday's applications serve industries such as financial services, healthcare, higher education, state and local government, and professional services. For example, Workday provides supply chain and inventory solutions to healthcare organizations, allowing them to purchase, stock, track, and replenish their inventory to help support patient care. In addition, higher education institutions can deploy Workday's solution to manage the end-to-end student and faculty lifecycle. Workday also enables its partner ecosystem to build industry-specific solutions. With Workday Extend, customers and their developers can build custom applications that can accommodate their unique industry business needs, complete with the same experience, security model, and reliability of the native applications offered by Workday.

Product Development

At Workday, innovation is a core value, which encourages out-of-the-box thinking and creativity, enabling us to create applications designed to change the way people work. We invest significant resources into product development and are committed to rapidly building and/or acquiring new applications and solutions. Our product development organization is responsible for product design, development, testing, and certification. We focus our efforts on developing new applications and core technologies, as well as further enhancing the usability, functionality, reliability, security, performance, and flexibility of existing applications. To grow our suite of Workday applications, we primarily invest in research and development, but we also selectively acquire companies that are consistent with our design principles, existing product set, corporate strategy, and company culture. For example, in fiscal 2025, we acquired HiredScore, Inc. ("HiredScore"), a leading provider of AI-powered talent orchestration solutions, and Evisort Inc. ("Evisort"), a provider of an AI-native document intelligence platform. We also manage a portfolio of strategic investments through Workday Ventures, our strategic investment arm. We invest primarily in enterprise cloud technology companies that we believe are digitally transforming their industries, developing innovative AI-powered technology, improving customer experiences, helping us expand our solution ecosystem or supporting other corporate initiatives. We plan to continue making these types of strategic investments as opportunities arise that we find attractive.

Sales and Marketing

We sell our subscription contracts and related services globally, primarily through our direct sales organization, which consists of field sales and field sales support personnel. The Workday Field Sales team is aligned by geography, industry, and/or customer size. We also segment our sales teams into two distinct groups: those focused on landing new customer relationships, and those focused on expanding our relationship within our existing customers. We generate customer leads, accelerate sales opportunities, and build brand awareness through our marketing programs and strategic relationships. Our marketing programs largely target senior business leaders, including CFOs, CHROs, and CIOs. We also generate customer leads and transact through our partner ecosystem, including through resellers.

Our sales strategy is focused on both adding new customers and on growing our relationships with our existing customers to expand the adoption of our suite of solutions over time. As our customers realize the benefits of our entire suite of service offerings, we aim to upgrade the customers' experience with new products and features, and gain additional subscriptions by targeting new functional areas and business units. Additionally, by extending our go-to-market capabilities globally, we aim to grow our business by selling to new customers in new regions.

Partner Ecosystem

As a core part of our strategy, we have developed and continue to grow a global ecosystem of partners that build and sell new applications on the Workday platform, source new business with Workday, and deliver quality services and customer outcomes with Workday. These relationships include innovation partners, sales partners, and services partners. Together, Workday and our partners help our customers to better manage their people and their money. The Workday Marketplace allows customers to find Built on Workday applications, Industry Accelerators, packaged solutions, and other integrations and solutions that are purpose-built to complement the Workday platform in targeted countries and industries. Strategic partnerships with public cloud providers, including Amazon Web Services, Inc. ("AWS") and Google Cloud, allow our customers to reduce their committed spend on cloud. Our global partnerships with payroll providers, including Automatic Data Processing, Inc. ("ADP") and Strada, enable integrated and streamlined payroll solutions across the world. Our Industry Accelerator program, including 12 new Industry Accelerators announced during fiscal 2025, combines Workday partners, solutions, and services to help speed cloud transformation efforts tailored to solve our customers' industry-specific challenges.

Customers

We sell to emerging, medium-sized, and large global organizations that span numerous industry categories, including professional and business services, financial services, healthcare, education, government, technology, media, retail, and hospitality.

We have built a company culture centered around customer success and satisfaction. As part of their subscription, customers are provided support services and tools to enhance their experience with Workday applications. This includes 24/7 support; training; a Customer Success Management group to assist customers in production; and Workday Community, an online portal where customers can collaborate and share knowledge and best practices. In addition, we offer Workday Success Plans, a comprehensive, add-on subscription service that delivers continuous value for our customers through strategic advice, product expertise, adoption resources, on-demand education, and technical guidance. We also offer extensive customer training opportunities and a professional services ecosystem of experienced Workday consultants and system integrators to help customers achieve a timely adoption of Workday and enable them to enhance the value of our applications over the life of their subscription.

Seasonality

We have experienced seasonality in terms of when we enter into customer agreements for our services. Historically, we have signed a significantly higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the fourth quarter of each fiscal year due to customer buying patterns. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Competition

The overall market for enterprise application software is rapidly evolving, highly competitive, and subject to changing technology, shifting customer needs, and frequent introductions of new products. We currently compete with large, well-established, enterprise software vendors, such as Oracle Corporation ("Oracle") and SAP SE ("SAP"). We also face competition from other enterprise software vendors, from regional competitors that only operate in certain geographic markets, from vendors of specific applications that address only one or a portion of our applications, and from vendors that specialize in specific industries in which we provide services, some of which offer cloud-based solutions. These vendors include, without limitation, Anaplan, Inc.; ADP; Coupa Software Inc.; Dayforce, Inc.; Infor, Inc.; Microsoft Corporation; and UKG Inc.

In addition, other cloud or AI platform companies that provide services in different target markets or industries may develop applications or acquire companies that operate in our target markets or industries, and some potential customers may elect to develop their own internal applications. However, the domain and industry expertise that is required for a successful solution in the areas of financial management, HCM, and analytics may inhibit new entrants, who may also be unable to invest the necessary capital to accurately address global requirements and regulations. We expect continued consolidation in our industry that could lead to significantly increased competition.

We believe the principal competitive factors in our markets include:

- level of customer satisfaction and quality of customer references;
- speed to deploy and ease of use;
- breadth and depth of application functionality;
- total cost of ownership and flexibility of payment terms;
- brand awareness and reputation;
- adaptive technology platform;

- capability for configuration, integration, security, scalability, and reliability of applications;
- operational excellence to ensure system availability, scalability, and performance;
- ability to innovate and rapidly respond to customer needs, such as the integration of AI into product offerings;
- domain and industry expertise in applicable laws and regulations;
- size of customer base and level of user adoption;
- customer confidence in financial stability and future viability;
- existing relationships with key senior business leaders; and
- ability to integrate with legacy enterprise infrastructure and third-party applications.

We believe that we compete favorably based on these factors. Our ability to remain competitive will largely depend on our ongoing performance in product development and customer support.

For more information regarding the competitive risks we face, see "Risk Factors" included in Part I, Item 1A of this report.

Human Capital

Workday was founded with the idea of putting people at the center of enterprise software, which is why employees are our number one core value. As of January 31, 2025, our global workforce consisted of over 20,400 employees in 34 countries, of which approximately 63% were located in the U.S. and 37% were located internationally. These numbers do not reflect the impacts of our restructuring plan announced in February 2025 ("Fiscal 2026 Restructuring Plan"), which is currently expected to result in the reduction of approximately 8% of our workforce. Maintaining strong employee relations is a priority and we consider our relations with our employees to be positive.

Our Chief People Officer is responsible for developing and executing Workday's human capital strategy, including programs focused on total rewards; workforce planning and our skills-based hiring approach; employee skills, development, engagement, and wellbeing; and our inclusive, high-performance culture. Our Chief People Officer and our CEO regularly update our Board of Directors and the Compensation Committee on human capital matters and seek their input on subjects such as succession planning, executive compensation, and our company-wide people programs.

Total Rewards

Our compensation philosophy is designed to establish and maintain a fair and flexible compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives, create long-term value for our stockholders, grow our business, and assist in the achievement of our strategic goals. We believe that providing employees with competitive pay, ownership in the company, and a wide range of benefits is fundamental to employees feeling valued, motivated, and recognized for their contributions. Equity ownership is a key element of our compensation program, allowing employees to share in Workday's successes and aligning the interests of our employees with our stockholders. Additionally, our total rewards package includes a cash bonus program, an employee stock purchase plan, healthcare and retirement benefits, paid time off, family leave, and other wellness programs. We also offer specialized benefits such as a holistic global mental and emotional health program, onsite and virtual healthcare resources, a financial wellness program, and support for fertility options and new parents, as well as reimbursement of adoption costs.

Our Commitment to Pay Parity

We believe that all employees deserve to be paid fairly and equitably and be afforded an equal chance to succeed. We have a market-based pay structure that compares our roles to those of our peers in each region. This process helps ensure we pay according to the market value of the jobs we offer. We also have processes in place to make pay decisions based on internally consistent and fair criteria. Each year, we conduct a company-wide pay equity analysis to help ensure pay equity among employees in similar roles. If we identify differences in pay, we research those differences and, where appropriate, make adjustments to employees' pay.

VIBE: Value Inclusion, Belonging, and Equity for All

We strive to be a workplace where all employees are valued for their unique perspectives and where we collectively contribute to Workday's success and innovation. Value Inclusion, Belonging, and Equity for all ("VIBE") is our vision for cultivating an environment where all employees can thrive. Whether through creating resources and initiatives that enable and strengthen our culture, building inclusive products and technology, or hiring and developing great talent, we are building a vibrant workplace that fuels innovation and collaboration. Our 13 Employee Belonging Councils ("EBCs") play an integral role in fostering a culture of VIBE. Our EBCs, including Families @ Workday, Black @ Workday, Military and Veterans at Workday, and Workday for People with Disabilities, among others, cultivate a culture of VIBE by providing spaces open to all employees to foster ideation, advance inclusion, and drive innovation. As of January 31, 2025, over a quarter of our employees were members of one or more EBC.

We acknowledge that skills, education, and lived and learned experiences are gained in a variety of ways that are often not recognized in the traditional recruiting process, which is why we take a holistic approach to talent acquisition that prioritizes a skills-based approach. By standardizing practices to attract and evaluate talent fairly, minimize barriers and biases, and promote a skills-first hiring approach, we aim to deliver a meaningful and positive experience for all.

Learning and Development

Our employees tell us they are most engaged when they are continuously being exposed to new things, empowered to build new skills, and able to make an impact. Our employees have instant access to training via several industry-leading learning platforms, which provide our global workforce with convenient, timely access to content from subject matter experts. We offer a number of educational resources, development opportunities, and a support community to guide employees throughout their Workday careers. For example, we developed Career Hub which helps our employees share skills and interests and receive relevant connections, curated learning content, and recommended jobs to help them on their career journeys. Using Workday Illuminate, Career Hub provides workers with suggestions to grow their skills and capabilities and encourages them to build a plan as they explore opportunities for continued career development.

Additionally, to foster a strong culture of compliance and ethics, we conduct annual compliance and ethics training of our Code of Conduct for all employees. In fiscal 2025, we had a 100% completion rate for our annual Code of Conduct training.

Communication and Engagement

Our culture and how we treat people are paramount at Workday, and we believe that being transparent and facilitating information sharing are key to our success. Workday leverages multiple communication channels to engage and inform employees, including company meetings, functional town halls, internal websites, and social collaboration tools. We also encourage regular 1:1 sessions and quarterly check-ins between managers and employees to provide individual performance feedback, and the use of our peer recognition platform. We believe that understanding what our employees want and supporting them effectively is critical to retaining our highest performing employees and attracting top talent. We use Workday Peakon Employee Voice, powered by Workday Illuminate, to collect and analyze feedback in real time from our employees, garner insights and recommendations, and turn that feedback into dialog and action. Since we introduced Workday Peakon Employee Voice in fiscal 2022, employees have provided over 600,000 confidential comments on the platform through weekly surveys and 91% of our employees have taken part in at least one survey, which reflects strong engagement by our employees. We receive data points from these surveys that help us identify actions to take to improve our company and our culture.

Buoyed by the opportunities offered by our own technology, our talent philosophy puts employees at the center of their own career and performance journey by providing them the tools and framework to further their careers. We have done this by establishing a clear philosophy and set of expectations. Every employee receives enablement on our performance and growth philosophy, what's expected of them, and how to leverage these practices to ensure their own personal success and career growth at Workday. Our talent and performance dashboard provides a snapshot view of performance-related tasks, with a visual summary of goals, feedback, and growth opportunities. Employees can take action to update their contributions, capabilities, career, and connections using the quick links provided in the dashboard.

Health, Safety, and Wellbeing

At Workday, we take a holistic approach to our employees' health and wellbeing and have created programs that focus on four core dimensions: Physical; Mental and Emotional; Financial; and Social and Flex. These programs go beyond traditional medical benefits and wellness offerings and allow employees to focus on their personal wellness goals as well as their mental health.

Our hybrid work model provides flexibility for our employees to work from home, while still bringing people together to foster collaboration and innovation. We offer new remote-based employees a stipend to enable them to have a comfortable work-from-home environment. To help keep health and mental wellness top of mind, we offer a series of programs and communications focused on mental health. These included tools and resources related to sleep, healthy eating, and mindfulness, as well as our Employee Assistance Program to, among other things, facilitate timely access to culturally responsive mental health support for employees and their family members.

Our Global Workplace Safety team supports the traditional corporate areas of employee health and safety and physical security for Workday on a global scale. From the workplace to work-related travel, we strive to keep our employees safe with programs including safety awareness training, emergency response protocols, and our ergonomics and life safety team programs.

Giving and Doing

Workday's Giving & Doing program embodies our belief in making a positive impact beyond our organizational walls, empowering employees to engage in charitable efforts, community service, and volunteerism. On top of our strategic, company-led social impact and employee volunteerism efforts, we also believe that giving back is even more rewarding when people get to make an impact through their favorite causes. We encourage and support employee giving and volunteering through programs such as our charitable donation matching gift program, our volunteer grant program, our paid time off benefit for employees to volunteer and give back to their communities, and our team volunteer experience, where employee teams of five or more can volunteer with a charity partner of their choice and receive grants of up to $5,000.

Intellectual Property

We rely on a combination of trade secrets, patents, copyrights, and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. We require our employees, contractors, consultants, suppliers, partners, and other third parties to enter into confidentiality and proprietary rights agreements, and we control access to software, documentation, and other proprietary information. Although we rely on intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual protections and controls to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel; creation of new products, features, and functionality; and frequent enhancements to our applications are more essential to establishing and maintaining our technology leadership position.

Governmental Regulation

As a public company with global operations, we are subject to various federal, state, local, and foreign laws and regulations. These laws and regulations, which may differ among jurisdictions, include, among others, those related to financial and other disclosures, accounting standards, privacy and data protection, cybersecurity, intellectual property, AI ethics and machine learning, corporate governance, tax, government contracting, trade, antitrust, employment, immigration and travel, import/export, and anti-corruption. The costs to comply with these governmental regulations are not material to the understanding of our business. For a further discussion of the risks associated with government regulations that may materially impact us, see "Risk Factors" included in Part I, Item 1A of this report.

Available Information

Our website is located at www.workday.com and our investor relations website is located at www.investor.workday.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission ("SEC"), and all amendments to these filings, can be obtained free of charge from our website at www.workday.com/sec-filings as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Workday also uses its websites, including its investor relations website and blogs.workday.com as a means of disclosing information about Workday, including information that could be deemed material by investors. Information contained on or accessible through any website referenced herein is not part of, or incorporated by reference in, this Form 10-K, and the inclusion of such website addresses is as inactive textual references only.

Workday, the Workday logo, Workday Illuminate, VIBE, Peakon, Evisort, HiredScore, VNDLY, and Adaptive Planning are trademarks of Workday, Inc., which may be registered in the United States and elsewhere. Other trademarks, service marks, or trade names appearing in this report are the property of their respective owners.

ITEM 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this report, including the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that materially and adversely affect our business. If any of the following risks actually occurs, our business operations, financial condition, operating results, and prospects could be materially and adversely affected. The market price of our securities could decline due to the materialization of these or any other risks, and you could lose part or all of your investment.

Summary of Risk Factors

The following summary provides an overview of the material risks we are exposed to in the normal course of our business activities. This risk factor summary does not contain all of the information that may be important to you, and you should read these together with the more detailed discussion of risks set forth following this section, as well as elsewhere in this Annual Report on Form 10-K under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional risks beyond those summarized below, or discussed elsewhere in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," may apply to our activities or operations as currently conducted or as we may conduct them in the future, or to the markets in which we currently operate or may in the future operate. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

- any compromise of our information technology systems or security measures (including of our critical suppliers and service partners), or the unauthorized access of customer or user data;
- any slowdown or failure of our technical operations infrastructure, including our data centers and computing infrastructure operated by third parties, or the impact of service outages or delays in the deployment of our applications, or the failure of our applications to perform properly;
- privacy concerns and evolving domestic or foreign laws and regulations;
- the impact of continuing global economic and geopolitical volatility;
- any loss of key employees or the inability to attract, develop, and retain highly skilled employees;
- our ability to compete effectively in the intensely competitive markets in which we participate;
- our reliance on our network of partners to drive additional growth of our revenues;
- exposure to risks inherent to sales to customers outside the United States or with international operations;
- any dissatisfaction of our users with the deployment, training, and support services provided by us and our partners;
- the fluctuation of our quarterly results;
- our ability to realize a return on our current development efforts or offer new features, enhancements, and modifications to our products and services, and our ability to realize a return on the investments we have made toward entering new markets and new lines of business;
- delays in the reflection of downturns or upturns in new sales in our operating results associated with long sales cycles and our subscription model;
- our ability to predict the rate of customer subscription renewals or adoptions;
- new and evolving technologies such as AI;
- any adverse litigation results;
- our ability to successfully integrate our applications with third-party technologies;
- our ability to realize the expected business or financial benefits of company, employee, or technology acquisitions;
- any failure to protect our intellectual property rights or any lawsuits against us for alleged infringement of third-party proprietary rights;
- government contracts and related procurement regulations;
- our existing and future debt obligations; and
- the limited ability of third parties to influence corporate matters due to our dual class structure and to seek a merger, tender offer, or proxy contest due to Delaware law and provisions in our organizational documents.

Risks Related to Our Business and Industry

Any slowdown or failure in our technical operations infrastructure or applications may subject us to liabilities and adversely affect our reputation and operating results.

We have experienced significant growth in the number of users, transactions, and data that our operations infrastructure supports. If we do not accurately predict our infrastructure requirements or fail to adapt and scale, we may experience service outages or delays, or significant increases in operating costs, which may adversely affect our business and operating results.

We have experienced, and may in the future experience, defects, system disruptions, outages, and other performance problems, including the failure of our applications to perform properly. These problems may be caused by a variety of factors, including infrastructure and software or code changes, vendor issues, software and system defects, human error, viruses, worms, security attacks (internal and external), fraud, spikes in customer usage, and denial of service issues. All of these issues may result in increased operational costs, delays in new feature rollouts, customer loss, reputational damage, and legal or regulatory liability, including liability under customer contracts.

Such issues have, and may in the future, result in certain parties having unauthorized access to data, which could increase the scope of our liability. Because of the large amount of data that we collect and process in our systems, and the sensitive nature of such data, it is possible that these issues could result in significant disruption, data loss or corruption, or cause the data to be incomplete or contain inaccuracies that our customers and other users regard as significant.

Furthermore, our applications are essential to many of the business processes for our customers. For example, our financial management application is essential to our and our customers' financial planning, reporting, and compliance programs. Any interruption in our service may affect the availability, accuracy, or timeliness of such programs and as a result could damage our reputation, cause our customers to terminate their use of our applications, require us to issue refunds for prepaid and unused subscription services, require us to compensate our customers for certain losses, and prevent us from gaining additional business from current or future customers. In addition, because we use Workday's financial management application, any problems that we experience with financial reporting and compliance could be negatively perceived by prospective or current customers and negatively impact demand for our applications.

Our insurance policies, including our errors and omissions insurance, may be inadequate or may not be available in the future on acceptable terms, or at all, to protect against claims and other legal actions arising from breaches of our contracts, disruptions in our service, including those caused by cybersecurity incidents, failures or disruptions to our infrastructure, catastrophic events and disasters, or otherwise. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly.

We depend on data centers and other infrastructure operated by third parties, as well as internet availability, and any disruption in these operations could adversely affect our business and operating results.

We host our applications and serve our customers and users globally from data centers operated by third parties and rely upon third-party partners to operate certain aspects of our services. We control our applications and data, but we do not control the facilities, operations, and physical security of these locations. Disruption of or interference at these locations has and could in the future impact our operations and our business could be adversely impacted. For example, we have experienced disruptions at certain of our data centers in the U.S. due to high temperatures and power outages that resulted in a brief temporary outage of our services for a subset of our customers. These facilities may also be subject to cybersecurity breaches, capacity constraints, financial difficulties, break-ins, sabotage, intentional acts of vandalism and similar misconduct, natural catastrophic events, as well as local administrative actions, changes to legal or permitting requirements, and litigation to stop, limit, or delay operations, and our disaster recovery planning may not account for all eventualities.

Furthermore, our customers and other users access our applications through their internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our customers' and other users' access to our applications, which could adversely affect their perception of our applications' reliability and our revenues. In addition, certain countries have implemented or may implement legislative and technological actions that either do or can effectively regulate access to the internet, including the ability of internet service providers to limit access to specific websites or content.

Any changes in third-party service levels at our hosted infrastructure providers, or any errors, defects, disruptions, or other performance problems with our applications or the infrastructure on which they run, including internet infrastructure, could adversely affect our reputation and may damage our customers' or other users' stored files or result in lengthy interruptions in our services. Interruptions in our services might adversely affect our reputation and operating results, cause us to issue refunds or service credits to customers, subject us to potential liabilities, result in contract terminations, or adversely affect our renewal rates.

The extent to which the continuing global economic and geopolitical volatility, and any resulting effect on customer spending, will continue to impact our business, financial condition, and operating results will depend on future developments, which are highly uncertain and difficult to predict.

We operate on a global scale, and as a result, our business and revenues are impacted by global economic and geopolitical conditions. Global economic developments, including increased tariffs, geopolitical volatilities, downturns or recessions, political instability, and global health crises may negatively affect us or our ability to accurately forecast and plan our future business activity. In addition, volatile geopolitical situations have led and could lead to further economic disruption. Any sustained adverse impacts from these and other recent macroeconomic events could materially and adversely affect our business, financial condition, operating results, and earnings guidance that we may issue from time to time, which could have a material effect on the value of our Class A common stock.

Our future revenues rely on continued demand by existing customers and the acquisition of new customers who may be subject to economic hardship due to recent macroeconomic events, including concerns about inflation or the interest rate environment, and may delay or reduce their enterprise software spending to preserve capital and liquidity. In connection with recent macroeconomic events, we have experienced and may continue to experience delays in purchasing decisions from existing and prospective customers, increased demand for price concessions and delayed payment terms, and a reduction in customer demand. Our business, financial condition, and operating results may be negatively impacted in future periods due to the prolonged impacts of recent macroeconomic events, which may not be fully reflected in our operating results and overall financial performance until future periods.

To the extent recent macroeconomic events adversely affect our business, financial condition, and operating results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

We may lose key employees or be unable to attract, enable, and retain highly skilled employees.

Our success and future growth depend largely upon the continued services of our executive officers, other members of senior management, and other key employees. Effective February 1, 2024, the start of our fiscal 2025, in accordance with an established succession plan, Aneel Bhusri stepped down from his role as Co-CEO and assumed the role of Executive Chair, and Carl Eschenbach, formerly Co-CEO alongside Mr. Bhusri, assumed the role of sole CEO. We do not have employment agreements with our executive officers or other key employees that require them to continue to work for us for any specified period, and they could terminate their employment with us at any time. Key employee changes have the potential to disrupt our business, impact our ability to preserve our culture, negatively affect our ability to attract and retain talent, or otherwise have a serious adverse effect on our business and operating results.

To execute our growth plan, we must attract, enable, develop, and retain highly qualified talent. Our ability to compete and succeed in a highly competitive environment is directly correlated to our ability to recruit and retain highly skilled employees, especially in the areas of product development, cybersecurity, senior sales executives, and engineers with significant experience in designing and developing software and internet-related services, including in AI. The expansion of our sales infrastructure, both domestically and internationally, is necessary to grow our customer base and business. Our business may be adversely affected if our efforts to attract and enable new members of our direct sales force do not generate a corresponding increase in revenues. We have experienced, and we expect to continue to experience, significant competition in hiring and retaining employees with appropriate qualifications.

In February 2025, we announced the Fiscal 2026 Restructuring Plan, which is intended to prioritize our investments and advance our growth and is currently expected to result in the reduction of approximately 8% of our workforce. We expect this plan to be substantially complete by the second quarter of fiscal 2026, subject to local law and consultation requirements. The Fiscal 2026 Restructuring Plan could negatively impact our ability to attract, retain, and motivate employees.

We must also continue to retain, develop, and motivate existing employees through our compensation practices, company culture, and career development opportunities. Further, our current and future office environments and our current hybrid work policy may not meet the expectations of our employees or prospective employees, and may amplify challenges in recruiting and retention. We believe that a critical component of our success has been our corporate culture and our core values. As we continue to grow and change, we may find it difficult to maintain our corporate culture among a larger number of employees who are dispersed throughout various geographic regions, including managing the complexities of communicating with all employees. Efforts to restructure our workforce, such as the Fiscal 2026 Restructuring Plan, may be disruptive and adversely impact employee morale or our corporate culture. Failure to maintain or adapt our culture could negatively affect our ability to attract new employees or to retain our current employees and our business and future growth prospects could be adversely affected.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The markets for enterprise cloud applications, including AI-powered solutions, are highly competitive, with relatively low barriers to entry for some applications or services. Some of our competitors are larger and have greater name recognition, significantly longer operating histories, access to larger customer bases, larger marketing budgets, and significantly greater resources to devote to the development, promotion, and sale of their products and services than we do. This may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions.

Our primary competitors are Oracle and SAP, well-established providers of financial management and HCM applications, which have long-standing relationships with customers and partners. Some customers may be hesitant to switch vendors or to adopt cloud applications such as ours and may prefer to maintain their existing relationships with competitors. We also face competition from other enterprise software vendors, from regional competitors that only operate in certain geographic markets, and from vendors of specific applications that address only one or a portion of our applications, some of which offer cloud-based or AI-powered solutions. These vendors include, without limitation: Anaplan, Inc., ADP, Coupa Software Inc., Dayforce, Inc., Infor, Inc., Microsoft Corporation, and UKG Inc. In order to take advantage of customer demand for cloud and AI-powered applications, legacy vendors are expanding their cloud or AI-powered applications through acquisitions, strategic alliances, and organic development. In addition, other cloud or AI platform companies that provide services in different target markets or industries may develop applications or acquire companies that operate in our target markets or industries, and some potential customers may elect to develop their own internal applications. As the market matures and as existing and new market participants introduce new types of technologies, such as generative and agentic AI, and different approaches that enable organizations to address their HCM and financial needs, we expect this competition to intensify in the future.

Furthermore, our current or potential competitors may be acquired by, or merge with, third parties with greater available resources and the ability to initiate or withstand substantial price competition. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their offerings or resources. Many of our competitors also have major distribution agreements with consultants, system integrators, and resellers and such partners may prefer to maintain their existing relationships with competitors. With the introduction of new technologies, such as generative AI, we expect competition to intensify in the future. If our competitors' products, services, or technologies become more accepted than our products, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, then our revenues could be adversely affected. In addition, our competitors may offer their products and services at a lower price, or may offer price concessions, delayed payment terms, financing terms, or other terms and conditions that are more enticing to potential customers. Due to the complex nature of implementing financial management solutions, the lifecycle of the contracts for such solutions tends to be long. Therefore, if we lose a current customer to a competitor or fail to secure a prospective customer for financials management solutions, there is a long duration before we will be able to approach that customer again with our sales efforts for such solutions. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses, or a failure to maintain or improve our competitive market position, any of which could adversely affect our business and operating results.

We rely on our network of partners to drive additional growth of our revenues, and if these partners fail to perform, our ability to sell and distribute our products may be impacted, and our operating results and growth rate may be harmed.

Our strategy for additional growth depends, in part, on sales generated through our network of partners and professional services provided by our partners. If the operations of these partners are disrupted, including as a direct or indirect result of recent macroeconomic conditions, our own operations may suffer, which could adversely impact our operating results. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources, and we cannot ensure that these partnerships will result in increased customer adoption or usage of our applications or increased revenue. We may be at a disadvantage if our competitors are effective in providing incentives to our current or potential partners to favor their products or services or to prevent or reduce subscriptions to our services, or in negotiating better rates or terms with such partners, particularly in international markets where our potential partners may have existing relationships with our competitors. In addition, acquisitions of our partners by our competitors could end our strategic relationship with such acquired partner and result in a decrease in the number of our current and potential customers.

Our partner training and educational programs may not be effective or utilized consistently by partners. New partners may require extensive training and/or may require significant time and resources to achieve productivity. Changes to our direct go-to-market models may cause friction with our partners and may increase the risk in our partner ecosystem. The actions of our partners may subject us to lawsuits, potential liability, and reputational harm if, for example, any of our partners misrepresent the functionality of our products to customers, fail to perform services to our customers' expectations, or violate laws or our corporate policies. In addition, our partners may utilize our platform to develop products and services that could potentially compete with products and services that we offer currently or in the future. Concerns over competitive matters or intellectual property ownership could constrain these partnerships. If we fail to effectively manage and grow our network of partners, maintain good relationships with our partners, or properly monitor the quality and efficacy of their service delivery, or if our partners do not effectively market and sell our subscription services, use greater efforts to market and sell their own products or services or those of our competitors, or fail to meet the needs or expectations of our customers, our ability to sell our products and efficiently provide our services may be impacted, and our operating results and growth rate may be harmed.

Sales to customers outside the United States or with international operations expose us to risks inherent in global operations.

The growth of our business and future prospects depends on our ability to increase our sales outside of the United States as a percentage of our total revenues. Operating globally requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. Our investments and efforts to further expand internationally may not be successful in creating additional demand for our applications outside of the United States or in effectively selling subscriptions to our applications in all of the markets we enter. Risks associated with doing business on a global scale that could adversely affect our business, include:

- the need to develop, localize, and adapt our applications and customer support for specific countries;
- the need to successfully develop and execute on a localized go-to-market strategy;
- the need to adhere to local laws and regulations, including those related to data localization, privacy, and anti-corruption;
- difficulties in appropriately staffing and managing foreign operations and providing appropriate compensation for local markets;
- difficulties in leveraging executive presence and maintaining company culture globally;
- different pricing environments, longer sales cycles, and longer trade receivables payment cycles, and collections issues;
- new and different sources of competition;
- potentially weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights;
- laws, customs, and business practices favoring local competitors;
- restrictive governmental actions focused on cross-border trade, such as import and export restrictions, duties, quotas, tariffs, trade disputes, and barriers or sanctions, that may prevent us from offering certain portions of our products or services to a particular market, may increase our operating costs or may subject us to monetary fines or penalties;
- compliance challenges related to the complexity of multiple, conflicting, and changing governmental laws and regulations, including employment, tax, privacy, intellectual property, financial services, AI, and data protection laws and regulations;
- increased compliance costs related to government regulatory reviews or audits, including those related to international cybersecurity and environmental, social, and governance ("ESG") requirements;
- increased financial accounting and reporting burdens and complexities;
- the effects of currency fluctuations on our revenues and expenses and customer demand for our services;
- restrictions on the transfer of funds;
- adverse tax consequences and tax rulings; and
- unstable economic and political conditions.

Certain of the above factors have and may continue to negatively impact our ability to sell our applications and offer services globally, reduce our competitive position in foreign markets, increase our costs of global operations, reduce demand for our applications and services from global customers, or subject us to legal or regulatory liability. Additionally, the majority of our international costs are denominated in local currencies and we anticipate that over time an increasing portion of our sales contracts may be outside the U.S. and will therefore be denominated in local currencies. Fluctuations in the value of foreign currencies, which may be amplified by macroeconomic events, may impact our operating results when translated into U.S. dollars. Such fluctuations may also impact our ability to predict our future results accurately. If we are not able to successfully hedge against the risks associated with foreign currency fluctuations, our financial condition and operating results could be adversely affected.

Our business could be adversely affected if our users are not satisfied with the deployment, training, and support services provided by us and our partners.

Implementation of our applications may be technically complicated because they are designed to enable complex and varied business processes across large organizations, integrate data from a broad and complex range of workflows and systems, and may involve deployment in a variety of environments. Incorrect or improper implementation or use of our applications could result in customer and user dissatisfaction and harm our business and operating results.

In order for our customers to successfully implement our applications, they need access to highly skilled and trained service professionals. Third parties provide a majority of deployment services for our customers, but professional services may also be performed by our own staff or by a combination of the two. If customers are not satisfied with the quality and timing of work performed by us or a third party or with the type of professional services or applications delivered, or if we or a third party have not delivered on commitments made to our customers, then we could incur additional costs to address the situation, the revenue recognition of the contract could be impacted, and the dissatisfaction with our services could damage our ability to expand the applications subscribed to by our customers. Negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers both domestic and abroad.

Customers and other users also depend on our support organization to provision the environments used by our customers and to resolve technical issues relating to our applications. Increased demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. Failure to maintain high-quality technical support and training, or a market perception that we do not maintain high-quality support or training, could adversely affect our reputation, our ability to offer and sell our applications, our renewal rates, and our business and operating results.

Our future success depends on the rate of customer subscription renewals, and our revenues or operating results could be adversely impacted if we do not achieve renewals at expected rates or on anticipated terms.

Our customers have no obligation to renew their subscriptions for our applications after the expiration of either the initial or renewed subscription period. Our customers' renewal rates fluctuate as a result of a number of factors, including their level of satisfaction with our applications and pricing, their awareness and adoption of the benefits and features of our applications, their ability to continue their operations and spending levels, reductions in their headcount, and the evolution of their business. If our customers do not renew their subscriptions for our applications on similar pricing terms or renew for fewer elements of our applications, our revenues may decline, and we may not be able to meet our revenue projections, which could negatively impact our business and the market price of our Class A common stock.

Our future success also depends, in part, on our ability to sell additional products to our current customers, and the success rate of such endeavors is difficult to predict, especially with regard to any new lines of business that we may introduce from time to time. This has and may continue to require increasingly costly marketing and sales efforts that are targeted at senior management, and if these efforts are not successful, our business and operating results may suffer. Additionally, acquisitions of our customers by other companies have led, and could continue to lead, to cancellation of our contracts with those customers, thereby reducing the number of our existing and potential customers.

The use of new and evolving technologies in our offerings at Workday, including AI, may result in reputational harm and increased litigation, and adversely affect our operating results.

We are increasingly building AI into the Workday product suite and have recently made announcements about our plans to embrace agentic AI. As with many cutting-edge innovations, these technologies can present new risks and challenges. A quickly evolving technical, legal, and regulatory environment may cause us to incur increased research and development costs, or divert resources from other development efforts, to address ethical, legal, operational, or compliance requirements or other issues related to AI. For example, the European Union's ("EU") AI Act ("EU AI Act") puts new requirements on providers of AI technologies and we are currently analyzing the EU AI Act to ensure compliance in alignment with various deadlines in the coming years. Additionally, existing laws and regulations may apply to us in new ways, the nature and extent of which are difficult to predict and subject to change over time. The risks and challenges presented by these technologies could undermine public confidence in AI, which could slow its adoption and affect our business. Many of our products are powered by AI, some of which include the use of large language models and generative AI, for use cases that could potentially impact human, civil, privacy, or employment rights and dignities. To the extent that our products and technologies rely on the use of large language models provided by third parties, we may face additional uncertainties and liabilities. Any failure to accurately identify and address our responsibilities and liabilities in this uncertain environment, and adequately address relevant ethical and social issues that may arise with such technologies and use cases, as well as failure by others in our industry, or actions taken by our customers, employees, or end users (including misuse of these technologies), could negatively affect the adoption of our offerings and subject us to reputational harm, regulatory action, or litigation, which may harm our financial condition and operating results. We already are defending against a lawsuit alleging that our products and services enable discrimination, and although we believe that such claims lack merit, and the majority of the claims have been dismissed, legal proceedings can be lengthy, expensive, and disruptive to our operations and customers (particularly where, as in the present litigation, the plaintiff may seek to also litigate against certain of Workday's customers). We may be subject to other litigation and regulatory actions that may cause financial, competitive, and developmental impacts, and could lead to legal liability. In addition, regardless of outcome, these types of claims could cause reputational harm to our brand, including our ability to sell newly acquired products that use AI. Our employees, customers, or customers' employees who are dissatisfied with our public statements, policies, practices, or solutions related to the development and use of AI may express opinions that could introduce reputational or business harm, or cease their relationship with us.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly operating results, including our revenues, subscription revenue backlog, operating margin, profitability, and cash flow, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Additionally, we typically sign a significantly higher percentage of agreements with new customers as well as renewal agreements with existing customers in the fourth quarter of each year, and this year-over-year compounding effect in billing patterns causes the value of invoices that we generate in the fourth quarter to continually increase in proportion to our billings in the other three quarters of our fiscal year.

Our quarterly financial results may fluctuate as a result of a variety of factors, including the risks described in this "Risk Factors" section, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. The extent to which recent macroeconomic events could continue to impact our operating results will depend on future developments, which are highly uncertain and difficult to predict. Fluctuations in our quarterly results and related impacts to any earnings guidance we may issue from time to time, including any modification or withdrawal thereof, may negatively impact the value of our securities.

If we are not able to realize a return on our current development efforts or offer new features, enhancements, and modifications to our services that are desired by current or potential customers, our business and operating results could be adversely affected.

Developing software applications and related enhancements, features, and modifications, including those involving AI, is expensive, and the investment in product development often involves a long return on investment cycle. Accelerated application introductions and short application life cycles require high levels of expenditures that could adversely affect our operating results if not offset by revenue increases, and we believe that we must continue to dedicate a significant amount of resources to our development efforts to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all. If we are unable to provide new features, enhancements to user experience, and modifications in a timely and cost-effective manner that achieve market acceptance, align with customer expectations, and that keep pace with rapid technological developments and changing regulatory landscapes, it may negatively impact our customer renewal rates, limit the market for our solutions, or impair our ability to attract new customers and our business and operating results could be adversely affected. For example, AI is propelling advancements in technology, but if we fail to innovate and keep up with advancements in AI technology, if Workday Illuminate solutions fail to be delivered as planned or at all, fail to operate as expected or to meet customer expectations, or if we do not have sufficient access to development resources and the technologies required to build and improve our applications, our business and reputation may be harmed.

If we fail to develop and maintain widespread positive awareness of our brand, our business may suffer.

We believe that developing and maintaining widespread positive awareness of our brand is critical to our growth. However, brand promotion activities may not generate the awareness or increased revenues we anticipate, and even if they do, any increase in revenues may not offset the significant expenses we incur in building our brand.

If we fail to successfully promote and maintain positive awareness of our brand, or we fail to expand positive awareness of our newer solutions or products, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread positive brand awareness that is critical for broad customer adoption of our applications and for the end user experience. We have and may continue to experience reputational harm from, among other things, the introduction of new products, features, or services that do not meet customer expectations; our use of new and evolving technologies, including AI; service outages or disruptions; issues with product quality or performance; backlash from customers, government entities, or other stakeholders that disagree with our product offering decisions or public policy, ethical, or political positions; significant litigation or regulatory actions that negatively reflect on our business practices; and data security breaches or compliance failures. Any unfavorable publicity or perception of our brand or our applications, including any unfavorable candidate or end user experience, could negatively impact our ability to attract and retain customers and also make it more difficult to hire and retain employees.

If we are unable to successfully integrate our applications with a variety of third-party technologies, our business and operating results could be adversely affected.

We depend on relationships with third-party technology and content providers and other key suppliers, and are also dependent on third parties for the license of certain software and development tools that are incorporated into or used with our applications or used to help improve our own internal systems, processes, or controls. For example, we leverage software and services for development tools and to deliver applications from many third-party suppliers including AWS and Google Cloud. If the operations of these third parties are disrupted, our own operations may suffer, which could adversely impact our operating results. Additionally, if we are unsuccessful in establishing or maintaining our relationships with these third parties, or if the quality of their products or performance is inadequate, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer.

To the extent that our applications depend upon the successful integration and operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software, as well as cybersecurity threats or attacks related to such software could prevent the deployment or impair the functionality of our applications, delay new application introductions, result in a failure of our applications, result in increased costs, including warranty and other related claims from customers, and injure our reputation.

As Workday Mobile becomes increasingly important to Workday's customer experience, we also need to continuously modify and enhance our applications to keep pace with changes in third-party internet-related hardware, iOS, Android, other mobile-related operating systems, platforms, and technologies, and other third-party software, communication, browser, and database technologies, as well as with customer expectations. Any failure of our applications to operate effectively with future network platforms and other third-party technologies, or changes in such technologies that degrade the functionality of our products or give preferential treatment to competitive services, could reduce the demand for our applications, result in customer and end user dissatisfaction, and adversely affect our business and operating results.

We have acquired, and may in the future acquire, other companies, employee teams, or technologies, which could divert our management's attention, result in additional indebtedness or dilution to our stockholders, and otherwise disrupt our operations and adversely affect our operating results.

We have acquired, and may in the future acquire, other companies, employee teams, or technologies to complement or expand our applications, enhance our technical capabilities, obtain personnel, or otherwise offer growth opportunities. The pursuit of acquisitions may divert the attention of management, disrupt ongoing business, and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

These impacts may continue through integration activities. Moreover, we may be unable to complete proposed transactions timely or at all due to a failure to obtain any necessary funding to complete an acquisition in a timely manner or on favorable terms, the failure to obtain required regulatory or other approvals, litigation, or other disputes, which may obligate us to pay a termination fee. We also may not achieve the anticipated benefits from an acquisition due to a number of factors, including:

- inability or difficulty integrating the intellectual property, technology infrastructure, and operations of the acquired business, including difficulty in addressing security risks of the acquired business;
- inability to retain key personnel or challenges in integrating the workforce from the acquired company, including the inability to maintain our culture and values;
- acquisition-related costs, liabilities, or tax impacts, some of which may be unanticipated;
- difficulty in leveraging the data of the acquired business if it includes personal data;
- a failure to maintain the information systems of an acquired business, which could increase the risk of a security breach of such system;
- a failure to implement, restore, or maintain controls, procedures, or policies at the acquired company and an increased risk of non-compliance;
- multiple product lines or service offerings as a result of our acquisitions that are offered, priced, and supported differently, as well as the potential for such acquired product lines and service offerings to impact the profitability of existing products;
- the opportunity cost of diverting management and financial resources away from other products, services, and strategic initiatives;
- difficulties and additional expenses associated with synchronizing product offerings, customer relationships, and contract portfolio terms and conditions between Workday and the acquired business;
- unknown liabilities or risks associated with the acquired businesses, including those arising from existing contractual obligations or litigation matters;
- adverse effects on our brand or existing business relationships with business partners and customers as a result of the acquisition, including integrating acquired technologies and a delay in market acceptance of and difficulty in transitioning new and existing customers to acquired product lines or services;
- risks and challenges presented by the use of innovative technologies that we acquire, such as AI;
- potential write-offs of acquired assets and potential financial and credit risks associated with acquired customers;
- inability to maintain relationships with key customers, suppliers, and partners of the acquired business;
- difficulty in predicting and controlling the effect of integrating multiple acquisitions concurrently;
- lack of experience in new markets, products, or technologies;
- difficulty in integrating operations and assets of an acquired foreign entity with differences in language, culture, or country-specific currency and regulatory risks;
- the inability to obtain (or a material delay in obtaining) regulatory approvals necessary to complete transactions or to integrate operations, or potential remedies imposed by regulatory authorities as a condition to or following the completion of a transaction, which may include divestitures, ownership or operational restrictions or other structural or behavioral remedies; and
- the failure of strategic acquisitions to perform as expected or to meet financial projections, which may be heightened due to recent macroeconomic events and market volatility.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our operating results. Moreover, we may experience additional or unexpected changes in how we are required to account for our acquisitions pursuant to U.S. generally accepted accounting principles ("GAAP"), including arrangements that we may assume in an acquisition.

Acquisitions could also result in use of substantial portions of our available cash, which may limit other potential uses of cash, and dilutive issuances of equity securities or the issuance of debt, which could adversely affect our operating results. If we finance acquisitions by issuing debt, we could face constraints related to the terms of and repayment obligation related to the incurrence of such indebtedness. In addition, if an acquired business fails to meet our expectations, our business, financial condition, and operating results may suffer.

If we are not able to realize a return on the investments we have made toward entering new markets and new lines of business, our business and operating results could be adversely affected.

We continue to seek opportunities to enter into new markets and/or new lines of business, some of which we may have very limited or no experience in. As an entrant to new markets and new lines of business, we may not be effective in convincing prospective customers that our solutions will address their needs, and we may not accurately estimate our infrastructure needs, human resource requirements, or operating expenses with regard to these new markets and new lines of business. We may also fail to accurately anticipate adoption rates of these new lines of business or their underlying technology. Also, we may not be able to properly price our solutions in these new markets, which could negatively affect our ability to sell to customers. Furthermore, customers in these new markets or of the new lines of business may demand more features and professional services, which may require us to devote even greater research and development, sales, support, and professional services resources to such customers. If we fail to generate adequate revenues from these new markets and lines of business, or if we fail to do so within the envisioned timeframe, it could have an adverse effect on our business, financial condition, and operating results.

Catastrophic or climate-related events may disrupt our business.

Our corporate headquarters are located in Pleasanton, California, and we have data centers and partner with public cloud service providers located in the United States and Europe. The west coast of the United States contains active earthquake zones and the southeast is subject to seasonal hurricanes or other extreme weather conditions. Additionally, we rely on internal technology systems, our website, our network, and third-party infrastructure and enterprise applications, which are located in a wide variety of regions, for our development, marketing, operational support, hosted services, and sales activities. In the event of a major earthquake, hurricane, or other natural disaster, or a catastrophic event such as fire, power loss, telecommunications failure, vandalism, civil unrest, cyber-attack, geopolitical instability, war, terrorist attack, insurrection, pandemics or other public health emergencies, or the effects of climate change (such as drought, flooding, heat waves, wildfires, increased storm severity, and sea level rise), we may be unable to continue our operations and have, and may in the future, endure system interruptions, and may experience delays in our product development, lengthy interruptions in our services, breaches of data security, and loss of critical data, all of which could cause reputational harm or otherwise have an adverse effect on our business and operating results. In addition, the impacts of climate change on the global economy and our industry are rapidly evolving. We may be subject to increased regulations, reporting requirements, standards, or stakeholder expectations regarding climate change that may impact our business, financial condition, and operating results.

Our aspirations and disclosures related to ESG matters expose us to risks that could adversely affect our reputation and performance.

The positions we take on ESG matters, human capital management initiatives, and ethical issues from time to time may impact our brand, reputation, or ability to attract or retain customers. In particular, our brand and reputation are associated with our public commitments to environmental sustainability (including our science-based targets), strong corporate governance practices, equality, inclusivity, and ethical use, and any perceived changes in our dedication to these commitments could impact our relationships with potential and current customers, employees, stockholders, and other stakeholders. These commitments reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our failure to accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance, and growth, and expose us to increased scrutiny from the investment community as well as enforcement authorities.

Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include:

- the availability and cost of low- or non-carbon-based energy sources;
- the evolving regulatory requirements affecting ESG standards or disclosures;
- the ability of suppliers to meet our sustainability and other ESG standards;
- our ability to recruit, develop, and retain diverse talent in our global labor markets;
- the availability and cost of high-quality verified emissions reductions and renewable energy credits; and
- the ability to renew existing or execute on new virtual power purchase agreements.

Standards for tracking and reporting ESG matters continue to evolve. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required of public companies by the SEC or other regulatory bodies, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. It is likely that increasing regulatory requirements and regulatory scrutiny related to ESG matters will continue to expand globally and result in higher associated compliance costs. Further, we may rely on data and calculations provided by third parties to measure and report our ESG metrics and if the data input or calculations are incorrect or incomplete, our brand, reputation, and financial performance may be adversely affected.

If our ESG practices do not align with or meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment, business partner, acquirer, or service provider could be negatively impacted. For example, an increasing number of stakeholders, regulators, and lawmakers have expressed or pursued contrary views towards ESG initiatives, including the proposal or enactment of "anti-ESG" policies, legislation, executive orders, or initiatives or the issuance of related legal opinions. Conflicting regulations and a lack of harmonization of ESG legal and regulatory environments across the jurisdictions in which we operate may create enhanced compliance risks and costs. We may also face increasing scrutiny from our investors, customers, employees, and other stakeholders relating to the appropriate role of ESG practices and disclosure. Further, our failure or perceived failure to pursue or fulfill our goals and objectives or to satisfy various reporting standards on a timely basis, or at all, could have similar negative impacts or expose us to government enforcement actions and private litigation.

Risks Related to Cybersecurity, Data Privacy, and Intellectual Property

If our information technology systems are compromised or unauthorized access to customer or user data is otherwise obtained, our applications may be perceived as not being secure, our operations may be disrupted, our applications may become unavailable, customers and end users may reduce the use of or stop using our applications, and we may incur significant liabilities.

Our applications involve the storage and transmission of our customers' and other users' sensitive and proprietary information, including personal or identifying information regarding our customers, their employees, job candidates, customers, prospects, and suppliers, as well as financial, accounting, health, and payroll data. Additionally, our operations and the availability of the services we provide also depend on our information technology systems. As a result, a compromise of our applications or systems, or unauthorized access to, acquisition, use, tampering, release, alteration, theft, loss, or destruction of sensitive data, or unavailability of data or our applications, has and could disrupt our operations or impact the availability or performance of our applications; expose us and our customers to regulatory obligations and enforcement actions, litigation, investigations, remediation and indemnity obligations, or supplemental disclosure obligations; damage our reputation and brand; or result in loss of customer, consumer, and partner confidence in the security of our applications, an increase in our insurance premiums, suspension or loss of authorization under the Federal Risk and Authorization Management Program ("FedRAMP") or other authorizations, impairment to our business, and other potential liabilities or related fees, expenses, or loss of revenues.

The financial and personnel resources we employ to implement and maintain security measures, including our information security risk insurance policy, may not be sufficient to address our security needs. The security measures we have in place vary in maturity across the organization and may not be sufficient to protect against security risks, preserve our operations and services and the integrity of customer and personal information, and prevent data loss, misappropriation, and other security breaches. Our logging may also not be sufficient to fully investigate the scope of an incident. Our information systems may be compromised by computer hackers, employees, contractors, or vendors, as well as software bugs, human error, technical malfunctions, or other malfeasance.

Cybersecurity threats and attacks are often targeted at companies such as ours and may take a variety of forms ranging from individuals or groups of security researchers, including those who appear to offer a solution to a vulnerability in exchange for some compensation, and insiders, to sophisticated hacker organizations, including state-sponsored actors who may launch coordinated attacks, such as retaliatory cyber-attacks stemming from the Russia-Ukraine conflict or attacks motivated by the type of data that is processed by our customers, including our public sector customers, on our platform. In the normal course of business, we are and have been the target of malicious cyber-attack attempts and have experienced other security events. As our market presence grows, we face increased risks of cybersecurity attack or other security threats. Additionally, as AI technologies, including generative AI models, develop rapidly, threat actors are using these technologies to create sophisticated new attack methods that are increasingly automated, targeted, and coordinated and more difficult to defend against. Key cybersecurity risks range from viruses, worms, ransomware, and other malicious software programs, to phishing attacks, to fraud, to credential theft or abuse, to exploitation of software bugs or other defects, to targeted attacks against cloud services and other hosted software, to exploitation of unmanaged software or systems, any of which can result in a compromise of our applications or systems and the data we store or process, disclosure of Workday confidential information and intellectual property, production downtimes, reputational harm, and an increase in costs to the business. As the techniques used to obtain unauthorized access or sabotage systems change frequently, are becoming increasingly sophisticated and complex, and often are not identified until they are launched against a target, and because evidence of unauthorized activity may not have been captured or retained, or may be proactively destroyed by unauthorized actors, we may be unable to anticipate these attacks, assess the true impact they may have on our business and operations, or to implement adequate preventative measures. Future cyber-attacks and other security events may have a significant or material impact on our business and operating results.

There may also continue to be attacks targeting any vulnerabilities in our applications, internally built infrastructure, enhancements, and updates to our existing offerings, or in the many different underlying networks and services that power the internet that our products depend on, most of which are not under our control or the control of our vendors, partners, or customers. Systems and processes designed to protect our applications, systems, software, and data, as well as customer data and other user data, and to prevent data loss and detect security breaches, may not be effective against all cybersecurity threats or perceived threats. We have been subject to such incidents, including through third-party service providers and in connection with acquisitions we have made. In addition, our software development practices have not and may not identify all potential privacy or security issues, and inadvertent disclosures of data have occurred and may occur again.

Additionally, remote work and resource access, including our hybrid work model, has and may continue to result in an increased risk of cybersecurity-related events such as phishing attacks, exploitation of any cybersecurity flaws that may exist, an increase in the number cybersecurity threats or attacks, and other security challenges as a result of our employees and our service providers continuing to work remotely from non-corporate managed networks.

Furthermore, we have acquired or partnered with a number of companies, products, services, and technologies over the years, and incorporated third-party products, services, and technologies into our own products and services. Addressing security issues associated with acquisitions, partnerships, incorporated technologies, and our supply chain requires significant resources, and we have inherited and may in the future inherit additional risks upon integration with or use by Workday. In addition, if a high-profile security breach occurs with respect to an industry peer, our customers and potential customers may generally lose trust in the security of financial management, spend management, human capital management, planning, or analytics applications, or in cloud applications for enterprises in general. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect to terminate or not renew their subscriptions, result in reputational damage, cause us to pay remediation and indemnity costs and/or issue service credits or refunds to customers for prepaid and unused subscription services, or result in lawsuits, regulatory fines, or other action or liabilities, any of which could adversely affect our business and operating results.

We rely on sophisticated information systems and technology, including those provided by third parties, for the secure collection, processing, transmission, and storage of confidential, proprietary, and personal information, and to support our business operations and the availability of our applications. In the past several years, supply chain attacks have increased in frequency and severity. As we are both a provider and consumer of information systems and technology, we are at higher risk of being impacted either directly or indirectly by these attacks. The control systems, cybersecurity program, infrastructure, physical facilities of, and personnel associated with third parties that we rely on or partner with are beyond our control. Our customers may authorize third-party technology providers to access their customer data and any unauthorized use of the third-party technology may result in unauthorized access to such data. The audits we periodically conduct of some of our third-party vendors do not guarantee the security of and may be unable to prevent security events impacting the information technology systems of third parties that are part of our supply chain or that provide valuable services to us, which have resulted and could result in the unauthorized access to data of Workday, our employees, our customers, our third-party partners, or other end users; acquisition, destruction, alteration, use, tampering, release, unavailability, theft or loss of confidential, proprietary, or personal data of Workday, our employees, our customers, our third party partners, or other end users; or the disruption of our operations and our ability to conduct our business or the availability of our applications; or could otherwise adversely affect our business, financial condition, operating results, or reputation.

Privacy concerns, evolving regulation of cloud computing, cross-border data transfer, and other domestic or foreign laws and regulations may reduce the adoption of our applications, result in significant costs and compliance challenges, and adversely affect our business and operating results.

Legal requirements related to collecting, storing, handling, retaining, and transferring (collectively, "processing") personal data are rapidly evolving at both the national and international level in ways that require our business to adapt to support customer compliance. As the complexity of our products grow, the regulatory focus on privacy intensifies worldwide, and jurisdictions increasingly consider and adopt privacy laws, the risks related to processing personal data by our business also grow. In addition, possible adverse interpretations of existing privacy-related laws and regulations by governments in countries where our customers operate, as well as the potential implementation of new legislation, could impose significant obligations in areas affecting our business or prevent us from offering certain services in jurisdictions where we operate.

Following the EU's passage of the General Data Protection Regulation ("GDPR"), which became effective in May 2018, the global data privacy compliance landscape has grown increasingly complex, fragmented, and financially relevant to business operations. As a result, our data processing creates current and prospective risks related to increased regulatory compliance costs, government enforcement actions and/or financial penalties for non-compliance, and reputational harm. For example, a new EU-U.S. Data Privacy Framework ("DPF") is in place under which EU data can legally be transferred to the United States. However, it is expected to face legal challenges. Until challenges to the DPF make their way through the court system, uncertainty may continue about the legal requirements for transferring customer personal data to and from Europe, an integral process of our business that remains governed by, and subject to, GDPR requirements. Failure to comply with the GDPR data processing requirements by either ourselves or our subcontractors could lead to regulatory enforcement actions, which can result in monetary penalties of up to 4% of worldwide revenue, private lawsuits, reputational damage, and loss of customers. Other countries such as Russia, China, and India have also passed laws imposing varying degrees of restrictive data residency requirements. Regulatory developments in the United States present additional risks. For example, the California Consumer Privacy Act ("CCPA") took effect on January 1, 2020, and the California Privacy Rights Act ("CPRA"), which expands upon the CCPA, came into effect on January 1, 2023. The CCPA and CPRA give California consumers, including employees, certain rights similar to those provided by the GDPR, and also provide for statutory damages or fines on a per violation basis that could be very large depending on the severity of the violation. Numerous states have enacted, or are considering, privacy laws as well, creating a patchwork of state laws that may create compliance challenges. Furthermore, the U.S. Congress is considering numerous privacy bills, and the U.S. Federal Trade Commission continues to fine companies for unfair or deceptive data protection practices and may undertake its own privacy rulemaking exercise. In addition to government activity, privacy advocacy and other industry groups have established or may establish various new, additional, or different self-regulatory standards that customers may require us to adhere to and which may place additional burdens on us. Increasing sensitivity of individuals to unauthorized processing of personal data, whether real or perceived, and an increasingly uncertain trust climate has and may continue to create a negative public reaction to technologies, products, and services such as ours or otherwise expose us to liability.

Taken together, the costs of compliance with and other obligations imposed by data protection laws and regulations may require modification of our services, limit use and adoption of our services, reduce overall demand for our services, lead to significant fines, penalties, or liabilities for noncompliance, or slow the pace at which we close sales transactions, or otherwise cause us to modify our operations, any of which could harm our business. The data protection laws set forth requirements impacting how personal data must be stored, accessed, and deleted within the products. The perception of privacy concerns, whether or not valid, may inhibit the adoption, effectiveness, or use of our applications or otherwise impact our business. Compliance with applicable laws and regulations regarding personal data may require changes in services, business practices, or internal systems that result in increased costs, lower revenue, reduced efficiency, or greater difficulty competing with foreign-based firms which could adversely affect our business and operating results.

Any failure to protect our intellectual property rights domestically and internationally could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We rely on patent, copyright, trade secret and trademark laws, trade secret protection, and confidentiality or license agreements with our employees, customers, suppliers, partners, and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We have patent applications pending in the United States and throughout the world, but we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties, including those affiliated with state-sponsored actors, to copy or reverse engineer our applications, including with the assistance of insiders, and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of jurisdictions outside the United States. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. These agreements may not be effective in controlling access to and distribution of our applications and proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our applications.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect, and enforce our intellectual property rights could have a serious adverse effect on our brand and business.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that our applications and underlying technology infringe or violate their intellectual property rights, even if we are unaware of the intellectual property rights that others may claim cover some or all of our technology or services, and we may be found to be infringing such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, require us to change our products, technology, or business practices, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. In addition, we may be sued by third parties who seek to target us for actions taken by our customers, including through the use or misuse of our products. Even if we were to prevail in an intellectual property dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, from time to time we may introduce or acquire new products, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims.

Our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Our applications include software covered by open source licenses, which may include, by way of example, GNU General Public License and the Apache License. Few terms used in open source licenses have been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our applications. We attempt to comply with all open source licensing conditions that apply to our use of open source software. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be impacted by an open source license, we could be required to publicly release portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the use or licensing of our technologies, which could reduce or eliminate the value of our technologies, products, and services. In addition, the license terms for certain previously open source software that we use have changed and the license terms for future versions of open source software that we use might change, requiring us to pay for a commercial license or re-engineer all or a portion of our technologies. In addition to risks related to open source license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect our business.

Risks Related to Legal and Regulatory Matters

Unfavorable laws, regulations, interpretive positions, or standards governing new and evolving technologies that we incorporate into our products and services, including those involving AI uses, could result in significant cost and compliance challenges and adversely affect our business and operating results.

Many of our products and services currently utilize or will utilize new and evolving technologies such as AI. The overall regulatory environment governing these types of technologies is likely to evolve as government interest in these technologies increases. Regulation of these technologies, as well as other technologies that we utilize in our products and services, also varies greatly among international, federal, state, and local jurisdictions and is subject to significant uncertainty. Governments and agencies domestic and abroad may in the future change or amend existing laws, or adopt new laws, regulations, or guidance, or take other actions which may severely impact the permitted uses of our technologies. New and changing laws, regulations, executive orders, directives, and enforcement priorities can also create uncertainty about how such laws and regulations will be interpreted and applied to Workday.

For example, the technologies underlying AI and its uses are subject to a variety of laws and regulations, including those governing intellectual property, privacy, data protection cybersecurity, consumer protection, competition, and equal opportunity, and are expected to be subject to new laws and regulations or new applications of existing laws and regulations. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their cybersecurity, data protection, and product safety laws to AI and its uses or are considering general legal frameworks for AI and its uses, such as the EU AI Act.

Any failure by us to comply with applicable laws, regulations, guidance, or other rules could result in costly litigation, penalties, or fines. In addition, these regulations and any related enforcement actions could establish and further expand our obligations to customers, individuals, and other third parties with respect to our products and services, limit the countries in which such products and services may be used, restrict the way we structure and operate our business, require us to divert development and other resources, and reduce the types of customers and individuals who can use our products and services. Furthermore, our customers may operate in foreign jurisdictions, including countries in which we don't operate, and may be subject to additional laws and regulations outside the scope of our products. Increased regulation and oversight of products or services which utilize or rely on these technologies may result in costly compliance burdens or otherwise increase our operating costs, detrimentally affecting our business. These new technologies could subject us to additional litigation brought by private parties, which could be costly, time-consuming, and distracting to management and could result in substantial expenses and losses.

Adverse litigation results could have a material adverse impact on our business.

We are regularly involved with claims, suits, purported class or representative actions, and may be involved in regulatory and government investigations and other proceedings, involving competition, intellectual property, data security and privacy, bankruptcy, tax and related compliance, labor and employment, commercial disputes, and other matters. Such claims, suits, actions, regulatory and government investigations, and other proceedings can impose a significant burden on management and employees, could prevent us from offering one or more of our applications, services, or features to others, could require us to change our technology or business practices, or could result in monetary damages, fines, civil or criminal penalties, reputational harm, or other adverse consequences. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. The litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact in our consolidated financial statements could occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

We are subject to risks related to government contracts and related procurement regulations, which may adversely impact our business and operating results.

Our contracts with federal, state, local, and foreign government entities are subject to various procurement regulations and other requirements relating to their formation, administration, and performance, which could adversely impact our business and operating results. Government certification requirements applicable to our platform may change and, in doing so, restrict our ability to sell into the governmental sector until we have attained the authorization to use or certification. These laws and regulations provide public sector customers with various rights, many of which are not typically found in commercial contracts. For example, some federal contracts provide for delays, interruptions, or termination by the government at any time, with or without cause, which can adversely affect our business and operating results and impact other existing or prospective government contracts.

Additionally, we have obtained authorization under FedRAMP, which allows us to participate in the U.S. federal government market. Such authorization is subject to rigorous compliance and if we were to lose our authorization, it could inhibit or preclude our ability to contract with certain U.S. federal government customers. In addition, some customers may rely on our authorization under FedRAMP to help satisfy their own legal and regulatory compliance requirements. If we fail to maintain FedRAMP authorization, we may fail to retain existing customers or attract new customers that rely on our authorization under FedRAMP, which could subject us to liability, result in reputational harm, and adversely impact our financial condition or operating results.

We may be subject to additional audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refunding or suspending of payments, forfeiture of profits, payment of fines, and suspension or debarment from future government business.

Unanticipated tax laws or any change in the application of existing tax laws to us or our customers and unanticipated changes in our effective tax rate may adversely impact our profitability and financial results.

We operate and are subject to taxes in the United States and numerous other jurisdictions throughout the world. Changes to federal, state, local, or international tax laws on income, sales, use, indirect, or other tax laws, statutes, rules, regulations, or ordinances on multinational corporations are currently being considered by the United States and other countries where we do business. These contemplated legislative initiatives include, but are not limited to, changes to transfer pricing policies and definitional changes to permanent establishment that could be applied solely or disproportionately to services provided over the internet. These contemplated tax initiatives, if finalized and adopted by countries, may ultimately impact our effective tax rate and could adversely affect our sales activity resulting in a negative impact on our operating results and cash flows.

In addition, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us to pay additional tax amounts, fines or penalties, and interest for past amounts. Existing tax laws, statutes, rules, regulations, or ordinances could also be interpreted, changed, modified, or applied adversely to our customers (possibly with retroactive effect), which could require our customers to pay additional tax amounts with respect to services we have provided, fines or penalties, and interest for past amounts. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, thereby adversely impacting our operating results and cash flows. If our customers must pay additional fines or penalties, it could adversely affect demand for our services.

Significant judgment is often required in the determination of our worldwide provision for (benefit from) income taxes. Our effective tax rate could be impacted by changes in the valuation of deferred tax assets and liabilities and our ability to utilize them. We are also subject to tax examinations and it is possible that the final determination of any examinations will have an adverse effect on our operating results or financial position.

Risks Related to Financial Matters

Because we encounter long sales cycles when selling to large customers and we recognize subscription services revenues over the term of the contract, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize subscription services revenues over time as services are delivered to the customer, which typically occurs over a period of three years or longer. As a result, most of the subscription services revenues we report in each quarter are derived from the recognition of unearned revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscription contracts in any single quarter may not be reflected in our revenue results for that quarter but will negatively impact our revenue in future quarters. Additionally, because much of our sales efforts are targeted at large enterprise customers, we face greater costs, longer sales cycles, less predictability in completing some of our sales, and varying deployment timeframes.

Our typical sales cycles for many new customers are six to twelve months but can extend for eighteen months or more, and we expect that this lengthy sales cycle may continue or expand as customers increasingly adopt applications across our platform. We have seen and may continue to see instances of increased scrutiny from existing and prospective customers and the lengthening of certain sales cycles. Longer sales cycles could cause our operating and financial results to suffer in a given period. Accordingly, the effect of significant downturns in sales and market acceptance of new applications, as well as potential changes in our pricing policies or rate of renewals, may not be fully reflected in our operating results until future periods. Additionally, we may be unable to adjust our cost structure to reflect any such changes in revenues. As a result, increased growth in the number of our customers could result in our recognition of more costs than revenues in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as subscription services revenues from new customers generally are recognized over the applicable subscription term. Furthermore, our subscription-based model is largely based on the size of our customers' employee headcount. Therefore, the addition or loss of employees by our customers, including any significant reductions in force by our customers, or customer insolvencies resulting from severe economic hardship, can and has had an impact on our subscription services revenues. Prolonged decreases in our customers' headcounts can materially impact our business and operating results in any given period.

We have a history of cumulative losses, and we may not sustain profitability on a GAAP basis in the future.

Until recently, we had incurred significant net losses on a GAAP basis since our inception in 2005 and our quarterly operating results may fluctuate in the future. We expect our operating expenses to increase in the future due to substantial investments we have made and continue to make to acquire new customers and develop our applications, anticipated increases in sales and marketing expenses, product development expenses, operations costs, and general and administrative costs. If our revenue growth does not meet estimates, we may not be able to adjust our spending quickly enough to avoid an adverse impact on our financial results, and therefore we may incur losses on a GAAP basis in the future. Furthermore, to the extent we are successful in increasing our customer base, we may incur net losses in the acquisition period because some costs associated with acquiring customers are incurred up front, while subscription services revenues are generally recognized ratably over the terms of the agreements, which are typically three years or longer. You should not consider any prior period GAAP-profitability and growth in revenues as indicative of our future performance. We cannot ensure that we will continue to achieve or sustain GAAP profitability in the future.

Our current and future indebtedness may adversely affect our financial condition and operating results.

In April 2022, we issued $3.0 billion aggregate principal amount of senior notes, consisting of $1.0 billion aggregate principal amount of 3.500% notes due April 1, 2027 ("2027 Notes"), $750 million aggregate principal amount of 3.700% notes due April 1, 2029 ("2029 Notes"), and $1.25 billion aggregate principal amount of 3.800% notes due April 1, 2032 ("2032 Notes," and together with the 2027 Notes and the 2029 Notes, "Senior Notes"). Additionally, in April 2022, we entered into a credit agreement ("2022 Credit Agreement") which provides for a revolving credit facility in an aggregate principal amount of $1.0 billion. As of January 31, 2025, we had no outstanding revolving loans under the 2022 Credit Agreement.

We may incur substantial additional debt in the future, some of which may be secured debt. It is possible that we will not be able to repay this indebtedness when due or refinance this indebtedness on acceptable terms or at all.

In addition, our indebtedness could, among other things:

- make it difficult for us to pay other obligations;
- make it difficult to obtain favorable terms for any necessary future financing for working capital, capital expenditures, debt service requirements, or other purposes;
- adversely affect our liquidity and result in a material adverse effect on our financial condition upon repayment of the indebtedness;

- require us to dedicate a substantial portion of our cash flow from operations to service and repay the indebtedness, reducing the amount of cash flow available for other purposes;
- limit our flexibility in planning for and reacting to changes in our business;
- increase our vulnerability to the impact of adverse economic conditions, including rising interest rates (which can make refinancing existing indebtedness more difficult or costly); and
- negatively impact our credit rating, which could limit our ability to obtain additional financing in the future and adversely affect our business.

Our Senior Notes and 2022 Credit Agreement also impose restrictions on us and require us to maintain compliance with specified covenants. For example, our 2022 Credit Agreement includes a financial covenant that requires us to maintain a specific leverage ratio. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable. Any required repayment of our debt as a result of a fundamental change or other acceleration would lower our current cash on hand such that we would not have those funds available for use in our business.

We are subject to risks associated with our equity investments, including partial or complete loss of invested capital, and significant changes in the fair value of this portfolio could adversely impact our financial results.

We invest in early to late stage companies for strategic reasons and to support key business initiatives, and we may not realize a return on our equity investments. Many such companies generate net losses and the market for their products, services, or technologies may be slow to develop or never materialize. These companies are often dependent on the availability of later rounds of financing from banks or investors on favorable terms to continue their operations. The financial success of our investment in any company is typically dependent on a liquidity event, such as a public offering, acquisition, or other favorable market event reflecting appreciation to the cost of our initial investment. The capital markets for public offerings and acquisitions are dynamic and the likelihood of liquidity events for the companies we have invested in has and could further deteriorate, which could result in a loss of all or a substantial part of our investment in these companies. Additionally, instability in the global banking system has created bank-specific and broader financial institution liquidity risks and concerns, which may have an adverse impact on the companies we have invested or may invest in.

Further, valuations of non-marketable equity investments are inherently complex due to the lack of readily available market data and the anticipated valuation at the time of our investment may not meet our expectations. In addition, we may experience additional volatility to our results of operations due to changes in market prices of our marketable equity investments and the valuation and timing of observable price changes or impairments of our non-marketable equity investments. Volatility in the global market conditions, including recent economic disruptions, inflation, and ongoing volatility in the public equity markets, may impact our equity investments. This volatility could be material to our results in any given quarter and may cause our stock price to decline. In addition, our ability to mitigate this volatility and realize gains on investments may be impacted by our contractual obligations to hold securities for a set period of time. For example, to the extent a company we have invested in undergoes an initial public offering ("IPO"), we may be subject to a lock-up agreement that restricts our ability to sell our securities for a period of time after the public offering or otherwise impedes our ability to mitigate market volatility in such securities.

We may discover weaknesses in our internal controls over financial reporting, which may adversely affect investor confidence in the accuracy and completeness of our financial reports and consequently the market price of our securities.

As a public company, we are required to design and maintain proper and effective internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on the internal controls over financial reporting, which must be attested to by our independent registered public accounting firm. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

The process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 is challenging and costly. As we grow our operations and personnel, we will need to continue to improve our operational, financial, and management controls as well as our reporting systems and procedures. In the future, we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be negatively affected, and we could become subject to investigations by the Financial Industry Regulatory Authority, the SEC, or other regulatory authorities, which could require additional financial and management resources. In addition, because we use Workday's financial management application, any problems that we experience with financial reporting and compliance could be negatively perceived by prospective or current customers, and negatively impact demand for our applications.

Risks Related to Ownership of Our Class A Common Stock

Our Co-Founders have control over key decision making as a result of their control of a majority of our voting stock.

As of January 31, 2025, our Co-Founder and CEO Emeritus David Duffield, together with his affiliates, held voting rights with respect to approximately 43 million shares of Class B common stock and 0.2 million shares of Class A common stock. As of January 31, 2025, our Co-Founder and Executive Chair, Aneel Bhusri, together with his affiliates, held voting rights with respect to approximately 8 million shares of Class B common stock and 0.4 million shares of Class A common stock. In addition, Mr. Bhusri holds 0.2 million restricted stock units ("RSUs"), which will be settled in an equivalent number of shares of Class A common stock. Further, Messrs. Duffield and Bhusri have entered into a voting agreement under which each has granted a voting proxy with respect to certain Class B common stock beneficially owned by him effective upon his death or incapacity as described in our registration statement on Form S-1 filed in connection with our IPO. Messrs. Duffield and Bhusri have each initially designated the other as their respective proxies. Accordingly, upon the death or incapacity of either Mr. Duffield or Mr. Bhusri, the other would individually continue to control the voting of shares subject to the voting proxy. Collectively, the shares described above represent a substantial majority of the voting power of our outstanding capital stock. As a result, Messrs. Duffield and Bhusri have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. As stockholders, even as controlling stockholders, they are entitled to vote their shares in their own interests, which may not always be in the interests of our stockholders generally.

In addition, Mr. Bhusri has the ability to significantly influence the management and affairs of our company as a result of his position as a member of our Board of Directors and an officer of Workday. Mr. Bhusri, in his capacity as a board member and officer, however, owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders.

The dual class structure of our common stock has the effect of concentrating voting control with our Co-Founders, as well as with other executive officers, directors, and affiliates, which limits or precludes the ability of non-affiliates to influence corporate matters.

Our Class B common stock has 10 votes per share and our Class A common stock, which is the stock that is publicly traded, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, directors, and other affiliates, together hold a substantial majority of the voting power of our outstanding capital stock as of January 31, 2025. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the conversion of all shares of all Class A and Class B shares to a single class of common stock on the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, or (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock. This concentrated control will limit or preclude the ability of non-affiliates to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Duffield and Mr. Bhusri retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock.

Our stock price has been volatile in the past and may be subject to volatility in the future.

The trading price of our Class A common stock has historically been volatile and could be subject to wide fluctuations in response to the risks described in this "Risk Factors" section, and other risks which are beyond our control. The factors that have and may in the future affect the trading price of our securities include, but are not limited to:

- guidance regarding our operating results and other financial metrics that we provide to the public, differences between our guidance and market expectations, our failure to meet our guidance, any withdrawal of previous guidance or changes from our historical guidance;
- changes in investor and analyst valuation models for our Class A common stock;
- announcements of technological innovations, new applications or enhancements to services, acquisitions, strategic alliances, or significant agreements by us or by our competitors;
- disruptions in our services due to computer hardware, software, or network problems or any announcements related to security incidents;
- announcements of customer additions and customer cancellations or delays in customer purchases;
- recruitment or departure of key personnel;
- the economy as a whole, political and regulatory uncertainty, and market conditions in our industry and the industries of our customers;
- trading activity by directors, executive officers, and significant stockholders, or the perception in the market that the holders of a large number of shares intend to sell their shares;
- any future issuances of our securities; and
- changes in the amounts or frequency of stock repurchases.

Additionally, the stock markets have at times experienced extreme price and volume fluctuations that have affected and may in the future affect the market prices of equity securities of many companies. These fluctuations have, in some cases, been unrelated or disproportionate to the operating performance of these companies. Further, the trading prices of publicly traded shares of companies in our industry have been particularly volatile and may be very volatile in the future.

In the past, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could harm our business.

We may not realize the anticipated long-term stockholder value of our share repurchase programs.

In February 2024, our Board of Directors authorized a program under which we were authorized to repurchase up to $500 million of our outstanding shares of Class A common stock. In the third quarter of fiscal 2025, we had completed the repurchase authorization under this program. In August 2024, our Board of Directors authorized the repurchase of up to $1.0 billion of our outstanding shares of Class A common stock ("August 2024 Share Repurchase Program"). Such repurchases may be made through open market transactions, including through the use of trading plans intended to qualify under Rule 10b5-1, through privately negotiated transactions, or by other means, in each case in accordance with applicable securities laws and other restrictions. The August 2024 Share Repurchase Program has no expiration date, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of Class A common stock.

Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. Since first authorizing a share repurchase program, there have been periods of time during which we have been unable to repurchase shares, for example, due to the possession of material nonpublic information.

The existence of our share repurchase programs could cause our stock price to trade higher than it otherwise would and could potentially reduce the market liquidity for our stock. Our share repurchase programs may not enhance long-term stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares and short-term stock price fluctuations could reduce the effectiveness of this program.

Repurchasing our common stock will reduce the amount of cash we have available to fund working capital, repayment of debt, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes, and we may fail to realize the anticipated long-term stockholder value of our share repurchase programs. Furthermore, the timing and amount of any repurchases, if any, will be subject to liquidity, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests, and other relevant factors.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law ("DGCL") may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of Workday more difficult, including the following:

- any transaction that would result in a change in control of our company requires the approval of a majority of our outstanding Class B common stock voting as a separate class;
- our dual class common stock structure, which provides our Co-Founders with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;
- our Board of Directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;
- when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock:
  - certain amendments to our restated certificate of incorporation or amended and restated bylaws will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock;
  - our stockholders will only be able to take action at a meeting of stockholders and not by written consent; and
  - vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by stockholders;
- only our chair of the board, chief executive officer, co-presidents, or a majority of our Board of Directors are authorized to call a special meeting of stockholders;
- certain litigation against us can only be brought in Delaware;
- we will have two classes of common stock until the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, or (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock;
- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without the approval of the holders of Class A common stock; and
- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, Section 203 of the DGCL imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock, which may discourage, delay, or prevent a change in control of our company.

Furthermore, the change in control repurchase event provisions of our Senior Notes may delay or prevent a change in control of our company, because those provisions allow note holders to require us to repurchase such notes upon the occurrence of a fundamental change or change in control repurchase event.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could depress the market price of our securities.

The exclusive forum provision in our organizational documents may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

Our restated certificate of incorporation and our bylaws, to the fullest extent permitted by law, provide that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. There is uncertainty as to whether a court would enforce this exclusive forum provision with respect to claims under the Securities Act. If a court were to find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results.

Our bylaws include a provision providing that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act ("Federal Forum Provision"). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. Application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

In addition, neither the exclusive forum provision in our restated certificate of incorporation nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders' ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks. Our process for identifying and assessing material risks from cybersecurity threats operates alongside our broader overall risk assessment process, covering all company risks. As part of this process appropriate disclosure personnel will collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations.

We have implemented a variety of cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess and manage such material risks. Our approach includes: (1) an enterprise risk management program, which includes cybersecurity risks and is periodically refreshed; (2) security and privacy reviews designed to identify risks from many new features, software, and vendors; (3) a vulnerability management program designed to identify hardware and software vulnerabilities; (4) a variety of tools designed to monitor our networks, systems and data for suspicious activity; (5) an internal red team program, which simulates cyber threats, intended to allow us to fix vulnerabilities before threat actors identify them; (6) a threat intelligence program designed to model and research our adversaries; and (7) a variety of privacy, cybersecurity, and incident response trainings and simulations. We leverage industry standard security frameworks, including from the National Institute for Standards in Technology (NIST), the International Organization for Standardization (ISO), and the American Institute of Certified Public Accountants (AICPA), to evaluate our security controls, which vary in maturity across the business and are processes we work to continually improve.

We also maintain a privacy and cybersecurity incident response program to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. Further, we conduct periodic tabletop exercises to test and fortify the controls of our cybersecurity incident response program. The incident response team assesses the severity and priority of incidents on a rolling basis, with escalations of higher severity cybersecurity incidents provided to our management team. If a cybersecurity incident is determined to be a potentially material cybersecurity incident, our disclosure controls and procedures define the steps to determine materiality and disclose such a material cybersecurity incident.

When appropriate, we use external service providers and consultants to assess or monitor the environment or otherwise assist with aspects of our cybersecurity controls and risk assessment process. Our risk management approach is supplemented by external and internal enterprise risk management audits, which are designed to test the effectiveness of our security controls. We conduct penetration testing on a periodic basis and have established an external bug bounty program to allow security researchers to help identify vulnerabilities in our systems before they mature into real-world cybersecurity threats. We also maintain a vendor risk management program designed to identify and mitigate risks associated with third-party service providers, including those in our supply chain and those who have access to our customer or employee data or our systems. This program includes pre-engagement diligence, contractual security and notification provisions, and ongoing monitoring, as appropriate.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, financial condition, or results of operations, under the headings "*We depend on data centers and other infrastructure operated by third parties, as well as internet availability, and any disruption in these operations could adversely affect our business and operating results,*" "*If we are unable to successfully integrate our applications with a variety of third-party technologies, our business and operating results could be adversely affected,*" and "*If our information technology systems are compromised or unauthorized access to customer or user data is otherwise obtained, our applications may be perceived as not being secure, our operations may be disrupted, our applications may become unavailable, customers and end users may reduce the use of or stop using our applications, and we may incur significant liabilities*" in our "Risk Factors" included in Part I, Item 1A of this report, which disclosures are incorporated by reference herein.

Governance

Our Board of Directors is actively involved in overseeing risks from cybersecurity threats. At least once a year, the Board of Directors discusses our programs and policies related to cybersecurity and risk initiatives and considers them closely both from a risk management perspective and as part of Workday's business strategy. Additionally, the Board has delegated to its Audit Committee oversight of cybersecurity risks and processes to manage them. Our Audit Committee is comprised entirely of independent directors who regularly evaluate cybersecurity risks.

The materials presented to our Board and Audit Committee include updates on our data security posture, results from third-party assessments, progress towards predetermined risk-mitigation-related goals, our incident response plan, and certain cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. The Board and Audit Committee generally receive materials, including a cybersecurity scorecard and other materials indicating current and emerging cybersecurity threat risks and describing our ability to mitigate those risks, and discuss such matters with our Chief Information Security Officer ("CISO"). Material cybersecurity threat risks are also considered during separate Board and committee meeting discussions of important matters like enterprise risk management, operational budgeting, business continuity planning, and other relevant matters.

Our CISO leads all aspects of our global cybersecurity program. Our CISO joined Workday in 2010 and has served as our CISO since April 2018. Our CISO has more than 20 years of experience in cybersecurity and information technology risk management, including at a large public company and a recognized consulting firm. He also has a degree in information systems management.

Our cybersecurity program is also supported by a cross-functional leadership team that contributes to our information security and privacy programs and practices, as well as identifies and mitigates security and privacy risks. This team includes our CIO and our Chief Legal Counsel. This team contributes to the development of our cybersecurity strategy and is periodically updated regarding evolving cybersecurity risks and the in-place responsive actions. This team is also informed about the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described herein, including the operation of our incident response plan.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Pleasanton, California. It consists of approximately 1.2 million square feet of owned facilities and a 6.9 acre parcel of leased land. The land lease will expire in 2108. We also lease office space in various locations, including North America, Europe, and Asia Pacific, and data center capacity throughout the United States and Europe.

We believe that our facilities are suitable to meet our current needs. In the future, we may expand our facilities, add new facilities, or exit facilities as our needs evolve. We believe that suitable additional or alternative space will be available on commercially reasonable terms to accommodate any growth.

ITEM 3. LEGAL PROCEEDINGS

We are regularly involved with claims, suits, purported class or representative actions, and may be involved in regulatory and government investigations and other proceedings, involving competition, intellectual property, data security and privacy, bankruptcy, tax and related compliance, labor and employment, commercial disputes, and other matters. Such claims, suits, actions, regulatory and government investigations, and other proceedings can impose a significant burden on management and employees, could prevent us from offering one or more of our applications, services, or features to others, could require us to change our technology or business practices, or could result in monetary damages, fines, civil or criminal penalties, reputational harm, or other adverse consequences.

These claims, suits, actions, regulatory and government investigations, and other proceedings may include speculative, substantial, or indeterminate monetary amounts. We record a liability when we believe that it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both the likelihood of there being a liability and the estimated amount of a liability related to such matters. With respect to our outstanding matters, based on our current knowledge, we believe that the amount or range of reasonably possible liability will not, either individually or in aggregate, have a material adverse effect on our business, financial condition, operating results, or cash flows. However, the outcome of such matters is inherently unpredictable and subject to significant uncertainties.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol "WDAY". Our Class B common stock is not listed or traded on any stock exchange.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business and do not expect to declare or pay any dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

Stockholders

As of March 7, 2025, there were 16 stockholders of record of our Class A common stock (not including an indeterminate number of beneficial holders of stock held in street name through brokers and other intermediaries) and 60 stockholders of record of our Class B common stock.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for more information regarding securities authorized for issuance.

Stock Performance Graph

The following shall not be deemed "soliciting material" or deemed "filed" for purposes of Section 18 of the Exchange Act, or subject to Regulation 14A or 14C, other than as provided by this Item 5, or to the liabilities of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our common stock with that of the S&P 500 Index and the S&P 1500 Application Software Index. The chart assumes $100 was invested at the close of market on January 31, 2020, in our Class A common stock, the S&P 500 Index, and the S&P 1500 Application Software Index, and assumes the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Comparison of Cumulative Total Return

Company/Index	1/31/2020	1/31/2021	1/31/2022	1/31/2023	1/31/2024	1/31/2025
Workday, Inc.	$ 100.00	$ 123.24	$ 137.04	$ 98.27	$ 157.65	$ 141.94
S&P 500 Index	100.00	117.23	144.52	132.62	160.20	202.41
S&P 1500 Application Software Index	100.00	131.94	146.32	118.53	178.89	194.28

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer

The table below sets forth information regarding our purchases of our Class A common stock during the three months ended January 31, 2025 (in millions, except number of shares which are reflected in thousands and per share data):

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program [1]
November 1, 2024 - November 30, 2024	201	$ 258.35	201	$ 850
December 1, 2024 - December 31, 2024	176	269.46	176	802
January 1, 2025 - January 31, 2025	0	0.00	0	802
Total	377		377	

(1) In August 2024, our Board of Directors authorized the August 2024 Share Repurchase Program, under which we may repurchase up to $1.0 billion of our outstanding shares of Class A common stock. Prior to the August 2024 Share Repurchase Program, our Board of Directors authorized a $500 million share repurchase program in February 2024, which we completed in the third quarter of fiscal 2025, and a $500 million share repurchase program in November 2022, which we completed in the first quarter of fiscal 2025. For further information, see Note 14, Stockholders' Equity, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included included in Part II, Item 8 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in "Risk Factors" included in Part I, Item 1A of this report.

The following discussion of our financial condition and results of operations covers fiscal 2025 and 2024 items and year-over-year comparisons between fiscal 2025 and 2024. Discussions of fiscal 2023 items and year-over-year comparisons between fiscal 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2024, that was filed with the SEC on March 8, 2024.

Overview

Workday is the AI platform that helps organizations manage their most important assets – their people and money. We deliver cloud-based applications for financial management, HCM, planning, spend management, and analytics. Our diverse customer base includes emerging, medium-sized, and large global organizations within numerous industry categories, including professional and business services, financial services, healthcare, education, government, technology, media, retail, and hospitality. With Workday, our customers have an AI-powered platform that can help them deliver better employee experiences, increase productivity, improve operational efficiencies, and provide insights for faster, data-driven decision-making.

We have achieved significant growth since our inception in 2005, when we pioneered HCM in the cloud. As a result of our innovation and commitment to customer success, today we are a Fortune 500 company with more than 11,000 customers around the world. As we continue to grow, we are focused on driving sustainable, long-term subscription revenue growth by adding new customers and expanding our relationships with existing customers through increased adoption of our suite of solutions. Central to this effort is investing in strategic growth areas including leveraging the power of our platform to drive increased adoption of our full suite of applications, expanding internationally, developing innovative AI solutions, growing our partner ecosystem, deepening our industry verticals, and exploring strategic acquisitions to complement our organic innovation. Our investments across these targeted growth areas may require additional costs, but we remain committed to optimizing resource allocation and realizing a return on our investments. Over time, we believe these investments will support revenue growth and a more scalable business.

We are focused on expanding our operating margin by driving scale and building efficiencies across the business through investments in people, processes, and systems. In February 2025, we announced the Fiscal 2026 Restructuring Plan, which is intended to prioritize our investments and continue advancing our ongoing focus on durable growth. The plan is currently expected to result in the reduction of approximately 8% of our workforce. In connection with this plan, we expect to exit certain owned office space. As a result of our focus on expanding operating margin, we expect our product development, sales and marketing, and general and administrative expenses as a percentage of total revenues will decrease over the longer term as we grow our revenues and invest in a disciplined manner to support our long-term growth objectives.

Impact of Current Economic Conditions

Recent macroeconomic events including increased tariffs, elevated inflation, and fluctuating interest rates and foreign currency exchange rates, as well as geopolitical instability, continue to impact the global economy and create uncertainty, volatility, and disruption of financial markets. Despite this, we are confident in the long-term overall health of our business, the strength of our product offerings, and our ability to continue to execute on our strategy and help our customers on their human capital and finance digital transformation journeys. Demand for our products remains strong, we continue to achieve solid new subscription bookings, and our near-term revenues are relatively predictable as a result of our subscription-based business model.

We have experienced, and may continue to experience, a moderation of revenue growth rates due to deal scrutiny and the lengthening of certain sales cycles, particularly within net new opportunities, and reduced growth in headcount level commitments upon renewals of existing customers. Further, we have provided, and may continue to provide, certain customers with more flexible payment terms. If the economic uncertainty continues, we may also experience additional negative impacts on customer renewals, customer collections, sales and marketing efforts, customer deployments, product development, or other financial metrics. Any of these factors could harm our business, financial condition, and operating results. For further discussion of the potential impacts of recent macroeconomic events on our business, financial condition, and operating results, see "Risk Factors" included in Part I, Item 1A of this report.

Financial Results Overview

The following table provides an overview of our key metrics (in millions, except percentages, basis points, and headcount data):

	As of and for the Years Ended January 31,		
	2025	2024	Change
Total revenues	$ 8,446	$ 7,259	16 %
Subscription services revenues	$ 7,718	$ 6,603	17 %
GAAP operating income	$ 415	$ 183	127 %
Non-GAAP operating income [1]	$ 2,186	$ 1,741	26 %
GAAP operating margin	4.9 %	2.5 %	239 bps
Non-GAAP operating margin [1]	25.9 %	24.0 %	190 bps
Operating cash flows	$ 2,461	$ 2,149	15 %
Free cash flows [1]	$ 2,192	$ 1,917	14 %
Total subscription revenue backlog	$ 25,056	$ 20,924	20 %
12-month subscription revenue backlog	$ 7,631	$ 6,623	15 %
Cash, cash equivalents, and marketable securities	$ 8,017	$ 7,813	3 %
Headcount	20,482	18,824	9 %

(1)   See "Non-GAAP Financial Measures" below for further information.

Components of Results of Operations

Revenues

We derive our revenues from subscription services and professional services. Subscription services revenues primarily consist of fees that give our customers access to our cloud applications, which include related customer support. Professional services revenues include fees for deployment services, optimization services, and training.

Subscription services revenues accounted for approximately 91% of our total revenues for the fiscal year ended January 31, 2025, and represented 97% of our total unearned revenue as of January 31, 2025. Subscription services revenues are driven primarily by the number of customers, the number of workers at each customer, the specific applications subscribed to by each customer, and the price of our applications.

The mix of applications to which each customer subscribes can affect our financial performance due to price differentials in our applications. Pricing for our applications varies based on many factors, including the complexity and maturity of the application and its acceptance in the marketplace. New products or services offerings by competitors in the future could also impact the mix and pricing of our offerings.

Subscription services revenues are recognized over time as services are delivered, beginning on the date our service is made available to the customer. Our subscription contracts typically have a term of three years or longer and are generally noncancelable. We generally invoice our customers annually in advance for subscription services. We may provide certain customers flexible payment terms and the timing of revenue recognition may differ from the timing of invoicing to our customers.

Our professional services consulting engagements are billed on a time and materials or fixed price basis. We generally invoice our customers in arrears for our professional services. For contracts billed on a time and materials basis, revenues are recognized over time as the professional services are performed. For contracts billed on a fixed price basis, revenues are recognized over time based on the proportion of the professional services performed. In some cases, we supplement our consulting teams by subcontracting resources from our service partners and deploying them on customer engagements. As the Workday-related consulting practices of our partner firms continue to develop, we expect these partners to increasingly contract directly with our subscription customers for services engagements.

Subscription Revenue Backlog

Our subscription revenue backlog, which is also referred to as remaining performance obligations for subscription contracts, represents contracted subscription services revenues that have not yet been recognized and includes billed and unbilled amounts. Subscription revenue backlog may fluctuate from period-to-period due to a number of factors, including the timing of renewals and overall renewal rates, new business growth, average contract duration, business combinations, and seasonality.

Costs and Expenses

Costs of subscription services revenues. Costs of subscription services revenues consist primarily of expenses associated with hosting our applications and providing customer support, including employee-related expenses, expenses related to data center capacity and computing infrastructure operated by third parties, and depreciation of our data center equipment.

Costs of professional services revenues. Costs of professional services revenues consist primarily of employee-related expenses associated with these services, subcontractor expenses, and travel expenses.

Product development expenses. Product development expenses consist primarily of employee-related expenses associated with our efforts to add new features and applications, increase functionality, and enhance the ease of use of our cloud applications, as well as expenses related to data center capacity.

Sales and marketing expenses. Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, marketing programs, and travel expenses. Marketing programs consist of advertising, events, corporate communications, brand awareness, brand ambassador campaigns, and product marketing activities. Sales commissions are considered incremental costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and amortized on a straight-line basis over a period of benefit that we have determined to be five years.

General and administrative expenses. General and administrative expenses consist of employee-related expenses for finance and accounting, legal, human resources, information systems personnel, professional fees, and other corporate expenses.

Restructuring expenses. Restructuring expenses are associated with a formal restructuring program and consist of charges related to employee transition, severance payments, employee benefits, and share-based compensation, as well as exit charges associated with the closure of facilities.

Results of Operations

Revenues

Our total revenues were as follows (in millions):

| | Year Ended January 31, | | | | | |
	2025		2024		2023	
Subscription services	$	7,718	$	6,603	$	5,567
Professional services		728		656		649
Total revenues	$	8,446	$	7,259	$	6,216

Total revenues were $8.4 billion for fiscal 2025, compared to $7.3 billion for fiscal 2024, an increase of $1.2 billion, or 16%. Subscription services revenues were $7.7 billion for fiscal 2025, compared to $6.6 billion for fiscal 2024, an increase of $1.1 billion, or 17%. Approximately 60% of the increase in subscription services revenues was attributable to expansion of our customers that existed as of the beginning of the prior fiscal year, and the remaining 40% was attributable to customers added after the beginning of the prior fiscal year. Professional services revenues were $728 million for fiscal 2025, compared to $656 million for fiscal 2024, an increase of $72 million, or 11%. The increase in professional services revenues was driven by higher demand for our deployment and integration services.

Gross Revenue Retention Rate

Our growth in subscription services revenues attributable to existing customers is further reflected by our gross revenue retention rate of approximately 98% as of January 31, 2025. Our gross revenue retention rate measures the percentage of recurring revenue retained from existing customers and is calculated by taking total annual recurring revenue ("ARR") of our customers as of the corresponding prior period-end and comparing that to ARR from that same set of customers as of the current period-end. The metric takes into account recurring revenues lost to product or customer churn but does not account for additional revenue earned from add-ons or net expansions, which include volume and price adjustments. Our high gross revenue retention rate demonstrates our ability to maintain our existing customer base and drive strong overall customer satisfaction.

Our gross revenue retention rate is based on ARR, which represents the annualized value of active subscription contracts as of the end of each period. Each subscription contract is annualized by dividing the total contract value by the number of days in the contract term and then multiplying by 365. We exclude certain subscription contracts from the calculation, including contracts with terms less than one year that are distinct from our core product offering, such as contracts for tenants which are used for implementation and testing. To the extent that we are negotiating a renewal with a customer after the expiration of the subscription, ARR is only adjusted if the customer churns. We calculate ARR on a constant currency basis using exchange rates set at the beginning of each fiscal year. ARR is a non-GAAP financial measure and should be viewed independently of, and not as a substitute for or combined with, revenue and unearned revenue.

Subscription Revenue Backlog

As of January 31, 2025, our total subscription revenue backlog was $25.1 billion, with $7.6 billion expected to be recognized in revenues over the next 12 months. As of January 31, 2024, our total subscription revenue backlog was $20.9 billion, with $6.6 billion expected to be recognized in revenues over the next 12 months. The increase in subscription revenue backlog was primarily driven by expansion within our existing customer base, sales to new customers, and timing of renewals for existing customers.

Costs and Expenses

Our costs and expenses were as follows (in millions):

	Year Ended January 31,		
	2025	2024	2023
Costs of subscription services	$ 1,266	$ 1,031	$ 1,007
Costs of professional services	803	740	703
Product development	2,626	2,464	2,247
Sales and marketing	2,432	2,139	1,842
General and administrative	820	702	599
Restructuring	84	0	40
Total costs and expenses	$ 8,031	$ 7,076	$ 6,438

Total costs and expenses were $8.0 billion for fiscal 2025, compared to $7.1 billion for fiscal 2024, an increase of $955 million, or 13%. The increase in operating expenses included increases of $555 million in employee-related expenses, including share-based compensation, primarily due to higher average headcount, $84 million in restructuring expenses primarily related to the Fiscal 2026 Restructuring Plan, $57 million in facilities and IT-related expenses, $56 million in data center capacity expenses, $46 million in subcontractor expenses, $44 million in professional services expenses, $38 million in depreciation, $37 million in amortization of deferred sales commissions due to increased sales, and $31 million related to marketing programs.

Costs of Subscription Services

Costs of subscription services were $1.3 billion for fiscal 2025, compared to $1.0 billion for fiscal 2024, an increase of $235 million, or 23%. The increase in costs of subscription services included increases of $132 million in employee-related expenses, including share-based compensation, primarily due to higher average headcount, $44 million in data center capacity expenses, and $39 million in depreciation.

We expect costs of subscription services will continue to increase in absolute dollars as we improve and expand our technical operations infrastructure, including computing infrastructure operated by third parties.

Costs of Professional Services

Costs of professional services were $803 million for fiscal 2025, compared to $740 million for fiscal 2024, an increase of $63 million, or 9%. The increase in costs of professional services included increases of $46 million in subcontractor expenses and $12 million in employee-related expenses.

We expect costs of professional services as a percentage of total revenues to continue to decline as we rely on our service partners to deploy our applications and as our subscription services revenues continue to grow as we expand both our customer base and our footprint within our existing customers.

Product Development

Product development expenses were $2.6 billion for fiscal 2025, compared to $2.5 billion for fiscal 2024, an increase of $160 million, or 7%. The increase in product development expenses included an increase of $158 million in employee-related expenses, including share-based compensation, primarily due to higher average headcount.

We expect product development expenses will continue to increase in absolute dollars as we improve and extend our applications and develop new technologies, including costs incurred for hardware maintenance, data center capacity, facility costs, and IT-related expenses.

Sales and Marketing

Sales and marketing expenses were $2.4 billion for fiscal 2025, compared to $2.1 billion for fiscal 2024, an increase of $294 million, or 14%. The increase in sales and marketing expenses included increases of $180 million in employee-related expenses, including share-based compensation, primarily due to higher average headcount, $37 million in amortization of deferred sales commissions due to increased sales, $30 million related to marketing programs, and $25 million in facilities and IT-related expenses.

We expect sales and marketing expenses to increase in absolute dollars as we continue to invest in our domestic and international selling and marketing activities to expand awareness of our brand and product offerings to attract new and existing customers.

General and Administrative

General and administrative expenses were $820 million for fiscal 2025, compared to $702 million for fiscal 2024, an increase of $118 million, or 17%. The increase in general and administrative expenses included increases of $73 million in employee-related expenses, including share-based compensation, primarily due to higher average headcount, and $36 million in professional services expenses.

We expect general and administrative expenses will continue to increase in absolute dollars as we continue to grow our business and invest in our people, processes, and systems to support our global operations.

Restructuring

Restructuring expenses were $84 million for fiscal 2025, with no comparable expense in the prior year. We recorded expenses of $65 million for employee transition, severance payments, employee benefits, and share-based compensation under the Fiscal 2026 Restructuring Plan and exit charges of $19 million associated with office space reductions under a separate restructuring plan.

We estimate that we will incur approximately $230 million to $250 million in total charges in connection with the Fiscal 2026 Restructuring Plan, which consists of approximately $200 million to $210 million related to employee transition, severance payments, employee benefits, and share-based compensation, with the balance related to an impairment of office space. The activities associated with this plan are expected to be substantially complete by the second quarter of fiscal 2026, subject to local law and consultation requirements.

Share-based compensation

Costs and expenses include share-based compensation expense as follows (in millions):

| | Year Ended January 31, | | |
	2025	2024	2023
Costs of subscription services	$ 145	$ 120	$ 105
Costs of professional services	114	116	111
Product development	670	653	616
Sales and marketing	310	282	248
General and administrative	272	245	210
Restructuring	8	0	5
Total share-based compensation expense	$ 1,519	$ 1,416	$ 1,295
Percentage of total revenues	18.0 %	19.5 %	20.8 %

Share-based compensation expense increased by $103 million during fiscal 2025, primarily due to additional grants to new and existing employees.

Equity compensation is an important element of our compensation philosophy. While we expect share-based compensation expense to grow in absolute dollars as we expand our global workforce, we expect it to continue to decline as a percentage of total revenues.

Operating Income (Loss) and Operating Margin

GAAP operating income was $415 million, or 4.9% of revenues, in fiscal 2025, compared to $183 million, or 2.5% of revenues in fiscal 2024. The improvement was primarily due to our revenue growth outpacing headcount growth and moderation of operating expenses, including share-based compensation, partially offset by restructuring expenses recognized in the current fiscal year.

Non-GAAP operating income was $2.2 billion, or 25.9% of revenues, in fiscal 2025, compared to $1.7 billion, or 24.0% of revenues in fiscal 2024. The increase was primarily due to our revenue growth outpacing headcount growth and moderation of operating expenses.

Reconciliations of our GAAP to non-GAAP operating income (loss) and operating margin were as follows (in millions, except percentages). See "Non-GAAP Financial Measures" below for further information.

	Year Ended January 31,		
	2025	2024	2023
Operating income (loss)	$ 415	$ 183	$ (222)
Share-based compensation expense [1]	1,511	1,416	1,290
Employer payroll tax-related items on employee stock transactions	76	66	50
Amortization of acquisition-related intangible assets	79	75	86
Acquisition-related costs	21	1	3
Restructuring costs	84	0	40
Non-GAAP operating income	$ 2,186	$ 1,741	$ 1,247
Operating margin	4.9 %	2.5 %	(3.6)%
Share-based compensation expense [1]	17.9 %	19.5 %	20.8 %
Employer payroll tax-related items on employee stock transactions	0.9 %	0.9 %	0.8 %
Amortization of acquisition-related intangible assets	0.9 %	1.1 %	1.5 %
Acquisition-related costs	0.2 %	0.0 %	0.0 %
Restructuring costs	1.1 %	0.0 %	0.6 %
Non-GAAP operating margin	25.9 %	24.0 %	20.1 %

(1)   The Share-based compensation expense lines in the GAAP to non-GAAP reconciliation tables above exclude share-based compensation expense of $8 million in fiscal 2025 related to restructuring initiatives. This expense is included in the Restructuring costs lines.

Other Income (Expense), Net

Other income (expense), net was as follows (in millions):

	Year Ended January 31,		
	2025	2024	2023
Total other income (expense), net	$ 223	$ 173	$ (38)

Other income, net increased by $50 million for fiscal 2025, primarily due to increases in interest income earned from higher investment balances and increased average interest rates.

Provision For (Benefit From) Income Taxes

The provision for (benefit from) income taxes was as follows (in millions):

	Year Ended January 31,		
	2025	2024	2023
Provision for (benefit from) income taxes	$ 112	$ (1,025)	$ 107

The income tax provision for fiscal 2025 was primarily attributable to an increase in our U.S. pretax income and income tax expenses in profitable foreign jurisdictions.

The income tax benefit for fiscal 2024 was primarily attributable to the $1.1 billion release of our valuation allowance related to all U.S. federal and state deferred tax assets, excluding certain state tax credits.

The Organization for Economic Cooperation and Development ("OECD") released Pillar Two model rules defining a 15% global minimum tax for large multinational corporations. The OECD continues to release additional guidance and countries are implementing legislation, with widespread adoption of the Pillar Two Framework expected in the near future. Pillar Two rules are at varying stages of adoption across the jurisdictions where we operate. The specific rules and timeline to implement these rules vary by jurisdiction. The adoption of Pillar Two rules may affect our effective tax rate and current tax obligations and liabilities. While we do not currently anticipate Pillar Two rules to have a material impact on our consolidated financial results, we are monitoring developments from the OECD, governmental bodies, such as the EU, and intergovernmental economic organizations, to evaluate the impact of changing global tax laws.

For further information, see Note 17, Income Taxes, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Liquidity and Capital Resources

As of January 31, 2025, our principal sources of liquidity were cash, cash equivalents, and marketable securities totaling $8.0 billion, which were primarily held for working capital and general corporate purposes. Our cash equivalents and marketable securities are primarily composed of, in order from largest to smallest, corporate bonds, U.S. treasury securities, money market funds, U.S. agency obligations, commercial paper, and asset-backed securities. We have financed our operations primarily through customer payments, issuance of debt, and sales of our common stock.

We believe our existing cash, cash equivalents, marketable securities, cash provided by operating activities, unbilled amounts related to the remaining term of contracted noncancelable subscription agreements, which are not reflected on the Consolidated Balance Sheets, and, if necessary, our borrowing capacity under our 2022 Credit Agreement that provides for $1.0 billion of unsecured financing, are sufficient to meet our working capital, capital expenditure, share repurchase, and debt repayment needs over the next 12 months and beyond.

Our long-term future capital requirements depend on many factors, including the effects of macroeconomic trends, customer growth rates, subscription renewal activity, headcount growth, the timing and extent of development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced services offerings, infrastructure development, and our investment and acquisition activities. As part of our strategy, we may choose to seek additional debt or equity financing.

Our cash flows were as follows (in millions):

	Year Ended January 31,		
	2025	**2024**	**2023**
Net cash provided by (used in):			
Operating activities	$ 2,461	$ 2,149	$ 1,657
Investing activities	(1,781)	(1,751)	(2,506)
Financing activities	(1,150)	(268)	1,204
Effect of exchange rate changes	0	(1)	(1)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ (470)	$ 129	$ 354

Operating Activities

Cash provided by operating activities was $2.5 billion and $2.1 billion for fiscal 2025 and 2024, respectively. In fiscal 2025, the improvement in cash flow provided by operating activities was primarily the result of higher cash collections of $868 million due to increased sales and additional interest income received of $112 million from marketable debt securities, offset by increased employee-related payments of $465 million primarily due to higher average headcount and increased supplier payments of $171 million to support our continued growth.

Investing Activities

Cash used in investing activities for fiscal 2025 was $1.8 billion, which primarily resulted from a net cash outflow of $667 million related to marketable debt securities activities, cash consideration, net of cash acquired, of $522 million and $303 million for the acquisitions of HiredScore and Evisort, respectively, and capital expenditures of $269 million for data center and office space projects.

Cash used in investing activities for fiscal 2024 was $1.8 billion, which primarily resulted from a net cash outflow of $1.6 billion from the timing of purchases and maturities of marketable securities and capital expenditures of $232 million for data center and office space projects, offset by proceeds of $144 million from sales of marketable securities.

We expect capital expenditures will be approximately $250 million in fiscal 2026. This primarily includes investments in our office facilities to support our continued growth.

Financing Activities

Cash used in financing activities for fiscal 2025 was $1.2 billion, which was due to repurchases of common stock of $700 million under our share repurchase programs and taxes paid of $636 million related to net share settlement of equity awards, offset by proceeds of $186 million from the issuance of common stock from employee equity plans.

Cash used in financing activities for fiscal 2024 was $268 million, which was due to repurchases of common stock of $423 million under our share repurchase programs, offset by proceeds of $155 million from the issuance of common stock from employee equity plans.

Free Cash Flows

In evaluating our performance internally, we focus on long-term, sustainable growth in free cash flows. We define free cash flows, a non-GAAP financial measure, as net cash provided by operating activities minus capital expenditures. See "Non-GAAP Financial Measures" below for further information.

Free cash flows were $2.2 billion for fiscal 2025, compared to $1.9 billion for the prior year period. The improvement was primarily the result of higher cash collections of $868 million due to increased sales and additional interest income received of $112 million from marketable debt securities, offset by increased employee-related payments of $465 million primarily due to higher average headcount, increased supplier payments of $171 million to support our continued growth, and increased capital expenditures of $37 million.

Reconciliation of our GAAP net cash provided by operating activities to non-GAAP free cash flows is as follows (in millions):

	Year Ended January 31,		
	2025	2024	2023
Net cash provided by operating activities	$ 2,461	$ 2,149	$ 1,657
Less: Capital expenditures	(269)	(232)	(364)
Free cash flows	$ 2,192	$ 1,917	$ 1,293

Share Repurchase Programs

In August 2024, our Board of Directors authorized the August 2024 Share Repurchase Program, under which we may repurchase up to $1.0 billion of our outstanding shares of our Class A common stock. Prior to the August 2024 Share Repurchase Program, our Board of Directors authorized a $500 million share repurchase program in February 2024, which we completed in the third quarter of fiscal 2025, and a $500 million share repurchase program in November 2022, which we completed in the first quarter of fiscal 2025. For further information, see Note 14, Stockholders' Equity, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Contractual Obligations

Our contractual obligations primarily consist of borrowings under our Senior Notes, agreements for third-party hosted infrastructure platforms for business operations, leases for office space and co-location facilities for data center capacity, and other purchase obligations entered into in the ordinary course of business. The table below includes our material contractual obligations, excluding imputed interest, as of January 31, 2025 (in millions). For further information, see the associated Notes to Consolidated Financial Statements included in Part II, Item 8 of this report referenced in the table below.

		Payments Due by Period		
	Total	Short-term	Long-term	Reference
Senior Notes [1]	$ 3,568	$ 110	$ 3,458	Note 11
Third-party hosted infrastructure platform obligations	1,593	306	1,287	Note 13
Operating leases	433	115	318	Note 12
Other purchase obligations	550	161	389	Note 13
Total	$ 6,144	$ 692	$ 5,452	

(1) Consists of principal and interest payments on the Senior Notes.

Non-GAAP Financial Measures

Regulation S-K Item 10(e), "Use of non-GAAP financial measures in Commission filings," defines and prescribes the conditions for use of non-GAAP financial information. Our measures of non-GAAP operating income, non-GAAP operating margin, and free cash flows meet the definition of non-GAAP financial measures.

Change in Non-GAAP Financial Measures

Effective beginning fiscal 2025, we exclude certain acquisition-related costs and restructuring costs from our non-GAAP results as they may vary from period-to-period independent of the operating performance of our business. Prior period amounts have been recast to conform to this presentation.

Non-GAAP Operating Income and Non-GAAP Operating Margin

We use the non-GAAP financial measures of non-GAAP operating income and non-GAAP operating margin to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, for short- and long-term operating plans, and to evaluate our financial performance. We believe that these non-GAAP financial measures reflect our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business.

Our non-GAAP operating income and non-GAAP operating margin exclude the components listed below. For the reasons set forth below, we believe that excluding these components provides useful information to investors and others in understanding and evaluating our operating results and prospects in the same manner as management, in comparing financial results across accounting periods and to those of peer companies, and to better understand the long-term performance of our core business.

- *Share-based compensation expense.* Share-based compensation primarily consists of non-cash expenses for employee RSUs and our employee stock purchase plan ("ESPP"). Although share-based compensation is an important aspect of the compensation of our employees and executives, this expense is determined using a number of factors, including our stock price, volatility, and forfeiture rates, that are beyond our control and generally unrelated to operational decisions and performance in any particular period. Further, share-based compensation expense is not reflective of the value ultimately received by the grant recipients.

- *Employer payroll tax-related items on employee stock transactions*. We exclude the employer payroll tax-related items on employee stock transactions in order to show the full effect that excluding share-based compensation expense has on our operating results. Similar to share-based compensation expense, this tax expense is dependent on our stock price and other factors that are beyond our control and do not correlate to the operation of our business.

- *Amortization of acquisition-related intangible assets*. For business combinations, we generally allocate a portion of the purchase price to intangible assets. The amount of the allocation is based on estimates and assumptions made by management and is subject to amortization. The amount of purchase price allocated to intangible assets and the term of the related amortization can vary significantly and are unique to each acquisition and thus we do not believe it is reflective of our ongoing operations. Although we exclude the amortization of acquisition-related intangible assets from these non-GAAP financial measures, we believe that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

- *Acquisition-related costs.* Acquisition-related costs include direct transaction costs, such as due diligence and advisory fees, and certain compensation and integration-related expenses. We exclude the effects of acquisition-related costs as we believe these transaction-specific expenses are inconsistent in amount and frequency and do not correlate to the operation of our business.

- *Restructuring costs.* Restructuring costs are associated with a formal restructuring plan and are primarily related to employee severance, the closure of facilities, and cancellation of certain contracts. We exclude these expenses because they are not reflective of ongoing business and operating results.

Free Cash Flows

We define free cash flows as net cash provided by operating activities minus capital expenditures. We use free cash flows as a measure of financial progress in our business, as it balances operating results, cash management, and capital efficiency. We believe information regarding free cash flows provides investors and others with an enhanced view of cash flow generation from the ongoing operations of our business.

Limitations on the Use of Non-GAAP Financial Measures

A limitation of our non-GAAP financial measures of non-GAAP operating income, non-GAAP operating margin, and free cash flows is that they do not have uniform definitions. Our definitions will likely differ from the definitions used by other companies, including peer companies, and therefore comparability may be limited. Further, these non-GAAP financial measures have certain limitations as they do not reflect all items of expense or cash that affect our operations and are reflected in the corresponding GAAP financial measures. In the case of share-based compensation, if we did not pay out a portion of compensation in the form of share-based compensation, the cash salary expense included in operating expenses would be higher, which would affect our cash position.

We compensate for these limitations by reconciling the non-GAAP financial measures to the most comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure, and to view our non-GAAP financial measures in conjunction with the most comparable GAAP financial measures.

See "Results of Operations—Operating Income (Loss) and Operating Margin" for reconciliations from the most directly comparable GAAP financial measures of GAAP operating income (loss) and GAAP operating margin, to the non-GAAP financial measures of non-GAAP operating income and non-GAAP operating margin, for fiscal 2025, 2024, and 2023.

See "Liquidity and Capital Resources—Free Cash Flows" for a reconciliation from the most comparable GAAP financial measure, net cash provided by operating activities, to the non-GAAP financial measure, free cash flows, for fiscal 2025, 2024, and 2023.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, judgments, and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2, Accounting Standards and Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report, the following accounting policies and specific estimates involve a greater degree of judgment and complexity. Accordingly, these are the policies and estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and operating results.

Revenue Recognition

We derive our revenues from subscription services and professional services. Revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for services rendered.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenues when, or as, we satisfy a performance obligation.

We believe the area we apply the most critical judgment when determining revenue recognition relates to the identification of distinct performance obligations.

Identification of Performance Obligations

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Our contracts with customers may include multiple promises to transfer services to a customer. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as a single performance obligation may require significant judgment that requires us to assess the nature of the promise and the value delivered to the customer.

Our primary performance obligations consist of subscription services and professional services. We satisfy these performance obligations over time as we transfer the promised services to our customers. Subscription services are made up of a daily requirement to deliver the service to the customer. Each day the delivery of the service provides value to the customer and each day represents a measure toward completion of the service. As such, subscription services meet the criteria to be a series of distinct services. In determining whether professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date, and the contractual dependence of the service on the customer's satisfaction with the professional services work. To date, we have concluded that professional services included in contracts with multiple performance obligations are generally distinct as the professional services are not interrelated with subscription services nor do they result in significant customization of the subscription service. As such, we view professional services as a performance obligation to the customer.

At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same customer if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation. For contracts that contain multiple performance obligations, we assess each promise separately and allocate the transaction price on a relative standalone selling price ("SSP") basis. We apply significant judgment in identifying and evaluating any terms and conditions in contracts which may impact revenue recognition.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and then amortized on a straight-line basis over a period of benefit that we have determined to be five years. We determined the period of benefit by exercising judgment, taking into consideration our customer contracts, our technology, and other factors.

Periodically, we review whether events or changes in circumstances have occurred that could impact the period of benefit. Any future changes in circumstances around the terms of our initial and renewal contracts, customer attrition, underlying technology life, and certain other factors may materially change the period of benefit and therefore the amortization amounts recognized on the Consolidated Statements of Operations. There was no change to the period of benefit during the periods presented.

Income Taxes

We record a provision for, or benefit from, income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the net amount that is more likely than not to be realized. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.

We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50% likely to be realized upon settlement with the taxing authority. Significant judgment is required to evaluate uncertain tax positions. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law or guidance, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our provision for (benefit from) income taxes in the period in which we make the change.

Business Combinations, Goodwill, and Acquisition-Related Intangible Assets

We allocate the purchase consideration of acquired companies to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess recorded to goodwill. The purchase price allocation process requires us to make significant estimates and assumptions related to the fair value of identifiable intangible assets. Critical estimates used in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer contracts, expected life cycle and innovation timelines for acquired technologies, forecasted customer attrition rates and revenue growth, the fair value of pre-existing relationships, royalty rates for comparable market technologies, and discount rates. The amounts and estimated useful lives assigned to acquisition-related intangible assets impact the amount and timing of future amortization expense.

Recent Accounting Pronouncements

See Note 2, Accounting Standards and Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report for a full description of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Recent macroeconomic events have resulted in negative impacts on global economies and financial markets, which may increase our foreign currency exchange risk and interest rate risk. For further discussion of the potential impacts of these events on our business, financial condition, and operating results, see "Risk Factors" included in Part I, Item 1A of this report.

Foreign Currency Exchange Risk

We transact business globally in multiple currencies. As a result, our operating results and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. As of January 31, 2025, our most significant currency exposures were the euro, British pound, Canadian dollar, and Australian dollar.

Due to our exposure to market risks that may result from changes in foreign currency exchange rates, we enter into foreign currency derivative hedging transactions to mitigate these risks. For further information, see Note 10, Derivative Instruments, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Interest Rate Risk on our Investments

We had cash, cash equivalents, and marketable securities totaling $8.0 billion and $7.8 billion as of January 31, 2025, and 2024, respectively. Cash equivalents and marketable securities were invested primarily in U.S. treasury securities, U.S. agency obligations, corporate bonds, commercial paper, money market funds, and asset-backed securities. The cash, cash equivalents, and marketable securities are held primarily for working capital and general corporate purposes. Our investment portfolios are managed to preserve capital and meet liquidity needs. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of debt securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fluctuate due to changes in interest rates or we may suffer losses in principal if we sell securities that decline in market value due to changes in interest rates. Further, since our debt securities are classified as "available-for-sale," if the fair value of the security declines below its amortized cost basis, then any portion of that decline attributable to credit losses, to the extent expected to be nonrecoverable before the sale of the impaired security, is recognized on the Consolidated Statements of Operations.

A hypothetical increase or decrease of 100 basis points in interest rates would have resulted in an approximately $89 million market value reduction or increase in our investment portfolio as of January 31, 2025. A hypothetical increase or decrease of 100 basis points in interest rates would have resulted in an approximately $57 million market value reduction or increase in our investment portfolio as of January 31, 2024. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.

Interest Rate Risk on our Debt

The Senior Notes have fixed annual interest rates, and therefore we do not have economic interest rate exposure on these debt obligations. However, the fair values of the Senior Notes are exposed to interest rate risk. Generally, the fair values of the Senior Notes will increase as interest rates fall and decrease as interest rates rise.

Borrowings under our 2022 Credit Agreement will bear interest, at our option, at a base rate plus a margin of 0.000% to 0.500% or a secured overnight financing rate ("SOFR") plus 10 basis points, plus a margin of 0.750% to 1.500%, with such margin being determined based on our consolidated leverage ratio or debt rating. Because the interest rates applicable to borrowings under the 2022 Credit Agreement are variable, we are exposed to market risk from changes in the underlying index rates, which affect our cost of borrowing.

For further information, see Note 11, Debt, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WORKDAY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Workday, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Workday, Inc. (the Company) as of January 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 11, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company recognizes revenue primarily from subscription services and professional services contracts. Some of the Company's contracts contain multiple performance obligations. For these contracts, the Company assesses the performance obligations and accounts for those obligations separately if they are distinct.

Auditing the Company's determination of distinct performance obligations related to subscription services contracts was challenging. For example, there were nonstandard terms and conditions in certain subscription services contracts that required judgment to determine whether the distinct performance obligations were identified and accounted for appropriately.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to identify distinct performance obligations in subscription services contracts.

Among other audit procedures, we selected a sample of subscription services contracts and evaluated whether management appropriately identified and considered the terms and conditions and the appropriate revenue recognition. As part of our procedures, we evaluated the assessment of distinct performance obligations in these contracts.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.

San Francisco, California

March 11, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Workday, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Workday, Inc.'s internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Workday, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2025, and the related notes and our report dated March 11, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California

March 11, 2025

WORKDAY, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except number of shares which are reflected in thousands and per share data)

	As of January 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 1,543	$ 2,012
Marketable securities	6,474	5,801
Trade and other receivables, net of allowance for credit losses of $10 and $11, respectively	1,950	1,639
Deferred costs	267	232
Prepaid expenses and other current assets	311	255
Total current assets	10,545	9,939
Property and equipment, net	1,239	1,234
Operating lease right-of-use assets	336	289
Deferred costs, noncurrent	561	509
Acquisition-related intangible assets, net	361	233
Deferred tax assets	1,039	1,065
Goodwill	3,478	2,846
Other assets	418	337
Total assets	$ 17,977	$ 16,452
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 108	$ 78
Accrued expenses and other current liabilities	296	287
Accrued compensation	578	544
Unearned revenue	4,467	4,057
Operating lease liabilities	99	89
Total current liabilities	5,548	5,055
Debt, noncurrent	2,984	2,980
Unearned revenue, noncurrent	80	70
Operating lease liabilities, noncurrent	279	227
Other liabilities	52	38
Total liabilities	8,943	8,370
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 750,000 shares authorized; 220,938 and 213,676 shares issued, respectively; 215,022 and 210,674 shares outstanding, respectively	0	0
Class B common stock, $0.001 par value; 240,000 shares authorized; 51,330 and 53,188 shares issued and outstanding, respectively	0	0
Additional paid-in capital	11,463	10,400
Treasury stock, at cost; 5,916 and 3,002 shares held, respectively	(1,308)	(608)
Accumulated other comprehensive income	84	21
Accumulated deficit	(1,205)	(1,731)
Total stockholders' equity	9,034	8,082
Total liabilities and stockholders' equity	$ 17,977	$ 16,452

See Notes to Consolidated Financial Statements

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except number of shares which are reflected in thousands and per share data)

		Year Ended January 31,				
		2025		2024		2023
Revenues:						
Subscription services	$	7,718	$	6,603	$	5,567
Professional services		728		656		649
Total revenues		8,446		7,259		6,216
Costs and expenses [1]:						
Costs of subscription services		1,266		1,031		1,007
Costs of professional services		803		740		703
Product development		2,626		2,464		2,247
Sales and marketing		2,432		2,139		1,842
General and administrative		820		702		599
Restructuring		84		0		40
Total costs and expenses		8,031		7,076		6,438
Operating income (loss)		415		183		(222)
Other income (expense), net		223		173		(38)
Income (loss) before provision for (benefit from) income taxes		638		356		(260)
Provision for (benefit from) income taxes		112		(1,025)		107
Net income (loss)	$	526	$	1,381	$	(367)
Net income (loss) per share, basic	$	1.98	$	5.28	$	(1.44)
Net income (loss) per share, diluted	$	1.95	$	5.21	$	(1.44)
Weighted-average shares used to compute net income (loss) per share, basic		265,257		261,344		254,819
Weighted-average shares used to compute net income (loss) per share, diluted		269,205		265,285		254,819

(1)   Costs and expenses include share-based compensation expense as follows:

		Year Ended January 31,				
		2025		2024		2023
Costs of subscription services	$	145	$	120	$	105
Costs of professional services		114		116		111
Product development		670		653		616
Sales and marketing		310		282		248
General and administrative		272		245		210
Restructuring		8		0		5
Total share-based compensation expense	$	1,519	$	1,416	$	1,295

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Year Ended January 31,		
	2025	2024	2023
Net income (loss)	$ 526	$ 1,381	$ (367)
Other comprehensive income (loss), net of tax:			
Net change in foreign currency translation adjustment	(7)	(1)	(2)
Net change in unrealized gains (losses) on available-for-sale debt securities, net of tax provision of $2, $5, $0, respectively	4	18	(11)
Net change in unrealized gains (losses) on cash flow hedges, net of tax provision of $3, $2, and $0, respectively	66	(49)	58
Other comprehensive income (loss), net of tax	63	(32)	45
Comprehensive income (loss)	$ 589	$ 1,349	$ (322)

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions, except number of shares which are reflected in thousands)

	Year Ended January 31,		
	2025	2024	2023
Common stock:			
Balance, beginning of period	$ 0	$ 0	$ 0
Issuance of common stock under employee equity plans	0	0	0
Shares withheld related to net share settlement of equity awards	0	0	0
Balance, end of period	0	0	0
Additional paid-in capital:			
Balance, beginning of period	$ 10,400	$ 8,829	$ 7,284
Issuance of common stock under employee equity plans	186	177	152
Shares withheld related to net share settlement of equity awards	(649)	(22)	0
Share-based compensation	1,526	1,416	1,295
Exercise of convertible senior notes hedges	0	0	98
Balance, end of period	11,463	10,400	8,829
Treasury stock:			
Balance, beginning of period	(608)	(185)	(12)
Exercise of convertible senior notes hedges	0	0	(98)
Common stock repurchases under share repurchase programs	(700)	(423)	(75)
Balance, end of period	(1,308)	(608)	(185)
Accumulated other comprehensive income:			
Balance, beginning of period	21	53	8
Other comprehensive income (loss)	63	(32)	45
Balance, end of period	84	21	53
Accumulated deficit:			
Balance, beginning of period	(1,731)	(3,112)	(2,745)
Net income (loss)	526	1,381	(367)
Balance, end of period	(1,205)	(1,731)	(3,112)
Total stockholders' equity	$ 9,034	$ 8,082	$ 5,585

	Year Ended January 31,		
	2025	2024	2023
Common stock shares:			
Balance, beginning of period	263,862	257,991	251,209
Issuance of common stock under employee equity plans	7,959	7,739	7,158
Purchase of treasury stock from the exercise of convertible senior notes hedges	0	0	(635)
Settlement of convertible senior notes	0	0	635
Issuance of common stock in business combination	24	76	76
Shares withheld related to net share settlement of equity awards	(2,579)	(95)	(2)
Common stock repurchased	(2,914)	(1,849)	(450)
Balance, end of period	266,352	263,862	257,991

See Notes to Consolidated Financial Statements

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended January 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income (loss)	$ 526	$ 1,381	$ (367)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	326	282	364
Share-based compensation expense	1,519	1,416	1,295
Amortization of deferred costs	251	213	175
Non-cash lease expense	103	96	92
Losses on investments, net	16	19	31
Accretion of discounts on marketable debt securities, net	(113)	(149)	(42)
Deferred income taxes	33	(1,058)	4
Other	18	(17)	57
Changes in operating assets and liabilities, net of business combinations:			
Trade and other receivables, net	(313)	(87)	(319)
Deferred costs	(337)	(342)	(293)
Prepaid expenses and other assets	50	69	(14)
Accounts payable	25	(72)	86
Accrued expenses and other liabilities	(41)	(95)	136
Unearned revenue	398	493	452
Net cash provided by operating activities	2,461	2,149	1,657
Cash flows from investing activities:			
Purchases of marketable securities	(4,786)	(6,150)	(7,183)
Maturities of marketable securities	3,846	4,519	4,949
Sales of marketable securities	273	144	104
Capital expenditures	(269)	(232)	(364)
Business combinations, net of cash acquired	(825)	(8)	0
Purchase of other intangible assets	(3)	(10)	(1)
Purchases of non-marketable equity and other investments	(22)	(16)	(23)
Sales and maturities of non-marketable equity and other investments	5	2	12
Net cash used in investing activities	(1,781)	(1,751)	(2,506)
Cash flows from financing activities:			
Proceeds from issuance of debt, net of debt discount	0	0	2,978
Repayments and extinguishment of debt	0	0	(1,844)
Payments for debt issuance costs	0	0	(7)
Repurchases of common stock	(700)	(423)	(75)
Proceeds from issuance of common stock from employee equity plans	186	177	152
Taxes paid related to net share settlement of equity awards	(636)	(22)	0
Net cash provided by (used in) financing activities	(1,150)	(268)	1,204
Effect of exchange rate changes	0	(1)	(1)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(470)	129	354
Cash, cash equivalents, and restricted cash at the beginning of period	2,024	1,895	1,541
Cash, cash equivalents, and restricted cash at the end of period	$ 1,554	$ 2,024	$ 1,895

See Notes to Consolidated Financial Statements

	Year Ended January 31,		
	2025	2024	2023
Supplemental cash flow data:			
Cash paid for interest	$ 110	$ 110	$ 60
Cash paid for income taxes, net of refunds	65	39	89
Non-cash investing and financing activities:			
Purchases of property and equipment, accrued but not paid	27	52	51
Accrued taxes related to net share settlement of equity awards	13	0	0

	As of January 31,		
	2025	2024	2023
Reconciliation of cash, cash equivalents, and restricted cash as shown in the Consolidated Statements of Cash Flows:			
Cash and cash equivalents	$ 1,543	$ 2,012	$ 1,886
Restricted cash included in Prepaid expenses and other current assets	11	12	9
Total cash, cash equivalents, and restricted cash	$ 1,554	$ 2,024	$ 1,895

As used in this report, the terms "Workday," "registrant," "we," "us," and "our" mean Workday, Inc. and its subsidiaries unless the context indicates otherwise.

Note 1. Overview and Basis of Presentation

Description of the Business

Workday is a leading enterprise platform that provides organizations with solutions for financial management, human capital management ("HCM"), planning, spend management, and analytics. With Workday, our customers have an artificial intelligence ("AI")-powered cloud platform that helps them manage their most important assets – their people and money.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2025, for example, refer to the fiscal year ended January 31, 2025.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and include the results of Workday, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Certain prior period amounts reported in our consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments, and assumptions include, but are not limited to, the identification of distinct performance obligations for revenue recognition, the determination of the period of benefit for deferred commissions, the realizability of deferred tax assets, the measurement of uncertain tax positions, the fair value and useful lives of assets acquired and liabilities assumed through business combinations, and the valuation of non-marketable equity investments. Actual results could differ from those estimates, judgments, and assumptions, and such differences could be material to our consolidated financial statements.

Segment Information

We operate as a single operating and reportable segment: cloud applications. Although we offer a variety of enterprise cloud solutions to a diverse global customer base, we operate in one operating segment because our business activities are managed on a consolidated basis, our service offerings all operate on the Workday platform and are deployed in a similar manner, and our Chief Operating Decision Maker ("CODM"), who is our Chief Executive Officer, allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Our CODM assesses performance and decides how to allocate resources based on Net income, as reported on the Consolidated Statements of Operations. Net income is used to evaluate the overall profitability of the business and to guide decisions on how to invest in and grow the business. Our CODM also reviews Total assets, as reported on the Consolidated Balance Sheets, and Capital expenditures, as reported on the Consolidated Statements of Cash Flows. Significant segment expenses include the costs and expenses presented on the Consolidated Statements of Operations. Other segment items include Other income (expense), net and Provision for (benefit from) income taxes.

Note 2. Accounting Standards and Significant Accounting Policies

Summary of Significant Accounting Policies

Revenue Recognition

We derive our revenues from subscription services and professional services. Revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for services rendered. Revenues are recognized net of any taxes collected from customers which are subsequently remitted to governmental authorities.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenues when, or as, we satisfy a performance obligation.

Subscription Services Revenues

Subscription services revenues primarily consist of fees that provide customers access to one or more of our cloud applications for financial management, spend management, human capital management, planning, and analytics, with routine customer support. Revenues are generally recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer. To date, we have not allocated any significant variable consideration to the transaction price. Our subscription contracts are generally three years or longer in length and are generally noncancelable.

Professional Services Revenues

Professional services revenues primarily consist of consulting fees for deployment and optimization services, as well as training. Our consulting contracts are billed on a time and materials basis or a fixed price basis. For contracts billed on a time and materials basis, revenues are recognized over time as the professional services are performed. For contracts billed on a fixed price basis, revenues are recognized over time based on the proportion of the professional services performed.

Contracts with Multiple Performance Obligations

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, the cloud applications sold, customer demographics, geographic locations, and the number and types of users within our contracts.

We use a range of amounts to estimate SSP for both subscription and professional services sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the performance obligations. We use historical sales transaction data, among other factors, to determine the SSP for each distinct performance obligation. Our SSP ranges are reassessed on a periodic basis or when facts and circumstances change. Changes in SSP for our services can evolve over time due to changes in our pricing practices that are influenced by market competition, changes in demand for our services, and other economic factors. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes to SSP and may therefore impact revenue recognized in our consolidated financial statements.

Contract Balances

We generally invoice our customers annually in advance for our subscription services and in arrears for our professional services. Payment terms and conditions vary by contract type and by customer, and payment is generally required within 30 days from date of invoicing. The timing of revenue recognition may differ from the timing of invoicing customers, and these timing differences result in trade receivables, contract assets, or contract liabilities (unearned revenue) on the Consolidated Balance Sheets.

Trade Receivables and Contract Assets

We record a trade receivable when an unconditional right to consideration exists, such that only the passage of time is required before payment of consideration is due. A contract asset is recognized when a conditional right to consideration exists and transfer of control has occurred. The current and noncurrent portions of contract assets are included in Trade and other receivables and Other assets, respectively, on the Consolidated Balance Sheets.

We maintain an allowance for credit losses for expected uncollectible trade receivables and contract assets, which is recorded as an offset to trade receivables or contract assets. We assess our allowance for credit losses by taking into consideration forecasts of future economic conditions, information about past events, such as our historical trend of write-offs, and customer-specific circumstances, such as bankruptcies and disputes. The allowance for credit losses is recorded in General and administrative expenses on the Consolidated Statements of Operations.

Unearned Revenue

Contract liabilities consist of unearned revenue, which is recorded when we invoice in advance of revenues being recognized from our contracts. Unearned revenue that is anticipated to be recognized during the succeeding twelve-month period is recorded as current unearned revenue and the remaining portion is recorded as noncurrent.

Fair Value Measurement

We measure our cash equivalents, marketable securities, and foreign currency derivative contracts at fair value at each reporting period using a fair value hierarchy that requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, we measure our non-marketable equity investments for which there has been an impairment or an observable price change from an orderly transaction for identical or similar investments of the same issuer at fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase. Our cash equivalents generally consist of investments in corporate bonds, commercial paper, and money market funds.

Debt Securities

Debt securities generally consist of investments in U.S. treasury securities, U.S. agency obligations, corporate bonds, commercial paper, and asset-backed securities. We classify our debt securities as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. We consider all debt securities as funds available for use in current operations, including those with maturity dates beyond one year, and therefore classify these securities as current assets on the Consolidated Balance Sheets. Debt securities included in Marketable securities on the Consolidated Balance Sheets consist of securities with original maturities at the time of purchase greater than three months, and the remaining securities are included in Cash and cash equivalents. Realized gains or losses from the sales of debt securities are based on the specific identification method.

When the fair value of a debt security is below its amortized cost, the amortized cost should be written down to its fair value if (i) it is more likely than not that management will be required to sell the impaired security before recovery of its amortized basis or (ii) management has the intention to sell the security. If neither of these conditions are met, we must determine whether the impairment is due to credit losses. To determine the amount of credit losses, we compare the present value of the expected cash flows of the security, derived by taking into account the issuer's credit ratings and remaining payment terms, with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recorded in Other income (expense), net on the Consolidated Statements of Operations. Non-credit related losses are recorded in Accumulated other comprehensive income (loss) ("AOCI").

If quoted prices for identical instruments are available in an active market, debt securities are classified within Level 1 of the fair value hierarchy. If quoted prices for identical instruments in active markets are not available, fair values are estimated using quoted prices of similar instruments and are classified within Level 2 of the fair value hierarchy. To date, all of our debt securities can be valued using one of these two methodologies.

Equity Investments

Non-Marketable Equity Investments Measured Using the Measurement Alternative

Non-marketable equity investments measured using the measurement alternative include investments in privately held companies without readily determinable fair values in which we do not own a controlling interest or exercise significant influence. These investments are recorded at cost and are adjusted for observable transactions for same or similar securities of the same issuer or impairment events. These investments are included in Other assets on the Consolidated Balance Sheets. Additionally, we assess our non-marketable equity investments quarterly for impairment. Adjustments and impairments are recorded in Other income (expense), net on the Consolidated Statements of Operations.

Marketable Equity Investments

We may hold marketable equity investments with readily determinable fair values over which we do not own a controlling interest or exercise significant influence. Marketable equity investments are included in Marketable securities on the Consolidated Balance Sheets. They are measured using quoted prices in active markets with changes recorded in Other income (expense), net on the Consolidated Statements of Operations.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and then amortized on a straight-line basis over a period of benefit that we have determined to be five years. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors. Amortization expense is included in Sales and marketing expenses on the Consolidated Statements of Operations.

Derivative Financial Instruments and Hedging Activities

We use derivative financial instruments to manage foreign currency exchange risk. Derivative instruments are measured at fair value and recorded as either an asset or liability on the Consolidated Balance Sheets. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. For derivative instruments designated as cash flow hedges ("cash flow hedges"), which we use to hedge a portion of our forecasted foreign currency revenue and expense transactions, the gains or losses are recorded in AOCI on the Consolidated Balance Sheets and subsequently reclassified to the same line item as the hedged transaction on the Consolidated Statements of Operations in the same period that the hedged transaction affects earnings. The effectiveness of the cash flow hedges is assessed quantitatively using regression at inception of the hedge and on an ongoing basis. For derivative instruments not designated as hedging instruments ("non-designated hedges"), which we use to hedge a portion of our net outstanding monetary assets and liabilities, the gains or losses are recorded in Other income (expense), net on the Consolidated Statements of Operations in the period incurred. Cash flows from the settlement of forward contracts designated as cash flow hedges and non-designated hedges are classified as operating activities on the Consolidated Statements of Cash Flows.

Our foreign currency contracts are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, except for land which is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as shown in the table below. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Computers, equipment, and software	2 - 10 years
Buildings	10 - 60 years
Leasehold improvements	shorter of the related lease term or ten years
Furniture, fixtures, and transportation equipment	5 - 12 years
Land improvements	15 years

Business Combinations

We allocate the purchase consideration of acquired companies to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess recorded to goodwill. Our estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, including uncertain tax positions and tax-related valuation allowances, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations.

In the event that we acquire a company in which we previously held an equity interest, the difference between the fair value of the shares as of the date of the acquisition and the carrying value of the equity investment is recorded as a non-cash gain or loss within Other income (expense), net on the Consolidated Statements of Operations.

Goodwill and Acquisition-Related Intangible Assets

Acquisition-related intangible assets with finite lives are amortized over their estimated useful lives. Goodwill amounts are not amortized. Acquisition-related intangible assets and goodwill are tested for impairment at least annually, and more frequently upon the occurrence of certain events.

Leases

We have entered into operating lease agreements for our office space, data centers, and other property and equipment. Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Right-of-use assets also include adjustments related to prepaid or deferred lease payments and lease incentives. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate to determine the present value of lease payments.

We have elected to combine lease and non-lease components for each of our existing underlying asset classes and to exclude leases with a term of 12 months or less from our Consolidated Balance Sheets. We recognize variable lease costs, including common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor, in the Consolidated Statements of Operations in the period incurred. Options to extend or terminate a lease are included in the lease term when it is reasonably certain that we will exercise such options.

Treasury Stock

Treasury stock is accounted for using the cost method and recorded as a reduction to Stockholders' equity on the Consolidated Balance Sheets. Incremental direct costs to purchase treasury stock are included in the cost of the shares acquired.

To determine the cost of treasury stock that is either sold or re-issued, we use the first in, first out method. When treasury stock is re-issued at a price higher than its cost, the increase is recorded in Additional paid-in capital on the Consolidated Balance Sheets. When treasury stock is re-issued at a price lower than its cost, the decrease is recorded in Additional paid-in capital to the extent that there are previously recorded increases to offset the decrease. Any decreases in excess of that amount are recorded in Accumulated deficit on the Consolidated Balance Sheets.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense was $204 million, $194 million, and $172 million for fiscal 2025, 2024, and 2023, respectively.

Share-Based Compensation

We measure and recognize compensation expense for share-based awards issued to employees and non-employees, primarily including restricted stock units ("RSUs") and purchases under our employee stock purchase plan ("ESPP"), on the Consolidated Statements of Operations.

For RSUs, fair value is based on the closing price of our common stock on the grant date. Compensation expense, net of estimated forfeitures, is recognized on a straight-line basis over the requisite service period. The requisite service period of the awards is generally the same as the vesting period.

For shares issued under the ESPP, fair value is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized on a straight-line basis over the offering period. We determine the assumptions for the option-pricing model as follows:

- *Risk-Free Interest Rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date closest to the grant date for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the ESPP purchase rights.
- *Expected Term.* The expected term represents the period that our ESPP is expected to be outstanding. The expected term for the ESPP approximates the offering period.
- *Volatility.* The volatility is based on a blend of historical volatility and implied volatility of our common stock. Implied volatility is based on market traded options of our common stock.
- *Dividend Yield.* The dividend yield is assumed to be zero as we have not paid and do not expect to pay dividends.

Restructuring

Restructuring costs are associated with a formal restructuring plan and are primarily related to employee severance, the closure of facilities, and cancellation of certain contracts. For involuntary employee termination benefits not provided under an ongoing benefit arrangement, costs are recognized when the plan is communicated to the employees. For ongoing employee benefit arrangements, inclusive of statutory requirements, costs are recognized when it becomes probable that an obligation has been incurred and the amount can be reasonably estimated. Costs related to contracts without future benefit or contract termination are recognized at the earlier of the contract termination or the cease-use dates, and losses on owned real estate are recognized when all of the held for sale criteria are met. The liabilities for restructuring charges are generally included in Accrued expenses and other liabilities or Accrued compensation on the Consolidated Balance Sheets.

Income Taxes

We record a provision for (benefit from) income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the net amount that is more likely than not to be realized. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.

We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50% likely to be realized upon settlement with the taxing authority. To the extent the assessment of such tax position changes, such difference will affect the provision for (benefit from) income taxes in the period in which we make the determination. We recognize interest accrued and penalties related to unrecognized tax benefits in the provision for (benefit from) income taxes.

Warranties and Indemnification

Our cloud applications are generally warranted to perform materially in accordance with our online documentation under normal use and circumstances. Additionally, our contracts generally include provisions for indemnifying customers against liabilities if use of our cloud applications infringe a third party's intellectual property rights. We may also incur liabilities if we breach the security, privacy, and/or confidentiality obligations in our contracts. To date, we have not incurred any material costs, and we have not accrued any liabilities in the accompanying consolidated financial statements, as a result of these obligations.

In our standard agreements with customers, we commit to defined levels of service availability and performance and, under certain circumstances, permit customers to receive credits in the event that we fail to meet those levels. In the event our failure to meet those levels triggers a termination right for a customer, we permit a terminating customer to receive a refund of prepaid amounts related to unused subscription services. To date, we have not experienced any significant failures to meet defined levels of availability and performance and, as a result, we have not accrued any liabilities related to these agreements on the consolidated financial statements.

Foreign Currency Exchange

The functional currency for certain of our foreign subsidiaries is the U.S. dollar, while others use local currencies. We translate the foreign functional currency financial statements to U.S. dollars for those entities that do not have the U.S. dollar as their functional currency using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenues and expenses, and the historical exchange rates for equity transactions. The effects of foreign currency translation adjustments are recorded in AOCI on the Consolidated Balance Sheets. Foreign currency transaction gains and losses are included in Other income (expense), net on the Consolidated Statements of Operations.

Concentrations of Risk and Significant Customers

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, debt securities, derivative instruments, and trade and other receivables. Our deposits exceed federally insured limits.

No customer individually accounted for more than 10% of trade and other receivables, net as of January 31, 2025, or 2024. No customer individually accounted for more than 10% of total revenues during fiscal 2025, 2024, or 2023.

Other than the United States, no country individually accounted for more than 10% of total revenues during fiscal 2025, 2024, or 2023.

In order to reduce the risk of disruption of our cloud applications, we have established data centers in various geographic regions. We serve our customers and users from data center facilities operated by third parties, located in the United States and Europe. We have internal procedures to restore services in the event of disruption at one of our data center facilities. Even with these procedures for disaster recovery in place, our cloud applications could be significantly interrupted during the implementation of the procedures to restore services.

In addition, we rely upon third-party hosted infrastructure partners, including Amazon Web Services ("AWS") and Google Cloud, to serve customers globally and operate certain aspects of our services. Given this, any disruption of or interference at our hosted infrastructure partners may impact our operations and our business could be adversely impacted.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires enhanced segment disclosures primarily focusing on significant segment expenses. This ASU also requires public entities with a single reportable segment to provide all the disclosures required by the updated standard and all existing segment disclosures in Topic 280 on an interim and annual basis. These amendments do not change how a public entity identifies its operating and reportable segments. We adopted this ASU effective February 1, 2024. For further information, see Note 1, Overview and Basis of Presentation.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Disclosures*, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The updated standard allows for adoption on a prospective basis, with a retrospective option. We do not intend to early adopt, and are currently evaluating the impacts of the updated standard.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which requires the disclosure of additional information about specific expense categories in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The updated standard allows for adoption on a prospective or retrospective basis. We are currently evaluating the impacts of the updated standard.

Note 3. Investments

Debt Securities

As of January 31, 2025, debt securities consisted of the following (in millions):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
U.S. treasury securities	$ 2,069	$ 4	$ (1)	$ 2,072
U.S. agency obligations	634	2	0	636
Corporate bonds	3,532	11	(3)	3,540
Commercial paper	294	0	0	294
Asset-backed securities	104	0	0	104
Other debt securities	5	0	0	5
Total debt securities	$ 6,638	$ 17	$ (4)	$ 6,651
Included in Cash and cash equivalents	$ 177	$ 0	$ 0	$ 177
Included in Marketable securities	$ 6,461	$ 17	$ (4)	$ 6,474

As of January 31, 2024, debt securities consisted of the following (in millions):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
U.S. treasury securities	$ 2,072	$ 4	$ (2)	$ 2,074
U.S. agency obligations	753	2	(1)	754
Corporate bonds	2,496	9	(5)	2,500
Commercial paper	1,232	0	0	1,232
Total debt securities	$ 6,553	$ 15	$ (8)	$ 6,560
Included in Cash and cash equivalents	$ 759	$ 0	$ 0	$ 759
Included in Marketable securities	$ 5,794	$ 15	$ (8)	$ 5,801

The fair values of debt securities, by remaining contractual maturity, were as follows (in millions):

	January 31, 2025
Due within 1 year	$ 2,676
Due 1 year through 5 years	3,811
Due 5 years through 10 years	139
Due after 10 years	25
Total debt securities	$ 6,651

Actual maturities may differ from contractual maturities because borrowers may have certain prepayment conditions.

Interest receivable of $53 million and $35 million is included in Prepaid expenses and other current assets on the Consolidated Balance Sheets as of January 31, 2025, and 2024, respectively.

The unrealized losses on our debt securities primarily resulted from changes in market interest rates. We do not intend to sell these debt securities and it is not more likely than not that we will be required to sell the debt securities before recovery of their amortized cost bases, which may be at maturity. We did not recognize any credit-related losses on our debt securities during the periods presented. The following tables summarize the aggregate fair value and gross unrealized losses for all debt securities in an unrealized loss position, aggregated by investment category and the length of time that individual securities have been in a continuous loss position (in millions):

| | As of January 31, 2025 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. treasury securities	$ 555	$ (1)	$ 0	$ 0	$ 555	$ (1)
Corporate bonds	966	(3)	74	0	1,040	(3)
Total	$ 1,521	$ (4)	$ 74	$ 0	$ 1,595	$ (4)

| | As of January 31, 2024 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. treasury securities	$ 921	$ (2)	$ 78	$ (1)	$ 999	$ (3)
U.S. agency obligations	234	0	100	(1)	334	(1)
Corporate bonds	921	(3)	171	(1)	1,092	(4)
Total	$ 2,076	$ (5)	$ 349	$ (3)	$ 2,425	$ (8)

We sold $273 million, $59 million, and $98 million of debt securities during fiscal 2025, 2024, or 2023, respectively. The realized gains and losses from the sales were immaterial.

Equity Investments

Equity investments consisted of the following (in millions):

| | Consolidated Balance Sheets Location | As of January 31, | |
		2025	2024
Money market funds	Cash and cash equivalents	$ 988	$ 1,017
Non-marketable equity investments measured using the measurement alternative	Other assets	244	248
Total equity investments		$ 1,232	$ 1,265

Total realized and unrealized gains and losses associated with our equity investments consisted of the following (in millions):

| | As of January 31, | | |
	2025	2024	2023
Net realized gains (losses) recognized on equity investments sold [1]	$ (6)	$ 6	$ (1)
Net unrealized losses recognized on equity investments held as of the end of the period	(12)	(30)	(26)
Total net losses recognized in Other income (expense), net	$ (18)	$ (24)	$ (27)

(1) Reflects the difference between the sale proceeds and the carrying value of the equity investments at the beginning of the fiscal year.

Non-Marketable Equity Investments Measured Using the Measurement Alternative

The carrying values for our non-marketable equity investments are summarized below (in millions):

| | As of January 31, | |
	2025	2024
Total initial cost	$ 217	$ 213
Cumulative net unrealized gains (losses)	27	35
Carrying value	$ 244	$ 248

In fiscal 2025, we recorded losses related to impairments and exits of $18 million, upward adjustments of $5 million, and downward adjustments of $5 million on our non-marketable equity investments. In fiscal 2024, we recorded impairment losses of $30 million. In fiscal 2023, we recorded upward adjustments of $8 million and impairment losses of $16 million.

Marketable Equity Investments

We held no marketable equity investments in fiscal 2025. During fiscal 2024, we sold marketable equity investments for proceeds of $87 million, with corresponding realized gains of $6 million.

During fiscal 2023, we sold marketable equity investments for proceeds of $6 million, and the realized gains from the sales were not material. Additionally, we recorded unrealized net losses of $18 million on marketable equity investments held as of January 31, 2023.

Note 4. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of January 31, 2025 (in millions):

	Level 1	Level 2	Level 3	Total
U.S. treasury securities	$ 2,072	$ 0	$ 0	$ 2,072
U.S. agency obligations	0	636	0	636
Corporate bonds	0	3,540	0	3,540
Commercial paper	0	294	0	294
Asset-backed securities	0	104	0	104
Other debt securities	0	5	0	5
Money market funds	988	0	0	988
Foreign currency derivative assets	0	112	0	112
Total assets	$ 3,060	$ 4,691	$ 0	$ 7,751
Foreign currency derivative liabilities	$ 0	$ 26	$ 0	$ 26
Total liabilities	$ 0	$ 26	$ 0	$ 26

The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of January 31, 2024 (in millions):

	Level 1	Level 2	Level 3	Total
U.S. treasury securities	$ 2,074	$ 0	$ 0	$ 2,074
U.S. agency obligations	0	754	0	754
Corporate bonds	0	2,500	0	2,500
Commercial paper	0	1,232	0	1,232
Money market funds	1,017	0	0	1,017
Foreign currency derivative assets	0	46	0	46
Total assets	$ 3,091	$ 4,532	$ 0	$ 7,623
Foreign currency derivative liabilities	$ 0	$ 27	$ 0	$ 27
Total liabilities	$ 0	$ 27	$ 0	$ 27

Non-Marketable Equity Investments Measured at Fair Value on a Non-Recurring Basis

Non-marketable equity investments that have been remeasured due to an observable event or impairment are classified within Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the investments we hold. For further information, see Note 3, Investments.

Fair Value Measurements of Other Financial Instruments

We carry our debt at face value less unamortized debt discount and issuance costs on the Consolidated Balance Sheets and present the fair value for disclosure purposes only. The fair values of all of our debt obligations are categorized as Level 2 financial instruments. For further information on the fair values of our debt and the inputs used in the calculations, see Note 11, Debt.

Note 5. Deferred Costs

Deferred costs, which consist of deferred sales commissions, were $828 million and $741 million as of January 31, 2025, and 2024, respectively. Amortization expense for the deferred costs was $251 million, $213 million, and $175 million for fiscal 2025, 2024, and 2023, respectively. There was no impairment loss in relation to the costs capitalized for the periods presented.

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following (in millions):

| | As of January 31, | |
	2025	2024
Computers, equipment, and software	$ 1,370	$ 1,387
Buildings	752	726
Leasehold improvements	252	213
Furniture, fixtures, and transportation equipment	108	99
Land and land improvements	81	81
Property and equipment, gross	2,563	2,506
Less accumulated depreciation and amortization	(1,324)	(1,272)
Property and equipment, net	$ 1,239	$ 1,234

Depreciation expense totaled $243 million, $203 million, and $275 million for fiscal 2025, 2024, and 2023, respectively.

Note 7. Business Combinations

Evisort Acquisition

On October 8, 2024, we acquired all outstanding stock of Evisort Inc. ("Evisort"), a provider of an AI-native document intelligence platform. With Evisort, we intend to add AI-powered document intelligence solutions across our suite of finance and HCM applications. We have included the financial results of Evisort in our consolidated financial statements from the date of acquisition.

The total acquisition-date fair value of the purchase consideration was $311 million, which was paid in cash. We recorded developed technology intangible assets of $44 million (to be amortized over an estimated useful life of 6 years), customer relationships intangible assets of $28 million (to be amortized over an estimated useful life of 14 years), and goodwill of $223 million. The goodwill recognized was primarily attributable to the expected synergies from integrating Evisort's technology into our product portfolio. The goodwill is not deductible for income tax purposes. The fair values of assets acquired and liabilities assumed may be subject to change over the measurement period as additional information is received and certain tax matters are finalized. The measurement period will end no later than one year from the acquisition date.

Separate operating results and pro forma results of operations for Evisort have not been presented as the effect of this acquisition was not material to our financial results.

HiredScore Acquisition

On March 29, 2024, we acquired all outstanding stock of HiredScore, Inc. ("HiredScore"), a provider of AI-powered talent orchestration solutions. With HiredScore, Workday provides customers with a comprehensive, transparent, and intelligent talent acquisition and internal mobility offering, helping them better address their ever-evolving people needs. We have included the financial results of HiredScore in our consolidated financial statements from the date of acquisition.

The total acquisition-date fair value of the purchase consideration was $530 million, which was paid in cash. The purchase consideration was preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with the excess recorded to goodwill. The fair values of assets acquired and liabilities assumed may be subject to change over the measurement period as additional information is received and certain tax matters are finalized. The primary areas that are subject to change include income taxes payable and deferred taxes. The measurement period will end no later than one year from the acquisition date. The preliminary fair values of the assets acquired and liabilities assumed as of the date of acquisition were as follows (in millions):

Cash	$ 11
Acquisition-related intangible assets	135
Goodwill	409
Other assets	13
Other liabilities	(38)
Total	$ 530

The fair values and weighted-average useful lives of the acquired intangible assets by category were as follows (in millions, except years):

	Estimated Fair Values	Weighted-Average Useful Lives (in Years)
Developed technology	$ 111	8
Customer relationships	23	14
Trade name	1	1
Total acquisition-related intangible assets	$ 135	9

The goodwill recognized was primarily attributable to the assembled workforce and the expected synergies from integrating HiredScore's technology into our product portfolio. The goodwill is not deductible for income tax purposes.

Separate operating results and pro forma results of operations for HiredScore have not been presented as the effect of this acquisition was not material to our financial results.

Note 8. Acquisition-Related Intangible Assets, Net

Acquisition-related intangible assets, net consisted of the following as of January 31, 2025 (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Developed technology	$ 473	$ (303)	$ 170
Customer relationships	362	(171)	191
Backlog	15	(15)	0
Trade name	14	(14)	0
Total	$ 864	$ (503)	$ 361

Acquisition-related intangible assets, net consisted of the following as of January 31, 2024 (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Developed technology	$ 318	$ (256)	$ 62
Customer relationships	311	(140)	171
Backlog	15	(15)	0
Trade name	13	(13)	0
Total	$ 657	$ (424)	$ 233

Amortization expense related to acquisition-related intangible assets was $79 million, $74 million, and $86 million for fiscal 2025, 2024, and 2023, respectively.

As of January 31, 2025, our future estimated amortization expense related to acquisition-related intangible assets was as follows (in millions):

Fiscal Period:	
2026	$ 82
2027	57
2028	53
2029	43
2030	35
Thereafter	91
Total	$ 361

Note 9. Other Assets

Other assets consisted of the following (in millions):

	As of January 31,	
	2025	2024
Non-marketable equity and other investments	$ 247	$ 248
Derivative assets	52	14
Contract assets	44	21
Technology patents and other intangible assets, net	25	26
Prepayments for goods and services	16	14
Deposits	10	8
Other	24	6
Total other assets	$ 418	$ 337

Technology patents and other intangible assets with estimable useful lives are amortized on a straight-line basis. As of January 31, 2025, the future estimated amortization expense was as follows (in millions):

Fiscal Period:	
2026	$ 4
2027	3
2028	3
2029	3
2030	2
Thereafter	10
Total	$ 25

Note 10. Derivative Instruments

We conduct business on a global basis in multiple foreign currencies, subjecting Workday to foreign currency exchange risk. To mitigate this risk, we utilize derivative hedging contracts as described below. We do not enter into any derivatives for trading or speculative purposes.

Cash Flow Hedges

We enter into foreign currency forward contracts to hedge a portion of our forecasted revenue and expense transactions. We designate these forward contracts as cash flow hedging instruments since the accounting criteria for such designation has been met.

As of January 31, 2025, we estimate that $23 million of net gains recorded in AOCI related to our cash flow hedges will be reclassified into income within the next 12 months.

As of January 31, 2025, and 2024, the notional values of the cash flow hedges that we held to buy U.S. dollars in exchange for other currencies were $2.8 billion and $2.5 billion, respectively. The notional values of the cash flow hedges that we held to sell U.S. dollars in exchange for other currencies were $420 million and $399 million as of January 31, 2025, and 2024, respectively. All contracts had maturities of less than 60 months.

Non-Designated Hedges

We also enter into foreign currency forward contracts to hedge a portion of our net outstanding monetary assets and liabilities. These forward contracts are intended to offset foreign currency gains or losses associated with the underlying monetary assets and liabilities and are recorded on the Consolidated Balance Sheets at fair value.

As of January 31, 2025, and 2024, the notional values of the non-designated hedges that we held to buy U.S. dollars in exchange for other currencies were $242 million and $237 million, respectively, and the notional values of the non-designated hedges that we held to sell U.S. dollars in exchange for other currencies were $91 million and $11 million, respectively.

The fair values of outstanding derivative instruments were as follows (in millions):

	Consolidated Balance Sheets Location	As of January 31, 2025	As of January 31, 2024
Derivative assets:			
Cash flow hedges	Prepaid expenses and other current assets	$ 59	$ 30
Cash flow hedges	Other assets	52	14
Non-designated hedges	Prepaid expenses and other current assets	1	2
Total derivative assets		$ 112	$ 46
Derivative liabilities:			
Cash flow hedges	Accrued expenses and other current liabilities	$ 22	$ 14
Cash flow hedges	Other liabilities	3	12
Non-designated hedges	Accrued expenses and other current liabilities	1	1
Total derivative liabilities		$ 26	$ 27

The effect of cash flow hedges on the Consolidated Statements of Operations was as follows (in millions):

Consolidated Statements of Operations Location	Year Ended January 31, 2025 Total	Year Ended January 31, 2025 Gains (losses) related to cash flow hedges	Year Ended January 31, 2024 Total	Year Ended January 31, 2024 Gains (losses) related to cash flow hedges	Year Ended January 31, 2023 Total	Year Ended January 31, 2023 Gains (losses) related to cash flow hedges
Revenues	$ 8,446	$ 30	$ 7,259	$ 62	$ 6,216	$ 17
Costs and expenses	8,031	(3)	7,076	1	6,438	(29)
Provision for (benefit from) income taxes	112	0	(1,025)	0	107	(6)

Pre-tax gains (losses) associated with cash flow hedges were as follows (in millions):

	Consolidated Statements of Operations and Statements of Comprehensive Income (Loss) Locations	Year Ended January 31,		
		2025	2024	2023
Gains (losses) recognized in OCI	Net change in unrealized gains (losses) on cash flow hedges	$ 96	$ 16	$ 40
Gains (losses) reclassified from AOCI into income (effective portion)	Revenues	30	62	17
Gains (losses) reclassified from AOCI into income (effective portion)	Costs and expenses	(3)	1	(29)
Gains (losses) reclassified from AOCI into income (effective portion)	Provision for (benefit from) income taxes	0	0	(6)

Gains (losses) associated with non-designated hedges were as follows (in millions):

	Consolidated Statements of Operations Location	Year Ended January 31,		
		2025	2024	2023
Gains (losses) related to non-designated hedges	Other income (expense), net	$ 4	$ 5	$ 10

We are subject to netting agreements with all of the counterparties of the foreign exchange contracts, under which we are permitted to net settle transactions of the same currency with a single net amount payable by one party to the other. It is our policy to present the derivatives gross on the Consolidated Balance Sheets. Our foreign currency forward contracts are not subject to any credit contingent features or collateral requirements. We manage our exposure to counterparty risk by entering into contracts with a diversified group of major financial institutions and by actively monitoring outstanding positions.

As of January 31, 2025, information related to these offsetting arrangements was as follows (in millions):

	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheets	Net Amounts of Assets Presented on the Consolidated Balance Sheets	Gross Amounts Not Offset on the Consolidated Balance Sheets		Net Assets Exposed
				Financial Instruments	Cash Collateral Received	
Derivative assets:						
Counterparty A	$ 23	$ 0	$ 23	$ (2)	$ 0	$ 21
Counterparty B	17	0	17	(9)	0	8
Counterparty C	4	0	4	(4)	0	0
Counterparty D	48	0	48	(9)	0	39
Counterparty E	5	0	5	0	0	5
Counterparty F	9	0	9	(1)	0	8
Counterparty G	6	0	6	(1)	0	5
Total	$ 112	$ 0	$ 112	$ (26)	$ 0	$ 86

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheets	Net Amounts of Liabilities Presented on the Consolidated Balance Sheets	Gross Amounts Not Offset on the Consolidated Balance Sheets		Net Liabilities Exposed
				Financial Instruments	Cash Collateral Pledged	
Derivative liabilities:						
Counterparty A	$ 2	$ 0	$ 2	$ (2)	$ 0	$ 0
Counterparty B	9	0	9	(9)	0	0
Counterparty C	4	0	4	(4)	0	0
Counterparty D	9	0	9	(9)	0	0
Counterparty F	1	0	1	(1)	0	0
Counterparty G	1	0	1	(1)	0	0
Total	$ 26	$ 0	$ 26	$ (26)	$ 0	$ 0

Note 11. Debt

Outstanding debt consisted of the following (in millions):

	As of January 31,		
	2025		**2024**
2027 Notes	$ 1,000	$	1,000
2029 Notes	750		750
2032 Notes	1,250		1,250
Total principal amount	3,000		3,000
Less: unamortized debt discount and issuance costs	(16)		(20)
Debt, noncurrent	$ 2,984	$	2,980

As of January 31, 2025, the future principal payments for the outstanding debt were as follows (in millions):

Fiscal Period:	
2026	$ 0
2027	0
2028	1,000
2029	0
2030	750
Thereafter	1,250
Total principal amount	$ 3,000

Senior Notes

In fiscal 2023, we issued $3.0 billion aggregate principal amount of senior notes, consisting of $1.0 billion aggregate principal amount of 3.500% notes due April 1, 2027 ("2027 Notes"), $750 million aggregate principal amount of 3.700% notes due April 1, 2029 ("2029 Notes"), and $1.25 billion aggregate principal amount of 3.800% notes due April 1, 2032 ("2032 Notes," and together with the 2027 Notes and the 2029 Notes, "Senior Notes"). Interest is payable semi-annually in arrears on April 1 and October 1 of each year, which commenced in October 2022.

The Senior Notes are unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of Workday. We may redeem the Senior Notes in whole or in part at any time or from time to time, at specified redemption dates and prices. In addition, upon the occurrence of certain change of control triggering events, we may be required to repurchase the Senior Notes under specified terms. The indenture governing the Senior Notes also includes covenants (including certain limited covenants restricting our ability to incur certain liens and enter into certain sale and leaseback transactions), events of default, and other customary provisions. As of January 31, 2025, we were in compliance with all covenants associated with the Senior Notes.

We incurred debt discount and issuance costs of approximately $27 million in connection with the Senior Notes offering, which were allocated on a pro rata basis to the 2027 Notes, 2029 Notes, and 2032 Notes. The debt discount and issuance costs are amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the contractual term of each arrangement. The effective interest rates on the 2027 Notes, 2029 Notes, and 2032 Notes, which are calculated as the contractual interest rates adjusted for the debt discount and issuance costs, are 3.67%, 3.82%, and 3.90%, respectively.

As of both January 31, 2025, and 2024, the total estimated fair value of the Senior Notes was $2.8 billion. The estimated fair values of the Senior Notes, which we have classified as Level 2 financial instruments, were determined based on quoted bid prices in an over-the-counter market on the last trading day of the reporting period.

Credit Agreement

In fiscal 2023, we entered into a credit agreement ("2022 Credit Agreement") which provides for a revolving credit facility in an aggregate principal amount of $1.0 billion. The 2022 Credit Agreement replaced the credit agreement entered into in fiscal 2021 ("2020 Credit Agreement"), which provided for a term loan facility in an aggregate original principal amount of $750 million and a revolving credit facility in an aggregate principal amount of $750 million. Concurrently with entering into the 2022 Credit Agreement, we paid off the remaining principal balance of $694 million on the term loan under the 2020 Credit Agreement and terminated the revolving credit facility under the 2020 Credit Agreement which had no outstanding balance. The modification to our revolving credit facility and extinguishment of the term loan under the 2020 Credit Agreement did not have a material impact to our Consolidated Statements of Operations for fiscal 2023.

As of January 31, 2025, and 2024, we had no outstanding revolving loans under the 2022 Credit Agreement. The revolving loans under the 2022 Credit Agreement may be borrowed, repaid, and reborrowed until April 6, 2027, at which time all amounts borrowed must be repaid. The revolving loans under the 2022 Credit Agreement will bear interest, at our option, at a base rate plus a margin of 0.000% to 0.500% or a secured overnight financing rate ("SOFR") plus 10 basis points, plus a margin of 0.750% to 1.500%, with such margin being determined based on our consolidated leverage ratio or debt rating. We are also obligated to pay an ongoing commitment fee on undrawn amounts.

The 2022 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants, including a financial covenant, events of default, and indemnification provisions in favor of the lenders. The negative covenants include restrictions on the incurrence of liens and indebtedness, certain merger transactions, and other matters, all subject to certain exceptions. The financial covenant, based on a quarterly financial test, requires that we do not exceed a maximum leverage ratio of 3.50:1.00, subject to a step-up to 4.50:1.00 at our election for a certain period following an acquisition. As of January 31, 2025, and 2024, we were in compliance with all covenants included in the 2022 Credit Agreement.

Convertible Senior Notes

2022 Notes

In fiscal 2018, we issued 0.25% convertible senior notes due October 1, 2022, with a principal amount of $1.15 billion. The 2022 Notes were unsecured, unsubordinated obligations, and interest was payable in cash in arrears at a fixed rate of 0.25% on April 1 and October 1 of each year. During fiscal 2023, the 2022 Notes were converted by note holders, and we repaid the $1.15 billion principal balance in cash. We also distributed approximately 0.6 million shares of our Class A common stock to note holders during fiscal 2023, which represented the conversion value in excess of the principal amount.

Notes Hedges

In connection with the issuance of the 2022 Notes, we entered into convertible note hedge transactions ("Purchased Options") which gave us the option to purchase, subject to anti-dilution adjustments substantially identical to those in the 2022 Notes, approximately 7.8 million shares of our Class A common stock, respectively, for $147.10 per share. During fiscal 2023, we received approximately 0.6 million shares of our Class A common stock from the exercise of the Purchased Options, which offset the economic dilution to our Class A common stock upon conversion of the 2022 Notes. These shares were recorded as Treasury stock on the Consolidated Balance Sheets. The Purchased Options were separate transactions and were not part of the terms of the 2022 Notes, and the unexercised Purchased Options expired on October 1, 2022.

Warrants

In connection with the issuance of the 2022 Notes, we also entered into transactions to sell warrants ("Warrants") to acquire, subject to anti-dilution adjustments, up to approximately 7.8 million shares of our Class A common stock over 60 scheduled trading days beginning in January 2023 at an exercise price of $213.96 per share. During fiscal 2024, the Warrants fully expired without exercise.

Interest Expense on Debt

The following table sets forth total interest expense recognized related to our debt (in millions):

	Year Ended January 31,					
		2025		2024		2023
Contractual interest expense	$	110	$	110	$	95
Interest cost related to amortization and write-off of debt discount and issuance costs		4		4		7
Total interest expense	$	114	$	114	$	102

Note 12. Leases

We have entered into operating lease agreements for our office space, data centers, and other property and equipment. Operating lease right-of-use assets were $336 million and $289 million as of January 31, 2025, and 2024, respectively, and operating lease liabilities were $378 million and $316 million as of January 31, 2025, and 2024, respectively.

The components of operating lease expense were as follows (in millions):

| | Year Ended January 31, | | |
	2025	2024	2023
Operating lease cost	$ 123	$ 109	$ 99
Short-term lease cost	1	3	4
Variable lease cost	53	46	45
Total operating lease cost	$ 177	$ 158	$ 148

Supplemental cash flow information related to our operating leases was as follows (in millions):

| | Year Ended January 31, | | |
	2025	2024	2023
Cash paid for operating lease liabilities	$ 111	$ 112	$ 94
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	158	139	96

Other information related to our operating leases was as follows:

| | As of January 31, | |
	2025	2024
Weighted average remaining lease term (in years)	5	5
Weighted average discount rate	4.20 %	3.95 %

As of January 31, 2025, maturities of operating lease liabilities were as follows (in millions):

Fiscal Period:	
2026	$ 115
2027	92
2028	82
2029	55
2030	30
Thereafter	59
Total lease payments	433
Less imputed interest	(55)
Total operating lease liabilities	$ 378

As of January 31, 2025, we have additional operating leases for data centers and office space that had not yet commenced with total undiscounted lease payments of $52 million. These operating leases will commence in fiscal 2026, with lease terms ranging from approximately five to ten years.

Note 13. Commitments and Contingencies

Purchase Obligations

Our purchase obligations are primarily related to agreements for third-party hosted infrastructure platforms, data center equipment and software, business technology software and support, and sales and marketing activities. These obligations consist of agreements to purchase goods and services that are enforceable and legally binding, and specify all significant terms and the approximate timing of the payments. For purchase obligations with cancellation provisions, the amounts included in the following table were limited to the non-cancelable portion of the agreement terms or the minimum cancellation fees.

Future payments under purchase obligations with a remaining term in excess of one year as of January 31, 2025, were as follows (in millions):

Fiscal Period:	Third-Party Hosted Infrastructure Platform Obligations		Other Purchase Obligations	
2026	$	306	$	161
2027		358		129
2028		414		108
2029		515		74
2030		0		43
Thereafter		0		35
Total	$	1,593	$	550

Legal Matters

We are a party to various legal proceedings and claims that arise in the ordinary course of business. We make a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In our opinion, as of January 31, 2025, there was not at least a reasonable possibility that we had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such loss contingencies.

Note 14. Stockholders' Equity

Common Stock

As of January 31, 2025, there were 215 million shares of Class A common stock, net of treasury stock, and 51 million shares of Class B common stock outstanding. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to 10 votes per share. Each share of Class B common stock can be converted into a share of Class A common stock at any time at the option of the holder. All of our Class A and Class B shares will convert to a single class of common stock upon the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A common stock and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, and (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock.

Share Repurchase Programs

In August 2024, our Board of Directors authorized the repurchase of up to $1.0 billion of our outstanding shares of Class A common stock ("August 2024 Share Repurchase Program"). Under this program, in accordance with applicable securities laws and other restrictions, we may repurchase shares of our Class A common stock through open market purchases, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in privately negotiated transactions, or by other means. The timing and total amount of share repurchases will depend upon business, economic, and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The August 2024 Share Repurchase Program has no expiration date, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of Class A common stock.

Prior to the August 2024 Share Repurchase Program, our Board of Directors authorized a $500 million share repurchase program in February 2024, which we completed in the third quarter of fiscal 2025, and a $500 million share repurchase program in November 2022, which we completed in the first quarter of fiscal 2025.

The table below sets forth information regarding our share repurchase programs (in millions, except number of shares which are reflected in thousands, and per share data):

| | Year Ended January 31, | | |
	2025	2024	2023
Total number of shares repurchased	2,914	1,849	450
Average price paid per share	$ 240.20	$ 228.67	$ 165.75
Amount repurchased	$ 700	$ 423	$ 75

All repurchases were made in open market transactions. As of January 31, 2025, we were authorized to repurchase a remaining $802 million of our outstanding shares of Class A common stock under the August 2024 Share Repurchase Program.

Employee Equity Plans

In June 2022, our stockholders approved the 2022 Equity Incentive Plan ("2022 Plan"), with a reserve of 30 million shares for issuance. The 2022 Plan serves as the successor to our 2012 Equity Incentive Plan ("2012 Plan" and, together with the 2022 Plan, "Stock Plans"). Awards that are granted on or after the effective date of the 2022 Plan will be granted pursuant to and subject to the terms and provisions of the 2022 Plan. Prior awards granted under the 2012 Plan continue to be subject to the terms and provisions of the 2012 Plan. Shares that are withheld in connection with the net share settlement of RSUs or forfeited are added to the reserves of the 2022 Plan. As of January 31, 2025, we had 17 million shares of Class A common stock available for future grants.

In June 2022, our stockholders approved the Amended and Restated 2012 Employee Stock Purchase Plan ("2012 ESPP"). Under the 2012 ESPP, eligible employees are granted options to purchase shares at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares are granted twice yearly on or about June 1 and December 1, and are exercisable on or about the succeeding November 30 and May 31, respectively. As of January 31, 2025, 2 million shares of Class A common stock were available for issuance under the 2012 ESPP.

Restricted Stock Units

The Stock Plans provide for the issuance of RSUs to employees and non-employees. RSUs generally vest over four years. RSU activity during fiscal 2025 was as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding balance as of January 31, 2024	15,020	$ 203.94
RSUs granted	7,269	252.18
RSUs vested	(4,296)	205.85
RSUs forfeited and canceled [1]	(3,632)	208.95
Outstanding balance as of January 31, 2025	14,361	226.52

(1) Includes shares withheld in connection with the net share settlement of RSUs.

The weighted-average grant date fair value of RSUs granted during fiscal 2025, 2024, and 2023 was $252.18, $197.22, and $200.98, respectively. The total fair value of RSUs vested as of the vesting dates during fiscal 2025, 2024, and 2023 was $1.1 billion, $1.4 billion, and $977 million, respectively.

In the fourth quarter of fiscal 2023, we modified the vesting date of all unvested RSU awards from the 15th to the 5th of each month. This change impacted awards vesting after December 31, 2022, and resulted in an acceleration of share-based compensation expense in fiscal 2023 of $28 million.

As of January 31, 2025, there was a total of $2.4 billion in unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested RSUs, which is expected to be recognized over a weighted-average period of approximately three years.

Market-Based Restricted Stock Units

In December 2022, 0.3 million shares of market-based RSUs were granted to Mr. Eschenbach in connection with his appointment as Co-CEO that vest based on appreciation of the price of our Class A common stock over a multi-year period and upon continued service ("PVU Award"). We estimated the fair value of the PVU Award on the grant date using the Monte Carlo simulation model with the following assumptions: (i) expected volatility of 40%, (ii) risk-free interest rate of 4%, and (iii) total performance period of six years. The weighted-average grant date fair value of the PVU Award was $124.80 per share. We recognize expense for the PVU Award over the requisite service period of five years using the accelerated attribution method. Provided that the requisite service is rendered, the total fair value of the PVU Award at the date of grant is recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the achievement of the specified market criteria.

As of January 31, 2025, there was a total of $9 million in unrecognized compensation cost related to the PVU Award, which is expected to be recognized over approximately three years.

Stock Options

The Stock Plans provide for the issuance of incentive and nonstatutory stock options to employees and non-employees. Stock options issued under the Stock Plans generally are exercisable for periods not to exceed ten years and generally vest over five years.

As of January 31, 2025, there were 0.1 million options outstanding and exercisable with a weighted-average exercise price of $28.97, and an aggregate intrinsic value of $17 million. All stock options were fully vested, with no remaining unrecognized compensation cost.

The total intrinsic value of stock options exercised during fiscal 2025, 2024, and 2023 was $4 million, $5 million, and $41 million, respectively. The intrinsic value is the difference between the current fair value of the stock and the exercise price of the stock option.

Employee Stock Purchase Plan

For fiscal 2025, approximately 1 million shares of Class A common shares were purchased under the 2012 ESPP at a weighted-average price of $179.61 per share, resulting in cash proceeds of $186 million.

The fair value of stock purchase rights granted under the 2012 ESPP was estimated using the following assumptions:

	Year Ended January 31,		
	2025	**2024**	**2023**
Expected volatility	32%	32% - 33%	46% - 49%
Expected term (in years)	0.5	0.5	0.5
Risk-free interest rate	4.43% - 5.39%	5.33% - 5.44%	1.63% - 4.65%
Dividend yield	0%	0%	0%
Grant date fair value per share	$210.83 - $251.46	$215.31 - $272.92	$156.56 - $169.48

Tax Benefits on Share-Based Compensation

In fiscal 2025, 2024, and 2023, we recognized tax benefits on share-based compensation expense of $277 million, $257 million, and $17 million, respectively, which are reflected in the Provision for (benefit from) income taxes on the Consolidated Statements of Operations.

Note 15. Contract Balances and Performance Obligations

Contract Balances

Contract assets and unearned revenue balances were as follows (in millions):

| | Consolidated Balance Sheets Location | As of January 31, | |
		2025	2024
Contract assets:			
Contract assets, current	Trade and other receivables, net	$ 373	$ 240
Contract assets, noncurrent	Other assets	44	21
Total contract assets		$ 417	$ 261
Unearned revenue [(1)]:			
Unearned revenue, current	Unearned revenue	$ 4,467	$ 4,057
Unearned revenue, noncurrent	Unearned revenue, noncurrent	80	70
Total unearned revenue		$ 4,547	$ 4,127

(1)   Included in this balance are amounts related to professional services that are subject to cancellation and pro-rated refund rights of $83 million and $76 million as of January 31, 2025, and 2024, respectively.

Revenues of $4.0 billion, $3.5 billion, and $3.0 billion were recognized during fiscal 2025, 2024, and 2023, respectively, that were included in the unearned revenue balances at the beginning of the respective periods.

Transaction Price Allocated to the Remaining Performance Obligations

As of January 31, 2025, approximately $25.1 billion of revenues are expected to be recognized from remaining performance obligations for subscription contracts. We expect to recognize revenues on approximately $7.6 billion and $13.6 billion of these remaining performance obligations over the next 12 and 24 months, respectively, with the balance recognized thereafter. Revenues from remaining performance obligations for professional services contracts as of January 31, 2025, were not material.

Note 16. Other Income (Expense), Net

Other income (expense), net consisted of the following (in millions):

| | Year Ended January 31, | | |
	2025	2024	2023
Interest income	$ 350	$ 301	$ 97
Interest expense [(1)]	(114)	(114)	(102)
Other [(2)]	(13)	(14)	(33)
Total other income (expense), net	$ 223	$ 173	$ (38)

(1)   Interest expense primarily includes the contractual interest expense of our debt obligations, and the related non-cash interest expense attributable to amortization of the debt discount and issuance costs. For further information, see Note 11, Debt.

(2)   Other primarily includes the net gains (losses) from our equity investments. For further information, see Note 3, Investments.

Note 17. Income Taxes

The components of income (loss) before provision for (benefit from) income taxes were as follows (in millions):

| | Year Ended January 31, | | |
	2025	2024	2023
Domestic	$ 660	$ 465	$ (59)
Foreign	(22)	(109)	(201)
Income (loss) before provision for (benefit from) income taxes	$ 638	$ 356	$ (260)

The provision for (benefit from) income taxes consisted of the following (in millions):

	Year Ended January 31,		
	2025	2024	2023
Current:			
Federal	$ 12	$ 2	$ 0
State	45	19	14
Foreign	23	14	97
Total	80	35	111
Deferred:			
Federal	52	(855)	1
State	(20)	(207)	1
Foreign	0	2	(6)
Total	32	(1,060)	(4)
Provision for (benefit from) income taxes	$ 112	$ (1,025)	$ 107

The items accounting for the difference between income taxes computed at the federal statutory income tax rate and the provision for (benefit from) income taxes consisted of the following:

	Year Ended January 31,		
	2025	2024	2023
Federal statutory rate	21.0 %	21.0 %	21.0 %
Effect of:			
Foreign income at other than U.S. rates	0.2 %	10.9 %	(44.7)%
Intercompany transactions	(1.0)%	(4.3)%	3.5 %
Research tax credits	(15.4)%	(26.3)%	26.5 %
State taxes, net of federal benefit	3.1 %	5.1 %	(4.7)%
Changes in valuation allowance	0.0 %	(315.5)%	(14.9)%
Share-based compensation	8.1 %	19.1 %	(26.5)%
Permanent difference	1.6 %	1.2 %	(0.9)%
Other	(0.1)%	1.2 %	(0.4)%
Total	17.5 %	(287.6)%	(41.1)%

The income tax provision for fiscal 2025 was primarily attributable to an increase in our U.S. pretax income and income tax expenses in profitable foreign jurisdictions.

Significant components of our deferred tax assets and liabilities were as follows (in millions):

| | As of January 31, | |
	2025	2024
Deferred tax assets:		
Tax attributes carryforward	$ 1,290	$ 1,431
Capitalized research and development expense	621	367
Intangibles	429	483
Operating lease liabilities	81	69
Share-based compensation	76	69
Other reserves and accruals	65	47
Other	37	32
Total deferred tax assets	2,599	2,498
Valuation allowance	(1,259)	(1,182)
Deferred tax assets, net of valuation allowance	1,340	1,316
Deferred tax liabilities:		
Deferred commissions	(162)	(145)
Operating lease right-of-use assets	(71)	(62)
Property and equipment	(30)	(13)
Other	(45)	(33)
Total deferred tax liabilities	(308)	(253)
Net deferred tax assets	$ 1,032	$ 1,063

We periodically evaluate the realizability of our deferred tax assets based on all available evidence, both positive and negative, such as historic results, future reversals of existing deferred tax liabilities, projected future taxable income, as well as prudent and feasible tax-planning strategies. The assessment requires significant judgement and is performed in each of the applicable jurisdictions. The remaining valuation allowance of $1.3 billion and $1.2 billion as of January 31, 2025, and 2024, respectively, was primarily related to tax credits in certain state jurisdictions and net operating loss in certain foreign jurisdictions.

The valuation allowance increased by $77 million during fiscal 2025 primarily due to an increase in deferred tax assets on certain state tax credits and net operating losses in certain foreign jurisdictions.

The valuation allowance decreased by $1.2 billion during fiscal 2024 primarily due to the release of the valuation allowance against all U.S. federal and state deferred tax assets, excluding certain state tax credits.

As of January 31, 2025, we had approximately $378 million of federal, $1.4 billion of state, and $3.9 billion of foreign net operating loss and other tax attributes carryforwards available to offset future taxable income. If not utilized, the pre-fiscal 2018 federal and the state net operating loss carryforwards expire in varying amounts between fiscal 2029 and 2043. The federal net operating losses generated in and after fiscal 2018 and the foreign net operating losses and other tax attributes do not expire and may be carried forward indefinitely.

We also had approximately $480 million of federal and $415 million of California research and development tax credit carryforwards as of January 31, 2025. The federal credits expire in varying amounts between fiscal 2036 and 2045. The California research and development tax credits do not expire and may be carried forward indefinitely.

Our ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax law.

We intend to permanently reinvest any future earnings in our foreign operations unless such earnings are subject to U.S. federal income taxes. As of January 31, 2025, we estimate any such hypothetical foreign withholding tax expense to be immaterial to our financial statements.

A reconciliation of the gross unrecognized tax benefits is as follows (in millions):

| | Year Ended January 31, | | | | | |
	2025		2024		2023	
Unrecognized tax benefits at the beginning of the period	$	253	$	196	$	174
Additions for tax positions taken in prior years		15		30		1
Additions for tax positions related to the current year		41		27		21
Unrecognized tax benefits at the end of the period	$	309	$	253	$	196

Our policy is to include interest and penalties related to unrecognized tax benefits within our provision for income taxes. We did not accrue any material interest expense or penalties during fiscal 2025, 2024, and 2023.

Of the total amount of unrecognized tax benefits of $309 million, $184 million, if recognized, would impact the effective tax rate as of January 31, 2025.

We file federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. Due to our net operating loss carryforwards, our income tax returns generally remain subject to examination by federal and most state and foreign tax authorities.

Note 18. Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period, net of treasury stock. Diluted net income (loss) per share is computed by giving effect to all potentially dilutive shares of common stock, including outstanding share-based awards consisting primarily of unvested RSUs and ESPP obligations, our convertible senior notes, and outstanding warrants related to the issuance of convertible senior notes. We determine the dilutive effect of outstanding share-based awards and warrants using the treasury stock method, and the dilutive effect of shares underlying our convertible senior notes using the if-converted method.

The net income (loss) per share is allocated based on the contractual participation rights of the Class A common shares and Class B common shares as if the income (loss) for the period had been distributed. As the liquidation and dividend rights are identical, the net income (loss) is allocated on a proportionate basis. The computation of the diluted net income per share of Class A common stock assumes the conversion of our Class B common stock to Class A common stock, while the diluted net income (loss) per share of Class B common stock does not assume the conversion of those shares.

Basic and diluted net loss per share was the same for fiscal 2023, as the inclusion of potentially outstanding weighted-average shares of common stock would have been anti-dilutive due to the incurrence of net loss during the period.

The following table presents the calculation of basic and diluted net income (loss) per share (in millions, except number of shares, which are reflected in thousands, and per share data):

| | Year Ended January 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Class A	Class B	Class A	Class B	Class A	Class B
Net income (loss) per share, basic:						
Numerator:						
Net income (loss)	$ 422	$ 104	$ 1,094	$ 287	$ (288)	$ (79)
Denominator:						
Weighted-average shares outstanding, basic	212,805	52,452	207,001	54,343	199,805	55,014
Net income (loss) per share, basic	$ 1.98	$ 1.98	$ 5.28	$ 5.28	$ (1.44)	$ (1.44)
Net income (loss) per share, diluted:						
Numerator:						
Net income (loss)	$ 422	$ 104	$ 1,094	$ 287	$ (288)	$ (79)
Reallocation of net income as a result of conversion of Class B to Class A common stock	104	0	287	0	0	0
Reallocation of net income to Class B common stock	0	(2)	0	(4)	0	0
Net income (loss) for diluted calculation	526	102	1,381	283	(288)	(79)
Denominator:						
Weighted-average shares outstanding, basic	212,805	52,452	207,001	54,343	199,805	55,014
Conversion of Class B to Class A common stock	52,452	0	54,343	0	0	0
Dilutive effect of share-based awards	3,948	0	3,941	0	0	0
Weighted-average shares outstanding, diluted	269,205	52,452	265,285	54,343	199,805	55,014
Net income (loss) per share, diluted	$ 1.95	$ 1.95	$ 5.21	$ 5.21	$ (1.44)	$ (1.44)

The computation of diluted net income (loss) per share does not include the effect of the following potentially outstanding weighted-average shares of common stock. The effects of these potentially outstanding shares were not included in the calculation of diluted net income (loss) per share because the effect would have been anti-dilutive (in thousands):

| | Year Ended January 31, | | |
	2025	2024	2023
Shares related to outstanding share-based awards	1,682	2,206	15,454
Shares related to the convertible senior notes	0	0	5,182
Shares subject to warrants related to the issuance of convertible senior	0	0	7,762
Total	1,682	2,206	28,398

Note 19. Geographic Information

Revenues

We sell our subscription contracts and related services in two primary geographical markets: to customers located in the United States and to customers located outside of the United States. Revenues by geography are generally based on the address of the customer as specified in our customer subscription agreement. The following table sets forth revenues by geographic area (in millions):

| | Year Ended January 31, | | |
	2025	2024	2023
United States	$ 6,332	$ 5,457	$ 4,682
Other countries	2,114	1,802	1,534
Total revenues	$ 8,446	$ 7,259	$ 6,216

Long-Lived Assets

Our long-lived assets are attributed to a country based on the physical location of the assets. We define long-lived assets as property and equipment and operating lease right-of-use assets because many of these assets cannot be readily moved and are relatively illiquid, subjecting them to geographic risk. None of our other assets are subject to significant geographic risk. Aggregate Property and equipment, net and Operating lease right-of-use assets by geographic area was as follows (in millions):

	As of January 31,	
	2025	2024
United States	$ 1,197	$ 1,199
Ireland	215	213
Other countries	163	111
Total long-lived assets	$ 1,575	$ 1,523

Note 20. Defined Contribution Plans

We provide defined contribution plans for eligible employees, including a 401(k) plan in the United States and similar plans in certain other countries. Our contributions to these plans were $116 million, $101 million, and $86 million during fiscal 2025, 2024, and 2023, respectively.

Note 21. Restructuring

In February 2025, we announced a restructuring plan ("Fiscal 2026 Restructuring Plan") intended to prioritize our investments and continue advancing our ongoing focus on durable growth. This plan is currently expected to result in the elimination of approximately 8% of our workforce. In connection with this plan, we expect to exit certain owned office space. The activities associated with this plan are expected to be substantially complete by the second quarter of fiscal 2026, subject to local law and consultation requirements.

We estimate that we will incur approximately $230 million to $250 million in charges in connection with this plan, of which $65 million was recognized in the fourth quarter of fiscal 2025, and the remainder is expected to be recognized in the first quarter of fiscal 2026. The total charges consist of approximately $200 million to $210 million related to employee transition, severance payments, employee benefits, and share-based compensation, and the balance is related to an impairment of office space.

The following table summarizes the activity under the Fiscal 2026 Restructuring Plan during fiscal 2025 (in millions):

	Workforce Reduction
Charges	$ 65
Non-cash items	(8)
Restructuring liability as of January 31, 2025	$ 57

Additionally, during fiscal 2025, we recorded exit charges of $19 million associated with office space reductions under a separate restructuring plan.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that its internal control over financial reporting was effective as of January 31, 2025, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8, and is incorporated herein by reference.

(c) Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our most recently completed fiscal quarter. Based on that evaluation, our principal executive officer and principal financial officer concluded that there has not been any material change in our internal control over financial reporting during the fourth quarter of fiscal 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Limitations on Effectiveness of Controls and Procedures and Internal Control over Financial Reporting

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

See Management's Report on Internal Control over Financial Reporting above and the Report of Independent Registered Public Accounting Firm on our internal control over financial reporting in Part II, Item 8, which are incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements

During the three months ended January 31, 2025, no directors and/or officers of Workday adopted or terminated a "Rule 10b5-1 trading arrangement," as defined in item 408(a) of Regulation S-K intending to satisfy the affirmative defense conditions of Rule 10b5-1(c).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information concerning our directors, our Audit Committee, and any changes to the process by which stockholders may recommend nominees to the Board of Directors required by this Item are incorporated herein by reference to information contained in the Proxy Statement, which is expected to be filed with the SEC within 120 days after the end of the fiscal year ended January 31, 2025, including under the captions "Proposal No. 1: Election of Directors" and "Directors and Corporate Governance."

The information concerning our executive officers required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including under the caption "Executive Officers and Other Executive Management."

With regard to the information required by this Item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement, and such disclosure, if any, is incorporated herein by reference.

We have adopted a code of ethics, our Code of Conduct, which applies to all employees, including our principal executive officer, our principal financial officer, our principal accounting officer, and all other executive officers. The Code of Conduct is available on our website at www.workday.com/codeofconduct. A copy may also be obtained without charge by contacting Investor Relations, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588 or by emailing ir@workday.com.

We plan to post on our website at the address described above any amendments from or waivers to any provision of our Code of Conduct that applies to our principal executive officer, our principal financial officer, our principal accounting officer, and all other executive officers.

We have adopted an Insider Trading Policy governing the purchase, sale, and other transactions of Workday securities by our directors, officers, and employees, as well as Workday itself. Workday believes that its Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of the Workday Insider Trading Policy is filed as Exhibit 19.1 to this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including under the captions "Directors and Corporate Governance," "Executive Compensation," and "Summary Compensation Table."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including under the captions "Directors and Corporate Governance," "Related Party Transactions," and "Employment Arrangements and Indemnification Agreements."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including under the caption "Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Consolidated Financial Statements

See Index to Consolidated Financial Statements at Item 8 herein.

2. Financial Statement Schedules

All schedules have been omitted because they are not required, not applicable, or not present in amounts sufficient to require submission of the schedule.

3. Exhibits

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
3.1	Restated Certificate of Incorporation of the Registrant, as amended	10-Q	001-35680	August 28, 2024	3.1	
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-35680	January 26, 2023	3.1	
4.1	Form of Registrant's Class A common stock certificate	S-1/A	333-183640	October 1, 2012	4.1	
4.2	Form of Registrant's Class B common stock certificate	S-8	333-184395	October 12, 2012	4.9	
4.3	Description of Securities	10-K	001-35680	March 3, 2020	4.3	
4.4	Indenture, dated as of April 1, 2022, between Workday and U.S. Bank Trust Company National Association, as trustee	8-K	001-35680	April 1, 2022	4.1	
4.5	Form of 3.500% Note due 2027	8-K	001-35680	April 1, 2022	4.3	
4.6	Form of 3.700% Note due 2029	8-K	001-35680	April 1, 2022	4.4	
4.7	Form of 3.800% Note due 2032	8-K	001-35680	April 1, 2022	4.5	
10.1	Form of Indemnification Agreement	S-1	333-183640	August 30, 2012	10.1	
10.2†	2012 Equity Incentive Plan, as amended	DEF 14A	001-35680	April 27, 2018	Annex A	
10.3†	2012 Equity Incentive Plan forms of Award Agreements, as amended	10-K	001-35680	March 3, 2020	10.4	
10.4†	2022 Equity Incentive Plan	S-8	333-265766	June 22, 2022	4.4	
10.5†	2022 Equity Incentive Plan forms of Award Agreements					X
10.6†	Amended and Restated 2012 Employee Stock Purchase Plan	S-8	333-265766	June 22, 2022	4.6	
10.7†	Amended and Restated 2012 Employee Stock Purchase Plan forms of Award Agreements, as amended					X
10.8†	Adaptive Insights, Inc. 2013 Equity Incentive Plan	S-8	333-226907	August 17, 2018	99.1	
10.9†	Adaptive Insights, Inc. 2013 Equity Incentive Plan forms of Award Agreements	S-8	333-226907	August 17, 2018	99.2	
10.10†	Workday, Inc. Executive Severance and Change in Control Policy, as amended	8-K	001-35680	November 26, 2024	10.2	
10.11†	Letter Agreement between Carl Eschenbach and the Registrant dated December 20, 2022	10-K	001-35680	February 27, 2023	10.16	

10.12†	Offer Letter between Zane Rowe and Workday, Inc. dated May 23, 2023	8-K	001-35680	May 25, 2023	10.1	
10.13†	Offer Letter between Robert Enslin and Workday, Inc. dated November 25, 2024	8-K	001-35680	November 26, 2024	10.1	
10.14†	Offer Letter between Gerrit Kazmaier and Workday, Inc. dated February 24, 2025	8-K	001-35680	February 25, 2025	10.1	
10.15†	Workday, Inc. Omnibus Bonus Plan	8-K	001-35680	March 3, 2023	10.1	
10.16†	2022 Equity Incentive Plan Global Notice of Performance Restricted Stock Unit Award for Carl Eschenbach	10-K	001-35680	February 27, 2023	10.17	
10.17	Restated and Amended Pleasanton Ground Lease by and between San Francisco Bay Area Rapid Transit District and CREA/Windstar Pleasanton, LLC and related assignment agreement dated January 30, 2014	10-K	001-35680	March 31, 2014	10.11	
10.18	Stock Restriction Agreement, by and among the Registrant, David A. Duffield and Aneel Bhusri	S-1/A	333-183640	October 1, 2012	10.11	
10.19	Credit Agreement, dated as of April 6, 2022, among Workday, certain subsidiaries of Workday, Bank of America, N.A., Wells Fargo Bank, National Association, and the other L/C Issuers and Lenders party thereto	8-K	001-35680	April 7, 2022	10.1	
19.1	Insider Trading Policy					X
21.1	List of Subsidiaries of the Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)					X
31.1	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Periodic Report by Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97	Compensation Recovery Policy	10-K	001-35680	March 8, 2024	97	
101.INS	XBRL Instance Document - Instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	X

†   Indicates a management contract or compensatory plan.

*   These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the SEC and are not incorporated by reference in any filing of Workday, Inc. under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on this 11th day of March, 2025.


WORKDAY, INC.

/s/ Zane Rowe
_____

Zane Rowe
Chief Financial Officer (Principal Financial Officer)

/s/ Mark Garfield
_____

Mark Garfield
Chief Accounting Officer (Principal Accounting Officer)


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Zane Rowe or Richard H. Sauer, or any of them, his or her attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Carl M. Eschenbach **Carl M. Eschenbach**	Chief Executive Officer and Director *(Principal Executive Officer)*	March 11, 2025
/s/ Zane Rowe **Zane Rowe**	Chief Financial Officer *(Principal Financial Officer)*	March 11, 2025
/s/ Mark Garfield **Mark Garfield**	Chief Accounting Officer *(Principal Accounting Officer)*	March 11, 2025
/s/ Aneel Bhusri **Aneel Bhusri**	Director	March 11, 2025
/s/ Thomas F. Bogan **Thomas F. Bogan**	Director	March 11, 2025
/s/ Elizabeth Centoni **Elizabeth Centoni**	Director	March 11, 2025
/s/ Lynne M. Doughtie **Lynne M. Doughtie**	Director	March 11, 2025
/s/ Wayne A.I. Frederick, M.D **Wayne A.I. Frederick, M.D**	Director	March 11, 2025
/s/ Mark J. Hawkins **Mark J. Hawkins**	Director	March 11, 2025
/s/ Michael M. McNamara **Michael M. McNamara**	Director	March 11, 2025
/s/ Rhonda J. Morris **Rhonda J. Morris**	Director	March 11, 2025
/s/ Michael L. Speiser **Michael L. Speiser**	Director	March 11, 2025
/s/ George J. Still, Jr. **George J. Still, Jr.**	Director	March 11, 2025
/s/ Jerry Yang **Jerry Yang**	Director	March 11, 2025

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